Exhibit 99.3

NOTICES OF SPECIAL MEETINGS AND

JOINT MANAGEMENT INFORMATION CIRCULAR OF

HUDBAY MINERALS INC. and COPPER MOUNTAIN MINING CORPORATION

for the

SPECIAL MEETINGS OF SHAREHOLDERS

TO BE HELD ON JUNE 13, 2023

with respect to a proposed

PLAN OF ARRANGEMENT

involving

HUDBAY MINERALS INC. and COPPER MOUNTAIN MINING CORPORATION

MAY 15, 2023

TAKE ACTION AND VOTE TODAY

These materials are important and require your immediate attention. The shareholders of Hudbay Minerals Inc. (“Hudbay”) and Copper Mountain Mining Corporation (“CMMC”) are required to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors.

Hudbay Shareholders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-866-581-1571 (toll-free in North America) or 1-416-623-2514 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.HudbayPOA.com.

CMMC Shareholders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-855-682-2031 (toll-free in North America) or 1-416-623-4172 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.CopperMountainPOA.com.

No securities regulatory authority or stock exchange in Canada, the United States, Australia or elsewhere has expressed an opinion about, or passed upon the fairness or merits of, the transactions described in this document, the securities being offered pursuant to such transactions or the adequacy of the information contained in this document and it is an offense to claim otherwise. No securities regulatory authority or stock exchange in Canada, the United States, Australia or elsewhere has approved or registered this document, and this document is not required to be registered with a securities regulatory authority or stock exchange in any such jurisdiction. This document is not a prospectus under the Australian Corporations Act.

LETTER TO HUDBAY SHAREHOLDERS

May 15, 2023

Dear Hudbay Shareholders,

The board of directors of Hudbay Minerals Inc. (“Hudbay”) cordially invites you to attend the special meeting of the holders of common shares of Hudbay to be held in a virtual-only format on June 13, 2023 at 10:30 a.m. (Toronto time) (the “Hudbay Meeting”). At the Hudbay Meeting, you will be asked to consider a resolution regarding the issuance of Hudbay common shares in connection with the proposed acquisition by Hudbay of all the outstanding common shares of Copper Mountain Mining Corporation (“CMMC”) pursuant to a plan of arrangement (the “Transaction”).

The Transaction will create a premier Americas-focused copper mining company that is well-positioned to deliver sustainable cash flows. All assets in the combined portfolio are located in tier-one mining-friendly jurisdictions of Canada, Peru and the United States and the combined company is expected to represent the third largest copper producer in Canada based on 2023 estimated copper production.

After consummating the Transaction, the combined company will have a larger-scale platform backed by three long-life operating mines with exploration and expansion upside, three large-scale development projects and one of the largest mineral resource bases among intermediate copper producers. Further, we believe that the combination of Hudbay and CMMC creates an opportunity for us to apply Hudbay’s strong operating practices to the CMMC mine in British Columbia, which is expected to result in meaningful synergies and efficiencies.

Additionally, Hudbay and CMMC have each demonstrated a devoted shared commitment to the highest safety and ESG standards and we strongly believe the combined company is well-positioned to continue this commitment into the future under the supervision of a talented, experienced and driven senior executive management team. From a leadership perspective, we are also very excited to welcome two new members to our board of directors from CMMC following closing of the Transaction. We are confident that the two new members will bring significant additional industry knowledge and complementary expertise to the combined company. Further details of the Transaction, including regarding the proposed issuance of Hudbay common shares in connection with the Transaction, are described in more detail in the accompanying Notice of Special Meeting of Shareholders of Hudbay and the Joint Management Information Circular.

On behalf of the rest of the Hudbay board of directors and the Hudbay management team, I would like to express our gratitude for the support our Hudbay shareholders have demonstrated with respect to our decision to undertake this Transaction. We believe that this opportunity will be transformative for both Hudbay and CMMC shareholders and is an exciting next step in our journey as we continue to remain focused on disciplined capital allocation to achieve our strategic objectives.

We encourage you to vote at the Hudbay Meeting and we thank you for your continued support.

Yours very truly,

(Signed) “Stephen A. Lang”

Stephen A. Lang
Chair, Board of Directors
Hudbay Minerals Inc.

LETTER TO COPPER MOUNTAIN SHAREHOLDERS

May 15, 2023

Dear CMMC Shareholders,

The board of directors (the “CMMC Board”) of Copper Mountain Mining Corporation (“CMMC”) cordially invites you to attend a special meeting (the “CMMC Meeting”) of the holders (the “CMMC Shareholders”) of common shares in the capital of CMMC (the “CMMC Shares”) to be held in a virtual-only format on June 13, 2023 at 9:00 a.m. (Vancouver time).

The Transaction

At the CMMC Meeting, the CMMC Shareholders will be asked to consider a resolution (the “Arrangement Resolution”) regarding a plan of arrangement of CMMC (the “Transaction”) whereby all of the issued and outstanding CMMC Shares will be acquired by Hudbay Minerals Inc. (“Hudbay”) for common shares of Hudbay (the “Hudbay Shares”) for consideration per CMMC Share equal to 0.381 of a Hudbay Share.

This combination represents an opportunity to combine two companies to create a leading Americas-focused copper producer. Following completion of the Transaction, the combined company (the “Combined Company”) will have increased scale and an enhanced portfolio with three long-life operating mines with exploration and expansion upside, three large-scale development projects and one of the largest mineral resource bases among intermediate copper producers. The Combined Company is expected to produce 150,000 tonnes of copper in 2023 at cash costs in the second quartile of the copper cost curve. The Combined Company will also be a best-in-class copper company with a geographically balanced portfolio in tier-one mining jurisdictions (Peru, Canada and the United States), with approximately 55% of net asset value estimated to be from North American assets and 45% of net asset value estimated to be from South American assets.

CMMC Shareholders will benefit from significant accretion to cash flows, as the Combined Company will have greater cash flow generation and a stronger balance sheet. In addition, upon closing of the Transaction, the Combined Company is expected to generate an estimated US$30 million per year of operating efficiencies and corporate synergies, resulting in further financial and operational benefits. Moreover, in a market that values scale and trading liquidity, the combination of CMMC and Hudbay will create the third largest copper producer in Canada, with an implied market capitalization of approximately US$2.3 billion (based on the closing prices of Hudbay Shares and CMMC Shares on the TSX on April 12, 2023, being the business day immediately preceding the announcement of the Transaction), thereby supporting an enhanced capital markets profile and improved trading liquidity. Ultimately, the strategic and financial benefits from the Transaction are expected to position the Combined Company for a valuation re-rating.

CMMC and Hudbay share a strong commitment to operating with the highest ESG principles. The Copper Mountain Mine has set a goal of net-zero carbon emissions by 2035 which is underlined by Hudbay’s overall commitment to achieve net-zero by 2050. With operations in the lower half of the global greenhouse gas emissions curve for copper mines, and through the sharing of expertise in carbon reduction initiatives and innovation, the Combined Company is well positioned to become a leader in ESG initiatives.

The Combined Company’s Board of Directors will include two directors from the CMMC Board, and the management team will include select members from the management team of CMMC. The Combined Company will therefore be led by a team of experienced mining and business leaders from both companies with complementary skills, strengths and capabilities.

Details of the Transaction, which will proceed by way of a plan of arrangement, and of the issuance of Hudbay Shares as consideration to CMMC Shareholders in connection with the Transaction, are described in more detail in the accompanying Notice of Special Meeting of Shareholders of CMMC and the accompanying joint management information circular of Hudbay and CMMC dated May 15, 2023 (the “Circular”). The Circular includes additional information to assist you in considering how to vote on the proposed Arrangement Resolution, including risk factors relating to the completion of the Transaction. You should carefully review and consider all of the information in the Circular. If you require assistance, consult your financial, legal, tax or other professional advisor.

Recommendation of the CMMC Board

The CMMC Board, having undertaken a thorough review of, and having carefully considered the terms of the Transaction, and after consulting with its financial and legal advisors, including having received and taken into account the fairness opinions received from CIBC World Markets Inc. and Origin Merchant Partners, the unanimous recommendation of the special committee of the CMMC Board and such other matters as it considered necessary and relevant, including the factors set out in the Circular under the heading “The Arrangement – Reasons for the Arrangement” and “The Arrangement – Additional CMMC Reasons”, has unanimously determined that the Transaction is in the best interests of CMMC.

Accordingly, the CMMC Board has unanimously concluded that the Transaction is in the best interests of CMMC and recommends that you vote FOR the Arrangement Resolution.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF CMMC SHARES YOU OWN.

Whether or not you expect to attend the CMMC Meeting, we encourage you to take the time to complete, sign, date and return the enclosed form of proxy or voting instruction form, as applicable, in accordance with the instructions set out therein so that your CMMC Shares can be voted at the CMMC Meeting. See “Information Concerning the CMMC Meeting” of the Circular for more information.

Proxies must be submitted (in accordance with the instructions set out on the form of proxy) no later than 9:00 a.m. (Vancouver time) on June 9, 2023, or on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed CMMC Meeting. A completed voting instruction form should be deposited in accordance with the instructions printed on the form. The deadline for depositing proxies may be waived or extended by the Chair of the CMMC Meeting at his or her discretion, without notice.

If CMMC Shareholders have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-855-682-2031 (toll-free in North America) or 1-416-623-4172 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.CopperMountainPOA.com.

On behalf of the CMMC Board, I would like to express our gratitude for the support our CMMC Shareholders have demonstrated with respect to our decision to undertake this Transaction. We believe that this opportunity will be transformative for both CMMC and Hudbay shareholders and will create a premier Americas-focused copper producer.

Yours very truly,

(Signed) “Gilmour Clausen”

Gilmour Clausen
Director, President and Chief Executive Officer
Copper Mountain Mining Corporation

HUDBAY MINERALS INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF HUDBAY

NOTICE IS HEREBY GIVEN that a special meeting (the “Hudbay Meeting”) of the holders (the “Hudbay Shareholders”) of common shares (the “Hudbay Shares”) of Hudbay Minerals Inc. (“Hudbay”) will be held in a virtual-only format, which will be conducted via live webcast available online, at https://web.lumiagm.com/265891707 on June 13, 2023 at 10:30 a.m. (Toronto time), subject to any adjournment(s) or postponement(s) thereof, for the following purposes:

1.

to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution (the “Hudbay Resolution”), the full text of which is set forth in Appendix A to the accompanying joint management information circular (the “Circular”) of Hudbay and Copper Mountain Mining Corporation (“CMMC”) dated May 15, 2023, approving the issuance by Hudbay of such number of Hudbay Shares as may be required to be issued pursuant to or in connection with the plan of arrangement under Part 9, Division 5 of the Business Corporations Act (British Columbia) among CMMC and Hudbay (the “Arrangement”), in accordance with the terms of the arrangement agreement dated April 13, 2023 between Hudbay and CMMC (as amended, supplemented or otherwise modified from time to time, the “Arrangement Agreement”), as more particularly described in the Circular; and

2.	to transact such other business, including amendments to the foregoing, as may properly be brought before the Hudbay Meeting and any adjournment or postponement thereof.

The board of directors of Hudbay (the “Hudbay Board”) unanimously recommends that Hudbay Shareholders vote FOR the Hudbay Resolution. It is a condition to the completion of the Arrangement that the Hudbay Resolution be approved at the Hudbay Meeting. If the Hudbay Resolution is not approved by the Hudbay Shareholders the Arrangement cannot be completed.

Each Hudbay Share entitled to be voted in respect of the Hudbay Resolution will entitle the holder to one vote at the Hudbay Meeting. The Hudbay Resolution must be approved by at least a simple majority of the votes cast by Hudbay Shareholders present virtually or represented by proxy and entitled to vote at the Hudbay Meeting.

The Arrangement Agreement has been filed under Hudbay’s and CMMC’s respective issuer profiles on SEDAR at www.sedar.com and under Hudbay’s issuer profile on EDGAR at www.sec.gov. This Notice of Special Meeting of Shareholders of Hudbay is accompanied by the Circular which contains additional information relating to matters to be dealt with at the Hudbay Meeting.

The Hudbay Board has set the close of business (Toronto time) on April 28, 2023 as the record date (the “Hudbay Record Date”) for determining the Hudbay Shareholders who are entitled to receive notice of and vote at the Hudbay Meeting. Only persons shown on the register of Hudbay Shareholders at the close of business (Toronto time) on the Hudbay Record Date, or their duly appointed proxyholders, will be entitled to receive notice of the Hudbay Meeting and vote on the Hudbay Resolution.

Important Notice Regarding the Virtual Meeting

Hudbay will be conducting a virtual-only Hudbay Meeting via live webcast at https://web.lumiagm.com/265891707. Hudbay Shareholders will not be able to attend the Hudbay Meeting in person. At the Hudbay Meeting, Registered Hudbay Shareholders (“Registered Hudbay Shareholders”) and their duly appointed proxyholders will be able to participate, ask questions and vote in “real time” through an online portal at https://web.lumiagm.com/265891707. All Hudbay Shareholders who wish to attend the Hudbay Meeting must carefully follow the procedures set out in the Circular in order to vote and ask questions through the live webcast. Non-registered beneficial Hudbay Shareholders (“Non-Registered Hudbay Shareholders”), unless you appoint yourself as a proxyholder and register with TSX Trust by e-mailing tsxtrustproxyvoting@tmx.com the “Request for control number”

form, which can be found at https://tsxtrust.com/resource/en/75, will be able to listen to the live webcast of the Hudbay Meeting, but will not be able to ask questions or vote during the Hudbay Meeting. Hudbay believes that a virtual meeting gives all Hudbay Shareholders an equal opportunity to participate regardless of their geographic location or the particular constraints and circumstances that they face. Hudbay Shareholders are strongly encouraged to submit their completed form of proxy (in the case of Registered Hudbay Shareholders) or voting instruction form (in the case of Non-Registered Hudbay Shareholders), or alternatively, to vote over the Internet or by other means, in each case, well in advance of the Hudbay Meeting and in accordance with the enclosed instructions so that as many Hudbay Shares as possible are represented at the Hudbay Meeting.

As a Hudbay Shareholder, it is important that you read this Notice of Special Meeting of Shareholders of Hudbay and accompanying Circular carefully and then vote your Hudbay Shares. Proxies to be used or acted upon at the Hudbay Meeting must be completed and deposited with Hudbay’s transfer agent, TSX Trust Company (“TSX Trust”), in accordance with the instructions thereon. To be effective, a duly completed proxy must be received by TSX Trust by 10:30 a.m. (Toronto time) on June 9, 2023 (or by 10:30 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Hudbay Meeting). Hudbay Shareholders may vote online, by telephone or by mail following the instructions found in the enclosed form of proxy or voting instruction form. Late proxies may be accepted or rejected by the chair of the Hudbay Meeting in his or her discretion. The time limit for the deposit of proxies may be waived or extended by the chair of the Hudbay Meeting, at the chair’s discretion, with or without notice. The chair is under no obligation to accept or reject any particular late proxy. Non-Registered Hudbay Shareholders holding Hudbay Shares through an Intermediary may have an earlier deadline by which the intermediary or broker must receive voting instructions. Non-Registered Hudbay Shareholders that hold Hudbay Shares through an intermediary or broker and receive these materials through such intermediary or broker should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by such intermediary or broker.

Hudbay Shareholders that have any questions or need additional information regarding the voting of their Hudbay Shares should consult their financial, legal, tax or other professional advisor.

If Hudbay Shareholders have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-866-581-1571 (toll-free in North America) or 1-416-623-2514 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.HudbayPOA.com.

Your vote is very important, regardless of the number of Hudbay Shares that you own. Whether or not you expect to attend the Hudbay Meeting, we encourage you to vote your form of proxy or voting instruction form, as applicable, as promptly as possible to ensure that your vote will be counted at the Hudbay Meeting.

THE HUDBAY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HUDBAY SHAREHOLDERS VOTE FOR THE HUDBAY RESOLUTION

DATED at Toronto, Ontario, this 15th day of May, 2023.

BY ORDER OF THE BOARD OF DIRECTORS OF HUDBAY MINERALS INC.

(signed) “Stephen A. Lang”

Stephen A. Lang
Chair of the Hudbay Board

COPPER MOUNTAIN MINING CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF COPPER MOUNTAIN

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Supreme Court of British Columbia (the “Court”) dated May 15, 2023, a special meeting (the “CMMC Meeting”) of the holders (the “CMMC Shareholders”) of common shares (the “CMMC Shares”) of Copper Mountain Mining Corporation (“CMMC”) will be held in a virtual-only format which will be conducted via live webcast available online using a virtual shareholder meeting platform at www.virtualshareholdermeeting.com/CMMC2023 on June 13, 2023 at 9:00 a.m. (Vancouver time), subject to any adjournment(s) or postponement(s) thereof, for the following purposes:

1.

to consider, pursuant to the Interim Order, and if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix B to the accompanying joint management information circular (the “Circular”) of Hudbay Minerals Inc. (“Hudbay”) and CMMC dated May 15, 2023, approving a statutory plan of arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving, among others, Hudbay and CMMC, in accordance with the terms of the arrangement agreement dated April 13, 2023 between Hudbay and CMMC (as amended, supplemented or otherwise modified from time to time, the “Arrangement Agreement”), as more particularly described in the Circular; and

2.	to transact such other business, including amendments to the foregoing, as may properly be brought before the CMMC Meeting and any adjournment or postponement thereof.

The board of directors of CMMC (the “CMMC Board”) unanimously recommends that CMMC Shareholders vote FOR the Arrangement Resolution. It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the CMMC Meeting. If the Arrangement Resolution is not approved by the CMMC Shareholders, the Arrangement cannot be completed.

Each CMMC Share entitled to be voted in respect of the Arrangement Resolution will entitle the holder to one vote at the CMMC Meeting. The Arrangement Resolution must be approved by (a) at least two-thirds of the votes cast by CMMC Shareholders present virtually or represented by proxy at the CMMC Meeting, and (b) a simple majority of the votes cast by CMMC Shareholders present virtually or represented by proxy at the CMMC Meeting, excluding the votes required to be excluded by Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as more fully described in the Circular.

The Arrangement Agreement has been filed under CMMC’s issuer profile on SEDAR at www.sedar.com. This Notice of Special Meeting of Shareholders of CMMC is accompanied by the Circular which contains additional information relating to matters to be dealt with at the CMMC Meeting.

The CMMC Board has set the close of business (Vancouver time) on April 25, 2023 as the record date (the “CMMC Record Date”) for determining the CMMC Shareholders who are entitled to receive notice of and vote at the CMMC Meeting. Only persons shown on the register of CMMC Shareholders at the close of business (Vancouver time) on the CMMC Record Date will be entitled to receive notice of the CMMC Meeting and vote on the Arrangement Resolution.

CMMC will be conducting a virtual-only CMMC Meeting via live webcast at www.virtualshareholdermeeting.com/CMMC2023, as authorized by, and in accordance with, the Interim Order. CMMC Shareholders will not be able to attend the CMMC Meeting in person. At the CMMC Meeting, registered CMMC Shareholders (“Registered CMMC Shareholders”) and their duly appointed proxyholders will be able to participate, ask questions and vote in “real time” through the online portal at www.virtualshareholdermeeting.com/CMMC2023. All CMMC Shareholders who wish to attend the CMMC Meeting must carefully follow the procedures set out in the Circular in order to vote and ask questions through the live webcast. Non-registered beneficial CMMC Shareholders (“Non-Registered CMMC Shareholders”), unless they have been duly appointed as proxyholders in accordance with the procedures set out in the Circular, and holders of CMMC CHESS Depositary Interests (as defined in the Settlement Operating Rules of the Australian Securities Exchange) (“CMMC CDIs”) will be able to listen to the live webcast of the CMMC Meeting, but will not be able to ask questions or vote during the CMMC Meeting. CMMC believes that a virtual meeting gives all CMMC Shareholders an equal opportunity to participate regardless of their geographic location. CMMC Shareholders and holders of CMMC CDIs are strongly encouraged to submit their completed form of proxy (in the case of Registered CMMC Shareholders) or voting instruction form (in the case of Non-Registered CMMC Shareholders (other than CMMC CDI holders)) or the CMMC CDI voting instruction form (“CDI VIF”) received from Computershare Investor Services Pty Limited (“Computershare Australia”) (in the case of holders of CMMC CDIs), or alternatively, to vote over the Internet or by other means, in each case, well in advance of the CMMC Meeting and in accordance with the enclosed instructions, so that as many CMMC Shares as possible are represented at the CMMC Meeting.

As a CMMC Shareholder, it is important that you read this Notice of Special Meeting of Shareholders of CMMC and accompanying Circular carefully and then vote your CMMC Shares. Proxies to be used or acted upon at the CMMC Meeting must be completed and deposited with CMMC’s meeting provider, Broadridge Financial Solutions, Inc. (“Broadridge”), in accordance with the instructions thereon. To be effective, a duly completed proxy must be received by Broadridge by 9:00 a.m. (Vancouver time) on June 9, 2023 (or by 9:00 a.m. (Vancouver time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed CMMC Meeting). CMMC Shareholders may vote online, by telephone or by mail following the instructions found in the enclosed form of proxy or voting instruction form. Late proxies may be accepted or rejected by the chair of the CMMC Meeting in his or her discretion. The chair is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the chair of the CMMC Meeting, at the chair’s discretion, with or without notice. Non-Registered CMMC Shareholders (other than holders of CMMC CDIs) holding CMMC Shares through an intermediary or broker may have an earlier deadline by which the intermediary or broker must receive voting instructions. Non-Registered CMMC Shareholders (other than holders of CMMC CDIs) that hold CMMC Shares through an intermediary or broker and receive these materials through such intermediary or broker should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by such intermediary or broker.

Holders of CMMC CDIs that receive a CDI VIF from Computershare Australia are requested to complete and return the CDI VIF in accordance with the instructions provided by Computershare Australia. If you do not complete and return the form or vote online in accordance with such instructions, you may lose your right to direct the voting of your CMMC CDIs at the CMMC Meeting on your behalf.

Pursuant to the Interim Order, Registered CMMC Shareholders entitled to vote at the CMMC Meeting have a right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid an amount equal to the fair value of their CMMC Shares as of the close of business (Vancouver time) on the day before the Arrangement Resolution was approved, provided that they have strictly complied with the dissent procedures set out under Part 8, Division 2 of the BCBCA, as modified by the plan of arrangement (the “Plan of Arrangement”, a copy of which is attached in Appendix E to the Circular) and the Interim Order. A Registered CMMC Shareholder wishing to exercise rights of dissent with respect to the Arrangement Resolution must send to CMMC a written objection to the Arrangement Resolution, which written objection must be received by CMMC, at Suite 1700—700 West Pender Street Vancouver, British Columbia, Canada, V6C 1G8, Attention: Matt Langford, Vice President, General Counsel and Corporate Secretary, with a copy to CMMC’s counsel, Davies Ward Phillips & Vineberg LLP, Attention: Melanie Shishler and Richard Fridman, 155 Wellington Street West, Toronto, Ontario, M5V 3J7, not later than 4:00 p.m. (Vancouver time) on June 9, 2023 (or the day that is two business days immediately preceding the date that any adjourned or postponed CMMC Meeting is reconvened or held, as the case may be), and must otherwise strictly comply with the dissent procedures prescribed by the BCBCA, as modified by the Plan of Arrangement and the Interim Order. A CMMC Shareholder’s right to dissent is more particularly described in the Circular. A copy of the Interim Order and the text of Part 8, Division 2 of the BCBCA are set forth in Appendix C and Appendix M, respectively, to the Circular.

Failure to strictly comply with the requirements set forth in Part 8, Division 2 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss of any right to dissent. Non-Registered CMMC Shareholders who wish to dissent should be aware that only Registered CMMC Shareholders entitled to vote at the CMMC Meeting are entitled to dissent in respect of the Arrangement Resolution. Registered CMMC Shareholders may only dissent with respect to all of their CMMC Shares held on behalf of any one such beneficial holder and registered in the name of such dissenting CMMC Shareholder. Accordingly, a Non-Registered CMMC Shareholder desiring to exercise the right to dissent must make arrangements for the CMMC Shares beneficially owned by such Non-Registered CMMC Shareholder to be registered in such Non-Registered CMMC Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by CMMC or, alternatively, make arrangements for the registered holder of such CMMC Shares to dissent on the Non-Registered CMMC Shareholder’s behalf. It is strongly suggested that any CMMC Shareholder wishing to dissent seek independent legal advice, as the failure to strictly comply with the provisions of Part 8, Division 2 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, may prejudice such CMMC Shareholder’s right to dissent.

CMMC Shareholders that have any questions or need additional information regarding the voting of their CMMC Shares should consult their financial, legal, tax or other professional advisor.

If CMMC Shareholders have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-855-682-2031 (toll-free in North America) or 1-416-623-4172 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.CopperMountainPOA.com.

Your vote is very important, regardless of the number of CMMC Shares that you own. Whether or not you expect to attend the CMMC Meeting, we encourage you to vote your form of proxy, voting instruction form, or CDI VIF, as applicable, as promptly as possible to ensure that your vote will be counted at the CMMC Meeting.

THE COPPER MOUNTAIN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT COPPER MOUNTAIN SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION

DATED at Vancouver, British Columbia, this 15th day of May, 2023.

BY ORDER OF THE BOARD OF DIRECTORS OF COPPER MOUNTAIN MINING CORPORATION

(signed) “Edward Dowling”

Edward Dowling
Chairman of the Board of Directors

COPPER MOUNTAIN MINING CORPORATION

SPECIAL MEETING OF CMMC SHAREHOLDERS CDI VOTING PROCESS

The common shares (the “CMMC Shares”) of Copper Mountain Mining Corporation (“CMMC”) are listed on the Australian Securities Exchange (the “ASX”) in the form of CMMC CHESS Depositary Interests (as defined in the Settlement Operating Rules of the ASX) (“CMMC CDIs”), being a unit of beneficial ownership in a CMMC Share that is registered in the name of CHESS Depositary Nominees Pty Ltd. (“CDN”), a wholly-owned subsidiary of ASX Limited. CMMC would like to remind CMMC CDI holders of the particular requirements and restrictions that their votes will be subject to. Each CMMC CDI is a unit of beneficial ownership of one CMMC Share. CMMC CDI holders do not actually own direct legal title to their CMMC Shares, which are held for and on behalf of CMMC CDI holders by CDN. This structure exists because CMMC is a Canadian company with a right to have its securities traded on the ASX by way of CMMC CDIs.

This arrangement impacts how CMMC CDI holders can record their votes for the matters to be tabled at the CMMC Meeting. As CMMC CDIs represent beneficial ownership of CMMC Shares, which are registered in the name of CMMC CDI holders by CDN, CMMC CDI holders need to provide confirmation of their voting intentions to CDN before the CMMC Meeting. CDN will then exercise the votes on behalf of CMMC CDI holders. If a CMMC CDI holder wishes to vote, they must register their vote with CDN by using the CMMC CDI Voting Instruction Form (“CDI VIF”) provided by Computershare Investor Services Pty Limited (“Computershare Australia”).

If CMMC CDI holders have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-855-682-2031 (toll-free in North America) or 1-416-623-4172 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.CopperMountainPOA.com.

To have a CMMC CDI vote counted, CMMC CDI holders must return their completed CDI VIF to Computershare Australia by no later than 5:00 p.m. (Perth time) on June 7, 2023. This deadline has been set to allow sufficient time to collate the votes of CMMC CDI holders and submit them to CMMC’s meeting provider, Broadridge Financial Solutions, Inc., not later than 9:00 a.m. (Vancouver time) on June 9, 2023 (or by 9:00 a.m. (Vancouver time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed CMMC Meeting).

CMMC encourages CMMC CDI holders to lodge their votes ahead of the CMMC Meeting in the manner specified above.

DATED at Vancouver, British Columbia, this 15th day of May, 2023.

BY ORDER OF THE BOARD OF DIRECTORS OF COPPER MOUNTAIN MINING CORPORATION

(signed) “Edward Dowling”

Edward Dowling
Chairman of the Board of Directors

TABLE OF CONTENTS

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF HUDBAY	1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF COPPER MOUNTAIN	1

SPECIAL MEETING OF CMMC SHAREHOLDERS CDI VOTING PROCESS	1

JOINT MANAGEMENT INFORMATION CIRCULAR	1

Introduction	1
Information Contained in this Circular	1
Information Concerning Hudbay	2
Information Concerning CMMC	2
Solicitation of Proxies	2
Enforcement in Canada	3
Scientific and Technical Information	3
Information for United States Shareholders	4
Information for Australian Shareholders	7
Information for Shareholders not Resident in Canada	9
Non-GAAP Financial Performance Measures	9
Third Party Data	10
Currency Exchange Rates	10
Cautionary Statement Regarding Forward-Looking Statements	11

HUDBAY SHAREHOLDERS QUESTIONS AND ANSWERS	14

CMMC SHAREHOLDERS QUESTIONS AND ANSWERS	24

SUMMARY	35

The Arrangement	35
Background to the Arrangement	35
Recommendation of the Hudbay Board	35
Recommendation of the CMMC Special Committee	36
Recommendation of the CMMC Board	36
Reasons for the Arrangement	36
CMMC Fairness Opinions	42
Hudbay Fairness Opinion	44
Support and Voting Agreements	45
Procedure for the Arrangement to Become Effective	45
Treatment of CMMC Incentive Awards	45
Effective Date of the Arrangement	47
Procedure for Exchange of CMMC Shares for Hudbay Shares and Letter of Transmittal	47
Procedure for Exchange of CMMC CDIs for Hudbay Shares	48
Extinction of Rights	48
No Fractional Shares	49
Shareholder Approvals	49
Court Approval of the Arrangement	49
Key Regulatory Matters	50
Stock Exchange Listings Approval and Delisting Matters	50
Arrangement Agreement	51
Interests of Certain Persons in the Arrangement	52
Information Concerning the Hudbay Meeting	52
Information Concerning the CMMC Meeting	53
Dissenting Shareholder Rights	53
Information Concerning Hudbay	54
Information Concerning CMMC	54
Information Concerning Hudbay Following the Arrangement	55
Risk Factors	56
Certain Income Tax Consequences of the Arrangement	56

THE ARRANGEMENT	57

Background to the Arrangement	57
Recommendation of the Hudbay Board	68
Recommendation of the CMMC Special Committee	68
Recommendation of the CMMC Board	68
Reasons for the Arrangement	68
Additional Hudbay Reasons	70
Additional CMMC Reasons	72
CMMC Fairness Opinions	75
Hudbay Fairness Opinion	76
Support and Voting Agreements	77

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Arrangement Mechanics	79
Timing for Completion of the Arrangement	83
Procedure for Exchange of CMMC Shares for Hudbay Shares and Letter of Transmittal	83
Procedure for Exchange of CMMC CDIs for Hudbay Shares	85
Extinction of Rights	85
No Fractional Shares	86
Lost Certificates	86
Mail Service Interruptions	86
Withholding Rights	86
Treatment of Dividends	87
Adjustment of Consideration	87
Return of CMMC Shares	87
Expenses	88
Shareholder Approvals	88
Court Approval of the Arrangement	89
Key Regulatory Matters	89
Stock Exchange Listing Approval and Delisting Matters	91

THE ARRANGEMENT AGREEMENT	92

Conditions to Closing	92
Effective Date of the Arrangement	95
Outside Date	95
Representations and Warranties	95
Covenants	96
Termination of the Arrangement Agreement	101
Amendments	104

SECURITIES LAW MATTERS	106

Interests of Certain Persons in the Arrangement	106
Other Canadian Securities Law Considerations	114
United States Securities Law Considerations	114
Australian Securities Law Considerations	115

INFORMATION CONCERNING THE HUDBAY MEETING	117

Purpose of the Hudbay Meeting	117
Who Can Vote	118
Voting Hudbay Shares and Participating at the Hudbay Meeting	118
Voting Hudbay Shares by Proxy	120
Additional Matters Presented at the Hudbay Meeting	122
Voting Shares and Principal Holders	122

INFORMATION CONCERNING THE CMMC MEETING	123

Purpose of the CMMC Meeting	123
Virtual CMMC Meeting	124
Attending and Participating at the CMMC Meeting	124
Appointment and Revocation of Proxies	125
Voting of Proxies and Exercise of Discretion	126
Voting by Registered CMMC Shareholders	127
Voting by Non-Registered CMMC Shareholders	127
Voting by CMMC CDI Holders	128
CMMC Record Date	128
Quorum	128
CMMC Shares and Principal Holders Thereof	128
Other Business	129

DISSENTING SHAREHOLDER RIGHTS	129

INFORMATION CONCERNING HUDBAY	132

INFORMATION CONCERNING CMMC	132

INFORMATION CONCERNING HUDBAY FOLLOWING THE ARRANGEMENT	133

Notice to Reader	133
General	133
Description of the Business	133
Corporate Structure	134
Description of Capital Structure	135
Dividend Policy and Capital Allocation	136
Directors and Officers of Hudbay the Completion of the Arrangement	137
Principal Holders of Hudbay Shares Upon Completion of the Arrangement	137
Auditor, Transfer Agent and Registrar	137

- ii -

Material Contracts	137
Risk Factors	137

RISK FACTORS	138

Risk Factors Relating to the Arrangement	138
Risk Factors Relating to the Combined Company	142

INCOME TAX CONSIDERATIONS	145

Certain Canadian Federal Income Tax Considerations	145
Certain United States Federal Income Tax Considerations	150
Exchange of CMMC Shares for the Hudbay Shares Pursuant to the Arrangement	151
Ownership and Disposition of Hudbay Shares	152
Foreign Tax Credit	153
Receipt of Foreign Currency	153
PFIC Considerations	154
Backup Withholding and Information Reporting	155
Certain Other Income Tax Considerations	156

LEGAL MATTERS	156

HUDBAY DIRECTORS’ APPROVAL	157

CMMC DIRECTORS’ APPROVAL	158

CONSENTS	159

Consent of Origin Merchant Partners	159
Consent of CIBC World Markets Inc.	160
Consent of TD Securities Inc.	161

GLOSSARY OF TERMS	162

APPENDICES

APPENDIX A HUDBAY RESOLUTION	A-1

APPENDIX B ARRANGEMENT RESOLUTION	B-1

APPENDIX C INTERIM ORDER	C-1

APPENDIX D NOTICE OF HEARING OF PETITION FOR THE FINAL ORDER AND PETITION	D-1

APPENDIX E PLAN OF ARRANGEMENT	E-1

APPENDIX F HUDBAY VIRTUAL MEETING USER GUIDE	F-1

APPENDIX G CMMC VIRTUAL MEETING USER GUIDE	G-1

APPENDIX H ORIGIN FAIRNESS OPINION	H-1

APPENDIX I CIBC FAIRNESS OPINION	I-1

APPENDIX J TD SECURITIES FAIRNESS OPINION	J-1

APPENDIX K INFORMATION CONCERNING HUDBAY	K-1

APPENDIX L INFORMATION CONCERNING CMMC	L-1

APPENDIX M PART 8, DIVISION 2 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)	M-1

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JOINT MANAGEMENT INFORMATION CIRCULAR

Introduction

This joint management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Hudbay and CMMC for use at the Hudbay Meeting to be held at 10:30 a.m. (Toronto time) on June 13, 2023 and the CMMC Meeting to be held at 9:00 a.m. (Vancouver time) on June 13, 2023, respectively, and any adjournment(s) or postponement(s) thereof. Capitalized terms used but not otherwise defined in this Circular have the meanings ascribed thereto under “Glossary of Terms” in this Circular.

The Hudbay Meeting will be accessible online at https://web.lumiagm.com/265891707 starting at 10:30 a.m. (Toronto time) on June 13, 2023. The CMMC Meeting will be accessible online at www.virtualshareholdermeeting.com/CMMC2023 starting at 9:00 a.m. (Vancouver time) on June 13, 2023. Each of Hudbay and CMMC is holding the Hudbay Meeting and the CMMC Meeting, respectively, as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location will have an equal opportunity to participate at the meeting online. Shareholders will not be able to attend the Hudbay Meeting or the CMMC Meeting in person. For more information on how to attend and participate in the Hudbay Meeting or the CMMC Meeting online, please see the Notice of Special Meeting of Shareholders of Hudbay and the Notice of Special Meeting of Shareholders of CMMC, respectively. See also “Information Concerning the Hudbay Meeting” and “Information Concerning the CMMC Meeting”.

No Person has been authorized to give any information or make any representation in connection with the Arrangement and the issuance of Hudbay Shares in connection with the Arrangement, or any other matters to be considered at the Hudbay Meeting or the CMMC Meeting, as applicable, or discussed in or incorporated by reference in this Circular other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by Hudbay or CMMC and should not be relied upon in making a decision as to how to vote on the resolutions to be considered at the Hudbay Meeting or CMMC Meeting, as applicable. For greater certainty, to the extent that any information contained or provided on Hudbay’s or CMMC’s websites or by Hudbay’s and CMMC’s joint proxy solicitation agent is inconsistent with this Circular, you should rely on the information provided in this Circular.

Information contained on Hudbay’s or CMMC’s websites is not and is not deemed to be a part of this Circular or incorporated by reference herein and should not be relied upon in making a decision as to how to vote on the resolutions to be considered at the Hudbay Meeting or CMMC Meeting, as applicable.

This document is important and requires your immediate attention. If you have any questions or require assistance, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor.

Information Contained in this Circular

Descriptions in this Circular of the terms of the Interim Order, Plan of Arrangement, Origin Fairness Opinion, CIBC Fairness Opinion and TD Securities Fairness Opinion, attached to this Circular as Appendix C, Appendix E, Appendix H, Appendix I, and Appendix J, respectively, and the Arrangement Agreement and the forms of Support and Voting Agreements, which have been filed under Hudbay’s and CMMC’s respective issuer profiles on SEDAR at www.sedar.com and under Hudbay’s issuer profile on EDGAR at www.sec.gov, are summaries of the terms of those documents and are qualified in their entirety by reference to the full text of each of these documents. You are urged to carefully read the full text of these documents. In the event of any inconsistency between the summary of any provision of these documents contained in this Circular and the actual text of the document, the text of the applicable document shall govern.

Information contained in this Circular is given as at May 15, 2023 unless otherwise specifically stated and except that information in documents incorporated by reference is given as of the dates noted therein.

This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase any securities or the solicitation of a proxy, in any jurisdiction, to or from any Person to whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, imply or represent that there has been no change in the information set forth herein since the currency date of such information as set out in this Circular.

Information contained in this Circular should not be construed as legal, tax or financial advice and Hudbay Shareholders and CMMC Shareholders are urged to consult with their own professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

THIS CIRCULAR AND THE TRANSACTIONS CONTEMPLATED BY THE ARRANGEMENT AGREEMENT AND THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Information Concerning Hudbay

Except as otherwise indicated, the information concerning Hudbay contained in this Circular has been provided by Hudbay and should be read together with, and is qualified by, the documents of Hudbay incorporated by reference herein. Although CMMC has no knowledge that any statements contained herein taken from or based on such information provided by Hudbay are untrue or incomplete, neither CMMC nor any of its officers or directors assumes any responsibility for the completeness or accuracy of such information, nor any failure by Hudbay or any of its affiliates or representatives to disclose facts or events which may have occurred or may affect the completeness or accuracy of any such information but which are unknown to CMMC. In accordance with the Arrangement Agreement, Hudbay provided all necessary information concerning Hudbay that is required by Law to be included in this Circular and ensured that such information does not contain any Misrepresentations.

Information Concerning CMMC

Except as otherwise indicated, the information concerning CMMC contained in this Circular has been provided by CMMC and should be read together with, and is qualified by, the documents of CMMC incorporated by reference herein. Although Hudbay has no knowledge that any statements contained herein taken from or based on such information provided by CMMC are untrue or incomplete, neither Hudbay nor any of its officers or directors assumes any responsibility for the completeness or accuracy of such information, nor any failure by CMMC or any of its affiliates or representatives to disclose facts or events which may have occurred or may affect the completeness or accuracy of any such information but which are unknown to Hudbay. In accordance with the Arrangement Agreement, CMMC provided all necessary information concerning CMMC that is required by Law to be included in this Circular and ensured that such information does not contain any Misrepresentations.

Solicitation of Proxies

To encourage your vote participation, you may be contacted by directors, officers, employees, consultants or agents of Hudbay or CMMC, as applicable, by telephone, e-mail, Internet, facsimile, in person or by other means of communication, or by CMMC and Hudbay’s joint proxy solicitation agent, Kingsdale Advisors, in connection with this Circular and the Arrangement. The total cost of mailing the Hudbay Meeting Materials to Hudbay Shareholders will be borne by Hudbay. The total cost of mailing the CMMC Meeting Materials to CMMC Shareholders and holders of CMMC CDIs will be borne by CMMC. Hudbay and CMMC have engaged Kingsdale Advisors as their strategic shareholder advisor and proxy solicitation agent and will pay fees of approximately C$200,000, in aggregate, to Kingsdale Advisors for proxy solicitation services in addition to certain out-of-pocket expenses. Kingsdale Advisors’ fee will be borne in equal amounts by Hudbay and CMMC. Hudbay and CMMC may also reimburse brokers and other persons holding Shares in their name or in the name of nominees for their costs incurred in sending proxy material to their principals in order to obtain their proxies.

Hudbay Shareholders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-866-581-1571 (toll-free in North America) or 1-416-623-2514 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.HudbayPOA.com.

CMMC Shareholders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-855-682-2031 (toll-free in North America) or 1-416-623-4172 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.CopperMountainPOA.com.

Hudbay and CMMC may utilize the Broadridge QuickVoteTM system, which involves NOBOs being contacted by Kingsdale Advisors, which is soliciting proxies on behalf of Hudbay and CMMC, to obtain voting instructions over the telephone and relaying them to Broadridge (on behalf of the NOBO’s Intermediary). While representatives of Kingsdale Advisors are soliciting proxies on behalf of Hudbay and CMMC, Shareholders are not required to vote in the manner recommended by the Hudbay Board or the CMMC Board, as applicable. The QuickVoteTM system is intended to assist Shareholders in placing their votes, however, there is no obligation for any Shareholder to vote using the QuickVoteTM system, and such Shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this Circular. Any voting instructions provided by a Shareholder will be recorded and such Shareholder will receive a letter from Broadridge (on behalf of the Shareholder’s Intermediary) as confirmation that their voting instructions have been accepted.

Hudbay and CMMC will not be relying on the notice-and-access delivery procedures outlined in NI 54-101 to distribute copies of proxy-related materials in connection with the Hudbay Meeting or the CMMC Meeting. Hudbay and CMMC will pay for an Intermediary to deliver copies of proxy-related materials in connection with the Hudbay Meeting and the CMMC Meeting, respectively, to “objecting beneficial owners”.

Enforcement in Canada

Certain of the directors and officers of Hudbay and CMMC as well as certain experts referenced in this Circular and the documents incorporated by reference herein reside outside of Canada. It may not be possible for shareholders of Hudbay or CMMC to effect service of process within Canada upon such Persons. Shareholders are advised that it may not be possible to enforce judgments obtained in Canada against any Person that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada.

Scientific and Technical Information

All mineral reserves and mineral resources for Hudbay and CMMC have been estimated in accordance with the NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum definitions and classification system (the “CIM Standards”). All mineral resources are reported exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimation of “measured” and “indicated” mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable mineral reserves. The estimation of “inferred” mineral resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of mineral resources. It cannot be assumed that all or any part of a “measured”, “indicated” or “inferred” mineral resource will ever be upgraded to a higher category or converted into a mineral “reserve”. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. Investors are cautioned not to assume that any part or all of a “measured”, “indicated” or “inferred” mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred mineral resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to enable them to be categorized as mineral reserves.

Additional information about each of CMMC’s material mineral projects including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources can be found in the CMMC AIF filed on SEDAR and in the following technical report filed on SEDAR in respect of CMMC’s material mineral property, “Life-of-Mine Plan and 65 kt/d Expansion Study Update NI 43-101 Technical Report, Princeton, British Columbia” on the Copper Mountain Mine, with an effective date of August 1, 2022 (filed on September 30, 2022).

Additional information about each of Hudbay’s material mineral projects including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources can be found in the Hudbay AIF filed on SEDAR and EDGAR and in the following technical reports filed on SEDAR in respect of Hudbay’s material mineral properties: (a) “NI 43-101 Technical Report, Constancia Mine, Cuzco, Peru” on the Constancia mine, with an effective date of January 1, 2021 (filed on March 29, 2021); (b) “NI 43-101 Technical Report, Lalor and Snow Lake Operations, Manitoba, Canada”, on the Lalor mine, with an effective date of January 1, 2021 (filed on March 29, 2021); and (c) “Preliminary Economic Assessment, Copper World Complex, Prima County, Arizona, USA” NI 43-101 Technical Report on the Copper World project, with an effective date of May 1, 2022 (filed on July 14, 2022).

In addition, all mineral reserves and mineral resources of CMMC released to ASX have been estimated and reported on in accordance with JORC. Additional information regarding these disclosures is available under CMMC’s issuer profile at www.asx.com.au.

The current technical reports for each of the material mineral properties of Hudbay and CMMC are available under each of Hudbay’s and CMMC’s respective issuer profiles on SEDAR at www.sedar.com.

Information for United States Shareholders

THE SECURITIES TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR OR THE FAIRNESS OR MERITS OF THE PLAN OF ARRANGEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The offer and sale of the Consideration Shares issuable to CMMC Shareholders and CMMC CDI holders in exchange for their CMMC Shares and CMMC CDIs, respectively, and the offer and sale of the Hudbay Replacement Options issuable in exchange for CMMC Options, in each case pursuant to the Arrangement, have not been and will not be registered under the U.S. Securities Act or any U.S. state Securities Laws, and such securities will be issued in reliance upon the Section 3(a)(10) Exemption and exemptions from applicable U.S. state Securities Laws. The Section 3(a)(10) Exemption exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all Persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered.

The Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption with respect to the issuance of the Consideration Shares issuable to CMMC Shareholders and CMMC CDI holders in exchange for their CMMC Shares and CMMC CDIs, respectively, and the issuance of Hudbay Replacement Options to holders of CMMC Options in exchange for their CMMC Options, pursuant to the Arrangement upon completion of the Arrangement. The Court has been informed of this effect of the Final Order.

The solicitation of proxies for the Hudbay Meeting and the CMMC Meeting by means of this Circular is not subject to the requirements of section 14(a) of the U.S. Exchange Act, based upon exemptions from the SEC’s proxy solicitation rules applicable to “foreign private issuers” (as such term is defined in Rule 3b-4 under the U.S. Exchange Act). Accordingly, the solicitation of proxies and transactions contemplated in this Circular are being made in the United States in accordance with Canadian corporate Laws and Canadian Securities Laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Hudbay Shareholders and CMMC Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

The Consideration Shares received by CMMC Shareholders and CMMC CDI holders, as applicable, pursuant to the Arrangement (which, for avoidance of doubt, does not include the Hudbay Shares issuable upon exercise of the Hudbay Replacement Options) will be freely tradable under the U.S. Securities Act after the completion of the Arrangement, except by Persons who are “affiliates” (as defined in Rule 144 of the U.S. Securities Act) of Hudbay following completion of the Arrangement or who were affiliates of Hudbay within 90 days prior to the completion of the Arrangement. The Consideration Shares issued to CMMC Shareholders and CMMC CDI holders who are such affiliates (or former affiliates) of Hudbay may be subject to the registration requirements of the U.S. Securities Act, absent an exemption or exclusion therefrom, such as the exemptions contained in Rule 144 or Rule 904 of Regulation S. See “Securities Law Matters – United States Securities Law Considerations”. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Typically, persons who are directors, executive officers or 10% or greater shareholders of an issuer are considered to be its “affiliates”.

The exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to the Section 3(a)(10) Exemption or were issued pursuant to another exemption from registration under the U.S. Securities Act. Therefore, the Hudbay Shares issuable upon exercise of the Hudbay Replacement Options to be issued pursuant to the Arrangement may not be issued in reliance upon the Section 3(a)(10) Exemption and the Hudbay Replacement Options may be exercised only pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state Securities Laws. Prior to the issuance of any Hudbay Shares pursuant to any such exercise, Hudbay may require evidence (which may include an opinion of counsel) reasonably satisfactory to Hudbay to the effect that the issuance of such Hudbay Shares does not require registration under the U.S. Securities Act or applicable U.S. state Securities Laws.

The Hudbay Shares issued upon exercise of the Hudbay Replacement Options by holders in the United States or who are U.S. Persons will be “restricted securities”, as such term is defined in Rule 144 under the U.S. Securities Act, and may not be resold unless such securities are registered under the U.S. Securities Act and all applicable U.S. state Securities Laws or unless an exemption from such registration requirements is available.

Information concerning the properties and operations of each of Hudbay and CMMC have been prepared in accordance with the requirements of Canadian Securities Laws, which differ from the requirements of U.S. Securities Laws. Mineral reserve and mineral resource estimates included or incorporated by reference in this Circular have been prepared in accordance with NI 43-101 and the CIM Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ from the requirements of the SEC that are applicable to domestic U.S. reporting companies. Any mineral reserves and mineral resources reported by each of Hudbay and CMMC in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information concerning descriptions of mineralization and mineral resources contained herein may not be comparable to information made public by U.S. companies subject to the current reporting and disclosure requirements of the SEC.

Further to recent amendments, mineral property disclosure requirements in the United States are governed by subpart 1300 of Regulation S-K of the Securities Act of 1933, as amended (the “U.S. Rules”) which differ from the CIM Standards. As a “foreign private issuer” (as such term is defined in Rule 3b-4 under the U.S. Exchange Act) that files its annual report on Form 40-F with the SEC pursuant to the U.S.-Canada Multijurisdictional Disclosure System (“MJDS”), Hudbay is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Hudbay ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Hudbay will be subject to the U.S. Rules which differ from the requirements of NI 43-101 and the CIM Standards.

The historical financial statements of Hudbay and CMMC included or incorporated by reference in this Circular have been prepared in accordance with IFRS. Thus, such financial statements are not directly comparable to financial statements of United States companies which are prepared in accordance with U.S. GAAP. This Circular does not include an explanation of the principal differences between, or any reconciliation of, IFRS and U.S. GAAP. Investors should consult with their own professional advisors for an understanding of the differences between IFRS and U.S. GAAP, and of how those differences might affect the financial information presented herein. Auditors of financial statements for Hudbay are required to be independent in accordance with U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB. Hudbay’s financial statements are audited in accordance with the standards of the PCAOB and CMMC’s financial statements are audited in accordance with Canadian auditing standards.

CMMC Shareholders and holders of CMMC CDIs subject to United States federal taxation should be aware that the Arrangement and the acquisition, ownership and disposition of Consideration Shares may have material tax consequences in the United States, including, without limitation, the possibility that the Arrangement is a taxable transaction for United States federal income tax purposes. See “Income Tax Considerations – Certain United States Federal Income Tax Considerations”. CMMC Shareholders and holders of CMMC CDIs should consult their own tax advisors to determine the particular tax consequences to them of participating in the Arrangement and the ownership and disposition of Hudbay Shares acquired pursuant to the Arrangement.

The enforcement by Hudbay Shareholders, CMMC Shareholders and holders of CMMC CDIs of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that Hudbay is organized under the Laws of Canada, and CMMC is organized under the Law of British Columbia, Canada, each being a jurisdiction outside the United States, that some or all of the officers and directors of Hudbay and CMMC, respectively, are residents of countries other than the United States, that some or all of the experts named in this Circular and the documents incorporated by reference herein are residents of countries other than the United States and that all or a substantial portion of the assets of Hudbay, CMMC and such Persons are located outside the United States. As a result, it may be difficult or impossible for Hudbay Shareholders, CMMC Shareholders and holders of CMMC CDIs in the United States to effect service of process within the United States upon Hudbay, CMMC, their respective directors or officers or such experts, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities Laws of the United States or “blue sky” Laws of any state within the United States. In addition, Hudbay Shareholders, CMMC Shareholders and holders of CMMC CDIs in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such Persons predicated upon civil liabilities under the federal Securities Laws of the United States or “blue sky” Laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such Persons predicated upon civil liabilities under the federal Securities Laws of the United States or “blue sky” Laws of any state within the United States.

Information for Australian Shareholders

THE CONSIDERATION SHARES ISSUABLE TO CMMC SHAREHOLDERS IN AUSTRALIA PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ASIC. NEITHER ASIC NOR THE ASX TAKES ANY RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS CIRCULAR OR THE FAIRNESS OR MERITS OF THE PLAN OF ARRANGEMENT.

Not a Prospectus

This Circular is not, and is not required to be, a prospectus under the Australian Corporations Act. It has been prepared to address requirements of the Laws of the relevant provinces and territories of Canada and its content may not be the same, or presented in the same manner, as information in a prospectus.

Not Australian Shares

Similar to CMMC and the CMMC Shares, Hudbay is not an Australian company and the Hudbay Shares are not shares in an Australian company. Consequently, Hudbay is only regulated under the Australian Corporations Act to a limited extent as a foreign company. Hudbay is subject to the Laws of Canada, and is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Yukon and Nunavut. Accordingly, rights of Hudbay Shareholders in Australia will be determined predominantly under the Laws of Canada and the relevant Canadian provinces and territories.

No ASX Listing

Unlike the CMMC Shares (which are listed on the ASX by way of the CMMC CDIs), the Hudbay Shares are not, and after completion of the Arrangement will not be, listed on the ASX.

Rights and Entitlements of CMMC CDIs

CMMC CDI holders will receive Hudbay Shares pursuant to the Plan of Arrangement. It is anticipated that after the necessary shareholder and court approvals are obtained and closing of the Arrangement is ready to be initiated, trading in CMMC CDIs will go into voluntary suspension for a period of approximately three trading days in anticipation of closing of the Arrangement. During that time, the ability to transmute CMMC CDIs into the underlying CMMC Shares, and vice versa, is expected to be restricted. Following the Arrangement, the Hudbay Shares will not be listed on the ASX.

JORC Code Warning

Hudbay is not, and after completion of the Arrangement will not be, required to report on minerals exploration results, mineral resources and ore reserves in accordance with the JORC Code. As noted above, mineral reserve and mineral resource estimates included or incorporated by reference in this Circular have been prepared in accordance with NI 43-101 and the CIM Standards. The CIM Standards are closely related to the JORC Code in their key definitions. The Hudbay mineral reserve and mineral resource estimates can therefore be quoted as “qualifying foreign estimates” according to ASX Listing Rules. The most recent disclosure of Hudbay’s mineral resources can be found under Hudbay’s issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, in the document titled “Annual Information Form for the year ended December 31, 2022” released on March 30, 2023. The qualifying foreign estimates have not been reported in accordance with the JORC Code. A competent Person has not done sufficient work to classify the qualifying foreign estimates as mineral resources or ore reserves in accordance with the JORC Code. It is uncertain whether following evaluation and/or further exploration work, the qualifying foreign estimates would be able to be reported as mineral resources or ore reserves in accordance with the JORC Code.

As noted above, CIM definitions are substantially similar to the JORC Code corresponding definitions. It is not expected that estimates prepared in accordance with NI 43-101 and the CIM Standards would be materially different to estimates prepared in accordance with the JORC Code. However, unlike the JORC Code, NI 43-101 would permit publication of technical reports containing a preliminary economic assessment where economic analysis is substantially or entirely based on inferred mineral resources.

General Advice Warning

This Circular does not constitute financial product advice and has been prepared without reference to individual investment objectives, financial situation, taxation position or particular needs of any Hudbay Shareholder or CMMC Shareholder or any other Person. Neither Hudbay nor CMMC holds an Australian financial service licence. It is important that you read this Circular, and consider your particular investment needs, objectives and financial circumstances, before making any decision, including a decision on whether or not to vote in favour of the Arrangement. This Circular should not be relied upon as the sole basis for any such decision.

Presentation of Financial Information

The financial statements and other financial information of Hudbay and CMMC included or incorporated by reference in this Circular may have some differences compared to financial statements of Australian companies which are prepared in accordance with AASB and audited in accordance with Australian Auditing Standards. This Circular does not include an explanation of the principal differences between, or any reconciliation of, IFRS and AASB. Some additional disclosures required by AASB may not be included in the financial statements and other financial information included or incorporated by reference in this Circular. Investors should consult with their own professional advisors for an understanding of the differences between IFRS and AASB, and of how those differences might affect the financial information presented herein.

Australian Tax

CMMC Shareholders who are tax residents of Australia should be aware that the Arrangement and disposal of the CMMC Shares or CMMC CDIs and the ownership and future disposition of Hudbay Shares may have tax consequences in Australia, including, without limitation, the possibility that the disposal of CMMC Shares and/or CMMC CDIs pursuant to the Arrangement is a taxable transaction, in whole or in part, for Australian income tax purposes. Such CMMC Shareholders (or those who may otherwise potentially be within the scope of Australian tax) should consult their own professional tax advisors to determine the particular Australian tax consequences to them (including Australian income tax, goods and services tax and stamp duty) of participating in the Arrangement and the acquisition, ownership and future disposition of Hudbay Shares acquired pursuant to the Arrangement.

Enforcement Warning

The enforcement by Hudbay Shareholders and CMMC Shareholders of any applicable Laws of Australia, including Laws as to misleading conduct, or the common law including Laws relating to negligence, may be affected adversely by the fact that Hudbay and CMMC are organized under the Laws of Canada and British Columbia, Canada, respectively, being jurisdictions outside Australia, that some or all of the officers and directors of Hudbay and CMMC, respectively, are residents of countries other than Australia, that some or all of the experts named in this Circular and the documents incorporated by reference herein are residents of countries other than Australia and that some or all of the assets of Hudbay, CMMC and such Persons are located outside Australia. As a result, it may be difficult for Hudbay Shareholders and CMMC Shareholders in Australia to take action in Australian federal or state courts and under Australian Law against Hudbay, CMMC and such Persons. In addition, Hudbay Shareholders and CMMC Shareholders in Australia cannot be assured that the courts of Canada would enforce judgements of Australian courts obtained in actions under the Laws of Australia against such Persons.

Privacy and Personal Information

Hudbay, CMMC and their respective agents will need to collect personal information from CMMC Shareholders to implement the Arrangement. The personal information may include the names, contact details and details of shareholdings of CMMC Shareholders, as well as their representatives or proxies appointed for the purposes of the CMMC Meeting.

CMMC Shareholders in Australia who are individuals, and other individuals in Australia in respect of whom personal information is collected, have certain rights to access the personal information collected about them and may contact Computershare Australia if they wish to exercise those rights. The information may be disclosed to print and mail service providers, and to Hudbay, CMMC and their respective advisors and agents to the extent necessary to effect the Arrangement, and to registries and other agents and advisors of Hudbay to administer its share register and for all other related or incidental purposes. If this information outlined above is not collected, Hudbay and CMMC may be hindered in, or prevented from, conducting the CMMC Meeting or implementing the Arrangement effectively, or at all. CMMC Shareholders in Australia who appoint an individual as their proxy, body corporate representative or attorney to vote at the CMMC Meeting should inform that individual of the matters outlined above.

Information for Shareholders not Resident in Canada

Hudbay and CMMC are corporations organized under the laws of Canada and the Province of British Columbia, respectively. The solicitation of proxies for the Hudbay Meeting and the CMMC Meeting by means of this Circular involves securities of a Canadian issuer and is being effected in accordance with applicable corporate and securities Laws in Canada. Hudbay Shareholders and CMMC Shareholders should be aware that the requirements applicable to Hudbay and CMMC under Canadian Laws may differ from requirements under corporate and securities Laws relating to corporations in other jurisdictions.

The enforcement of civil liabilities under the securities Laws of other jurisdictions outside Canada may be affected adversely by the fact that Hudbay and CMMC are organized under the laws of Canada and the Province of British Columbia, respectively, the majority of their assets are located in Canada, the United States and Peru, as applicable, and the majority of their directors and executive officers are residents of Canada. You may not be able to sue Hudbay, CMMC and/or their directors or officers in a Canadian court for violations of foreign securities laws. It may be difficult to compel Hudbay and CMMC to subject themselves to a judgment of a court outside Canada.

CMMC Shareholders who are foreign taxpayers should be aware that the Arrangement described in this Circular may have tax consequences both in Canada and such foreign jurisdictions in which they are resident. This Circular does not contain a summary of the non-Canadian federal income tax and non-U.S. federal income tax considerations of the Arrangement for CMMC Shareholders who are subject to income tax outside of Canada or the United States. Such CMMC Shareholders should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements in such jurisdictions.

Non-GAAP Financial Performance Measures

In certain documents incorporated by reference into this Circular, there are references to certain financial performance measures that are not prescribed by IFRS, including adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, net debt, cash cost, cash costs per pound, C1 cash costs, all-in sustaining costs (AISC), all-in costs (AIC), sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per pound of zinc produced, combined unit cost and zinc plant unit cost, cash cost and sustaining cash cost per ounce of gold produced. These non-GAAP financial performance measures are used because Hudbay and CMMC used the information to analyze the business performance and financial position of Hudbay, CMMC and the Combined Company. These non-GAAP financial performance measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-GAAP financial performance measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. See “Non-IFRS Financial Performance Measures” in the Hudbay Annual MD&A and the Hudbay Q1 Interim MD&A, and “Non-GAAP Performance Measures” in the CMMC Annual MD&A and the CMMC Q1 Interim MD&A, copies of which have been filed under Hudbay’s and CMMC’s issuer profiles on SEDAR at www.sedar.com, respectively, for more information, including a reconciliation of non-GAAP financial performance measures to most directly comparable IFRS measures.

Third Party Data

Certain comparisons in this Circular of the Combined Company’s expected 2023 copper production are based on data obtained from Wood Mackenzie as of December 31, 2022. Wood Mackenzie is an independent third party research and consultancy firm that provides data for, among others, the metals and mining industry. Wood Mackenzie has no affiliation to Hudbay or CMMC. Neither Hudbay nor CMMC has the ability to verify Wood Mackenzie figures, and C1 copper costs, as used by Wood Mackenzie, may not correspond to the calculation of such non-GAAP financial performance measure by Hudbay or CMMC.

Currency Exchange Rates

In this Circular, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars and references to “dollars”, “US$” or “$” are to United States dollars, references to “C$” are to Canadian dollars and references to “A$” are to Australian dollars.

The following table sets forth the high and low daily exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the daily exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the daily exchange rates provided by the Bank of Canada:

	Three Months Ended March 31		Year Ended December 31
	2023	2022	2022	2021
Rate at end of period	1.3533	1.2496	1.2678	1.2678
Average rate during period	1.3526	1.2662	1.3011	1.2535
High	1.3807	1.2867	1.3856	1.2942
Low	1.3312	1.2470	1.2451	1.2040

On April 12, 2023, the business day immediately prior to the announcement that Hudbay and CMMC had entered into the Arrangement Agreement, the average daily exchange rate as reported by the Bank of Canada was $1.00 = C$1.3447 or C$1.00 = $0.7437. On May 12, 2023, the business day immediately prior to the date of this Circular, the average daily exchange rate as reported by the Bank of Canada was $1.00 = C$1.3534 or C$1.00 = $0.7389.

The following table sets forth the high and low daily exchange rates for one U.S. dollar expressed in Australian dollars for each period indicated, the average of the daily exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the daily exchange rates provided by the Reserve Bank of Australia:

	Three Months Ended March 31		Year Ended December 31
	2023	2022	2022	2021
Rate at end of period	1.4899	1.3365	1.4760	1.3782
Average rate during period	1.4615	1.3807	1.4395	1.3308
High	1.3986	1.3286	1.3132	1.2547
Low	1.5172	1.4263	1.6051	1.4235

On April 12, 2023, the business day immediately prior to the announcement that Hudbay and CMMC had entered into the Arrangement Agreement, the daily exchange rate as reported by the Reserve Bank of Australia was $1.00 = A$1.4990 or A$1.00 = $0.6671. On May 12, 2023, the business day immediately prior to the date of this Circular, the daily exchange rate as reported by the Reserve Bank of Australia was $1.00 = A$1.4948 or A$1.00 = $0.6690.

Cautionary Statement Regarding Forward-Looking Statements

This Circular contains forward-looking statements and forward-looking information within the meaning of applicable Canadian and U.S. securities legislation and which are based on the currently available competitive, financial and economic data and operating plans of management of Hudbay and CMMC as of the date hereof unless otherwise stated. Forward-looking statements are provided for the purpose of presenting information about Hudbay’s and CMMC’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. Although Hudbay and CMMC believe that expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “forecast”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends”, “seek”, “potential” or the negative of such terms and similar expressions. More particularly and without limitation, this Circular contains forward-looking statements and information concerning: the Hudbay Meeting and CMMC Meeting; the solicitation of proxies by the Parties and their proxy solicitation agent; the reasons for, and anticipated benefits of, the Arrangement to the parties thereto and their respective securityholders, including corporate, operational, financial, scale and other synergies and the timing thereof; the structure, steps, timing and effects of the Arrangement; the Combined Company’s future plans, market and growth profile, operating margins, operating costs and overall strategy and performance; estimates of future copper production; estimates regarding future cost reductions, synergies, including pre-tax synergies and optimization benefits and expectations of improved efficiencies, financial flexibility, future innovation and integration opportunities; expectations regarding future balance sheet strength of the Combined Company; expectations regarding the development of the Combined Company’s development assets and ability to fund growth projects; the deleveraging of the Combined Company and the timing of such deleveraging; the receipt and timing of the Final Order and the Effective Date of the Arrangement; the satisfaction of conditions for listing the Consideration Shares and the Hudbay Shares issuable upon exercise or settlement of the Hudbay Replacement Options on the TSX and the NYSE and the timing thereof; expectations regarding the value, nature, process and timing of delivery of the Consideration Shares to CMMC Shareholders and holders of CMMC CDIs following the Effective Time; the anticipated number of Hudbay Shares to be issued in connection with the Arrangement, including the Hudbay Shares to be issued upon exercise or settlement of the Hudbay Replacement Options; the consequences to CMMC, Hudbay and the holders of CMMC Shares, CMMC CDIs and Hudbay Shares if the Arrangement is not completed; the anticipated timing of the voluntary suspension in trading of CMMC CDIs on the ASX; the availability of the Section 3(a)(10) Exemption for the issuance of the Consideration Shares and Hudbay Replacement Options; the expectation that CMMC will cease to be a reporting issuer following completion of the Arrangement and the delisting of the CMMC Shares and CMMC CDIs from the TSX and the ASX following completion of the Arrangement; the treatment of the CMMC Incentive Awards held by directors and officers of CMMC; the consideration and compensation, if any, to be paid to the directors and officers of CMMC following completion of the Arrangement; the exercise of Dissent Rights by CMMC Shareholders with regards to the Arrangement; the timing, receipt and conditions of required regulatory, Court and shareholder approvals for the Arrangement, including but not limited to the receipt of the CMMC Shareholder Approval and the Hudbay Shareholder Approval; the ability of Hudbay and CMMC to satisfy the other conditions to the Arrangement; the anticipated expenses of the Arrangement; the composition of the shareholders, board of directors and management team of the Combined Company; the governance and management structure of the Combined Company; the corporate and capital structure of the Combined Company; the anticipated capitalization of the Combined Company on a consolidated basis following completion of the Arrangement; the anticipated dividend policy and capital allocation practices of the Combined Company following completion of the Arrangement; the expected operations and capital expenditure plans for the Combined Company following completion of the Arrangement; anticipated Tax treatment of the Arrangement on CMMC Shareholders and holders of CMMC CDIs; the future commodity prices and other events or conditions that may occur in the future.

In respect of the forward-looking statements and forward-looking information concerning the anticipated benefits of the Arrangement and the anticipated timing for completion of the Arrangement, each of Hudbay and CMMC, as applicable, has provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the Parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, stock exchange, Court and shareholder approvals, including but not limited to the receipt of the CMMC Shareholder Approval, the Hudbay Shareholder Approval and the Final Order; the ability of the Parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement and the completion of the Arrangement on expected terms; Hudbay’s ability to successfully integrate CMMC in a timely manner following completion of the Arrangement; customer demand for the Combined Company’s products following completion of the Arrangement; the ability of the Combined Company to maintain and grow its mineral resource and mineral reserve base through the development of growth projects and other development assets; the sufficiency of budgeted capital expenditures in carrying out planned operations and activities; the availability and cost of labour and services; the success of the Combined Company’s future operations; future operating costs; the impact of the Arrangement and the dedication of substantial resources from the Parties to pursuing the Arrangement on the Parties’ ability to maintain their current business relationships (including with current and prospective employees, customers, distributors, suppliers and partners) and their current and future operations, financial condition and prospects; no unforeseen changes in the legislative and operating framework for the business of Hudbay and CMMC, as applicable; and other expectations and assumptions concerning the Arrangement and the operations and capital expenditure plans for the Combined Company. The anticipated dates provided may change for a number of reasons, including unforeseen delays in the ability to secure the necessary regulatory, stock exchange, Court or shareholder approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this Circular, and Hudbay and CMMC can give no assurances that they will prove to be correct.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Risks and uncertainties inherent in the nature of the Arrangement include, among other things: the failure of Hudbay and CMMC to receive, in a timely manner and on satisfactory terms, the necessary regulatory, stock exchange, Court and shareholder approvals, including the CMMC Shareholder Approval, the Hudbay Shareholder Approval and the Final Order; the significant transaction costs or unknown liabilities to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, or at all; and the failure to realize the anticipated benefits of the Arrangement in the expected timeframes, or at all. Failure to obtain the regulatory, stock exchange, Court and shareholder approvals, or the failure of the Parties to otherwise satisfy the conditions to or complete the Arrangement, may result in the Arrangement not being completed on the proposed terms, or at all. In addition, if the Arrangement is not completed, and the Parties continue as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Parties to pursuing the Arrangement, and the diversion of management in the course of pursuing the Arrangement, may adversely impact each Party’s current business relationships (including with current and prospective employees, customers, distributors, suppliers and partners) and its current and future operations, financial condition and prospects. The failure to complete the Arrangement for any reason could also materially negatively impact the trading price of the Parties’ securities. Furthermore, the failure of a Party to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in a Party being required to pay the Hudbay Termination Payment or CMMC Termination Payment to the other Party, as applicable, the result of which will or could have a material adverse effect on such paying Party’s financial position and results of operations and its ability to fund growth prospects and current operations.

Shareholders are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the Parties are included in reports filed by Hudbay and CMMC, as applicable, with the securities commissions or similar authorities in Canada and the United States (which are available under Hudbay’s and CMMC’s respective issuer profiles on SEDAR at www.sedar.com and under Hudbay’s issuer profile on EDGAR at www.sec.gov), including in the Hudbay AIF, the CMMC AIF, the Hudbay Annual Financial Statements, the CMMC Annual Financial Statements, the Hudbay Annual MD&A, the CMMC Annual MD&A, the Hudbay Q1 Interim Financial Statements and Hudbay Q1 Interim MD&A, and the CMMC Q1 Interim Financial Statements and CMMC Q1 Interim MD&A, each of which is incorporated by reference in this Circular.

The forward-looking statements and forward-looking information contained in this Circular and the documents incorporated by referenced herein are made as of the date of such documents. Hudbay and CMMC are under no obligation (and Hudbay and CMMC expressly disclaim any such obligation) to update or alter any forward-looking statements or forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by Law. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on the forward-looking statements or forward-looking information and investors are recommended to carefully consider the matters discussed under “Risk Factors” and in the documents incorporated by reference in each of “Appendix K – Information Concerning Hudbay” and “Appendix L – Information Concerning CMMC”. The foregoing statements expressly qualify any forward-looking statements or forward-looking information contained herein.

HUDBAY SHAREHOLDERS

QUESTIONS AND ANSWERS

This Circular is furnished in connection with the solicitation of proxies by or on behalf of management of Hudbay for use at the Hudbay Meeting, to be held at 10:30 a.m. (Toronto time) on June 13, 2023 via live webcast available online using the Lumi virtual meeting platform at https://web.lumiagm.com/265891707 for the purposes indicated in the Notice of Special Meeting of Shareholders of Hudbay. Capitalized terms used but not otherwise defined in this “Hudbay Shareholders Questions and Answers” section have the meanings ascribed thereto under “Glossary of Terms” in this Circular.

Your vote is important. The following are key questions that you as a Hudbay Shareholder may have regarding the proposed Arrangement involving Hudbay, CMMC and the CMMC Shareholders, to be considered at the Hudbay Meeting. The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in, or incorporated by reference in, this Circular, including the Appendices hereto, all of which are important and should be reviewed carefully. You are urged to carefully read the remainder of this Circular as the information in this section does not provide all of the information that might be important to you with respect to the Arrangement. Additional important information is also contained in the Appendices to, and the documents incorporated by reference into, this Circular.

Questions Relating to the Arrangement

Q.	What is the proposed transaction?

A.

On April 13, 2023, Hudbay and CMMC entered into the Arrangement Agreement pursuant to which the Parties agreed to undertake the Arrangement. The Arrangement is an acquisition by Hudbay of all of the issued and outstanding CMMC Shares (other than CMMC Shares held by Dissenting Shareholders, if any) in exchange for Hudbay Shares by way of a court-approved plan of arrangement under Part 9, Division 5 of the BCBCA. Under the Arrangement, each CMMC Shareholder (other than any Dissenting Shareholders) will receive 0.381 of a Hudbay Share for each CMMC Share or CMMC CDI held. If the Arrangement is completed, CMMC will be an indirect wholly-owned Subsidiary of Hudbay.

Q.	What are the reasons for the proposed transaction?

A.

In making their respective recommendations, the Hudbay Board and the CMMC Board reviewed and considered a number of factors relating to the Arrangement with the benefit of advice from their respective senior management teams and financial and legal advisors, and, in the case of the CMMC Board, the recommendation of the CMMC Special Committee. For the principal reasons for the respective recommendations of the Hudbay Board and the CMMC Board, see “The Arrangement – Reasons for the Arrangement”.

Q.	Has the Hudbay Board unanimously approved the Arrangement?

A.

Yes, the Hudbay Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Arrangement Agreement, and after consulting with its financial and legal advisors, including having received and taken into account the TD Securities Fairness Opinion and such other matters as it considered necessary and relevant, including the factors set out below under the headings “The Arrangement – Reasons for the Arrangement” and “The Arrangement – Additional Hudbay Reasons”, has unanimously determined that the Arrangement is in the best interests of Hudbay. Accordingly, the Hudbay Board has unanimously approved the Arrangement and the entering into by Hudbay of the Arrangement Agreement and unanimously recommends that the Hudbay Shareholders vote FOR the Hudbay Resolution.

Q.	Does the Hudbay Board recommend that I vote FOR the Hudbay Resolution?

A.	Yes, the Hudbay Board unanimously recommends that the Hudbay Shareholders vote FOR the Hudbay Resolution.

Q.	Who has agreed to support the Arrangement?

A.

CMMC has entered into Hudbay Support and Voting Agreements with the directors and senior officers of Hudbay, pursuant to which the Hudbay Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the Hudbay Support and Voting Agreements, to vote their Hudbay Shares in favour of the Hudbay Resolution to approve the issuance of Hudbay Shares in connection with the Arrangement. As at the Hudbay Record Date, the Hudbay Supporting Shareholders collectively beneficially owned or exercised control or direction over 723,833 Hudbay Shares, representing approximately 0.28% of the issued and outstanding Hudbay Shares.

Hudbay has entered into CMMC Support and Voting Agreements with the directors and certain senior officers of CMMC, pursuant to which the CMMC Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the CMMC Support and Voting Agreements, to vote their CMMC Shares in favour of the Arrangement Resolution. As at the CMMC Record Date, the CMMC Supporting Shareholders collectively beneficially owned or exercised control or direction over 7,886,800 CMMC Shares, representing approximately 3.68% of the issued and outstanding CMMC Shares.

Q.	What percentage of the outstanding Combined Company will Hudbay Shareholders and CMMC Shareholders own, respectively, following completion of the Arrangement?

A.

Current Hudbay Shareholders and Former CMMC Shareholders are expected to own approximately 76% and 24% of the Hudbay Shares in the Combined Company, respectively, immediately following completion of the Arrangement (on a non-diluted basis), in each case, based on the number of Hudbay Shares and CMMC Shares issued and outstanding as of April 12, 2023 (the business day immediately prior to the announcement of the Arrangement).

Q.	If the Arrangement is completed, how many Hudbay Shares will be issued to Former CMMC Shareholders pursuant to the Plan of Arrangement in connection with the Arrangement?

A.

The Hudbay Resolution approves the issuance of up to 89,663,961 Hudbay Shares to CMMC Shareholders (including Hudbay Shares issuable to holders of Hudbay Replacement Options upon the exercise thereof and a 5% buffer for administrative and clerical purposes) pursuant to the Plan of Arrangement, which represents 34.2% of the number of Hudbay Shares issued and outstanding as of April 12, 2023. No Hudbay Shares will be issued, or are issuable, to the holders of the CMMC DSUs, CMMC Phantom Options and CMMC Phantom RSUs in connection with the Arrangement. See “Information Concerning Hudbay Following the Arrangement – Description of Capital Structure”.

The TSX will generally not require further Hudbay Shareholder approval for the issuance of up to an additional 22,415,990 Hudbay Shares, such number being 25% of the number of Hudbay Shares approved for issuance pursuant to the Hudbay Resolution.

Q.	What is required for the Arrangement to become effective?

A.

The obligations of Hudbay and CMMC to consummate the Arrangement and the other transactions contemplated by the Arrangement Agreement are subject to the satisfaction or waiver of a number of conditions, including, among others: (a) approval of the Arrangement Resolution by CMMC Shareholders at the CMMC Meeting in accordance with the Interim Order; (b) approval of the Hudbay Resolution by Hudbay Shareholders at the Hudbay Meeting; (c) the Interim Order and the Final Order having been obtained on terms consistent with the Arrangement Agreement, and not having been set aside or modified in a manner unacceptable to either Hudbay or CMMC, each acting reasonably, on appeal or otherwise; (d) conditional approval or authorization of the listing of the Hudbay Shares to be issued in connection with the Arrangement on the TSX and the NYSE, subject only to customary listing conditions, as applicable; (e) the Competition Act Approval remaining in full force and effect (f) no Law being in effect that makes the completion of the Arrangement illegal or otherwise prohibits or enjoins the Parties from the consummating the Arrangement; (g) the Hudbay Shares and the Hudbay Replacement Options to be issued in connection with the Arrangement being exempt from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption, and such Hudbay Shares and Hudbay Replacement Options not being “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act and subject only to restrictions on transfer applicable solely as a result of the holder being, or within the 90 days prior to completion of the Arrangement, having been, an affiliate (as defined in Rule 144 under the U.S. Securities Act) of Hudbay except as disclosed in this Circular; (h) the distribution of the Hudbay Shares and the Hudbay Replacement Options to be issued in connection with the Arrangement being exempt from the prospectus and registration requirements of applicable Canadian securities laws; (i) the offer of Hudbay Shares to CMMC Shareholders and holders of CMMC CDIs and Hudbay Replacement Options to holders of CMMC Options resident in Australia being compliant with or otherwise exempt from the prospectus requirements of applicable Australian Securities Laws; and (j) the CMMC Director Nominees being appointed to the Hudbay Board effective as of 11:59 p.m. (Vancouver time) on the Effective Date.

In order to become effective, the Arrangement Resolution must be approved by (a) at least two-thirds of the votes cast by CMMC Shareholders present virtually or represented by proxy at the CMMC Meeting, and (b) a simple majority of the votes cast by CMMC Shareholders present virtually or represented by proxy at the CMMC Meeting, excluding the votes required to be excluded by MI 61-101, as described under “Securities Law Matters – Interests of Certain Persons in the Arrangement – Multilateral Instrument 61-101”.

In order to become effective, the Hudbay Resolution must be approved by at least a simple majority of the votes cast by Hudbay Shareholders present virtually or represented by proxy at the Hudbay Meeting.

Hudbay has applied to list the Consideration Shares to be issued in connection with the Arrangement (including Hudbay Shares to be issued on the exercise of the Hudbay Replacement Options to be issued pursuant to the Arrangement) on the TSX and the NYSE and has received conditional approval for such listing from the TSX. Final approval of the TSX is conditional on the satisfaction by Hudbay of customary conditions to listing imposed by the TSX. Hudbay anticipates receiving all required authorizations from the NYSE prior to the closing of the Arrangement.

Q.	When do you expect the Arrangement to be completed?

A.

If approved, the Arrangement will become effective on the Effective Date, which Hudbay and CMMC currently expect to occur in late June 2023. However, completion of the Arrangement is subject to a number of conditions and it is possible that factors outside of the control of Hudbay and/or CMMC could result in the Arrangement being completed at a later time or not at all.

Q.	How will I know when all required approvals have been obtained?

A.

Hudbay and CMMC will issue a press release once all the necessary approvals have been received and conditions to the completion of the Arrangement have been satisfied or waived, other than conditions that, by their terms, cannot be satisfied until the Effective Time.

Q.	What will be the relationship between Hudbay and CMMC after completion of the Arrangement?

A.	If the Arrangement is completed, Hudbay will acquire all of the CMMC Shares and CMMC will be an indirect wholly-owned Subsidiary of Hudbay.

Q.	Where will the Hudbay Shares be listed after closing of the Arrangement?

A.

The Hudbay Shares are currently, and will continue to be, listed and posted for trading on the TSX and the NYSE under the symbol “HBM”. Hudbay has applied to list the Consideration Shares to be issued in connection with the Arrangement (including Hudbay Shares to be issued on the exercise of the Hudbay Replacement Options to be issued pursuant to the Arrangement) on the TSX and the NYSE and has received conditional approval for such listing from the TSX. Final approval of the TSX is conditional on the satisfaction by Hudbay of customary conditions to listing imposed by the TSX. Hudbay anticipates receiving all required authorizations from the NYSE prior to the closing of the Arrangement.

Unlike the CMMC Shares, the Hudbay Shares are not, and after completion of the Arrangement will not be, listed on the ASX.

Q.	Who will be the directors and officers of Hudbay following completion of the Arrangement?

A.

Following completion of the Arrangement, the Hudbay Board will consist of 12 directors, comprised of 10 directors from Hudbay and two directors from CMMC. Hudbay will extend offers of employment to two existing senior executives of CMMC to join its existing senior management team. The final composition of the Hudbay Board and the identity of the two senior executives of CMMC that will be extended offers of employment will be determined prior to the Effective Date.

Q.	Why am I being asked to approve the Hudbay Resolution?

A.

Pursuant to the TSX Company Manual, a listed company is generally required to obtain the approval of its shareholders by ordinary resolution passed by at least a simple majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. Hudbay has reserved approximately 89,663,961 Hudbay Shares for issuance in connection with the Arrangement, which number includes a 5% buffer for administrative and clerical purposes (based on the number of CMMC Shares issued and outstanding on April 12, 2023), representing approximately 34.2% of the issued and outstanding Hudbay Shares on a non-diluted basis as of such date.

Q.	What will happen if the Hudbay Resolution is not approved or the Arrangement is not completed for any reason?

A.

If the Hudbay Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated and Hudbay will continue to operate independently. In certain circumstances, Hudbay will be required to pay to CMMC the Hudbay Termination Payment in connection with such termination, or CMMC will be required to pay to Hudbay the CMMC Termination Payment in connection with such termination. If the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, for any reason, the market price of Hudbay Shares may be materially adversely affected and Hudbay’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that Hudbay would remain liable for costs relating to the Arrangement. See “The Arrangement Agreement – Termination of the Arrangement Agreement” and “Risk Factors”.

Q.	Are there any risks I should consider in connection with the Arrangement?

A.

Yes. There are a number of risk factors relating to Hudbay’s and CMMC’s respective businesses and operations, the Arrangement and the Combined Company’s business and operations following completion of the Arrangement, all of which should be carefully considered by Hudbay Shareholders in evaluating whether to approve the Hudbay Resolution. In addition to the risk factors described under the heading “Risk Factors” in the Hudbay AIF, “Financial Risk Management” in the Hudbay Q1 Interim MD&A and under the heading “Risks and Uncertainties” in the CMMC AIF and CMMC Q1 Interim MD&A, which are specifically incorporated by reference into this Circular, see “Risk Factors” for a non-exhaustive list of certain additional and supplemental risk factors relating to the Arrangement and the business and operations of the Combined Company following completion of the Arrangement which Hudbay Shareholders should carefully consider before voting on the Hudbay Resolution.

Questions Relating to the Hudbay Meeting

Q.	Why did I receive this Circular?

A.	You received this Circular because you are a Hudbay Shareholder and Hudbay Shareholders will be asked at the Hudbay Meeting to approve the Hudbay Resolution.

Q.	How and when is the Hudbay Meeting being held?

A.

Hudbay will be holding the Hudbay Meeting in a virtual-only format, which will be conducted via live webcast available online at https://web.lumiagm.com/265891707 on June 13, 2023 at 10:30 a.m. (Toronto time), subject to any adjournment or postponement thereof. Hudbay Shareholders will not be able to attend the Hudbay Meeting in person but will have an equal opportunity to participate in the Hudbay Meeting regardless of geographic location.

Q.	How do I attend the Hudbay Meeting?

A.

Hudbay will be conducting a virtual meeting, giving you the opportunity to attend the meeting online, using your smartphone, tablet or computer. You will be able to view a live audio webcast of the meeting, ask questions and submit your votes in real time.

By participating online, registered shareholders, non-registered shareholders and guests will be able to listen to a live audio cast of the meeting. Registered shareholders and non-registered shareholders with a registered control number may also ask questions online. Non-registered shareholders can obtain a registered control numbering by appointing themselves as a proxyholder and registering with TSX Trust by e-mailing tsxtrustproxyvoting@tmx.com the “Request for control number” form, which can be found at https://tsxtrust.com/resource/en/75.

Q.	Am I entitled to vote?

A.

You are entitled to vote if you were a holder of Hudbay Shares as of the close of business (Toronto time) on April 28, 2023, the Hudbay Record Date. Each holder of Hudbay Shares as of the Hudbay Record Date is entitled to one vote per Hudbay Share held on all matters to come before the Hudbay Meeting.

Q.	What am I voting on?

A.

If you are a holder of Hudbay Shares, you will be voting on the Hudbay Resolution to approve the issuance of Hudbay Shares in connection with the Arrangement, pursuant to the requirements of the TSX. If the Hudbay Resolution is not approved by the requisite vote of Hudbay Shareholders at the Hudbay Meeting, the Arrangement will not be completed.

Q.	What constitutes quorum for the Hudbay Meeting?

A.

Quorum for the Hudbay Meeting is two individuals present in person virtually, each being a Hudbay Shareholder or a duly appointed proxyholder entitled to vote at the Hudbay Meeting, holding or representing, in the aggregate, at least 25% of the issued and outstanding Hudbay Shares entitled to vote at the Hudbay Meeting.

Q.	How many Hudbay Shares are entitled to be voted?

A.

As of the Hudbay Record Date, there were 262,053,610 Hudbay Shares outstanding. Each Hudbay Shareholder as of the Hudbay Record Date is entitled to one vote per Hudbay Share held on all matters to come before the Hudbay Meeting.

Q.	Does any Hudbay Shareholder beneficially own 10% or more of the Hudbay Shares?

A.

To the knowledge of the directors and executive officers of Hudbay, based upon filings made with Canadian or United States securities regulators, there is no Person that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Hudbay carrying 10% or more of the voting rights attached to any class of voting securities of Hudbay except GMT Capital Corporation (U.S.), who owned 31,653,920 Hudbay Shares (12.1% of the issued and outstanding Hudbay Shares) as of the Hudbay Record Date.

Q.	What if I acquire ownership of Hudbay Shares after the Hudbay Record Date?

A.

You will not be entitled to vote Hudbay Shares acquired after the Hudbay Record Date on the Hudbay Resolution. Only Hudbay Shares held as of the Hudbay Record Date are entitled to be voted on the Hudbay Resolution.

Q.	What if amendments are made to these matters or if other business matters are brought before the Hudbay Meeting?

A.	If you attend the Hudbay Meeting and are eligible to vote, you may vote on the business matters as you choose.

If you have completed and returned a form of proxy, the Persons named in the form of proxy will have discretionary authority to vote on amendments or variations to the matters identified in the Notice of Special Meeting of Shareholders of Hudbay or other matters that may properly come before the Hudbay Meeting, or any adjournment or postponement thereof. At the date of this Circular, management of Hudbay is not aware of any such amendments, variations or other matters which are expected to come before the Hudbay Meeting. However, if any other matter properly comes before the Hudbay Meeting, the accompanying applicable proxy will be voted on such matter in accordance with the best judgment of the Person voting the proxy, including with respect to any amendments or variations to the matters identified in this Circular.

Q.	Am I a Registered Hudbay Shareholder?

A.	You are a Registered Hudbay Shareholder if you have certificate(s) or DRS Advice(s) representing Hudbay Shares issued in your name and appear as a Registered Hudbay Shareholder on the books of Hudbay.

Q.	Am I a Non-Registered Hudbay Shareholder (also commonly referred to as a beneficial shareholder)?

A.

You are a Non-Registered Hudbay Shareholder if your Hudbay Shares are registered in the name of an Intermediary. If you are not sure whether you are a Registered Hudbay Shareholder or a Non-Registered Hudbay Shareholder:

Hudbay Shareholders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-866-581-1571 (toll-free in North America) or 1-416-623-2514 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.HudbayPOA.com.

Q.	How do I vote if I am a Registered Hudbay Shareholder?

A.

If you were a Registered Hudbay Shareholder on the Hudbay Record Date, you may vote online at the virtual Hudbay Meeting at https://web.lumiagm.com/265891707. Click on ‘I have a control number’ and you will be prompted to enter your twelve-digit TSX control number and the password hudbayspecial (case sensitive). You must be connected to the Internet at all times to be able to vote and it is your responsibility to make sure you stay connected for the entire Hudbay Meeting. Registered Hudbay Shareholders as of the Hudbay Record Date who voted prior to the Hudbay Meeting do not need to vote again during the Hudbay Meeting.

Alternatively, you may give another person authority to represent you and vote your Hudbay Shares online at the virtual Hudbay Meeting, as described below under the heading “Information Concerning the Hudbay Meeting – Voting Hudbay Shares by Proxy”.

If a Registered Hudbay Shareholder would like to ask a question at the Hudbay Meeting, login using your TSX control number and select the messaging icon. Messages can be submitted at any time during the Q&A session up until the chair of the Hudbay Meeting closes the session. Type your message within the chat box in the top portion of the messaging screen. Once you are happy with your message click the send button.

See “Information Concerning the Hudbay Meeting” in this Circular.

Q.	How do I vote if I am a Non-Registered Hudbay Shareholder?

A.

It is possible that your Hudbay Shares are registered in the name of an Intermediary, which is usually a trust company, securities broker or other financial institution. If your Hudbay Shares are registered in the name of an Intermediary, you are a non-registered Hudbay Shareholder. Your Intermediary is entitled to vote the Hudbay Shares held by it and beneficially owned by you on the Hudbay Record Date. However, it must first seek your instructions as to how to vote your Hudbay Shares or otherwise make arrangements so that you may vote your Hudbay Shares directly. An Intermediary is not entitled to vote the Hudbay Shares held by it without written instructions from the beneficial owner. As a non-registered Hudbay Shareholder, you may vote your Hudbay Shares through your Intermediary or online at the virtual Hudbay Meeting by taking the appropriate steps, which are the same for OBOs and NOBOs of Hudbay Shares. You are an OBO if you have not allowed your Intermediary to disclose your ownership information to Hudbay. You are a NOBO if you have provided instructions to your Intermediary to disclose your ownership information to Hudbay.

Please note that if you are a Non-Registered Hudbay Shareholder, regardless of whether you are a NOBO or an OBO, and you wish to vote online at the virtual Hudbay Meeting, you will not be recognized at the Hudbay Meeting for the purpose of voting Hudbay Shares registered in the name of an Intermediary unless you appoint yourself as a proxyholder and register with TSX Trust by e-mailing tsxtrustproxyvoting@tmx.com the “Request for control number” form, which can be found at https://tsxtrust.com/resource/en/75 (see “Voting Hudbay Shares by Proxy – Appointing a Proxyholder” below). In order to appoint yourself as proxyholder, you should follow the instructions on the VIF and, in so doing, specify your own name as the person whom you are appointing as proxy for the purposes of voting your Hudbay Shares. You are reminded that any voting instructions should be communicated to your Intermediary in accordance with the procedures set out in the VIF well in advance of the 10:30 a.m. (Toronto time) deadline on June 9, 2023 for the receipt of proxies.

If you are a Non-Registered Hudbay Shareholder and you would like to ask a question at the Hudbay Meeting, login using the TSX control number you received when you appointed yourself a proxyholder and registered with TSX Trust. Questions can be submitted at any time during the Q&A session up until the chair of the Hudbay Meeting closes the session by using the messaging icon. Type your message within the chat box in the top portion of the messaging screen. Once you are happy with your message click the send button.

Non-Registered Hudbay Shareholders who have not duly appointed themselves as proxyholder will not be able to vote or ask questions at the Hudbay Meeting; however, such Non-Registered Hudbay Shareholders may still attend the Hudbay Meeting as guests through the live webcast at https://web.lumiagm.com/265891707.

See “Information Concerning the Hudbay Meeting” in this Circular.

Q.	How do I vote if I am both a Registered Hudbay Shareholder and a Non-Registered Hudbay Shareholder?

A.

Should you hold some Hudbay Shares as a Registered Hudbay Shareholder and others as a Non-Registered Hudbay Shareholder, you will have to use both voting methods described above in order to vote all of your Hudbay Shares.

Q.	Who is soliciting my proxy?

A.	The management of Hudbay is soliciting your proxy.

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, e-mail, Internet, fax transmission or other electronic means of communication or in person by the directors, officers, employees and representatives of Hudbay. The total cost of soliciting proxies and mailing the materials in connection with the Hudbay Meeting will be borne by Hudbay. In addition, Hudbay has retained Kingsdale Advisors, on a joint basis with CMMC, to assist it in connection with communicating to Hudbay Shareholders in respect of the Arrangement.

Q.	Who votes my Hudbay Shares and how will they be voted if I return a form of proxy?

A.

The accompanying form of proxy, when properly signed, confers authority on the Persons named in it as proxies with respect to any amendments or variations to the matters identified in the Notice of Special Meeting of Shareholders of Hudbay or other matters that may properly come before the Hudbay Meeting, or any adjournment or postponement thereof. Notwithstanding the foregoing, the Persons named in the accompanying form of proxy will vote or withhold from voting the Hudbay Shares in respect of which they are appointed in accordance with the direction of the Hudbay Shareholder appointing them, and if the Hudbay Shareholder specifies a choice with respect to any matter to be voted upon, such Hudbay Shareholders’ Hudbay Shares will be voted accordingly. If you sign and return your form of proxy without designating a proxyholder and do not give voting instructions or specify that you want your Hudbay Shares withheld from voting, the Hudbay representatives named in the form of proxy will vote your Hudbay Shares FOR the Hudbay Resolution.

IN THE ABSENCE OF ANY SUCH INSTRUCTION, HUDBAY SHARES REPRESENTED BY PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED FOR THE HUDBAY RESOLUTION.

Q.	Can I appoint someone other than those named in the enclosed form of proxy to vote my Hudbay Shares?

A.

Yes, you have the right to appoint another Person of your choice. A Hudbay Shareholder that wishes to appoint another Person or entity (who need not be a Hudbay Shareholder) to represent such Hudbay Shareholder at the Hudbay Meeting may either insert the Person or entity’s name in the blank space provided in the form of proxy or complete another proper form of proxy, submit the form of proxy and register such proxyholder with TSX Trust after submitting the form of proxy.

See “Information Concerning the Hudbay Meeting – Appointing a Proxyholder” in this Circular.

Q.	What if my Hudbay Shares are registered in more than one name or in the name of a company?

A.

If your Hudbay Shares are registered in more than one name, all registered Persons must sign the form of proxy. If your Hudbay Shares are registered in a company’s name or any name other than your own, you may be required to provide documents proving your authorization to sign the form of proxy for that company or name. For any questions about the proper supporting documents, contact Hudbay’s transfer agent, TSX Trust, before submitting your form of proxy.

Q.	Can I revoke a proxy or voting instruction?

A.	If you submit a form of proxy, you may revoke it at any time before it is used by doing any one of the following:

•

you may send another form of proxy with a later date to TSX Trust, but it must reach the transfer agent no later than 10:30 a.m. (Toronto Time) on June 9, 2023, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Hudbay Meeting;

•

you may deliver a signed written statement, stating that you want to revoke your form of proxy, to Hudbay’s Corporate Secretary no later than the last business day preceding the Hudbay Meeting or any postponement or adjournment of the Hudbay Meeting, at 25 York Street, Suite 800, Toronto, Ontario, M5J 2V5; or

•	you may revoke your form of proxy in any other manner permitted by law.

If as a Registered Hudbay Shareholder you are using your control number to log in to the Hudbay Meeting, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Hudbay Meeting. If you have already voted by proxy and you vote again during the online ballot during the Hudbay Meeting, your online vote during the Hudbay Meeting will revoke your previously submitted proxy. If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the online ballot vote.

Only Registered Hudbay Shareholders have the right to revoke a proxy. Non-Registered Hudbay Shareholders who wish to change their vote must make appropriate arrangements with their respective dealers or other Intermediaries. Late proxies may be accepted or rejected by the chair of the Hudbay Meeting in his discretion, and the chair is under no obligation to accept or reject any particular late proxy.

See “Information Concerning the Hudbay Meeting” in this Circular.

Q.	Are CMMC Shareholders required to approve the Arrangement?

A.

Yes. Completion of the Arrangement is also conditional upon approval by CMMC Shareholders of the Arrangement Resolution at the CMMC Meeting which is scheduled to be held at 9:00 a.m. (Vancouver time) on June 13, 2023.

In order to become effective, the Arrangement Resolution must be approved by (a) at least two-thirds of the votes cast by CMMC Shareholders present virtually or represented by proxy at the CMMC Meeting, and (b) a simple majority of the votes cast by CMMC Shareholders present virtually or represented by proxy at the CMMC Meeting, excluding the votes required to be excluded by MI 61-101, as described under “Securities Law Matters – Interests of Certain Persons in the Arrangement – Multilateral Instrument 61-101”. If the Arrangement Resolution is not approved by the requisite vote of the CMMC Shareholders at the CMMC Meeting, the Arrangement will not be completed. CMMC Shareholders will not be asked to vote on any of the matters to be considered and voted upon at the Hudbay Meeting.

Q.	Should I send in my proxy now?

A.

Yes. Once you have carefully read and considered the information in this Circular, you should complete and submit the enclosed voting instruction form or form of proxy. You are encouraged to vote well in advance of the proxy cut-off time at 10:30 a.m. (Toronto time) on June 9, 2023 to ensure your Hudbay Shares are voted at the Hudbay Meeting. If the Hudbay Meeting is adjourned or postponed, your proxy must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the adjourned or postponed Hudbay Meeting. The time limit for deposit of proxies may be waived or extended by the chair of the Hudbay Meeting at his or her discretion, with or without notice. The chair is under no obligation to accept or reject any particular late proxy.

Q.	Who is responsible for counting and tabulating the votes by proxy?

A.	Votes by proxy will be counted and tabulated by TSX Trust.

Q.	What if I have other questions?

A.	Contact Hudbay and CMMC’s joint proxy solicitation agent, Kingsdale Advisors:

Hudbay Shareholders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-866-581-1571 (toll-free in North America) or 1-416-623-2514 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.HudbayPOA.com.

CMMC Shareholders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-855-682-2031 (toll-free in North America) or 1-416-623-4172 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.CopperMountainPOA.com.

CMMC SHAREHOLDERS QUESTIONS AND ANSWERS

This Circular is furnished in connection with the solicitation of proxies by or on behalf of management of CMMC for use at the CMMC Meeting, to be held at 9:00 a.m. (Vancouver time) on June 13, 2023 in a virtual-only format via live webcast available online using the virtual shareholder meeting platform at www.virtualshareholdermeeting.com/CMMC2023 for the purposes indicated in the Notice of Special Meeting of Shareholders of CMMC. Capitalized terms used but not otherwise defined in this “CMMC Shareholders – Questions and Answers” section have the meanings ascribed thereto under “Glossary of Terms” in this Circular.

Your vote is important. The following are key questions that you as a CMMC Shareholder may have regarding the proposed Arrangement involving Hudbay, CMMC and the CMMC Shareholders, to be considered at the CMMC Meeting. The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in, or incorporated by reference in, this Circular, including the Appendices hereto, all of which are important and should be reviewed carefully. You are urged to carefully read the remainder of this Circular as the information in this section does not provide all of the information that might be important to you with respect to the Arrangement. Additional important information is also contained in the Appendices to, and the documents incorporated by reference into, this Circular.

Questions Relating to the Arrangement

Q.	What is the proposed transaction?

A.

On April 13, 2023, Hudbay and CMMC entered into the Arrangement Agreement pursuant to which the Parties agreed to undertake the Arrangement. The Arrangement is an acquisition by Hudbay of all of the issued and outstanding CMMC Shares (other than CMMC Shares held by Dissenting Shareholders, if any) in exchange for Hudbay Shares by way of a court-approved plan of arrangement under Part 9, Division 5 of the BCBCA. Under the Arrangement, each CMMC Shareholder (other than any Dissenting Shareholders) will receive 0.381 of a Hudbay Share for each CMMC Share or CMMC CDI held. If the Arrangement is completed, CMMC will be an indirect wholly-owned Subsidiary of Hudbay.

Q.	What consideration will I receive in exchange for my CMMC Shares and/or CMMC CDIs?

A.

If the Arrangement is completed, CMMC Shareholders and holders of CMMC CDIs (other than any Dissenting Shareholders) will receive 0.381 of a Hudbay Share for each CMMC Share or CMMC CDI held, as the case may be.

Q.	What are the reasons for the proposed transaction?

A.

In making their respective recommendations, the Hudbay Board and the CMMC Board have reviewed and considered a number of factors relating to the Arrangement with the benefit of advice from their respective senior management teams and financial and legal advisors, and, in the case of the CMMC Board, the recommendation of the CMMC Special Committee. For the principal reasons for the respective recommendations of the Hudbay Board and the CMMC Board, see “The Arrangement – Reasons for the Arrangement”, including the additional factors considered and relied upon by the CMMC Board in making its unanimous recommendation to CMMC Shareholders to vote FOR the Arrangement Resolution.

Q.	Has the CMMC Board unanimously approved the Arrangement?

A.

Yes, the CMMC Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Arrangement Agreement, and after consulting with its financial and legal advisors, including having received and taken into account the CMMC Fairness Opinions, the unanimous recommendation of the CMMC Special Committee and such other matters as it considered necessary and relevant, including the factors set out below under the headings “The Arrangement – Reasons for the Arrangement” and “The Arrangement – Additional CMMC Reasons”, unanimously determined that the Arrangement is in the best interests of CMMC and that the Arrangement is fair and reasonable to the CMMC Shareholders. Accordingly, the CMMC Board has unanimously approved the Arrangement and the entering into by CMMC of the Arrangement Agreement and unanimously recommends that the CMMC Shareholders vote FOR the Arrangement Resolution.

Q.	Does the CMMC Board recommend that I vote FOR the Arrangement Resolution?

A.	Yes, the CMMC Board unanimously recommends that the CMMC Shareholders vote FOR the Arrangement Resolution.

Q.	Who has agreed to support the Arrangement?

A.

Hudbay has entered into CMMC Support and Voting Agreements with the directors and certain senior officers of CMMC, pursuant to which the CMMC Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the CMMC Support and Voting Agreements, to vote their CMMC Shares in favour of the Arrangement Resolution. As at the CMMC Record Date, the CMMC Supporting Shareholders collectively beneficially owned or exercised control or direction over 7,886,800 CMMC Shares, representing approximately 3.68% of the issued and outstanding CMMC Shares.

CMMC has entered into Hudbay Support and Voting Agreements with the directors and senior officers of Hudbay, pursuant to which the Hudbay Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the Hudbay Support and Voting Agreements, to vote their Hudbay Shares in favour of the Hudbay Resolution to approve the issuance of Hudbay Shares in connection with the Arrangement. As at the Hudbay Record Date, the Hudbay Supporting Shareholders collectively beneficially owned or exercised control or direction over 723,833 Hudbay Shares, representing approximately 0.28% of the issued and outstanding Hudbay Shares.

Q.	What percentage of the outstanding Combined Company will Hudbay Shareholders and CMMC Shareholders own, respectively, following completion of the Arrangement?

A.

Current Hudbay Shareholders and Former CMMC Shareholders are expected to own approximately 76% and 24% of the Hudbay Shares in the Combined Company, respectively, immediately following completion of the Arrangement (on a non-diluted basis), in each case, based on the number of Hudbay Shares and CMMC Shares issued and outstanding as of April 12, 2023 (the business day immediately prior to the announcement of the Arrangement).

Q.	What is required for the Arrangement to become effective?

A.

The obligations of Hudbay and CMMC to consummate the Arrangement and the other transactions contemplated by the Arrangement Agreement are subject to the satisfaction or waiver of a number of conditions, including, among others: (a) approval of the Arrangement Resolution by CMMC Shareholders at the CMMC Meeting in accordance with the Interim Order; (b) approval of the Hudbay Resolution by Hudbay Shareholders at the Hudbay Meeting; (c) the Interim Order and the Final Order having been obtained on terms consistent with the Arrangement Agreement, and not having been set aside or modified in a manner unacceptable to either Hudbay or CMMC, each acting reasonably, on appeal or otherwise; (d) conditional approval or authorization of the listing of the Hudbay Shares to be issued in connection with the Arrangement on the TSX and the NYSE, subject only to customary listing conditions, as applicable; (e) the Competition Act Approval remaining in full force and effect (f) no Law being in effect that makes the completion of the Arrangement illegal or otherwise prohibits or enjoins the Parties from the consummating the Arrangement; (g) the Hudbay Shares and the Hudbay Replacement Options to be issued in connection with the Arrangement being exempt from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption, and such Hudbay Shares and Hudbay

Replacement Options not being “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act and subject only to restrictions on transfer applicable solely as a result of the holder being, or within the 90 days prior to completion of the Arrangement, having been, an affiliate (as defined in Rule 144 under the U.S. Securities Act) of Hudbay except as disclosed in this Circular; (h) the distribution of the Hudbay Shares and the Hudbay Replacement Options to be issued in connection with the Arrangement being exempt from the prospectus and registration requirements of applicable Canadian securities laws; (i) the offer of Hudbay Shares to CMMC Shareholders and holders of CMMC CDIs and Hudbay Replacement Options to holders of CMMC Options resident in Australia being compliant with or otherwise exempt from the prospectus requirements of applicable Australian Securities Laws; and (j) the CMMC Director Nominees being appointed to the Hudbay Board effective as of 11:59 p.m. (Vancouver time) on the Effective Date.

In order to become effective, the Arrangement Resolution must be approved by (a) at least two-thirds of the votes cast by CMMC Shareholders present virtually or represented by proxy at the CMMC Meeting, and (b) a simple majority of the votes cast by CMMC Shareholders present virtually or represented by proxy at the CMMC Meeting, excluding the votes required to be excluded by MI 61-101, as described under “Securities Law Matters – Interests of Certain Persons in the Arrangement – Multilateral Instrument 61-101”.

In order to become effective, the Hudbay Resolution must be approved by at least a simple majority of the votes cast by Hudbay Shareholders present virtually or represented by proxy at the Hudbay Meeting.

Hudbay has applied to list the Consideration Shares to be issued in connection with the Arrangement (including Hudbay Shares to be issued on the exercise of the Hudbay Replacement Options to be issued pursuant to the Arrangement) on the TSX and the NYSE and has received conditional approval for such listing from the TSX. Final approval of the TSX is conditional on the satisfaction by Hudbay of customary conditions to listing imposed by the TSX. Hudbay anticipates receiving all required authorizations from the NYSE prior to the closing of the Arrangement.

Q.	When do you expect the Arrangement to be completed?

A.

If approved, the Arrangement will become effective on the Effective Date, which Hudbay and CMMC currently expect to occur in late June 2023. However, completion of the Arrangement is subject to a number of conditions and it is possible that factors outside of the control of Hudbay and/or CMMC could result in the Arrangement being completed at a later time or not at all.

Q.	How will I know when all required approvals have been obtained?

A.

Hudbay and CMMC will issue a press release once all the necessary approvals have been received and conditions to the completion of the Arrangement have been satisfied or waived, other than conditions that, by their terms, cannot be satisfied until the Effective Time.

Q.	What will be the relationship between Hudbay and CMMC after completion of the Arrangement?

A.	If the Arrangement is completed, Hudbay will acquire all of the CMMC Shares and CMMC will be an indirect wholly-owned Subsidiary of Hudbay.

Q.	Where will the Hudbay Shares be listed after closing of the Arrangement?

A.

The Hudbay Shares are currently, and will continue to be, listed and posted for trading on the TSX and the NYSE under the symbol “HBM”. Hudbay has applied to list the Consideration Shares to be issued in connection with the Arrangement (including Hudbay Shares to be issued on the exercise of the Hudbay Replacement Options to be issued pursuant to the Arrangement) on the TSX and the NYSE and has received conditional approval for such listing from the TSX. Final approval of the TSX is conditional on the satisfaction by Hudbay of customary conditions to listing imposed by the TSX. Hudbay anticipates receiving all required authorizations from the NYSE prior to the closing of the Arrangement.

Unlike the CMMC Shares, the Hudbay Shares are not, and after completion of the Arrangement will not be, listed on the ASX.

Q.	Who will be the directors and officers of Hudbay following completion of the Arrangement?

A.

Following completion of the Arrangement, the Hudbay Board will consist of 12 directors, comprised of 10 directors from Hudbay and two directors from CMMC. Hudbay will extend offers of employment to two existing senior executives of CMMC to join its existing senior management team. The final composition of the Hudbay Board and the identity of the two senior executives of CMMC that will be extended offers of employment will be determined prior to the Effective Date.

Q.	Why am I being asked to approve the Arrangement Resolution?

A.

Subject to any order of the Court, the BCBCA requires a corporation that wishes to undergo a court-approved arrangement to obtain, among other consents and approvals, the approval of its shareholders by special resolution passed by at least two-thirds of the votes cast by shareholders present or represented by proxy and entitled to vote on such matter. Pursuant to the Arrangement, Hudbay is acquiring all of the issued and outstanding CMMC Shares (other than CMMC Shares held by Dissenting Shareholders, if any) in exchange for Hudbay Shares by way of a court-approved plan of arrangement under Part 9, Division 5 of the BCBCA involving, among others, Hudbay and CMMC.

Q.	What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A.

If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated and CMMC will continue to operate independently. In certain circumstances, CMMC will be required to pay to Hudbay the CMMC Termination Payment in connection with such termination, or Hudbay will be required to pay to CMMC the Hudbay Termination Payment in connection with such termination. If the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, for any reason, the market price of CMMC Shares may be materially adversely affected and CMMC’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that CMMC would remain liable for costs relating to the Arrangement. See “The Arrangement Agreement – Termination of the Arrangement Agreement” and “Risk Factors”.

Q.	What are the Canadian federal income tax consequences of the Arrangement?

A.	The exchange of a CMMC Share for a Hudbay Share under the Arrangement will generally occur on a tax-deferred basis for Canadian federal income tax purposes.

For a summary of certain of the material Canadian federal income tax consequences of the Arrangement, CMMC Shareholders should review the discussion under “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”. Such discussion is not intended to be legal, business or tax advice and CMMC Shareholders are urged to consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

Q.	What are the U.S. federal income tax consequences of the Arrangement?

A.

Hudbay and CMMC intend to treat the exchange of CMMC Shares for Hudbay Shares pursuant to the Arrangement as part of a tax-deferred “reorganization” within the meaning of section 368 of the U.S. Tax Code. If such exchange qualifies as part of a reorganization, gain or loss generally would not be recognized by U.S. Holders for U.S. federal income tax purposes on their receipt of Hudbay Shares in exchange for CMMC Shares pursuant to the Arrangement. However, neither Hudbay nor CMMC has sought or obtained (or will seek or obtain) either a ruling from the IRS or an opinion of counsel regarding the tax consequences of the Arrangement, and there can be no assurance that the IRS will not challenge the treatment of such exchange as part of a reorganization or that a U.S. court would uphold the status of such exchange as part of a reorganization in the event of an IRS challenge.

The foregoing is subject in its entirety to the discussion of certain of the material U.S. federal income tax consequences of the Arrangement applicable to U.S. Holders and Non-U.S. Holders, see “Income Tax Considerations – Certain United States Federal Income Tax Considerations”. Such summary is not intended to be legal, business or tax advice and CMMC Shareholders are urged to consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

Q.	Are there any risks I should consider in connection with the Arrangement?

A.

Yes. There are a number of risk factors relating to CMMC’s and Hudbay’s respective businesses and operations, the Arrangement and the Combined Company’s business and operations following completion of the Arrangement, all of which should be carefully considered by CMMC Shareholders in evaluating whether to approve the Arrangement Resolution. In addition to the risk factors described under the heading “Risks and Uncertainties” in the CMMC AIF and CMMC Q1 Interim MD&A and under the heading “Risk Factors” in the Hudbay AIF, which are specifically incorporated by reference into this Circular, see “Risk Factors” for a non-exhaustive list of certain additional and supplemental risk factors relating to the Arrangement and the business and operations of the Combined Company following completion of the Arrangement which CMMC Shareholders should carefully consider before voting on the Arrangement Resolution.

Q.	When will I receive the Consideration payable to me under the Arrangement for my CMMC Shares?

A.

You will receive the Consideration due to you under the Arrangement as soon as practicable after the Effective Date. In order for a Registered CMMC Shareholder (other than Dissenting Shareholders, if any) to receive the Consideration Shares they are entitled to receive pursuant to the Arrangement, such Registered CMMC Shareholder must deposit the certificate(s) or DRS Advice(s) representing his, her or its CMMC Shares with the Depositary (at the address specified on the last page of the Letter of Transmittal). The Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in the Letter of Transmittal or as reasonably required by the Depositary, must accompany all certificate(s) or DRS Advice(s) for CMMC Shares deposited for payment pursuant to the Arrangement. The exchange of CMMC Shares for the Consideration Shares in respect of any Non-Registered CMMC Shareholder (other than a holder of CMMC CDIs) is expected to be made with the Non-Registered CMMC Shareholder’s Intermediary account through the procedures in place for such purposes between CDS or DTC and such Intermediary, as applicable, with no further action required by the Non-Registered CMMC Shareholder. To prevent a delay in receiving the Consideration due under the Arrangement, Registered CMMC Shareholders should consider re-registering their CMMC Shares with an Intermediary prior to the Effective Date. For each Registered CMMC Shareholder, accompanying this Circular is a Letter of Transmittal. The Letter of Transmittal will also be available under CMMC’s issuer profile on SEDAR at www.sedar.com.

Holders of CMMC CDIs will not be provided with, and will not need to submit, a Letter of Transmittal. At the Effective Time, CMMC CDI holders will cease to own CMMC CDIs and will receive the applicable Consideration for each CMMC CDI held. Holders of CMMC CDIs should contact Computershare Australia if they have any questions regarding this process.

Q.	Are CMMC Shareholders entitled to Dissent Rights?

A.

Yes. Under the Interim Order, Registered CMMC Shareholders entitled to vote at the CMMC Meeting are entitled to exercise Dissent Rights with respect to the Arrangement Resolution in the manner provided in Part 8, Division 2 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order. Any Registered CMMC Shareholder who exercises Dissent Rights in compliance with Part 8, Division 2 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, will be entitled, in the event that the Arrangement becomes effective, to be paid by Hudbay the fair value of the CMMC Shares held by such Dissenting Shareholder determined as at the close of business (Vancouver time) on the day before the Arrangement Resolution is adopted.

Non-Registered CMMC Shareholders who wish to exercise Dissent Rights should be aware that they may only do so through the registered owner of such CMMC Shares. Accordingly, a Non- Registered CMMC Shareholder desiring to exercise Dissent Rights must either: (a) make arrangements for the CMMC Shares beneficially owned by that holder to be registered in the name of the CMMC Shareholder prior to the time the Notice of Dissent is required to be received by CMMC; or (b) make arrangements for the registered holder of such CMMC Shares to exercise Dissent Rights on behalf of the holder.

A CMMC Shareholder’s right to dissent is more particularly described in the Circular. A copy of the Interim Order and the text of Part 8, Division 2 of the BCBCA are set forth in Appendix C and Appendix M, respectively, to the Circular. It is recommended that any Registered CMMC Shareholder wishing to exercise Dissent Rights seek legal advice, as failure to strictly comply with the provisions of Part 8, Division 2 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, and to adhere to the procedures established therein, may result in the loss of all rights thereunder. See “Dissenting Shareholder Rights”.

Questions Relating to the CMMC Meeting

Q.	Why did I receive this Circular?

A.

You received this Circular because you and the other CMMC Shareholders and CMMC CDI holders will be asked at the CMMC Meeting to approve, by a special resolution, the Arrangement involving CMMC and Hudbay under Part 9, Division 5 of the BCBCA, pursuant to which Hudbay will acquire all of the issued and outstanding CMMC Shares (including CMMC CDIs) in exchange for Hudbay Shares.

Q.	How and when is the CMMC Meeting being held?

A.

The CMMC Meeting will be held in a virtual-only format, which will be conducted via live webcast available online using a virtual shareholder meeting platform at www.virtualshareholdermeeting.com/CMMC2023 on June 13, 2023 at 9:00 a.m. (Vancouver time), subject to any adjournment(s) or postponement(s) thereof.

Q.	How do I attend the CMMC Meeting?

A.

To attend and participate in the virtual CMMC Meeting, Registered CMMC Shareholders and duly appointed proxyholders will need to visit www.virtualshareholdermeeting.com/CMMC2023 and check-in using the 16-digit control number included on their form of proxy. The CMMC Meeting platform is fully supported across browsers and devices running the most updated version of applicable software plugins. You should ensure you have a strong, preferably high-speed, Internet connection wherever you intend to participate in the CMMC Meeting.

Non-Registered CMMC Shareholders must carefully follow the procedures set out in this Circular in order to vote and ask questions through the live webcast. Non-Registered CMMC Shareholders who have not been duly appointed as proxyholders may check-in using the 16-digit control number located on their voting instruction form and will be able to ask questions, but not vote, through the live webcast. Guests, including CMMC CDI holders, can log into the CMMC Meeting and listen to the live webcast but will not be entitled to vote or ask questions.

See “Information Concerning the CMMC Meeting – Virtual CMMC Meeting” for additional information on how to navigate the virtual meeting platform, including how to vote and ask question at, the CMMC Meeting.

CMMC Shareholders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-855-682-2031 (toll-free in North America) or 1-416-623-4172 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.CopperMountainPOA.com.

Q.	Am I entitled to vote?

A.

You are entitled to vote if you were a holder of CMMC Shares or CMMC CDIs as of the close of business (Vancouver time) on April 25, 2023, the CMMC Record Date. Each holder of CMMC Shares as of the CMMC Record Date is entitled to one vote per CMMC Share held on all matters to come before the CMMC Meeting.

Q.	What am I voting on?

A.

If you are a holder of CMMC Shares or CMMC CDIs, you will be voting on the Arrangement Resolution to approve a proposed plan of arrangement under the BCBCA involving, among other things, CMMC and Hudbay pursuant to which Hudbay will acquire all of the issued and outstanding CMMC Shares in exchange for the Consideration. If the Arrangement Resolution is not approved by the requisite vote of CMMC Shareholders at the CMMC Meeting, the Arrangement will not be completed.

Q.	What constitutes quorum for the CMMC Meeting?

A.

Under CMMC’s constating documents and the Interim Order, the quorum for the CMMC Meeting is two persons who are, or who represent by proxy, CMMC Shareholders who, in the aggregate, hold at least 5% of the issued CMMC Shares entitled to be voted at the CMMC Meeting.

Q.	How many CMMC Shares are entitled to be voted?

A.

As of the CMMC Record Date, there were 214,383,473 CMMC Shares outstanding. Each CMMC Shareholder as of the CMMC Record Date is entitled to one vote per CMMC Share held on all matters to come before the CMMC Meeting.

Q.	Does any CMMC Shareholder beneficially own 10% or more of the CMMC Shares?

A.

To the knowledge of the directors and executive officers of CMMC, there is no Person that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of CMMC carrying 10% or more of the voting rights attached to any class of voting securities of CMMC.

Q.	What if I acquire ownership of CMMC Shares after the CMMC Record Date?

A.

You will not be entitled to vote CMMC Shares or CMMC CDIs acquired after the CMMC Record Date on the Arrangement Resolution. Only Persons owning CMMC Shares or CMMC CDIs as of the CMMC Record Date are entitled to vote their CMMC Shares or CMMC CDIs on the Arrangement Resolution.

Q.	What if amendments are made to these matters or if other business matters are brought before the CMMC Meeting?

A.	If you attend the CMMC Meeting and are eligible to vote, you may vote on the business matters as you choose.

If you have completed and returned a form of proxy, the Persons named in the form of proxy will have discretionary authority to vote on amendments or variations to the matters identified in the Notice of Special Meeting of Shareholders of CMMC or other matters that may properly come before the CMMC Meeting, or any adjournment or postponement thereof. At the date of this Circular, management of CMMC is not aware of any such amendments, variations or other matters expected to come before the CMMC Meeting. However, if any other matter properly comes before the CMMC Meeting, the accompanying applicable proxy will be voted on such matter in accordance with the best judgment of the Person voting the proxy, including with respect to any amendments or variations to the matters identified in this Circular.

Q.	Am I a Registered CMMC Shareholder?

A.	You are a Registered CMMC Shareholder if you have certificate(s) or DRS Advice(s) representing CMMC Shares issued in your name and appear as a registered CMMC Shareholder on the books of CMMC.

Q.	Am I a Non-Registered CMMC Shareholder (also commonly referred to as a beneficial shareholder)?

A.

You are a Non-Registered CMMC Shareholder if your CMMC Shares are registered in the name of an Intermediary. If you are not sure whether you are a Registered CMMC Shareholder or a Non-Registered CMMC Shareholder.

CMMC Shareholders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-855-682-2031 (toll-free in North America) or 1-416-623-4172 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.CopperMountainPOA.com.

Q.	How do I vote if I am a Registered CMMC Shareholder?

A.

As a Registered CMMC Shareholder, you may either vote by proxy or vote by using a touch-tone telephone by calling toll free in North America 1-800-474-7493 (English) or 1-800-474-7501 (French) or by the Internet at www.proxyvote.com. If voting by telephone or on the Internet, please follow the instructions carefully and ensure that you have your form of proxy in hand as you will be required to enter the 16-digit control number located on the form of proxy.

See “Information Concerning the CMMC Meeting” in this Circular.

Q.	How do I vote if I am a Non-Registered CMMC Shareholder (other than a CMMC CDI holder)?

A.

In Canada, brokers, banks, trust companies or other intermediaries or nominees are required to seek voting instructions from Non-Registered CMMC Shareholders in advance of CMMC Shareholder meetings. Each nominee has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Non-Registered CMMC Shareholders in order to ensure that their CMMC Shares are voted at the CMMC Meeting. In some cases, the voting instruction form provided to Non-Registered CMMC Shareholders by their nominee is very similar, even identical, to the form of proxy provided to Registered CMMC Shareholders. However, its purpose is limited to instructing the registered CMMC Shareholder (the nominee) on how to vote on behalf of the Non-Registered CMMC Shareholder. Most brokers now delegate responsibility for obtaining voting instructions from clients to Broadridge. Broadridge typically prepares a machine-readable voting instruction form which is mailed to Non-Registered CMMC Shareholders with a request that Non-Registered CMMC Shareholders return the forms to Broadridge or follow specified telephone or Internet-based voting procedures.

See “Information Concerning the CMMC Meeting” in this Circular.

Q.	How do I vote if I am both a Registered CMMC Shareholder and a Non-Registered CMMC Shareholder?

A.

Should you hold some shares as a Registered CMMC Shareholder and others as a Non-Registered CMMC Shareholder, you will have to use both voting methods described above to vote all of your CMMC Shares. If you are a CMMC CDI holder, you will have to direct the votes attaching to those CMMC CDIs using the method described immediately below.

Q.	How do I vote if I am a CMMC CDI holder?

A.	A CMMC CDI is a CHESS Depositary Interest representing an uncertificated unit of beneficial ownership of an underlying CMMC Share, which is registered in the name of CDN.

As the holders of CMMC CDIs are not the legal owners of the underlying CMMC Shares, CDN is entitled to vote at the CMMC Meeting at the instruction of the holders of the CMMC CDIs. As a result, holders of CMMC CDIs can expect to receive a CDI VIF, together with the other CMMC Meeting Materials from Computershare Australia. These CDI VIFs are to be completed and returned to Computershare Australia in accordance with the instructions contained therein. CDN is required to follow the voting instructions properly received from holders of CMMC CDIs.

If you hold your interest in CMMC CDIs through an Intermediary, you will need to follow the instructions of your Intermediary.

Q.	Who is soliciting my proxy?

A.	The management of CMMC is soliciting your proxy.

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, e-mail, Internet, fax transmission or other electronic means of communication or in person by the directors, officers, employees and representatives of CMMC. The total cost of soliciting proxies and mailing the materials in connection with the CMMC Meeting will be borne by CMMC. In addition, CMMC has retained Kingsdale Advisors to assist it in connection with communicating to CMMC Shareholders in respect of the Arrangement.

Q.	Who votes my CMMC Shares and how will they be voted if I return a form of proxy?

A.

The accompanying form of proxy, when properly signed, confers authority on the Persons named in it as proxies with respect to any amendments or variations to the matters identified in the Notice of Special Meeting of Shareholders of CMMC or other matters that may properly come before the CMMC Meeting, or any adjournment or postponement thereof. Notwithstanding the foregoing, the Persons named in the accompanying form of proxy will vote or withhold from voting the CMMC Shares in respect of which they are appointed in accordance with the direction of the CMMC Shareholder appointing them and if the CMMC Shareholder specifies a choice with respect to any matter to be voted upon, such CMMC Shareholders’ CMMC Shares will be voted accordingly. CMMC’s named proxyholders are Gilmour Clausen, President and Chief Executive Officer of CMMC or, failing him, Letitia Wong, Chief Financial Officer of CMMC.

If you sign and return your form of proxy without designating a proxyholder and do not give voting instructions or specify that you want your CMMC Shares withheld from voting, the CMMC representatives named in the form of proxy will vote your CMMC Shares FOR the Arrangement Resolution.

IN THE ABSENCE OF ANY SUCH INSTRUCTION, CMMC SHARES REPRESENTED BY PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED FOR THE ARRANGEMENT RESOLUTION.

Q.	Can I appoint someone other than those named in the enclosed form of proxy to vote my CMMC Shares?

A.

Yes, you have the right to appoint another Person of your choice. A CMMC Shareholder that wishes to appoint another Person or entity (who need not be a CMMC Shareholder) to represent such CMMC Shareholder at the CMMC Meeting may either insert the Person or entity’s name in the blank space provided in the form of proxy or complete another proper form of proxy, submit the form of proxy and register such proxyholder with Broadridge after submitting the form of proxy.

See “Information Concerning the CMMC Meeting – Appointment and Revocation of Proxies” in this Circular.

Q.	What if my CMMC Shares are registered in more than one name or in the name of a company?

A.

If your CMMC Shares are registered in more than one name, all registered Persons must sign the form of proxy. If your CMMC Shares are registered in a company’s name or any name other than your own, you may be required to provide documents proving your authorization to sign the form of proxy for that company or name.

CMMC Shareholders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-855-682-2031 (toll-free in North America) or 1-416-623-4172 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.CopperMountainPOA.com.

Q.	Can I revoke a proxy or voting instruction?

A.

If you are a Registered CMMC Shareholder, you can change or revoke a previously delivered vote by: (a) voting again on the Internet or by telephone, or completing a new form of proxy that is dated later than the form of proxy previously submitted and depositing it with Broadridge in accordance with the instructions set out above no later than 9:00 a.m. (Vancouver time) on June 9, 2023, or, if the CMMC Meeting is adjourned or postponed, no later than 48 hours (excluding weekends and statutory holidays in the Province of British Columbia) before the CMMC Meeting is reconvened; (b) depositing a written statement with Broadridge (executed by you or a person authorized to sign on your behalf) in accordance with the instructions set out above no later than 9:00 a.m. (Vancouver time) on June 9, 2023, or, if the CMMC Meeting is adjourned or postponed, no later than 48 hours (excluding weekends and statutory holidays in British Columbia) before the CMMC Meeting is reconvened; or (c) any other manner permitted by law.

If you vote on a ballot at the CMMC Meeting you will be revoking any and all previously submitted proxies. If you DO NOT wish to revoke your previously submitted proxies, do not vote at the CMMC Meeting.

Only Registered CMMC Shareholders have the right to directly revoke a proxy. Non-Registered CMMC Shareholders (other than CMMC CDI holders) that wish to change their vote must arrange for their respective Intermediaries to revoke the proxy on their behalf in accordance with any requirements of the Intermediaries. Holders of CMMC CDIs that wish to change their vote must do so prior to the CDI VIF deadline.

See “Information Concerning the CMMC Meeting – Appointment and Revocation of Proxies” in this Circular.

Q.	Are Hudbay Shareholders required to approve the Arrangement?

A.

Yes. Completion of the Arrangement is also conditional upon approval by Hudbay Shareholders of the Hudbay Resolution at the Hudbay Meeting which is scheduled to be held at 10:30 a.m. (Toronto time) on June 13, 2023.

In order to become effective, the Hudbay Resolution must be approved by at least a simple majority of the votes cast by Hudbay Shareholders present virtually or represented by proxy at the Hudbay Meeting. If the Hudbay Resolution is not approved by the requisite vote of the Hudbay Shareholders at the Hudbay Meeting, the Arrangement will not be completed. Hudbay Shareholders will not be asked to vote on any of the matters to be considered and voted upon at the CMMC Meeting.

Q.	Should I send in my proxy now?

A.

Yes. Once you have carefully read and considered the information in this Circular, you should complete and submit the enclosed voting instruction form or form of proxy. You are encouraged to vote well in advance of the proxy cut-off time at 9:00 a.m. (Vancouver time) on June 9, 2023 to ensure your CMMC Shares are voted at the CMMC Meeting. If the CMMC Meeting is adjourned or postponed, your proxy must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the adjourned or postponed CMMC Meeting. The time limit for deposit of proxies may be waived or extended by the chair of the CMMC Meeting at his or her discretion, with or without notice. The chair is under no obligation to accept or reject any particular late proxy.

Q.	Who is responsible for counting and tabulating the votes by proxy?

A.	Votes by proxy are counted and tabulated by Broadridge.

Q.	What if I have other questions?

A.

If you have any questions about this Circular or the matters described in this Circular, please contact your professional advisor. If you would like additional copies, without charge, of this Circular, have any questions regarding the CMMC Meeting or require assistance with voting your proxy, please contact CMMC’s and Hudbay’s joint proxy solicitation agent, Kingsdale Advisors:

Hudbay Shareholders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-866-581-1571 (toll-free in North America) or 1-416-623-2514 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.HudbayPOA.com.

CMMC Shareholders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-855-682-2031 (toll-free in North America) or 1-416-623-4172 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.CopperMountainPOA.com.

SUMMARY

The following is a summary of certain information contained or incorporated by reference in this Circular, including its Appendices. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular, the attached Appendices and in the documents incorporated by reference, all of which are important and should be reviewed carefully. Capitalized terms used in this summary without definition have the meanings ascribed to them in the “Glossary of Terms”. Shareholders are urged to read this Circular, the attached Appendices and the documents incorporated by reference carefully and in their entirety.

The Arrangement

On April 13, 2023, Hudbay and CMMC entered into the Arrangement Agreement pursuant to which Hudbay agreed to acquire all of the issued and outstanding CMMC Shares. The Arrangement will be effected by way of a court approved Plan of Arrangement under the BCBCA involving, among others, CMMC and Hudbay, pursuant to the terms of the Arrangement Agreement, the Interim Order and the Final Order. Subject to receipt of the CMMC Shareholder Approval, the Hudbay Shareholder Approval, the Final Order and the satisfaction or waiver of certain other conditions, Hudbay will acquire all of the issued and outstanding CMMC Shares on the Effective Date. The Parties intend to rely upon the Section 3(a)(10) Exemption with respect to the issuance of the Consideration Shares and the Hudbay Replacement Options pursuant to the Arrangement.

If completed, the Arrangement will result in Hudbay acquiring all of the issued and outstanding CMMC Shares on the Effective Date and CMMC will be an indirect wholly owned Subsidiary of Hudbay and Hudbay will continue the operations of Hudbay and CMMC on a combined basis. Pursuant to the Plan of Arrangement, CMMC Shareholders (other than Dissenting Shareholders) will receive 0.381 of a Hudbay Share for each CMMC Share or CMMC CDI held at the Effective Time.

Current Hudbay Shareholders and Former CMMC Shareholders are expected to own approximately 76% and 24% of the Hudbay Shares in the Combined Company, respectively, immediately following completion of the Arrangement (on a non diluted basis), in each case, based on the number of Hudbay Shares and CMMC Shares issued and outstanding as of April 12, 2023 (the business day immediately prior to the announcement of the Arrangement). See “The Arrangement” and “Information Concerning Hudbay Following the Arrangement”.

Background to the Arrangement

The Arrangement Agreement is the result of an arm’s length negotiation between Hudbay and CMMC and their respective legal and financial advisors. The background to the Arrangement is set forth in this Circular. See “The Arrangement – Background to the Arrangement”.

Recommendation of the Hudbay Board

The Hudbay Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Arrangement Agreement, and after consulting with its financial and legal advisors, including having received and taken into account the TD Securities Fairness Opinion and such other matters as it considered necessary and relevant, has unanimously determined that the Arrangement is in the best interests of Hudbay and has authorized Hudbay to enter into the Arrangement Agreement and all related agreements.

Accordingly, the Hudbay Board has unanimously approved the Arrangement and the entering into by Hudbay of the Arrangement Agreement and unanimously recommends that the Hudbay Shareholders vote FOR the Hudbay Resolution. See “The Arrangement – Recommendation of the Hudbay Board”.

Recommendation of the CMMC Special Committee

The CMMC Special Committee, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Arrangement Agreement, and after consulting with its financial and legal advisors, including having received and taken into account the CMMC Fairness Opinions and such other matters as it considered necessary and relevant, unanimously determined that the Arrangement is in the best interests of CMMC and that the Arrangement is fair and reasonable to the CMMC Shareholders and has unanimously recommended to the CMMC Board that the CMMC Board approve the Arrangement and the entering into by CMMC of the Arrangement Agreement and recommend that the CMMC Shareholders vote FOR the Arrangement Resolution.

Recommendation of the CMMC Board

The CMMC Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Arrangement Agreement, and after consulting with its financial and legal advisors, including having received and taken into account the CMMC Fairness Opinions, the unanimous recommendation of the CMMC Special Committee and such other matters as it considered necessary and relevant, unanimously determined that the Arrangement is in the best interests of CMMC and that the Arrangement is fair and reasonable to the CMMC Shareholders.

Accordingly, the CMMC Board has unanimously approved the Arrangement and the entering into by CMMC of the Arrangement Agreement and unanimously recommends that the CMMC Shareholders vote FOR the Arrangement Resolution. See “The Arrangement – Recommendation of the CMMC Board”.

Reasons for the Arrangement

In making their respective recommendations, the Hudbay Board and the CMMC Board reviewed and considered a number of factors relating to the Arrangement, including those listed below, with the benefit of advice from their respective senior management teams and financial and legal advisors and, in the case of the CMMC Board, input from, and the unanimous recommendation of, the CMMC Special Committee. The following is a summary of the principal reasons for the respective recommendations of the Hudbay Board and the CMMC Board:

•

Creates a Leading Intermediate Copper-Focused Producer with Enhanced Scale. The Combined Company will have a larger-scale platform backed by three long-life operating mines with exploration and expansion upside, three large-scale development projects and one of the largest mineral resource bases among intermediate copper producers.

•	Increased Diversification in Tier-One Mining Jurisdictions. The Combined Company will have a geographically balanced portfolio in tier-one mining jurisdictions (Peru, Canada and the United States).

•

Access to Efficiencies and Synergies. The combination of Hudbay and CMMC creates a unique opportunity to apply Hudbay’s operating efficiency practices to the Copper Mountain Mine. The Combined Company is expected to generate an estimated $30 million per year of operating efficiencies and corporate synergies after three years.[1]

•

Provides the Financial Strength to Deleverage While Investing in Growth Projects. The Combined Company will be well-positioned for accelerated deleveraging in the near-term from increased diversification of cash flows and enhanced exposure to rising copper prices. The increased financial strength of the Combined Company is expected to provide enhanced financial flexibility to maximize value from a larger organic growth pipeline by

[1]	Pre-tax annual synergies achieved over the course of three years.

more efficiently allocating capital to projects that yield the highest risk-adjusted returns. The Combined Company’s greater cash flow generation and strong balance sheet also will enhance the Combined Company’s ability to advance brownfield expansion opportunities and prudently develop Hudbay’s Copper World project in Arizona, which is expected to deliver meaningful growth to the Combined Company.

•	Valuation Re-rating Potential. The strategic and financial benefits from the Arrangement are expected to position the Combined Company for a valuation re-rating.

•

Enhanced Leadership Team and Board of Directors. The Combined Company will be comprised of an experienced senior executive team that has a wealth of industry knowledge and complementary expertise in developing and operating open pit and underground copper mines. Following closing of the Arrangement, the Hudbay Board will include two directors from the CMMC Board, and the management team of Hudbay is expected to include select members from the management team of CMMC.

•

Comprehensive Arm’s Length Negotiations. The terms of the Arrangement Agreement and the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of Hudbay’s and CMMC’s respective financial and legal advisors.

•

Shareholder and Court Approval. The Arrangement is subject to the following shareholder and court approvals, which protect Hudbay Shareholders and CMMC Shareholders, and confirms that that Arrangement treats all stakeholders of Hudbay and CMMC equitably and fairly:

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The Arrangement Resolution must be approved by (a) at least two-thirds of the votes cast by CMMC Shareholders present virtually or represented by proxy at the CMMC Meeting, and (b) a simple majority of the votes cast by CMMC Shareholders present virtually or represented by proxy at the CMMC Meeting, excluding the votes required to be excluded by MI 61-101, as described under “Securities Law Matters – Interests of Certain Persons in the Arrangement – Multilateral Instrument 61-101”.

•	The Hudbay Resolution must be approved by at least a simple majority of the votes cast by Hudbay Shareholders present virtually or represented by proxy at the Hudbay Meeting.

•

The Arrangement is subject to a determination of the Court that the terms and conditions of the Arrangement are fair and reasonable, both procedurally and substantively, to the rights and interests of CMMC Shareholders and other affected persons.

•

Competition Act Approval. The likelihood being very high that the transaction would receive the Competition Act Approval under applicable Laws (such Competition Act Approval was received on May 8, 2023 as expected), and the fact that no other regulatory approvals are required.

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Ability to Close. Each of Hudbay and CMMC is committed to completing the Arrangement and anticipates that the Parties will be able to complete the Arrangement, which is subject only to typical closing conditions for a transaction of this nature, within a reasonable time and in any event prior to the Outside Date.

•

Superior Proposals. The Arrangement Agreement permits the Hudbay Board and the CMMC Board, in the exercise of their respective fiduciary duties, to respond, prior to the Hudbay Meeting and the CMMC Meeting, respectively, to certain unsolicited Acquisition Proposals that are or could reasonably be expected to be more favourable, from a financial point of view, to Hudbay Shareholders or CMMC Shareholders, as the case may be, than the Arrangement.

•

Support of Directors and Senior Officers. Directors and certain senior officers of Hudbay and CMMC have entered into the Hudbay Support and Voting Agreements and the CMMC Support and Voting Agreements, respectively, pursuant to which they have agreed, among other things and subject to the terms and conditions of thereof, to vote their Hudbay Shares in favour of the Hudbay Resolution and to vote their CMMC Shares in favour of the Arrangement Resolution, as applicable.

See “Information Concerning Hudbay Following the Arrangement” for further information concerning Hudbay following completion of the Arrangement.

Additional Hudbay Reasons

In addition to the factors listed above in “Reasons for the Arrangement”, the Hudbay Board also considered and relied upon the following factors in making its unanimous recommendation to Hudbay Shareholders to vote FOR the Hudbay Resolution:

•

Participation in Future Growth. Hudbay Shareholders will participate in future increases in the value of the Combined Company and the opportunities associated with the Combined Company’s assets and properties. Following completion of the Arrangement, Current Hudbay Shareholders are expected to own approximately 76% of the Hudbay Shares in the Combined Company (on a non-diluted basis) based on the number of Hudbay Shares and CMMC Shares issued and outstanding as of April 12, 2023 (the business day immediately prior to the announcement of the Arrangement).

•

TD Securities Fairness Opinion. The TD Securities Fairness Opinion provided to the Hudbay Board to the effect that, as of April 12, 2023 and based upon the assumptions, limitations and qualifications set out therein, the Consideration to be paid by Hudbay to the CMMC Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Hudbay.

•	Advice from Citi. Hudbay engaged Citi to provide financial advice in connection with the Arrangement and the Hudbay Board relied on such advice in its assessment of the Arrangement.

•

Review by Hudbay Board. The terms of the Arrangement are the result of a comprehensive due diligence and negotiation process, undertaken with the oversight and participation of Hudbay’s legal counsel, and in the judgment of the Hudbay Board relying on financial, legal and other advisors and discussions with management and their review of the TD Securities Fairness Opinion, the Exchange Ratio and the Consideration to be paid to the CMMC Shareholders is fair from a financial point of view to Hudbay.

•	Other Factors. The Hudbay Board considered the Arrangement and Hudbay’s competitive position within the industry against the standalone Hudbay portfolio and with reference to other alternatives.

In making its determinations and recommendations with respect to the Arrangement, the Hudbay Board also considered a number of potential risks and potential negative factors, which the Hudbay Board concluded were outweighed by the positive substantive and procedural factors of the Arrangement described above, including the following:

•

the risks to Hudbay if the Arrangement is not completed, including the costs to Hudbay in pursuing the Arrangement, the significant attention required of management to implement the Arrangement, restrictions on the conduct of Hudbay’s business prior to completion of the Arrangement, and the potential impact on Hudbay’s current business operations and relationships (including with current and prospective employees, customers, distributors, suppliers and partners);

•	conditions to CMMC’s obligation to complete the Arrangement and the right of CMMC to terminate the Arrangement Agreement under certain circumstances;

•

the limitations contained in the Arrangement Agreement on Hudbay’s ability to solicit interest from third parties and the fact that if the Arrangement Agreement is terminated under certain circumstances, Hudbay must pay the Hudbay Termination Payment to CMMC; and

•	the change of control entitlements of CMMC Executives, as discussed in “Securities Law Matters—Interests of Certain Persons in the Arrangement – Termination and Change of Control Payments”.

The foregoing summary of the information and factors considered by the Hudbay Board is not intended to be exhaustive but includes the material information and factors considered by the Hudbay Board in its consideration of the Arrangement. Due to the wide variety of factors and information considered in connection with its evaluation of the Arrangement, the Hudbay Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching its conclusions and recommendation. In addition, individual members of the Hudbay Board may have given different weight to various factors or items of information.

The Hudbay Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Joint Management Information Circular – Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”.

Additional CMMC Reasons

In addition to the factors listed above in “Reasons for the Arrangement”, the CMMC Board also considered and relied upon the following factors in making its unanimous recommendation to CMMC Shareholders to vote FOR the Arrangement Resolution:

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Participation in a Leading Intermediate Copper Producer. Following completion of the Arrangement, CMMC Shareholders will own approximately 24% of the Combined Company (on a non-diluted basis) based on the number of Hudbay Shares and CMMC Shares issued and outstanding as of April 12, 2023 (the business day immediately prior to the announcement of the Arrangement). This provides CMMC Shareholders with meaningful ownership in the Combined Company that will, on completion of the Arrangement, be the third largest copper producer in Canada. This will provide CMMC Shareholders with the opportunity to participate in future increases in the value of the Combined Company and the opportunities and synergies associated with the Combined Company’s assets and properties. The meaningful ownership interest in the Combined Company is expected to provide a number of strategic benefits to CMMC Shareholders as compared to CMMC as a standalone entity:

•

Increased scale and enhanced portfolio. With three long-life operating mines with exploration and expansion upside, three large-scale development projects and one of the largest mineral resource bases among intermediate copper producers, the Combined Company effectively addresses the risks associated with CMMC’s dependence on a single asset.

•

Exposure to a diversified asset base. In addition to Canada, through the Combined Company, CMMC Shareholders will also gain exposure to another top-tier mining jurisdiction in Peru, as well as a geographically balanced portfolio with approximately 55% of net asset value estimated to be from North American assets and 45% of net asset value estimated to be from South American assets (based on analyst consensus estimates).

•

Increased production at lower cost. The Combined Company has an expected 2023 copper production of more than 150,000 tonnes, which represents an increase of approximately 270% over CMMC’s 2023 expected copper production, and is further complemented by meaningful gold production. The Combined Company would also benefit from its expected position in the second quartile of the copper cost curve, [2] which represents a decrease of approximately 50% as compared to CMMC’s 2023 cash cost profile on a standalone basis.

•

Improved capital allocation profile for growth opportunities. The Combined Company’s greater cash flow generation and strong balance sheet will enable CMMC Shareholders to benefit from attractive risk-adjusted growth from brownfield expansions and greenfield growth opportunities within the enhanced combined portfolio.

•

Improved Trading Liquidity and Enhanced Capital Markets Profile. With a market capitalization of approximately C$2.4 billion (on a fully-diluted basis, based on the closing prices of Hudbay Shares and CMMC Shares on the TSX on April 12, 2023, the last trading day prior to the announcement of the Arrangement), the Combined Company will have a significantly greater market capitalization and greater trading liquidity than CMMC would on a stand-alone basis.

•

CMMC Shareholders Receive an Immediate Premium. The Consideration to be received by CMMC Shareholders represents a premium of approximately 23% based on the 10-day volume-weighted average price of the Hudbay Shares and CMMC Shares on the TSX on April 12, 2023, the last trading day prior to the announcement of the Arrangement.

•

CIBC Fairness Opinion. The CIBC Fairness Opinion provided to the CMMC Board, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the Consideration to be received by the CMMC Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the CMMC Shareholders.

•

Origin Fairness Opinion. The Origin Fairness Opinion provided to the CMMC Special Committee and the CMMC Board, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the Consideration to be received by the CMMC Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the CMMC Shareholders. None of the fees payable to Origin are contingent on completion of the Arrangement.

•

Role of Special Committee. The Arrangement was reviewed and evaluated by the CMMC Special Committee, comprised of members of the CMMC Board who are independent of Hudbay and of management of CMMC. In addition, the terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the participation of CMMC’s financial and legal advisors. After consulting with its financial and legal advisors, including having received and taken into account the CMMC Fairness Opinions and such other matters as it considered necessary and relevant, the CMMC Special Committee

[2]	Based on Wood Mackenzie’s 2023 by-product C1 copper cost curve (Q4 2022 dataset).

unanimously determined that the Arrangement is in the best interests of CMMC and that the Arrangement is fair and reasonable to the CMMC Shareholders and has unanimously recommended to the CMMC Board that the CMMC Board approve the Arrangement and the entering into by CMMC of the Arrangement Agreement and recommend that the CMMC Shareholders vote in favour of the Arrangement Resolution.

•

Consideration of Strategic Alternatives. The CMMC Board has periodically reviewed a range of strategic alternatives for creating shareholder value and, in the ordinary course of business, has had regular engagement with several industry peers exploring potential opportunities, including considering other potential transactions. In 2022 and early 2023, CMMC provided due diligence access in connection with a potential change of control transaction to four prospective counterparties (excluding Hudbay), but either did not receive a formal proposal or did not receive a compelling offer, and determined with the benefit of input from the CMMC Special Committee and its financial and legal advisors that the Arrangement was in the best interests of CMMC and the CMMC Shareholders over the long term. See “The Arrangement – Background to the Arrangement”. The opportunity to combine CMMC with Hudbay to create a leading intermediate copper producer is compelling and is expected to provide various opportunities to create sustained, long-term value for CMMC Shareholders while maintaining significant exposure to copper.

•

Dissent Rights. Any registered CMMC Shareholders entitled to vote on the Arrangement may exercise Dissent Rights and is entitled to be paid fair value for its CMMC Shares as determined by a Court, subject to strict compliance with all requirements applicable to the exercise of Dissent Rights. See “Dissenting Shareholder Rights”.

•

Reciprocal terms of the Arrangement Agreement. Key terms of the Arrangement Agreement, including non-solicitation covenants, termination fee amounts and triggers, are reciprocal between CMMC and Hudbay.

•

Reasonable termination payment. The CMMC Board determined that the C$22 million CMMC Termination Payment, which is payable in certain circumstances described under “The Arrangement Agreement – Termination of the Arrangement Agreement”, is reasonable. In the view of the CMMC Board, the CMMC Termination Payment would not preclude a third party from potentially making a CMMC Superior Proposal.

•

Tax Deferred Roll-Over. The exchange of CMMC Shares for Hudbay Shares pursuant to the Arrangement will generally be a tax-deferred transaction for Canadian federal income tax purposes for CMMC Shareholders who are resident in Canada and who do not elect to report a capital gain or loss on their Canadian federal income tax return in respect of the Arrangement, subject to the assumptions, qualifications and discussion under the heading “Certain Canadian Federal Income Tax Considerations”. The exchange of CMMC Shares for Hudbay Shares pursuant to the Arrangement is also intended to be treated as part of a tax-deferred “reorganization” within the meaning of Section 368 of the U.S. Tax Code. If such exchange qualifies as part of a reorganization, gain or loss generally would not be recognized by U.S. Holders for U.S. federal income tax purposes on their receipt of Hudbay Shares in exchange for CMMC Shares pursuant to the Arrangement, subject to the assumptions, qualifications and discussion under the heading “Certain United States Federal Income Tax Considerations”.

•

Other Factors. The CMMC Board also considered the Arrangement with reference to the financial condition and results of operations of CMMC, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and pursuing those alternatives in light of current market conditions, CMMC’s financial position, and operational challenges that affected the Copper Mountain Mine in 2022. The CMMC Board also considered the financial condition and results of operations of Hudbay, as well as its growth prospects, including the risks involved in achieving those prospects in light of the recent period of political instability in Peru.

In making its determinations and recommendations with respect to the Arrangement, the CMMC Board also considered a number of potential risks and potential negative factors, which the CMMC Board concluded were outweighed by the positive substantive and procedural factors of the Arrangement described above, including the following:

•

the risks to CMMC if the Arrangement is not completed, including the costs to CMMC in pursuing the Arrangement, the significant attention required of management to implement the Arrangement, restrictions on the conduct of CMMC’s business prior to completion of the Arrangement, and the potential impact on CMMC’s current business operations and relationships (including with current and prospective employees, customers, distributors, suppliers and partners);

•	conditions to Hudbay’s obligation to complete the Arrangement and the right of Hudbay to terminate the Arrangement Agreement in certain circumstances; and

•

the limitations in the Arrangement Agreement on CMMC’s ability to solicit interest from third parties, as mitigated by the provisions in the Arrangement Agreement that allow CMMC to engage in discussions or negotiations regarding any unsolicited Acquisition Proposal received prior to the approval of the Arrangement Resolution by CMMC Shareholders that constitutes or could reasonably be expected to constitute or lead to a CMMC Superior Proposal.

The foregoing summary of the information and factors considered by the CMMC Board is not intended to be exhaustive but includes the material information and factors considered by the CMMC Board in its consideration of the Arrangement. Due to the wide variety of factors and information considered in connection with its evaluation of the Arrangement, the CMMC Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching its conclusions and recommendation. In addition, individual members of the CMMC Board may have given different weight to various factors or items of information.

The CMMC Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Joint Management Information Circular – Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”.

CMMC Fairness Opinions

Origin Fairness Opinion

Origin Merchant Partners (“Origin”) was retained by the CMMC Special Committee to act as its independent financial advisor in connection with the Arrangement. The engagement includes providing the CMMC Special Committee with financial advisory services related to the Arrangement, including providing an opinion as to the fairness, from a financial point of view, of the Consideration to the CMMC Shareholders.

At a meeting of the CMMC Special Committee held on April 12, 2023, Origin orally delivered its opinion to the CMMC Special Committee and the CMMC Board, which was subsequently confirmed in writing, to the effect that, as at the date thereof and based upon the assumptions, limitations and qualifications set out therein, the Consideration to be received by CMMC Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the CMMC Shareholders. The full text of the Origin Fairness Opinion, setting out, among other things, the scope of review, assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Origin Fairness Opinion, is attached as Appendix H to this Circular. The summary of the Origin Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the opinion.

Pursuant to the terms of its engagement letter with Origin dated April 10, 2023, CMMC agreed to pay Origin a fixed engagement fee and a fixed fee for rendering the Origin Fairness Opinion (none of which are contingent upon the conclusions reached in the Origin Fairness Opinion or the completion of the Arrangement). CMMC has also agreed to reimburse Origin for its reasonable out-of-pocket expenses incurred in connection with its services and to indemnify Origin against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement.

CIBC Fairness Opinion

CIBC World Markets Inc. (“CIBC”) was retained by CMMC to act as its financial advisor in connection with the Arrangement. The engagement includes providing CMMC with financial advisory services related to the Arrangement, including providing an opinion as to the fairness of the Consideration to be received by CMMC Shareholders pursuant to the Arrangement Agreement, from a financial point of view, to CMMC Shareholders.

At a meeting of the CMMC Board held on April 12, 2023, CIBC orally delivered its opinion to the CMMC Special Committee and the CMMC Board, which was subsequently confirmed in writing to the CMMC Board, to the effect that, as at the date thereof and based upon the assumptions, limitations and qualifications set out therein, the Consideration to be received by CMMC Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to CMMC Shareholders. The full text of the CIBC Fairness Opinion, setting out, among other things, the scope of review, assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the CIBC Fairness Opinion, is attached as Appendix I to this Circular. The summary of the CIBC Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the opinion.

Pursuant to the terms of its engagement letter with CIBC dated effective September 14, 2022, CMMC agreed to pay CIBC a fixed fee upon CMMC entering into the Arrangement Agreement, a fixed fee for rendering the CIBC Fairness Opinion (which is not contingent on the conclusions reached in the CIBC Fairness Opinion or the completion of the Arrangement), and an additional fee that is contingent on completion of the Arrangement. CMMC has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses incurred in connection with its services and to indemnify CIBC against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement.

The CMMC Fairness Opinions are not recommendations to any CMMC Shareholder as to how to vote or act on any matter relating to the Arrangement or a recommendation to the CMMC Board or the CMMC Special Committee, as applicable, to enter into the Arrangement Agreement. The CMMC Fairness Opinions do not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to CMMC or in which CMMC might engage or as to the underlying business decision of CMMC to proceed with or effect the Arrangement.

The Origin Fairness Opinion is only one factor that was taken into consideration by the CMMC Special Committee in making its unanimous recommendation to the CMMC Board that the CMMC Board determine that the Arrangement is in the best interest of CMMC and that the Consideration is fair to the CMMC Shareholders, that the CMMC Board authorize CMMC to enter into the Arrangement Agreement and all related agreements and recommend that CMMC Shareholders vote in favour of the Arrangement Resolution.

The CIBC Fairness Opinion is only one factor that was taken into consideration by the CMMC Board in approving the terms of the Arrangement Agreement and all related agreements and making its unanimous determination that the Arrangement is in the best interests of CMMC and that the Consideration is fair to the CMMC Shareholders and to recommend that the CMMC Shareholders vote in favour of the Arrangement Resolution.

See “The Arrangement – Reasons for the Arrangement” and “The Arrangement – Additional CMMC Reasons”.

The CMMC Board urges CMMC Shareholders to review the CMMC Fairness Opinions carefully and in their entirety.

See “The Arrangement – CMMC Fairness Opinions”, Appendix H and Appendix I of this Circular.

Hudbay Fairness Opinion

TD Securities Fairness Opinion

TD Securities was retained by Hudbay to provide financial advisory services related to the Arrangement. This included providing an opinion as to the fairness, from a financial point of view, to Hudbay, of the Consideration to be paid by Hudbay to the CMMC Shareholders pursuant to the Arrangement.

At a meeting of the Hudbay Board held on April 12, 2023, TD Securities orally delivered its opinion to the Hudbay Board, which was subsequently confirmed in writing, that, as at the date thereof and based upon the assumptions, limitations and qualifications set out therein, the Consideration to be paid pursuant to the Arrangement by Hudbay is fair, from a financial point of view, to Hudbay. The full text of the TD Securities Fairness Opinion, setting out, among other things, the scope of review, assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the TD Securities Fairness Opinion, is attached as Appendix J to this Circular. The summary of the TD Securities Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the opinion and Hudbay Shareholders are urged to read the TD Securities Fairness Opinion in its entirety.

Pursuant to the terms of its engagement letter with TD Securities, Hudbay agreed to pay TD Securities fees for its services, including a fixed fee upon notifying the Hudbay Board that it is prepared to deliver its preliminary indications of value presentation, a fixed fee for rendering the TD Securities Fairness Opinion (which is not contingent on the substance of or conclusions reached in the TD Securities Fairness Opinion or the completion of the Arrangement), and a fixed fee if TD Securities is required to provide a revised fairness opinion. Hudbay has also agreed to reimburse TD Securities for its reasonable out-of-pocket expenses incurred in connection with its services and to indemnify TD Securities against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement.

For more information, see the section below entitled “The Arrangement – Hudbay Fairness Opinion – TD Securities Fairness Opinion”.

The TD Securities Fairness Opinion is not a recommendation to any Hudbay Shareholder as to how to vote on the Hudbay Resolution or act on any matter relating to the Arrangement. The TD Securities Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Hudbay or in which Hudbay might engage or as to the underlying business decision of Hudbay to proceed with or effect the Arrangement. The TD Securities Fairness Opinion is only one factor that was taken into consideration by the Hudbay Board in approving the terms of the Arrangement Agreement and the Plan of Arrangement and making its unanimous determination that the Arrangement is in the best interests of Hudbay and to recommend that the Hudbay Shareholders vote in favour of the Hudbay Resolution. See “The Arrangement – Reasons for the Arrangement” and “The Arrangement – Additional Hudbay Reasons”. Neither TD Securities nor any of it affiliates is an insider, associate or affiliate (as such terms are defined in applicable Canadian Securities Laws) of Hudbay or CMMC or any of their respective associates or affiliates.

The Hudbay Board urges Hudbay Shareholders to review the TD Securities Fairness Opinion carefully and in its entirety. See Appendix J of this Circular.

Support and Voting Agreements

CMMC has entered into Hudbay Support and Voting Agreements with the directors and senior officers of Hudbay, pursuant to which the Hudbay Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the Hudbay Support and Voting Agreements, to vote their Hudbay Shares in favour of the Hudbay Resolution to approve the issuance of Hudbay Shares in connection with the Arrangement.

Hudbay has entered into CMMC Support and Voting Agreements with the directors and certain senior officers of CMMC, pursuant to which the CMMC Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the CMMC Support and Voting Agreements, to vote their CMMC Shares in favour of the Arrangement Resolution to approve the Arrangement.

See “The Arrangement – Support and Voting Agreements”.

Procedure for the Arrangement to Become Effective

The Arrangement will be implemented by way of a court-approved plan of arrangement under Part 9, Division 5 of the BCBCA pursuant to the terms and subject to the conditions set out in the Arrangement Agreement and the Plan of Arrangement. The following procedural steps must be taken in order for the Arrangement to become effective:

•	the Hudbay Resolution must be approved by the Hudbay Shareholders at the Hudbay Meeting in accordance with Law;

•	the Arrangement Resolution must be approved by the CMMC Shareholders at the CMMC Meeting in the manner set forth in the Interim Order;

•	the Court must grant the Final Order approving the Arrangement; and

•	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement must be satisfied or waived by the appropriate Party.

There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or at all. See “The Arrangement Agreement – Conditions to Closing”.

Treatment of CMMC Incentive Awards

All CMMC Incentive Awards, including all Hudbay Replacement Options, will ultimately be settled in cash or Hudbay Shares and cancelled as part of the Arrangement. Each CMMC Incentive Award will be treated on the same basis as other awards granted pursuant to the same incentive plan. The following is a description of the treatment of CMMC Incentive Awards outstanding immediately prior to the Effective Time (whether vested or unvested) in connection with the Arrangement.

Each CMMC Option outstanding immediately prior to the Effective Time will, without any further action by or on behalf of a holder, be exchanged for a Hudbay Replacement Option exercisable to purchase from Hudbay the number of Hudbay Shares equal to the product of (A) the number of CMMC Shares subject to the CMMC Option immediately before the Effective Time multiplied by (B) the Exchange Ratio (provided that if the foregoing would result in the issuance of a fraction of a Hudbay Share on any particular exercise of Hudbay Replacement Options, then the number of Hudbay Shares otherwise issued will be rounded down to the nearest whole number of Hudbay Shares). The exercise price per Hudbay Share subject to any such Hudbay Replacement Option will be an amount equal to the quotient of (X) the exercise price per CMMC Share underlying the exchanged CMMC Option immediately prior to the Effective Time divided by (Y) the Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of Hudbay Replacement Options will be rounded up to the nearest whole cent). It is intended that (a) the provisions of subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of options and (b) such exchange of options be treated as other than the grant of a new stock right or a change in the form of payment pursuant to section 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Hudbay Replacement Option will be adjusted such that the In-The-Money Value of the Hudbay Replacement Option immediately after the exchange does not exceed the In-The-Money Value of the CMMC Option for which it was exchanged immediately before the exchange. All terms and conditions of a Hudbay Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the CMMC Option for which it was exchanged, and will be governed by the terms of the applicable CMMC Option Plan and any document evidencing a CMMC Option will thereafter evidence and be deemed to evidence such Hudbay Replacement Option.

Following the exchange of CMMC Options for Hudbay Replacement Options, but also pursuant to the Plan of Arrangement, each Hudbay Replacement Option will be deemed to be fully vested and, without any further action by or on behalf of a holder of a Hudbay Replacement Option, the holder’s Hudbay Replacement Options will either: (a) if prior to the time of the step contemplated in this paragraph Hudbay has received notice of the exercise of the holder’s Hudbay Replacement Options and the holder has paid the required exercise price to Hudbay, be exercised and the holder will be entitled to receive the Hudbay Shares issuable pursuant to the exercise of such Hudbay Replacement Options; or (b) in any other case, be transferred and assigned by the holder, free and clear of any Liens, to Hudbay and the holder will be entitled to receive in exchange therefor a cash payment from Hudbay equal to (i) the aggregate Hudbay Replacement Option Value of the holder’s Hudbay Replacement Options, less (ii) the Applicable Withholdings (which Applicable Withholdings will be remitted to the applicable Governmental Entity on behalf of the holder); and the name of the holder will be removed from the register of options maintained by Hudbay, and each Hudbay Replacement Option will immediately be cancelled and all agreements relating to the Hudbay Replacement Options will be terminated and will be of no further force and effect.

Each CMMC RSU will be deemed to be fully vested on the Effective Date and will, without any further action by or on behalf of a holder, be transferred and assigned by the holder thereof, free and clear of any Liens, to CMMC, and the holder thereof will be entitled to receive in exchange therefor and CMMC will issue in settlement of the holder’s CMMC RSUs that number of CMMC Shares to which the holder would otherwise be entitled to receive under the CMMC RSU Plan in respect of each CMMC RSU, whereupon the name of such CMMC RSU holder will be removed from the register of CMMC RSUs maintained by CMMC, and the CMMC RSU Plan, and each CMMC RSU will immediately be cancelled and all agreements relating to the CMMC RSUs will be terminated and will be of no further force and effect, and the holder will be and will be deemed to be the holder of that number of CMMC Shares so issued.

Each CMMC PSU will, without any further action by or on behalf of a holder, be deemed to be fully vested on the Effective Date and will be transferred and assigned by the holder thereof, free and clear of any Liens, to CMMC, the Adjustment Factor or the Performance Multiplier, as applicable, will be deemed to be 100%, and the holder thereof will be entitled to receive in exchange therefor and CMMC will issue in settlement of the holder’s CMMC PSUs that number of CMMC Shares to which the holder would otherwise be entitled to receive under the CMMC PSU Plan in respect of each CMMC PSU, whereupon the name of such CMMC PSU holder will be removed from the register of CMMC PSUs maintained by CMMC, and the CMMC PSU Plan and the CMMC LTIP and each CMMC PSU will immediately be cancelled and all agreements relating to the CMMC PSUs will be terminated and will be of no further force and effect, and the holder will be and will be deemed to be the holder of that number of CMMC Shares so issued.

Each CMMC DSU will, without any further action by or on behalf of a holder, be deemed to be fully vested on the Effective Date and will be transferred and assigned by the holder thereof, free and clear of any Liens, to CMMC, and the holder thereof will be entitled to receive in exchange therefor a cash payment from CMMC equal to (A) the aggregate CMMC DSU Value of the holder’s CMMC DSUs, less (B) the Applicable Withholdings (which Applicable Withholdings will be remitted to the applicable Governmental Entity on behalf of the holder), whereupon the name of such CMMC DSU holder will be removed from the register of CMMC DSUs maintained by CMMC, and the CMMC DSU Plan and each CMMC DSU will immediately be cancelled and all agreements relating to the CMMC DSUs will be terminated and will be of no further force and effect.

Each CMMC Phantom Option will be deemed to be fully vested on the Effective Date and will, without any further action by or on behalf of a holder, be transferred and assigned by the holder thereof, free and clear of any Liens, to CMMC, and the holder thereof will be entitled to receive in exchange therefor a cash payment from CMMC equal to (A) the aggregate CMMC Phantom Option Value of the holder’s CMMC Phantom Options, less (B) the Applicable Withholdings (which Applicable Withholdings will be remitted to the applicable Governmental Entity on behalf of the holder), whereupon the name of such CMMC Phantom Option holder will be removed from the register of CMMC Phantom Options maintained by Copper Mountain Mine (BC) Ltd., and each CMMC Phantom Option will immediately be cancelled and all agreements relating to the CMMC Phantom Options will be terminated and will be of no further force and effect.

Each CMMC Phantom RSU will be deemed to be fully vested on the Effective Date and will, without any further action by or on behalf of a holder, be transferred and assigned by the holder thereof, free and clear of any Liens, to CMMC, and the holder thereof will be entitled to receive in exchange therefor a cash payment from CMMC, or a Subsidiary thereof, equal to (A) the aggregate CMMC Phantom RSU Value of the holder’s CMMC Phantom RSUs, less (B) the Applicable Withholdings (which Applicable Withholdings will be remitted to the applicable Governmental Entity on behalf of the holder), whereupon the name of such CMMC Phantom RSU holder will be removed from the register of CMMC Phantom RSUs maintained by Copper Mountain Mine (BC) Ltd., and the CMMC Phantom RSU Plan, and each CMMC Phantom RSU will immediately be cancelled and all agreements relating to the CMMC Phantom RSUs will be terminated and will be of no further force and effect.

See “The Arrangement – Arrangement Mechanics” and “Appendix E – Plan of Arrangement”.

Effective Date of the Arrangement

If the Hudbay Shareholder Approval and the CMMC Shareholder Approval are obtained, the Final Order is obtained approving the Arrangement and all other conditions to the Arrangement Agreement are satisfied or waived, the Arrangement will become effective at 12:01 a.m. (Vancouver time) , or other such time as CMMC and Hudbay may agree in writing and prior to the Effective Time, on the Effective Date. It is currently expected that the Effective Date will occur late in June 2023.

See “The Arrangement – Timing for Completion of the Arrangement”.

Procedure for Exchange of CMMC Shares for Hudbay Shares and Letter of Transmittal

For each Registered CMMC Shareholder, accompanying this Circular is a Letter of Transmittal. CMMC has enclosed an envelope with the CMMC Meeting Materials in order to assist CMMC Shareholders with returning Letters of Transmittal and related documents to the Depositary. Holders of CMMC CDIs will not be provided with, and will not need to submit, a Letter of Transmittal. The Letter of Transmittal will also be available under CMMC’s issuer profile on SEDAR at www.sedar.com. Additional copies of the Letter of Transmittal will also be available by contacting Hudbay’s and CMMC’s joint proxy solicitation agent, Kingsdale Advisors.

Hudbay Shareholders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-866-581-1571 (toll-free in North America) or 1-416-623-2514 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.HudbayPOA.com.

CMMC Shareholders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-855-682-2031 (toll-free in North America) or 1-416-623-4172 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.CopperMountainPOA.com.

In order for a Registered CMMC Shareholder (other than Dissenting Shareholders) to receive the Consideration Shares they are entitled to receive pursuant to the Arrangement, such Registered CMMC Shareholder must deposit the certificate(s) or DRS Advice(s) representing his, her or its CMMC Shares with the Depositary (at the address specified on the last page of the Letter of Transmittal). The Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in the Letter of Transmittal or as reasonably required by the Depositary, must accompany all certificate(s) or DRS Advice(s) for CMMC Shares deposited for payment pursuant to the Arrangement.

Only Registered CMMC Shareholders are required to submit a Letter of Transmittal. The exchange of CMMC Shares for the Consideration Shares in respect of any Non-Registered CMMC Shareholder (other than a holder of CMMC CDIs) is expected to be made with the Non-Registered CMMC Shareholder’s Intermediary account through the procedures in place for such purposes between CDS or DTC and such Intermediary, as applicable, with no further action required by the Non-Registered CMMC Shareholder. Any Non-Registered CMMC Shareholder whose CMMC Shares are registered in the name of an Intermediary should contact that Intermediary if they have any questions regarding this process and to arrange for such Intermediary to complete the necessary steps to ensure that they receive the Consideration in respect of their CMMC Shares.

See “The Arrangement – Procedure for Exchange of CMMC Shares for Hudbay Shares and Letter of Transmittal”.

Procedure for Exchange of CMMC CDIs for Hudbay Shares

Holders of CMMC CDIs are entitled to participate in the Plan of Arrangement. If the Arrangement Resolution is approved and implemented, holders of CMMC CDIs will receive Consideration Shares pursuant to the Plan of Arrangement, regardless of whether or not such holder provided an instruction to vote for or against the Arrangement. Following the Arrangement, the Hudbay Shares will not be listed on the ASX.

Holders of CMMC CDIs will not be provided with, and will not need to submit, a Letter of Transmittal. Pursuant to the Plan of Arrangement, CMMC CDI holders will cease to own CMMC CDIs and will receive in a book-based form the applicable Consideration Shares for each CMMC CDI held with a DRS Advice sent to their registered address. Holders of CMMC CDIs should contact Computershare Australia or Kingsdale Advisors if they have any questions regarding this process.

CMMC CDI Holders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-855-682-2031 (toll-free in North America) or 1-416-623-4172 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.CopperMountainPOA.com.

Extinction of Rights

Any certificate or DRS Advice which immediately prior to the Effective Time represented outstanding CMMC Shares that were exchanged pursuant to the Plan of Arrangement that is not deposited with all other instruments required by the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a securityholder of CMMC or Hudbay. On such date, the Consideration Shares, as applicable, to which the former holder of the certificate or DRS Advice referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Hudbay. None of Hudbay, CMMC or the Depositary shall be liable to any person in respect of any Consideration Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Accordingly, former CMMC Shareholders who deposit with the Depositary any certificate(s) or DRS Advice(s) representing the CMMC Shares held by such CMMC Shareholder after the sixth anniversary of the Effective Date will not receive the Consideration or any other consideration in exchange therefor and will not own any interest in CMMC, Hudbay or the Combined Company and will not be paid any compensation.

See “The Arrangement – Extinction of Rights”.

No Fractional Shares

No fractional Hudbay Shares will be issued to CMMC Shareholders (including holders of CMMC CDIs) under the Plan of Arrangement. The number of Hudbay Shares to be received by a CMMC Shareholder will be rounded up to the nearest whole Hudbay Share in the event that a CMMC Shareholder is entitled to a fractional share representing 0.5 or more of a Hudbay Share and will be rounded down to the nearest whole Hudbay Share in the event that a CMMC Shareholder is entitled to a fractional share representing less than 0.5 of a Hudbay Share.

See “The Arrangement – No Fractional Shares”.

Shareholder Approvals

Hudbay Shareholder Approval

At the Hudbay Meeting, Hudbay Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Hudbay Resolution authorizing the issuance of Hudbay Shares in connection with the Arrangement, the full text of which is set out in Appendix A. The Hudbay Resolution is required pursuant to section 611 of the TSX Company Manual, as the number of Hudbay Shares to be issued to CMMC Shareholders pursuant to the Arrangement exceeds 25% of the number of Hudbay Shares issued and outstanding. In order to become effective, the Hudbay Resolution must be approved by at least a simple majority of the votes cast by Hudbay Shareholders present virtually or represented by proxy at the Hudbay Meeting.

CMMC Shareholder Approval

At the CMMC Meeting, CMMC Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Arrangement Resolution authorizing the Arrangement, the full text of which is set out in Appendix B. In order to become effective, the Arrangement Resolution must be approved by (a) at least two-thirds of the votes cast by CMMC Shareholders present virtually or represented by proxy at the CMMC Meeting, and (b) a simple majority of the votes cast by CMMC Shareholders present virtually or represented by proxy at the CMMC Meeting, excluding the votes required to be excluded by MI 61-101, as described under “Securities Law Matters – Interests of Certain Persons in the Arrangement – Multilateral Instrument 61-101”.

See “The Arrangement – Shareholder Approvals”.

Court Approval of the Arrangement

The Arrangement requires approval by the Court under Part 9, Division 5 of the BCBCA. Prior to mailing this Circular, CMMC (a) obtained the Interim Order providing for the calling and holding of the CMMC Meeting, the Dissent Rights and other procedural matters, and (b) filed the Notice of Hearing of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Hearing of Petition for the Final Order are attached as Appendix C and Appendix D, respectively, to this Circular.

The Court hearing in respect of the Final Order is expected to take place on or about June 15, 2023 at 9:45 a.m. (Vancouver time), or as soon reasonably practical thereafter and in the manner directed by the Court, at 800 Smithe Street, Vancouver, British Columbia, subject to receipt of the CMMC Shareholder Approval and the Hudbay Shareholder Approval.

At the Final Order hearing, the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. There can be no assurance that the Court will approve the Arrangement. Prior to the Final Order hearing, the Court will be informed that CMMC and Hudbay intend to rely on the exemption from the registration requirements under Section 3(a)(10) of the U.S. Securities Act for the issuance of Hudbay Shares issuable to CMMC Shareholders and CMMC CDI holders in exchange for their CMMC Shares and CMMC CDIs, respectively, and the issuance of Hudbay Replacement Options to holders of CMMC Options in exchange for their CMMC Options, pursuant to the Arrangement upon completion of the Arrangement.

Under the terms of the Interim Order, any holder of CMMC Shares and any other interested person will have the right to appear at the hearing and make submissions at the Hearing of Petition for the Final Order subject to such party filing with the Court and serving upon CMMC and upon counsel to CMMC, in each case at the address set out below, a Response to Petition in the form required by the rules of the Court, and any additional affidavits or other materials on which a party intends to rely in connection with any submissions at such hearing, including such party’s address for service, as soon as reasonably practicable, and, in any event, not later than 4:00 p.m. (Vancouver time) on June 12, 2023. The Response to Petition and supporting materials must be delivered, within the time specified, to CMMC’s counsel at the following addresses: Farris LLP, 700 West Georgia Street, 25th Floor, Vancouver, British Columbia, V7Y 1B3, Attention: Tevia Jeffries and Davies Ward Phillips & Vineberg LLP, 155 Wellington Street West, 40th Floor, Toronto, ON, M5V 3J7, Attention: Derek Ricci. If the Final Order hearing is postponed, adjourned or rescheduled, then, subject to further direction of the Court, only those persons having previously served and filed a Response to Petition in compliance with the Final Order will be given notice of the new date.

See “The Arrangement – Court Approval of the Arrangement”.

Key Regulatory Matters

To the best of the knowledge of the Parties, other than those which have already been made or received, there are no filings, consents, waiting periods or approvals required to be made with, applicable to, or required to be received from any Governmental Entity prior to the Effective Date in connection with the Arrangement, except for the Court’s granting of the Final Order, which is a condition to the completion of the Arrangement. It is also a condition to the completion of the Arrangement that the TSX and the NYSE will have conditionally approved or authorized the listing of the Consideration Shares to be issued pursuant to the Arrangement, subject only to customary listing conditions. Hudbay has applied to list the Consideration Shares to be issued in connection with the Arrangement (including Hudbay Shares to be issued on the exercise of the Hudbay Replacement Options and the vesting of the certain other CMMC Incentive Awards following completion of the Arrangement) on the TSX and the NYSE and has received conditional approval for such listing from the TSX. Final approval of the TSX is conditional on the satisfaction by Hudbay of customary conditions to listing imposed by the TSX. Hudbay anticipates receiving all required authorizations from the NYSE prior to the closing of the Arrangement. See “The Arrangement – Stock Exchange Listing Approval and Delisting Matters”. If any additional filings or consents are required, such filings or consents will be sought but these additional requirements could delay the Effective Date or prevent the completion of the Arrangement.

See “The Arrangement – Key Regulatory Matters”.

Stock Exchange Listings Approval and Delisting Matters

Hudbay is a reporting issuer under Canadian Securities Laws in each of the provinces and territories of Canada and is a foreign private issuer under U.S. Securities Laws. The Hudbay Shares are listed and posted for trading on each of the TSX and the NYSE under the symbol “HBM”. CMMC is a reporting issuer under Canadian Securities Laws in each of the provinces of Canada, other than Quebec. The CMMC Shares are listed and posted for trading on the TSX under the symbol “CMMC”, and via CMMC CDIs on the ASX under the symbol “C6C”.

It is a mutual condition to the completion of the Arrangement that the TSX and the NYSE will have conditionally approved or authorized the listing of the Consideration Shares to be issued pursuant to the Arrangement, subject only to customary listing conditions. Hudbay has applied to list the Consideration Shares to be issued in connection with the Arrangement (including Hudbay Shares to be issued on the exercise of the Hudbay Replacement Options and the vesting of the certain other CMMC Incentive Awards following completion of the Arrangement) on the TSX and the NYSE and has received conditional approval for such listing from the TSX. Final approval of the TSX is conditional on the satisfaction by Hudbay of customary conditions to listing imposed by the TSX. Hudbay anticipates receiving all required authorizations from the NYSE prior to the closing of the Arrangement.

Following completion of the Arrangement, the Hudbay Shares will continue to be listed and posted for trading on the TSX and the NYSE under the symbol “HBM”. Unlike the CMMC Shares, the Hudbay Shares are not, and after completion of the Arrangement will not be, listed on the ASX. It is expected that the CMMC Shares and CMMC CDIs, as applicable, will be de-listed from the TSX and the ASX after the Effective Date. Subject to applicable Laws, Hudbay will, as promptly as possible following completion of the Arrangement, apply to the applicable securities commissions or similar authorities in Canada to have CMMC cease to be a reporting issuer.

See “The Arrangement – Stock Exchange Listing Approval and Delisting Matters”.

Arrangement Agreement

The following is a summary of the material terms of the Arrangement Agreement and the Plan of Arrangement and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement, which have been filed under Hudbay’s and CMMC’s respective issuer profiles on SEDAR at www.sedar.com and under Hudbay’s profile on EDGAR at www.sec.gov, and by the Plan of Arrangement, which is attached to this Circular as Appendix E. Shareholders are urged to read the Arrangement Agreement and the Plan of Arrangement in their entirety.

Covenants, Representations and Warranties

The Arrangement Agreement contains usual and customary covenants and representations and warranties for an agreement of this type, which are summarized in the main body of this Circular.

See “The Arrangement Agreement – Covenants” and “The Arrangement Agreement – Representations and Warranties”.

Conditions to the Arrangement

The obligations of CMMC and Hudbay to complete the Arrangement are subject to the satisfaction or waiver of certain conditions set out in the Arrangement Agreement which are summarized in the main body of this Circular. These conditions include, among others, the receipt of the CMMC Shareholder Approval and the Hudbay Shareholder Approval, the listing of the Consideration Shares on the NYSE and TSX and Court approval.

See “The Arrangement Agreement – Conditions to Closing”.

Non-Solicitation Provisions

In the Arrangement Agreement, each of Hudbay and CMMC are subject to reciprocal “non-solicitation” restrictions. Subject to certain limitations, the board of directors of the Receiving Party may, following the expiration of a five business day match period to the other party (where the other party does not “match” the Superior Proposal pursuant to the provisions of the Arrangement Agreement), withdraw or change its recommendations in respect of the Arrangement in response to a Superior Proposal and/or may enter into a Proposed Agreement.

See “The Arrangement Agreement – Covenants – Covenants Regarding Non-Solicitation and Acquisition Proposals”.

Termination of Arrangement Agreement

CMMC and Hudbay may mutually agree in writing to terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Date. In addition, each of CMMC and Hudbay may terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Date if certain specified events occur.

See “The Arrangement Agreement – Termination of the Arrangement Agreement”.

Termination Amounts and Expense Reimbursement

The Arrangement Agreement provides for termination payments of C$69 million and C$22 million for Hudbay and CMMC, respectively, payable by a party in certain circumstances if the Arrangement Agreement is terminated, as set out in the body of this Circular.

See “The Arrangement Agreement – Termination of the Arrangement Agreement – Termination Event and Termination Payment”.

Interests of Certain Persons in the Arrangement

The directors, officers and other related parties of Hudbay and CMMC may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of other Hudbay Shareholders and CMMC Shareholders and that may present them with actual or potential conflicts of interest in connection with the Arrangement. Other than the interests and benefits described under “Securities Law Matters – Interests of Certain Persons in the Arrangement”, none of the directors or officers of Hudbay and CMMC or, to the knowledge of the directors and officers of Hudbay and CMMC, any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon in connection with the Arrangement or that would materially affect the Arrangement. The Hudbay Board and the CMMC Board were aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by Hudbay Shareholders and CMMC Shareholders, respectively.

All of the benefits received, or to be received, by directors, officers or employees of Hudbay and CMMC, respectively, as a result of the Arrangement are, and will be, solely in connection with their services as directors, officers or employees of Hudbay and CMMC. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such Person for CMMC Shares held by such Persons and no consideration is, or will be, conditional on the Person supporting the Arrangement.

Information Concerning the Hudbay Meeting

The Hudbay Meeting will be held on June 13, 2023, subject to any adjournment or postponement thereof, in a virtual-only format via live webcast available online at https://web.lumiagm.com/265891707, using password hudbayspecial (case sensitive) at 10:30 a.m. (Toronto Time). As set out in the Notice of Special Meeting of Shareholders of Hudbay, at the Hudbay Meeting, Hudbay Shareholders will be asked to consider and vote on the Hudbay Resolution.

The Hudbay Board has fixed the close of business (Toronto time) on April 28, 2023 as the Hudbay Record Date for the determination of the Registered Hudbay Shareholders that will be entitled to notice of the Hudbay Meeting, and any adjournment or postponement thereof, and that will be entitled to vote at the Hudbay Meeting.

See “Information Concerning the Hudbay Meeting”.

Information Concerning the CMMC Meeting

The CMMC Meeting will be held on June 13, 2023, subject to any adjournment or postponement thereof, in a virtual-only format via live webcast available online using the virtual shareholder meeting platform at www.virtualshareholdermeeting.com/CMMC2023 at 9:00 a.m. (Vancouver time). As set out in the Notice of Special Meeting of Shareholders of CMMC, CMMC Shareholders will be asked to consider and vote on the Arrangement Resolution.

The CMMC Board has fixed, and the Interim Order provides for, the close of business (Vancouver time) on April 25, 2023 as the CMMC Record Date for the determination of the Registered CMMC Shareholders that will be entitled to notice of the CMMC Meeting, and any adjournment or postponement thereof, and that will be entitled to vote at the CMMC Meeting.

See “Information Concerning the CMMC Meeting”.

Dissenting Shareholder Rights

Registered CMMC Shareholders who wish to dissent with respect to the Arrangement Resolution should take note that strict compliance with the dissent procedures is required.

The description of the rights of Dissenting Shareholders in this Circular is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder and is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached to this Circular as Appendix E, the full text of the Interim Order, which is attached to this Circular as Appendix C, and the provisions of Part 8, Division 2 of the BCBCA, which is attached to this Circular as Appendix M.

Pursuant to the Interim Order, Dissenting Shareholders are entitled to be paid fair value for their CMMC Shares under the BCBCA, as modified or supplemented by the Interim Order, the Plan of Arrangement or any other order of the Court. A Dissenting Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Part 8, Division 2 of the BCBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court. The statutory provisions covering the right to exercise Dissent Rights are technical and complex. Failure to strictly comply with the requirements set forth in Part 8, Division 2 of the BCBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement or any other order of the Court) may result in the loss of Dissent Rights. It is recommended that you seek independent legal advice if you wish to exercise Dissent Rights.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing. Pursuant to the Interim Order, each Registered CMMC Shareholder is entitled, in addition to any other rights the holder may have, to exercise Dissent Rights and to be paid the fair value of the CMMC Shares held by the holder in respect of which the holder exercises Dissent Rights, determined, notwithstanding anything to the contrary contained in Part 8, Division 2 of the BCBCA, as of the close of business (Vancouver time) on the business day immediately preceding the date on which the Arrangement Resolution was adopted. Only registered CMMC Shareholders may exercise Dissent Rights.

If a CMMC Shareholder duly exercises its Dissent Rights in accordance with the BCBCA and the Plan of Arrangement and:

•

is ultimately determined to be entitled to be paid fair value for its CMMC Shares by Hudbay, such Dissenting Shareholder: (a) shall be entitled to be paid the fair value of such Dissent Shares by Hudbay, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be the fair value of such Dissent Shares determined as of the close of business (Vancouver time) on the day immediately before the approval of the Arrangement Resolution; (b) shall be deemed not to have participated in the Arrangement; (c) shall be deemed to have transferred and assigned such CMMC Shares, free and clear of any Liens to Hudbay in accordance with Section 2.3(f) of the Plan of Arrangement; and (d) shall not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such CMMC Shares; or

•

ultimately is not entitled, for any reason, to be paid fair value for their CMMC Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting registered holder of CMMC Shares, and shall be entitled to receive only the Consideration pursuant to Section 2.3(g) of the Plan of Arrangement that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised Dissent Rights, but in no case shall Hudbay, CMMC or any other person be required to recognize any holders of CMMC Shares who exercise Dissent Rights as holders of CMMC Shares after the time that is immediately prior to the Effective Time, and the names of the Dissenting Shareholders shall be deleted from the central securities register as holders of CMMC Shares.

A Dissenting Shareholder must dissent with respect to all CMMC Shares in which the holder owns a beneficial interest. A Dissenting Shareholder must send CMMC a Notice of Dissent, which notice must be received by CMMC at Suite 1700 – 700 West Pender Street Vancouver, British Columbia, Canada, V6C 1G8, Attention: Matt Langford, with a copy to CMMC’s counsel, Davies Ward Phillips & Vineberg LLP, Attention: Melanie Shishler and Richard Fridman, 155 Wellington Street West, Toronto, Ontario, M5V 3J7, not later than 4:00 p.m. (Vancouver time) on June 9, 2023 (or 4:00 p.m. (Vancouver time) on the day that is two business days immediately preceding the date that any adjourned or postponed CMMC Meeting is reconvened or held, as the case may be).

If, as of the Effective Date, the aggregate number of CMMC Shares in respect of which CMMC Shareholders have duly and validly exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights in connection with the Arrangement, exceeds 10% of the CMMC Shares then outstanding, Hudbay is entitled, in its discretion, not to complete the Arrangement.

See “Dissenting Shareholder Rights”.

Information Concerning Hudbay

Hudbay is a diversified mining company with long-life assets in North and South America. Hudbay’s Constancia operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Hudbay’s Snow Lake operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay has an organic pipeline that includes the Copper World project in Arizona and the Mason project in Nevada (United States), and its growth strategy is focused on the exploration, development, operation, and optimization of properties already controlled, as well as other mineral assets Hudbay may acquire that fit its strategic criteria. Hudbay Shares trade on the TSX and the NYSE under the trading symbol “HBM”.

For further details concerning Hudbay, see “Information Concerning Hudbay” and “Appendix K – Information Concerning Hudbay”.

Information Concerning CMMC

CMMC is a Canadian copper metal mining company with operations in British Columbia, Canada. Its principal operating asset is the 75%-owned Copper Mountain Mine in southern British Columbia, a large open pit copper mine. The Copper Mountain Mine also produces gold and silver as by-product metals. The CMMC Shares trade on the TSX under the trading symbol “CMMC” and via CMMC CDIs on the ASX under the trading symbol “C6C”.

For further details regarding CMMC, see also “Information Concerning CMMC” and “Appendix L – Information Concerning CMMC”.

Information Concerning Hudbay Following the Arrangement

General

The Arrangement will result in a strategic business combination of Hudbay and CMMC, pursuant to which Hudbay will acquire all of the issued and outstanding CMMC Shares in exchange for the issuance of Hudbay Shares. Pursuant to the Arrangement, CMMC Shareholders (other than Dissenting Shareholders) will exchange each CMMC Share for 0.381 of a Hudbay Share.

Current Hudbay Shareholders and Former CMMC Shareholders are expected to own approximately 76% and 24% of the Hudbay Shares in the Combined Company, respectively, immediately following completion of the Arrangement (on a non-diluted basis), in each case, based on the number of Hudbay Shares and CMMC Shares issued and outstanding as of April 12, 2023 (the business day immediately prior to the announcement of the Arrangement).

Description of the Business

The Combined Company will be a diversified mining company with long-life assets in North and South America. The Combined Company’s growth strategy is focused on the exploration, development, operation, and optimization of properties it is in control of, as well as other mineral assets that it may acquire that fit its strategic criteria.

Corporate Structure

Following completion of the Arrangement, Hudbay will continue to be a corporation existing under the CBCA and the Former CMMC Shareholders (other than Dissenting Shareholders) will be shareholders of the Combined Company. After the Effective Date, CMMC and its Subsidiaries will be direct or indirect wholly-owned Subsidiaries of the Combined Company.

Description of Capital Structure

Hudbay’s authorized capital consists of an unlimited number of Hudbay Shares and an unlimited number of preference shares (none of which were issued and outstanding as of May 12, 2023).

Following completion of the Arrangement, the authorized capital of the Combined Company and the rights and restrictions of the Hudbay Shares will remain unchanged. As of May 12, 2023, there were 262,053,610 Hudbay Shares issued and outstanding. Assuming the Arrangement is completed in accordance with the Plan of Arrangement, and assuming that the number of issued and outstanding CMMC Shares and Hudbay Shares does not change, it is expected that up to approximately 83,932,999 additional Hudbay Shares will be issued upon the exchange of the CMMC Shares, resulting in a total of approximately 345,986,609 Hudbay Shares issued and outstanding immediately upon completion of the Arrangement. All Hudbay Shares rank equally as to voting rights, participation in a distribution of assets on a liquidation, dissolution or winding-up and the entitlement to dividends.

Dividend Policy and Capital Allocation

Hudbay has agreed that until the Effective Time, Hudbay will generally set the record and payment dates for its semi-annual dividend payment in the ordinary course consistent with past practice. Following completion of the Arrangement, subject to market conditions and Hudbay Board approval, it is currently anticipated that Hudbay will maintain a semi-annual dividend payment on a per share basis equal to the current Hudbay dividend payment.

See “Information Concerning Hudbay Following the Arrangement – Dividend Policy and Capital Allocation”.

Directors and Officers of the Combined Company

Following completion of the Arrangement, the Hudbay Board will consist of 12 directors, comprised of 10 directors from Hudbay and two directors from CMMC. Hudbay will extend offers of employment to two existing senior executives of CMMC to join its existing senior management team. The final composition of the Hudbay Board and the identity of the two senior executives of CMMC that will be extended offers of employment will be determined prior to the Effective Date.

Risk Factors

Hudbay Shareholders who vote in favour of the Hudbay Resolution and CMMC Shareholders who vote in favour of the Arrangement Resolution will be voting in favour of combining the businesses of Hudbay and CMMC, and, in the case of CMMC Shareholders, to invest in Hudbay Shares, and in the case of Hudbay Shareholders, to invest in the business of CMMC. There are certain risk factors associated with the Arrangement and the proposed combination of Hudbay and CMMC’s respective businesses that should be carefully considered by Hudbay Shareholders and CMMC Shareholders. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to Hudbay and CMMC, may also adversely affect Hudbay or CMMC prior to the Arrangement or their combined businesses following completion of the Arrangement. These risk factors should be considered in conjunction with the other information included in this Circular, including the documents incorporated by reference herein, and documents filed by Hudbay and CMMC pursuant to applicable Laws from time to time.

See “Risk Factors”, “Appendix K – Information Concerning Hudbay – Risk Factors” and “Appendix L – Information Concerning CMMC – Risk Factors”.

Certain Income Tax Consequences of the Arrangement

CMMC Shareholders and holders of CMMC CDIs should consult with and rely upon their own tax advisors about the federal, provincial, state, local and foreign tax consequences applicable to them in each relevant jurisdiction (including without limitation Canada, the United States and Australia) in connection with the Arrangement.

For a discussion of certain of the material Canadian federal income tax consequences of the Arrangement, see “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”. For a discussion of certain of the material United States federal income tax consequences of the Arrangement applicable to U.S. Holders and Non-U.S. Holders, see “Income Tax Considerations – Certain United States Federal Income Tax Considerations”. Such summaries are of a general nature only and are not intended to be, and should not be construed as, legal, business or tax advice to any particular CMMC Shareholder or holder of CMMC CDIs. Such summaries are not exhaustive of all possible Canadian federal income tax considerations or United States federal income tax considerations. CMMC Shareholders and holders of CMMC CDIs are urged to consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

This Circular does not contain a summary of the non-Canadian federal and non-U.S. federal income tax considerations of the Arrangement for Hudbay Shareholders or CMMC Shareholders who are subject to income tax outside of Canada or the United States. Such Persons should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements in such jurisdictions.

THE ARRANGEMENT

On April 13, 2023, Hudbay and CMMC entered into the Arrangement Agreement pursuant to which Hudbay agreed to acquire all of the issued and outstanding CMMC Shares. The Arrangement will be effected by way of a court-approved Plan of Arrangement under the BCBCA involving, among others, CMMC and the CMMC Shareholders, pursuant to the terms of the Arrangement Agreement, the Interim Order and the Final Order. Subject to receipt of the CMMC Shareholder Approval, the Hudbay Shareholder Approval, the Final Order and the satisfaction or waiver of certain other conditions, Hudbay will acquire all of the issued and outstanding CMMC Shares on the Effective Date. The Parties intend to rely upon the Section 3(a)(10) Exemption with respect to the issuance of the Consideration Shares and the Hudbay Replacement Options pursuant to the Arrangement.

If completed, the Arrangement will result in Hudbay acquiring all of the issued and outstanding CMMC Shares on the Effective Date, and CMMC will be an indirect wholly-owned Subsidiary of Hudbay and Hudbay will continue the operations of Hudbay and CMMC on a combined basis. Pursuant to the Plan of Arrangement, CMMC Shareholders (other than Dissenting Shareholders) will receive 0.381 of a Hudbay Share for each CMMC Share or CMMC CDI held at the Effective Time.

Current Hudbay Shareholders and Former CMMC Shareholders are expected to own approximately 76% and 24% of the Hudbay Shares in the Combined Company, respectively, immediately following completion of the Arrangement (on a non-diluted basis), in each case, based on the number of Hudbay Shares and CMMC Shares issued and outstanding as of April 12, 2023 (the business day immediately prior to the announcement of the Arrangement). For further information regarding Hudbay following completion of the Arrangement, see “Information Concerning Hudbay Following the Arrangement”.

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations among representatives of CMMC and Hudbay and their respective legal and financial advisors. The following is a summary of the principal events, meetings, discussions and negotiations involving the Parties leading up to the execution of the Arrangement Agreement and public announcement of the Arrangement.

In addition to establishing CMMC’s business and operational objectives, the CMMC Board regularly reviews its overall corporate strategy and long-term strategic plan, with the goal of maximizing shareholder value. This process includes assessing the relative merits of CMMC’s stand-alone business plan, potential acquisitions, dispositions and various combinations involving CMMC or its assets, having regard to, among other things, the global copper markets, CMMC’s position as a pure-play copper producer in a tier-one mining jurisdiction, the upside potential associated with CMMC’s ongoing exploration activities, the potential opportunities and inherent risks of a company with a single producing asset and the financial condition of CMMC.

In order to facilitate this review, the CMMC Board periodically receives updates and presentations from management and external advisors regarding strategic alternatives. In accordance with its corporate governance guidelines, each meeting of the CMMC Board (and, following its formation, the CMMC Special Committee) is followed by an in camera session attended solely by directors without members of management present and a further in camera session attended solely by independent directors. In addition, in the ordinary course of business, CMMC has regular engagement with market participants, both strategic and financial, for the purpose of identifying opportunities for collaboration, joint ventures, asset acquisitions or dispositions and, in some cases, corporate-level transactions, all with a view to executing CMMC’s overall corporate strategy and long-term strategic plan and enhancing shareholder value. In appropriate circumstances, confidentiality agreements are executed by CMMC in order to facilitate strategic discussions and enable the exchange of non-public information.

As part of this ongoing process of engagement, and consistent with Hudbay’s growth strategy pursuant to which Hudbay frequently evaluates potential acquisitions that meet its stringent strategic criteria, on December 22, 2021, CMMC and Hudbay entered into a mutual confidentiality agreement (the “2021 Confidentiality Agreement”) with a two-year term and a one-year standstill period. Throughout the first half of 2022, CMMC and Hudbay conducted reciprocal financial and technical due diligence, and representatives of CMMC and Hudbay held various high-level discussions regarding the potential benefits and strategic rationale of combining the two companies. During these discussions, specific financial terms were not discussed and neither CMMC nor Hudbay put forward any formal proposals.

In the summer of 2022, Hudbay senior management met to discuss a potential acquisition of CMMC, having regard for the strategic rationale for pursuing the acquisition of a producing asset that would increase the scale, resilience and diversity of Hudbay’s asset base and lead to enhanced shareholder value. Following a review of their preliminary due diligence findings, Hudbay’s senior management agreed to dedicate additional resources to the potential transaction. Hudbay subsequently completed site visits to the Copper Mountain Mine and the Eva Copper Project and engaged Citi as its financial advisor and Goodmans as its legal advisor.

During the period of its initial engagement with Hudbay, and continuing through the fall of 2022, CMMC initiated a process for the potential sale of its Eva Copper Project, and representatives of CMMC continued to engage in normal course discussions with other market participants regarding other potential strategic opportunities, including corporate-level transactions. Such discussions resulted in CMMC entering into a confidentiality agreement with both an intermediate gold company (“Party A”) and a development-stage base metals company (“Party B”). Intermittent dialogue and discussions between CMMC and these parties continued throughout 2022 and into 2023.

Hudbay senior management discussed the potential opportunity to acquire CMMC with Hudbay’s Board at a strategic planning meeting on August 8, 2022.

On August 15, 2022, Mr. Eugene Lei, then Senior Vice President, Corporate Development and Strategy (and currently Chief Financial Officer) of Hudbay and Ms. Letitia Wong, then Executive Vice President, Strategy and Corporate Development (and currently Chief Financial Officer) of CMMC, met to discuss initial due diligence findings and next steps. On August 19, 2022, Mr. Gilmour Clausen, President and Chief Executive Officer of CMMC, and Mr. Peter Kukielski, President and Chief Executive Officer of Hudbay, met to discuss a possible transaction and the strategic rationale of combining the two companies.

On August 24, 2022, Messrs. Kukielski, Clausen and Lei and Ms. Wong met to continue discussions regarding the strategic rationale for the potential combination of CMMC and Hudbay. At the meeting, Hudbay submitted a non-binding indicative proposal (the “Initial Hudbay Proposal”) that contemplated the acquisition of CMMC by Hudbay for all-share consideration at an exchange ratio that would represent a premium of between 15% and 20% based on the 20-day volume-weighted average price (“VWAP”) of each companies’ shares on the TSX at the time of announcement. The Initial Hudbay Proposal was conditional upon, among other things, the termination of the Eva Copper Project sale process and the temporary suspension of work on the Copper Mountain Mine expansion study and updated life of mine plan (the “2022 Updated Expansion Study”). In connection with the Initial Hudbay Proposal, Hudbay proposed exclusive negotiations with a view to announcing a transaction by September 30, 2022.

On August 31, 2022, Mr. Edward Dowling, the Chair of the CMMC Board, provided an update to the CMMC Board on the engagement with Hudbay and the Initial Hudbay Proposal, together with other key initiatives, including the status of the 2022 Updated Expansion Study.

On September 1, 2022, Mr. Clausen provided a further update to the CMMC Board on the Initial Hudbay Proposal, including senior management’s view that, while the potential benefits and strategic rationale for a combination of the two companies were worth exploring, the Initial Hudbay Proposal did not represent adequate value for CMMC. Following a review of the Initial Hudbay Proposal with CIBC, CMMC’s external financial advisor, and Davies, CMMC’s external legal counsel, the CMMC Board authorized senior management to continue discussions with Hudbay on a non-exclusive basis. In addition, senior management was directed to advise Hudbay that CMMC was not prepared to terminate the Eva Copper

Project sale process or delay other initiatives, including the completion and public disclosure of the 2022 Updated Expansion Study, all of which the CMMC Board viewed as critical to understanding the value of CMMC and its assets, and necessary for an adequate assessment of any potential business combination transaction. Accordingly, on September 3, 2022, CMMC informed Hudbay that it was not prepared to proceed with a transaction on the terms set out in the Initial Hudbay Proposal, or to engage in further negotiations with respect to the financial terms of a potential transaction prior to the public disclosure of the 2022 Updated Expansion Study, but wished to maintain a dialogue on a non-exclusive basis regarding a potential combination.

Following that communication, the companies agreed to continue to advance reciprocal due diligence, including completing scheduled technical sessions and site visits in September and October 2022 (which included virtual management presentations from Hudbay on its Manitoba operations and Mason Copper Project and site visits to Hudbay’s Copper World Project completed by CMMC’s senior management and Mr. Dowling and a site visit to Hudbay’s Constancia Mine completed by CMMC’s senior management). By the fall of 2022, Hudbay had also substantially completed its technical due diligence of CMMC’s properties, including site visits to the Copper Mountain Mine and the Eva Copper Project.

On September 8, 2022, Messrs. Kukielski, Dowling, Clausen and Lei met to discuss in greater detail the potential benefits and strategic rationale for a combination of the two companies. Hudbay subsequently delivered a draft exclusivity agreement to CMMC for its consideration. On September 11, 2022, the CMMC Board met with members of senior management, CIBC and Davies in attendance. At the meeting, senior management and Mr. Dowling provided an update on CMMC’s site visit to the Copper World Project and its recent engagement with Hudbay and CIBC delivered a presentation regarding the potential transaction outlined in the Initial Hudbay Proposal. During the meeting, Davies was consulted to discuss the circumstances in which a special committee of the CMMC Board would be required or advisable and the fiduciary duties of directors in the context of potential change of control transactions and provided advice regarding the terms of the exclusivity agreement proposed by Hudbay. Given the preliminary stage of discussions with Hudbay, following discussion and the receipt of legal advice, the CMMC Board determined to defer consideration of a special committee to a date following its scheduled annual strategy meeting on September 22, 2022. The CMMC Board also re-affirmed its decision to continue discussions with Hudbay on a non-exclusive basis. Through September 2022 further discussions were held among the senior management teams of Hudbay and CMMC.

At CMMC’s regularly-scheduled annual strategy meeting of the CMMC Board and senior management held on September 22, 2022, CIBC provided a detailed presentation on the base metals sector landscape. In addition, the CMMC Board and senior management, with financial advice from CIBC, continued the discussion and evaluation of CMMC’s existing operating and business plans and the various strategic options available to CMMC, including consideration of whether initiating a formal strategic review process would be in the best interests of CMMC following the public disclosure of the results of the 2022 Updated Expansion Study and any potential sale of the Eva Copper Project.

On September 28, 2022, CMMC released the results of the 2022 Updated Expansion Study and, on October 6, 2022, CMMC announced that it had entered into a definitive agreement to sell the Eva Copper Project. Concurrently, management continued to advance the preparation of the 2023 mine plan for the Copper Mountain Mine and the operating and capital budget of CMMC (collectively, the “2023 Budget”).

On October 12, 2022, Hudbay management presented the results of its technical due diligence review to the Technical Committee of the Hudbay Board, including management’s view of the 2022 Updated Expansion Study, as compared to management’s due diligence findings, and the terms of the Eva Copper Project sale.

During the remainder of October 2022 and early November 2022, representatives of CMMC and Hudbay re-engaged in informal dialogue regarding a potential combination and mutual due diligence continued, meeting occasionally, and on one occasion, including external financial advisors.

During this period, CMMC also received an oral non-binding indication of interest from another intermediate base metals producer (“Party C”) for a potential transaction involving the acquisition of CMMC by Party C. The indication of interest did not include financial or other key terms. On November 18, 2022, CMMC and Party C executed a confidentiality agreement and, shortly thereafter, the parties made available certain non-public financial and technical due diligence information to one another.

On November 14, 2022, the Hudbay Board met to receive an update on CMMC. At the meeting, management reviewed the strategic rationale for a proposed transaction with CMMC and presented the Hudbay Board with the results of its due diligence. Following a discussion, and after receiving input from Citi on financial considerations, the Hudbay Board provided management with the authority to present a revised non-binding offer to acquire CMMC within a certain valuation range. At a meeting the following day, Hudbay presented CMMC with a revised non-binding proposal that contemplated the acquisition of CMMC by Hudbay for all-share consideration at a floating exchange ratio that would represent a fixed premium of 15% based on a specified VWAP of each of the CMMC Shares and the Hudbay Shares on the TSX at the time of announcement.

After receiving feedback from CMMC that the 15% fixed premium proposal was not satisfactory, on November 30, 2022, Hudbay submitted a non-binding proposal (the “November 2022 Hudbay Proposal”) to CMMC that contemplated the acquisition of CMMC by Hudbay for all-share consideration at a floating exchange ratio that would represent a fixed premium of 21% based on a specified VWAP of each of the CMMC Shares and the Hudbay Shares on the TSX at the time of announcement. Based on the then-current share prices of the two companies, the November 2022 Hudbay Proposal implied an exchange ratio of 0.269 of a Hudbay Share for each CMMC Share which would result in CMMC Shareholders owning approximately 18.4% of the Combined Company on a fully diluted basis. The November 2022 Hudbay Proposal also indicated that Hudbay was prepared to purchase an aggregate of C$10,000,000 of CMMC Shares at a subscription price of C$1.60 per CMMC Share by way of a private placement concurrently with the execution of definitive agreements to address short-term liquidity issues resulting from certain operational challenges at the Copper Mountain Mine during the third quarter of 2022. In connection with the November 2022 Hudbay Proposal, Hudbay requested a 30-day exclusivity period in order to finalize transaction terms and definitive documentation.

On December 5, 2022, the CMMC Board met to review and consider the terms of the November 2022 Hudbay Proposal with members of senior management, CIBC and Davies in attendance. At the meeting, among other things: (a) Davies provided an overview of the fiduciary duties of directors in the context of a potential change of control transaction and related considerations applicable to various corporate stakeholders and refreshed its advice on the circumstances in which a special committee of the CMMC Board would be required or advisable and advised the CMMC Board on the form of special committee mandate that would be appropriate in the circumstances; (b) senior management provided an update on CMMC’s due diligence of Hudbay and CMMC’s financial condition; and (c) CIBC provided an evaluation of the strategic benefits of the potential combination and an analysis of the financial terms of the November 2022 Hudbay Proposal, as well as updated valuation perspectives on CMMC, including on both a stand-alone basis and combined basis with Hudbay. Following a discussion of potential responses to the November 2022 Hudbay Proposal and the receipt of financial and legal advice, the CMMC Board requested that senior management provide supplementary information regarding the 2023 Budget and the anticipated timing for the receipt of required regulatory approvals for the closing of the Eva Copper Project sale, before formulating a response to Hudbay.

The CMMC Board reconvened on December 7, 2022 with members of senior management and Davies in attendance. Following discussion and consideration of the supplementary information provided by senior management and the receipt of legal advice from Davies, the CMMC Board directed senior management to advise Hudbay that it was prepared to enter into an exclusivity agreement providing for a limited ten-day exclusivity period in order to signal its endorsement of the compelling strategic rationale of a potential combination between the two companies and to permit the negotiation of improved financial terms on the condition that the standstill period contained in the 2021 Confidentiality Agreement (which was due to expire at the end of December 2022) be extended for a further six-month period.

At the conclusion of the December 7, 2022 meeting, the CMMC Board constituted the CMMC Special Committee of independent directors (comprised of Mr. Edward Dowling (Chair), Ms. Michele Buchignani, Ms. Paula Rogers and Mr. Bill Washington) to more efficiently address matters arising in connection with the evaluation of a potential combination with Hudbay. The CMMC Board approved a broad mandate authorizing the Special Committee to, among other things: (a) continue the review and assessment of the terms of a potential combination with Hudbay with the assistance of financial, legal and other advisors, and make recommendations to the CMMC Board with respect thereto; (b) conduct and/or supervise the negotiation of the terms of a potential transaction; and (c) review, consider and make recommendations to the CMMC Board concerning any alternative proposals that may become available to CMMC. As part of its mandate, the Special Committee was also authorized to engage such financial, legal and other professional advisors as it may determine to be appropriate from time to time.

During the in camera session following the meeting of the CMMC Board on December 7, 2022, with Davies in attendance, the CMMC Board discussed the interest of Hudbay and each of Party A, Party B and Party C and considered the most effective manner to canvass any additional strategic alternatives that might be available to CMMC (including a formal strategic review process or further informal market check). Following discussion, the CMMC Board determined to revisit the matter in due course with the benefit of additional financial and legal advice.

An exclusivity agreement (the “Initial Exclusivity Agreement”) and an amendment to the 2021 Confidentiality Agreement to extend the expiration of the standstill period from December 22, 2022 to June 6, 2023, were executed by CMMC and Hudbay later on December 7, 2022.

On December 8, 2022, Goodmans provided Davies with an initial draft of the Arrangement Agreement reflecting the terms of the November 2022 Hudbay Proposal.

On December 10, 2022, the CMMC Special Committee met with members of senior management and Davies in attendance. At the meeting, Davies refreshed its advice on fiduciary duties and summarized the key terms of the draft Arrangement Agreement and other transaction structuring issues. Following discussion, the CMMC Special Committee provided instructions to Davies on the Arrangement Agreement and instructed management and Davies on various due diligence matters. Senior management also provided the CMMC Special Committee with an update on the anticipated closing of the sale of the Eva Copper Project and certain other operational cash flow matters. On December 12, 2022, following a call between the Chairs of each Board and the Chief Executive Officers, CMMC submitted a letter to Hudbay reiterating its interest in a potential combination of the two companies on improved financial terms and setting out its position on certain key transaction terms, including deal protections and post-closing governance.

Between December 11, 2022 and December 17, 2022, the CMMC Special Committee met on five occasions to further consider and discuss the terms of the Arrangement Agreement and other transaction structuring issues, in each case, with members of senior management, CIBC and Davies in attendance. At these meetings, the CMMC Special Committee received updated financial analysis and valuation perspectives from CIBC on the potential combination, together with updates from senior management regarding the financial condition of CMMC.

On December 15, 2022, CMMC completed the sale of the Eva Copper Project.

On December 16, 2022, the CMMC Board met with members of senior management, CIBC and Davies in attendance. Following an update from senior management on, among other things, the preparation of the 2023 Budget and CMMC’s financial condition (including the impact of the closing of the Eva Copper Project sale), the status of discussions and negotiations with Hudbay, and the key due diligence findings of CMMC and its external advisors to date, the CMMC Board received a presentation from CIBC with respect to updated valuation perspectives on CMMC, including on a stand-alone basis and combined basis with Hudbay. As part of this presentation, CIBC summarized the strategic options available to CMMC, including, among others: (a) CMMC’s stand-alone business plan and prospects; (b) a potential combination with

Hudbay; and (c) a targeted strategic review process involving certain participants in the mining industry. Following discussion of, among other things, the fundamental value and prospects of CMMC, the improved financial condition of CMMC, and newly-developing social and political events in Peru, and the receipt of financial and legal advice, the CMMC Board determined that it was not prepared to proceed with a business combination with Hudbay on the terms contained in the November 2022 Hudbay Proposal. Immediately following the CMMC Board meeting, representatives of CMMC communicated the determination of the CMMC Special Committee to representatives of Hudbay, and the parties agreed to revisit discussions early in 2023.

Given the lack of agreement on key financial terms, the exclusivity period expired without any meaningful progress, and Hudbay’s CEO provided an update to Hudbay’s Board on December 20, 2022 regarding the pause in negotiations and the potential to re-engage in the new year. At that same time, Hudbay’s management and the Hudbay Board were focused on monitoring the dynamic political situation in Peru and its potential impact on Hudbay’s relative valuation.

Following the expiration of the exclusivity period contemplated in the Initial Exclusivity Agreement, CMMC received an oral non-binding indication of interest from Party B proposing a nil-premium “merger of equals” transaction that had been initially explored informally by representatives of the two companies in March 2022. The indication of interest did not include proposed financial or other terms. On December 23, 2022, CMMC and Party B executed an amended mutual confidentiality agreement, extending the original term thereof. In late December 2022 and early January 2023, representatives of CMMC and Party B held in-depth technical due diligence sessions in respect of one another’s material properties.

On January 12, 2023, Hudbay submitted a new non-binding proposal (the “January 2023 Hudbay Proposal”) to CMMC, which contemplated the acquisition of CMMC by Hudbay for a premium of 22% based on the 20-day VWAP of each of the CMMC Shares and the Hudbay Shares on the TSX at the time of announcement comprised of 0.295 of a Hudbay Share for each CMMC Share with the balance to be paid in cash. The share component of the January 2023 Hudbay Proposal would have resulted in CMMC Shareholders owning approximately 19.9% of the Combined Company on a fully diluted basis plus CMMC shareholders would have received (i) cash consideration and (ii) a contingent value right of up to an aggregate amount of US$30,000,000 payable in cash based on the cash proceeds received from the deferred consideration component of the sale of the Eva Copper Project to Harmony related to future mineral resource discoveries. In connection with the January 2023 Hudbay Proposal, Hudbay requested a

15-day exclusivity period in order to finalize transaction terms and definitive documentation.

On January 16, 2023, Mr. Dowling received a phone call from the Chief Executive Officer of an intermediate copper producer (“Party D”) during which Party D expressed its interest in pursuing a potential transaction involving the acquisition of CMMC by Party D, which was a concept previously discussed and explored by the parties in the summer of 2019. The indication of interest did not include proposed financial or other terms.

On January 17, 2023, the CMMC Special Committee met to receive an update on the status of CMMC’s engagement with each of Party A, Party B, Party C and Party D, and to review and consider the January 2023 Hudbay Proposal with members of senior management, CIBC and Davies in attendance. At the meeting, CIBC provided an updated evaluation of the strategic benefits of the potential combination, an analysis of the financial terms of the January 2023 Hudbay Proposal and updated valuation perspectives on CMMC, including on a stand-alone basis and combined basis with Hudbay. Following discussion and the receipt of financial and legal advice, the CMMC Special Committee directed Mr. Clausen to advise Hudbay that, while the strategic merit of a potential combination continued to be of interest, it was not prepared to enter into a transaction on the financial terms contained in the January 2023 Hudbay Proposal. In addition, the CMMC Special Committee directed Mr. Clausen to negotiate a mutual confidentiality agreement with Party D in order to facilitate further discussions. Following the execution of such agreement, representatives of CMMC and Party D, met to discuss a potential transaction and certain due diligence information was exchanged.

Following communication that the financial terms of the January 2023 Hudbay Proposal were not adequate, representatives of Hudbay and CMMC met on several occasions to discuss potential opportunities to improve the financial terms of Hudbay’s offer. Hudbay subsequently advised CMMC that Hudbay was prepared to adjust the economic attributes of the proposed contingent value right, including by setting a floor of US$15,000,000 on the minimum amount payable thereunder.

Between January 19, 2023 and January 29, 2023, at the direction of the CMMC Special Committee, representatives of CMMC continued to engage in discussions regarding potential transactions with Hudbay and each of Party A, Party B, Party C and Party D, with a view to advancing each to a stage where it could make a specific transaction proposal.

On January 30, 2023, the CMMC Special Committee met with members of senior management, CIBC and Davies in attendance to review the strategic alternatives available to CMMC and to receive an update as to various discussions, and to determine the appropriate approach to further engagement, with each potential counterparty. At the meeting, CIBC delivered a presentation regarding its perspectives on the strategic rationale and potential financial aspects of each strategic alternative, and Davies refreshed its prior overview of the fiduciary duties of directors in the context of a change of control transaction, including with multiple potential counterparties. Following these presentations and ensuing discussions regarding, among other things, CMMC’s stand-alone business plan and prospects, the fundamental value of CMMC, the terms of the January 2023 Hudbay Proposal (including the adjusted terms of the contingent value right) relative to the strategic alternatives available to CMMC and the status of CMMC’s ongoing engagement with each of Party A, Party B, Party C and Party D, the CMMC Special Committee determined that it was not in the best interests of CMMC to proceed with the adjusted January 2023 Hudbay Proposal before developing a further understanding of the interests and intentions of each other counterparty. Accordingly, the CMMC Special Committee directed representatives of CMMC to contact representatives of each of Party A, Party B, Party C and Party D to understand their interest in pursuing a potential transaction with CMMC, the status of their due diligence and their anticipated timing to submit a written transaction proposal. During the period of ensuing site visits and discussions, Mr. Dowling provided regular updates to the CMMC Board.

On January 25, 2023 and February 1, 2023, Party B submitted preliminary valuation materials with respect to a potential combination between the two companies and advised that it remained interested in continuing discussions. During this period, Party C and Party D participated in a site visit to the Copper Mountain Mine and further discussions were conducted with Party A.

On February 2, 2023, representatives of CMMC were notified by representatives of Party D that Party D was not in a position to make an offer that the CMMC Board was likely to find compelling as it was focused on other opportunities.

On February 3, 2023, representatives of CMMC were notified by representatives of Party C that, in light of more advanced strategic alternatives available to it, Party C was not prepared to proceed with further discussions with CMMC at that time.

During this period, representatives of CMMC continued to advance discussions and due diligence with representatives of Hudbay.

On February 9, 2023, the CMMC Board met with members of senior management, CIBC and Davies in attendance, to receive an update on CMMC’s ongoing discussions with potential strategic counterparties and other strategic matters. At the meeting, the CMMC Board received an updated financial analysis of the adjusted January 2023 Hudbay Proposal and perspectives from senior management and CIBC on strategic considerations applicable to a potential combination with Party C. Following discussion and the receipt of financial and legal advice, the CMMC Board determined that the terms of the adjusted January 2023 Hudbay Proposal were superior to any proposed combination reasonably expected to be available with the other counterparties with which CMMC was then in discussions, and that continuing discussions with Hudbay with respect to a potential business combination on an exclusive basis was in the best interests of CMMC, subject to obtaining satisfactory clarifications on certain of the terms of the adjusted January 2023 Hudbay Proposal (which clarifications were provided by Hudbay on the following day).

On February 10, 2023, CMMC and Hudbay entered into an exclusivity agreement providing for a three-week exclusivity period expiring on March 3, 2023.

On February 13, 2023, Mr. Kukielski provided an update to the Hudbay Board regarding the status of management’s discussions with CMMC, including the proposed deal terms, the execution of an exclusivity agreement and the due diligence and negotiations that remained in order to return to the Board to seek formal approval of a transaction. Also on February 13, 2023, Goodmans provided Davies with an updated draft of the Arrangement Agreement reflecting the terms of the adjusted January 2023 Hudbay Proposal.

On February 16, 2023, the CMMC Special Committee met with members of senior management, CIBC and Davies in attendance. Davies provided an overview of the key terms and issues identified in the Arrangement Agreement and ancillary agreements and, following the receipt of financial and legal advice, the CMMC Special Committee provided instructions to Davies regarding the transaction documents. At the meeting, the CMMC Special Committee also received updates on the respective due diligence reviews carried out by senior management, by Davies with respect to legal matters and by external consultants retained to provide more detailed advice with respect to certain social and political, permitting and environmental matters in Arizona and Peru. CIBC also provided an updated financial analysis of the terms of the adjusted January 2023 Hudbay Proposal based on recent capital markets developments.

During the in camera session following the meeting, and after receipt of legal advice, the CMMC Special Committee resolved to engage an independent financial advisor to provide a “long form” fairness opinion on a fixed-fee basis and interview at least two candidates before formalizing any engagement. Meetings were subsequently held with two potential financial advisors (including Origin), both of which confirmed their credentials and that they had no material relationships with CMMC.

On February 18, 2023, with the authorization of the CMMC Special Committee, Davies circulated a markup of the draft Arrangement Agreement to Goodmans.

On February 20, 2023, representatives of the CMMC Special Committee met with representatives of Hudbay to receive a management presentation from Hudbay with respect to its perspectives on the strategic rationale for a potential combination of the two companies and Hudbay’s long-term business plan.

On February 21, 2023, the CMMC Special Committee met with members of senior management, CIBC and Davies in attendance to discuss various structuring considerations and to receive further updates on the due diligence work completed by senior management, Davies and the in-depth diligence reviews being conducted by local advisors in Peru and Arizona. On the same day, a member of the CMMC Special Committee attended legal due diligence sessions with Hudbay, with members of senior management of CMMC, senior management of Hudbay, Davies and Goodmans in attendance.

On February 22, 2023, Goodmans provided Davies with a revised draft of the Arrangement Agreement, together with a list of several key unresolved commercial issues.

On February 23, 2023, the CMMC Board met with members of senior management, CIBC and Davies in attendance to receive an update on the status of discussions and negotiations with Hudbay and a summary of the key due diligence findings of CMMC and its external advisors to date. Davies provided an overview of the key commercial and other issues that remained unresolved in the Arrangement Agreement and ancillary transaction agreements.

Also, on February 23, 2023, the Hudbay Board met with senior management at its regularly scheduled Board meeting to discuss the status of the negotiations with CMMC and receive a presentation from senior management as to its financial analysis based on the current deal terms and structure. The Hudbay Board and senior management discussed the cash component of the proposed transaction and the extent to which it had increased since the January 2023 Hudbay Proposal due to changes in relative valuations and the offer consideration.

Between February 23, 2023 and February 25, 2023, representatives of CMMC and Hudbay engaged in a number of discussions regarding the relative share price performance of the two companies since the date of the adjusted January 2023 Hudbay Proposal and its impact on the relative valuation and cash requirements under the transaction structure. In the context of such discussions, on February 24, 2023, Mr. Lei and Ms. Wong discussed potential changes to the transaction structure and consideration mix, which Ms. Wong subsequently reported to the CMMC Special Committee. On February 25, 2023, Hudbay delivered a letter to CMMC, which was preceded by a telephone conversation where Mr. Kukielski informed Mr. Dowling that the Hudbay Board was not prepared to proceed with the proposed transaction at that time due to, among other things, changes in the relative valuation of the two companies that made a potential transaction in accordance with the structure and consideration proposed less compelling at that time. Mr. Dowling acknowledged Mr. Kukielski’s notification and advised Mr. Kukielski that, in light of the suspended discussions, the CMMC Board intended to proceed with its stand-alone strategy and resume the succession planning process it had undertaken in connection with the announcement of Mr. Clausen’s planned retirement.

On February 26, 2023, Mr. Kukielski advised the Hudbay Board that Hudbay had terminated discussions with CMMC for the reasons discussed with the Hudbay Board at its prior meeting.

On March 16, 2023, CMMC announced the conclusion of its succession planning process with the appointment of Mr. Patrick Merrin as President and Chief Executive Officer effective as of April 24, 2023.

On March 27, 2023, CMMC released its consolidated financial statements and results of operations for the year ended December 31, 2022. Hudbay released its annual mineral resource and mineral reserve estimate on March 30, 2023 and CMMC released its annual mineral resource and mineral reserve estimate for the Copper Mountain Mine on March 31, 2023.

At the Hudbay Board’s regularly scheduled meeting on March 29, 2023, Hudbay’s management provided the Hudbay Board with an update on its strategy regarding reengaging with CMMC to propose a revised transaction structure that eliminated the cash component of the offer and was aligned with the parameters previously established by the Hudbay Board. The Hudbay Board indicated it was supportive of management continuing to pursue the potential transaction on the basis discussed.

On April 1, 2023, Hudbay re-engaged with CMMC and submitted a revised non-binding proposal (the “April 2023 Hudbay Proposal”) to CMMC which contemplated the acquisition of CMMC by Hudbay for consideration of 0.295 of a Hudbay Share and 0.210 of a common share purchase warrant. The implied pro forma ownership for this proposal is not included as the number of warrants that might be exercised by former CMMC shareholders cannot be determined.

On April 2, 2023 and April 3, 2023, the CMMC Special Committee met with members of senior management, CIBC and Davies in attendance. At the meeting, CIBC delivered a presentation regarding the financial terms of the April 2023 Hudbay Proposal (including its views as to the appropriate valuation methodology of the proposed consideration warrants), as well as refreshed valuation perspectives on CMMC. Following discussion and the receipt of financial and legal advice, the CMMC Special Committee determined that the strategic rationale of a possible combination between the two companies remained compelling, but that the financial terms in the April 2023 Hudbay Proposal were still not sufficiently attractive to advance a potential transaction, in part as a result of differing views on the valuation methodology of the proposed consideration warrants. Accordingly, on April 4, 2023, CMMC communicated the determination of the CMMC Special Committee to Hudbay in a written response.

On April 6, 2023, Mr. Kukielski provided a further update to the Chair of the Hudbay Board and discussed management’s recommendation to submit a revised non-binding proposal.

Following further discussion over the next few days among representatives of Hudbay and CMMC, on April 6, 2023, Hudbay submitted a further updated non-binding proposal (the “Improved April 2023 Hudbay Proposal”) to CMMC which contemplated the acquisition of CMMC by Hudbay for all-share consideration at an exchange ratio of 0.376 of a Hudbay Share for each CMMC Share, which would result in CMMC Shareholders owning approximately 24.1% of the Combined Company on a fully diluted basis.

On April 7, 2023 and April 8, 2023, the CMMC Special Committee met with members of senior management, CIBC and Davies in attendance. At these meetings, the CMMC Special Committee received presentations from CIBC with respect to the financial terms of the Improved April 2023 Hudbay Proposal and an updated analysis of the strategic benefits of the potential combination, as well as updated valuation perspectives on CMMC, including on a stand-alone and combined basis with Hudbay. Following discussion and the receipt of financial and legal advice, the CMMC Special Committee acknowledged the enhanced financial terms of the Improved April 2023 Hudbay Proposal, but determined that such terms were nonetheless still insufficiently attractive to proceed with a potential transaction with Hudbay absent further improvement. Accordingly, on April 8, 2023, CMMC delivered a written counterproposal to Hudbay requesting: (a) an exchange ratio of 0.376 of a Hudbay Share for each CMMC Share plus 0.05 of a common share purchase warrant (on equivalent terms as proposed in the April 2023 Hudbay Proposal); and (b) improvements to certain key commercial terms that remained unresolved in the February 22, 2023 draft of the Arrangement Agreement, including with respect to deal protections and the quantum of the termination fee that would be payable by each Party in certain circumstances.

On April 9, 2023, Mr. Kukielski updated the Chair of the Hudbay Board on the negotiations with CMMC, following which Hudbay submitted a “best and final” non-binding proposal (the “Final Hudbay Proposal”) to CMMC which contemplated the acquisition of CMMC by Hudbay for all-share consideration at an exchange ratio of 0.381 of a Hudbay Share for each CMMC Share, whereby CMMC Shareholders would own approximately 24.3% of the Combined Company on a fully diluted basis (as compared to approximately 18.4% of the Combined Company on a fully diluted basis based on the share exchange ratio implied by the November 2022 Hudbay Proposal). At the time of the announcement of the execution of the Arrangement Agreement, the Final Hudbay Proposal implied a value of C$2.67 per CMMC Share.

Following receipt of the Final Hudbay Proposal, on April 9, 2023, the CMMC Special Committee met with members of senior management, CIBC and Davies in attendance. At the meeting, CIBC delivered a presentation with respect to the financial terms of the Final Hudbay Proposal and Davies provided advice regarding the fiduciary duties of CMMC’s directors. Following discussion of, among other things: (a) CMMC’s stand-alone business plan and prospects and financial position and forecast; (b) the fundamental value of CMMC on a stand-alone basis; (c) the financial terms of the Final Hudbay Proposal; (d) the evolution of the financial and other terms of a potential combination with Hudbay since the Initial Hudbay Proposal; (e) the pro forma attributes and prospects of the Combined Company; and (f) the results of the efforts of CMMC to advance other strategic alternatives (including potential transactions involving each of Party A, Party B, Party C and Party D), and the receipt of financial and legal advice, the CMMC Special Committee determined that proceeding with the Final Hudbay Proposal was in the best interests of CMMC. As a result, the CMMC Special Committee directed senior management, CIBC and Davies to negotiate and settle the Arrangement Agreement and the ancillary agreements with a view to submitting the Arrangement to the CMMC Board for consideration by no later than the evening of April 12, 2023, and announcing the Arrangement by no later than the morning of April 13, 2023. At the direction of the CMMC Special Committee, Ms. Wong also contacted Origin to formalize its engagement as an independent financial advisor to provide a “long form” fairness opinion on a fixed-fee basis.

On April 9, 2023, Hudbay contacted TD Securities to engage them to provide the TD Securities Fairness Opinion.

On April 11, 2023, the Hudbay Board met to receive management’s financial analysis of the proposed transaction and to receive financial advice from Citi. Management also reviewed the strategic rationale for the transaction and presented its pro-forma financial analysis, including the forecasted accretion metrics, leverage ratios and synergies. The Hudbay Board indicated it was supportive of management continuing to negotiate the definitive documentation, with a targeted announcement of April 13, 2023.

From April 10, 2023 through April 13, 2023, Davies and Goodmans exchanged further revised drafts of the Arrangement Agreement and the related ancillary transaction agreements and participated in discussions to resolve and settle the remaining outstanding issues. During this period, the CMMC Special Committee met on three occasions with members of senior management, CIBC and Davies in attendance to receive updates on the status of negotiations with respect to the Arrangement Agreement, the related ancillary transaction agreements and any outstanding due diligence matters, and to provide instructions, as necessary.

In the evening of April 12, 2023, the CMMC Special Committee met with members of senior management, CIBC, Origin and Davies in attendance to review and consider the terms of the Arrangement Agreement and the related ancillary transaction agreements and to discuss the announcement and marketing materials. Davies provided a presentation summarizing the key terms of the Arrangement Agreement, and the questions of the CMMC Special Committee regarding the Arrangement and the Arrangement Agreement were addressed by senior management, CIBC and Davies to the satisfaction of the CMMC Special Committee. The CMMC Special Committee also provided instructions to Davies with respect to the few remaining issues in the Arrangement Agreement that remained unresolved. Thereafter, each of CIBC and Origin provided its oral opinion that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by CMMC Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the CMMC Shareholders.

Following discussion and the receipt of financial and legal advice and the CMMC Fairness Opinions, the CMMC Special Committee unanimously: (a) determined that the Arrangement is fair and reasonable to the CMMC Shareholders and in the best interests of CMMC; and (b) resolved to recommend that the CMMC Board approve the Arrangement Agreement and the Arrangement, and recommend that the CMMC Shareholders vote in favour of the Arrangement Resolution.

Immediately following the meeting of the CMMC Special Committee, the CMMC Board met to receive the report of the CMMC Special Committee and receive advice from its external financial and legal advisors. Davies provided a presentation summarizing the key terms of the Arrangement Agreement and the ancillary transaction agreements, and the questions of the CMMC Board regarding the Arrangement and the Arrangement Agreement were addressed by members of senior management, CIBC and Davies to the satisfaction of the CMMC Board. Thereafter, each of CIBC and Origin presented its financial analysis of the potential combination and provided its oral opinion that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by CMMC Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the CMMC Shareholders. After discussion and careful deliberation and consultation with its financial and legal advisors, during which the CMMC Board considered the CMMC Fairness Opinions and the recommendation of the CMMC Special Committee as well as both the benefits and risks of the potential combination and satisfied itself that the benefits of the Arrangement outweighed the risks, the CMMC Board unanimously determined that the Arrangement is fair and reasonable to the CMMC Shareholders and in the best interests of CMMC, and unanimously resolved to recommend that the CMMC Shareholders vote in favour of the Arrangement Resolution.

Also in the evening of April 12, 2023, the Hudbay Board met to consider the approval of the proposed transaction. At the meeting, TD Securities presented its oral fairness opinion, Goodmans presented the Hudbay Board with an overview of the transaction structure, including key legal considerations related to the proposed arrangement, and presented the definitive transaction documents. Citi provided the Hudbay Board with its financial advice, and the Hudbay Board reviewed the announcement and marketing materials that had been prepared by management and its advisors. After discussion and careful deliberation and consultation with its financial and legal advisors, during which the Hudbay Board considered the TD Securities Fairness Opinion, as well as both the benefits and risks of the potential combination and satisfied itself that the benefits of the Arrangement outweighed the risks, the Hudbay Board unanimously determined that the entering into of the Arrangement Agreement was in the best interests of Hudbay, and unanimously resolved to recommend that Hudbay Shareholder vote in favour of the Hudbay Resolution.

CMMC and Hudbay executed the Arrangement Agreement early in the morning of April 13, 2023 and jointly announced the Arrangement prior to the opening of trading on the TSX that morning.

Recommendation of the Hudbay Board

The Hudbay Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Arrangement Agreement, and after consulting with its financial and legal advisors, including having received and taken into account the TD Securities Fairness Opinion and such other matters as it considered necessary and relevant, including the factors set out below under the headings “Reasons for the Arrangement” and “Additional Hudbay Reasons”, has unanimously determined that the Arrangement is in the best interests of Hudbay and has authorized Hudbay to enter into the Arrangement Agreement and all related agreements.

Accordingly, the Hudbay Board has unanimously approved the Arrangement and the entering into by Hudbay of the Arrangement Agreement and unanimously recommends that the Hudbay Shareholders vote FOR the Hudbay Resolution.

Recommendation of the CMMC Special Committee

The CMMC Special Committee, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Arrangement Agreement, and after consulting with its financial and legal advisors, including having received and taken into account the CMMC Fairness Opinions and such other matters as it considered necessary and relevant, including the factors set out below under the headings “Reasons for the Arrangement” and “Additional CMMC Reasons”, unanimously determined that the Arrangement is in the best interests of CMMC and that the Arrangement is fair and reasonable to the CMMC Shareholders and has unanimously recommended to the CMMC Board that the CMMC Board approve the Arrangement and the entering into by CMMC of the Arrangement Agreement and recommend that the CMMC Shareholders vote FOR the Arrangement Resolution.

Recommendation of the CMMC Board

The CMMC Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Arrangement Agreement, and after consulting with its financial and legal advisors, including having received and taken into account the CMMC Fairness Opinions, the unanimous recommendation of the CMMC Special Committee and such other matters as it considered necessary and relevant, including the factors set out below under the headings “Reasons for the Arrangement” and “Additional CMMC Reasons”, unanimously determined that the Arrangement is in the best interests of CMMC and that the Arrangement is fair and reasonable to the CMMC Shareholders.

Accordingly, the CMMC Board has unanimously approved the Arrangement and the entering into by CMMC of the Arrangement Agreement and unanimously recommends that the CMMC Shareholders vote FOR the Arrangement Resolution.

Reasons for the Arrangement

In making their respective recommendations, the Hudbay Board and the CMMC Board reviewed and considered a number of factors relating to the Arrangement, including those listed below, with the benefit of advice from their respective senior management teams and financial and legal advisors and, in the case of the CMMC Board, input from, and the unanimous recommendation of, the CMMC Special Committee. The following is a summary of the principal reasons for the respective recommendations of the Hudbay Board and the CMMC Board:

•

Creates a Leading Intermediate Copper-Focused Producer with Enhanced Scale. The Combined Company will have a larger-scale platform backed by three long-life operating mines with exploration and expansion upside, three large-scale development projects and one of the largest mineral resource bases among intermediate copper producers.

•	Increased Diversification in Tier-One Mining Jurisdictions. The Combined Company will have a geographically balanced portfolio in tier-one mining jurisdictions (Peru, Canada and the United States).

•

Access to Efficiencies and Synergies. The combination of Hudbay and CMMC creates a unique opportunity to apply Hudbay’s operating efficiency practices to the Copper Mountain Mine. The Combined Company is expected to generate an estimated $30 million per year of operating efficiencies and corporate synergies after three years. [3]

•

Provides the Financial Strength to Deleverage While Investing in Growth Projects. The Combined Company will be well-positioned for accelerated deleveraging in the near-term from increased diversification of cash flows and enhanced exposure to rising copper prices. The increased financial strength of the Combined Company is expected to provide enhanced financial flexibility to maximize value from a larger organic growth pipeline by more efficiently allocating capital to projects that yield the highest risk-adjusted returns. The Combined Company’s greater cash flow generation and strong balance sheet also will enhance the Combined Company’s ability to advance brownfield expansion opportunities and prudently develop Hudbay’s Copper World project in Arizona, which is expected to deliver meaningful growth to the Combined Company.

•	Valuation Re-rating Potential. The strategic and financial benefits from the Arrangement are expected to position the Combined Company for a valuation re-rating.

•

Enhanced Leadership Team and Board of Directors. The Combined Company will be comprised of an experienced senior executive team that has a wealth of industry knowledge and complementary expertise in developing and operating open pit and underground copper mines. Following closing of the Arrangement, the Hudbay Board will include two directors from the CMMC Board, and the management team of Hudbay is expected to include select members from the management team of CMMC.

•

Comprehensive Arm’s Length Negotiations. The terms of the Arrangement Agreement and the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of Hudbay’s and CMMC’s respective financial and legal advisors.

•

Shareholder and Court Approval. The Arrangement is subject to the following shareholder and court approvals, which protect Hudbay Shareholders and CMMC Shareholders, and confirms that that Arrangement treats all stakeholders of Hudbay and CMMC equitably and fairly:

•

The Arrangement Resolution must be approved by (a) at least two-thirds of the votes cast by CMMC Shareholders present virtually or represented by proxy at the CMMC Meeting, and (b) a simple majority of the votes cast by CMMC Shareholders present virtually or represented by proxy at the CMMC Meeting, excluding the votes required to be excluded by MI 61-101, as described under “Securities Law Matters – Interests of Certain Persons in the Arrangement – Multilateral Instrument 61-101”.

[3]	Pre-tax annual synergies achieved over the course of three years.

•	The Hudbay Resolution must be approved by at least a simple majority of the votes cast by Hudbay Shareholders present virtually or represented by proxy at the Hudbay Meeting.

•

The Arrangement is subject to a determination of the Court that the terms and conditions of the Arrangement are fair and reasonable, both procedurally and substantively, to the rights and interests of CMMC Shareholders and other affected persons.

•

Competition Act Approval. The likelihood being very high that the transaction would receive the Competition Act Approval under applicable Laws (such Competition Act Approval was received on May 8, 2023 as expected), and the fact that no other regulatory approvals are required.

•

Ability to Close. Each of Hudbay and CMMC is committed to completing the Arrangement and anticipates that the Parties will be able to complete the Arrangement, which is subject only to typical closing conditions for a transaction of this nature, within a reasonable time and in any event prior to the Outside Date.

•

Superior Proposals. The Arrangement Agreement permits the Hudbay Board and the CMMC Board, in the exercise of their respective fiduciary duties, to respond, prior to the Hudbay Meeting and the CMMC Meeting, respectively, to certain unsolicited Acquisition Proposals that are or could reasonably be expected to be more favourable, from a financial point of view, to Hudbay Shareholders or CMMC Shareholders, as the case may be, than the Arrangement.

•

Support of Directors and Senior Officers. Directors and certain senior officers of Hudbay and CMMC have entered into the Hudbay Support and Voting Agreements and the CMMC Support and Voting Agreements, respectively, pursuant to which they have agreed, among other things and subject to the terms and conditions of thereof, to vote their Hudbay Shares in favour of the Hudbay Resolution and to vote their CMMC Shares in favour of the Arrangement Resolution, as applicable.

See “Information Concerning Hudbay Following the Arrangement” for further information concerning Hudbay following completion of the Arrangement.

Additional Hudbay Reasons

In addition to the factors listed above in “Reasons for the Arrangement”, the Hudbay Board also considered and relied upon the following factors in making its unanimous recommendation to Hudbay Shareholders to vote FOR the Hudbay Resolution:

•

Participation in Future Growth. Hudbay Shareholders will participate in future increases in the value of the Combined Company and the opportunities associated with the Combined Company’s assets and properties. Following completion of the Arrangement, Current Hudbay Shareholders are expected to own approximately 76% of the Hudbay Shares in the Combined Company (on a non-diluted basis) based on the number of Hudbay Shares and CMMC Shares issued and outstanding as of April 12, 2023 (the business day immediately prior to the announcement of the Arrangement).

•

TD Securities Fairness Opinion. The TD Securities Fairness Opinion provided to the Hudbay Board to the effect that, as of April 12, 2023 and based upon the assumptions, limitations and qualifications set out therein, the Consideration to be paid by Hudbay to the CMMC Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Hudbay.

•	Advice from Citi. Hudbay engaged Citi to provide financial advice in connection with the Arrangement and the Hudbay Board relied on such advice in its assessment of the Arrangement.

•

Review by Hudbay Board. The terms of the Arrangement are the result of a comprehensive due diligence and negotiation process, undertaken with the oversight and participation of Hudbay’s legal counsel, and in the judgment of the Hudbay Board relying on financial, legal and other advisors and discussions with management and their review of the TD Securities Fairness Opinion, the Exchange Ratio and the Consideration to be paid to the CMMC Shareholders is fair from a financial point of view to Hudbay.

•	Other Factors. The Hudbay Board considered the Arrangement and Hudbay’s competitive position within the industry against the standalone Hudbay portfolio and with reference to other alternatives.

In making its determinations and recommendations with respect to the Arrangement, the Hudbay Board also considered a number of potential risks and potential negative factors, which the Hudbay Board concluded were outweighed by the positive substantive and procedural factors of the Arrangement described above, including the following:

•

the risks to Hudbay if the Arrangement is not completed, including the costs to Hudbay in pursuing the Arrangement, the significant attention required of management to implement the Arrangement, restrictions on the conduct of Hudbay’s business prior to completion of the Arrangement, and the potential impact on Hudbay’s current business operations and relationships (including with current and prospective employees, customers, distributors, suppliers and partners);

•	conditions to CMMC’s obligation to complete the Arrangement and the right of CMMC to terminate the Arrangement Agreement under certain circumstances;

•

the limitations contained in the Arrangement Agreement on Hudbay’s ability to solicit interest from third parties and the fact that if the Arrangement Agreement is terminated under certain circumstances, Hudbay must pay the Hudbay Termination Payment to CMMC; and

•	the change of control entitlements of CMMC Executives, as discussed in “Securities Law Matters—Interests of Certain Persons in the Arrangement – Termination and Change of Control Payments”.

The foregoing summary of the information and factors considered by the Hudbay Board is not intended to be exhaustive but includes the material information and factors considered by the Hudbay Board in its consideration of the Arrangement. Due to the wide variety of factors and information considered in connection with its evaluation of the Arrangement, the Hudbay Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching its conclusions and recommendation. In addition, individual members of the Hudbay Board may have given different weight to various factors or items of information.

The Hudbay Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Joint Management Information Circular – Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”.

Additional CMMC Reasons

In addition to the factors listed above in “Reasons for the Arrangement”, the CMMC Board also considered and relied upon the following factors in making its unanimous recommendation to CMMC Shareholders to vote FOR the Arrangement Resolution:

•

Participation in a Leading Intermediate Copper Producer. Following completion of the Arrangement, CMMC Shareholders will own approximately 24% of the Combined Company (on a non-diluted basis) based on the number of Hudbay Shares and CMMC Shares issued and outstanding as of April 12, 2023 (the business day immediately prior to the announcement of the Arrangement). This provides CMMC Shareholders with meaningful ownership in the Combined Company that will, on completion of the Arrangement, be the third largest copper producer in Canada. This will provide CMMC Shareholders with the opportunity to participate in future increases in the value of the Combined Company and the opportunities and synergies associated with the Combined Company’s assets and properties. The meaningful ownership interest in the Combined Company is expected to provide a number of strategic benefits to CMMC Shareholders as compared to CMMC as a standalone entity:

•

Increased scale and enhanced portfolio. With three long-life operating mines with exploration and expansion upside, three large-scale development projects and one of the largest mineral resource bases among intermediate copper producers, the Combined Company effectively addresses the risks associated with CMMC’s dependence on a single asset.

•

Exposure to a diversified asset base. In addition to Canada, through the Combined Company, CMMC Shareholders will also gain exposure to another top-tier mining jurisdiction in Peru, as well as a geographically balanced portfolio with approximately 55% of net asset value estimated to be from North American assets and 45% of net asset value estimated to be from South American assets (based on analyst consensus estimates).

•

Increased production at lower cost. The Combined Company has an expected 2023 copper production of more than 150,000 tonnes, which represents an increase of approximately 270% over CMMC’s 2023 expected copper production, and is further complemented by meaningful gold production. The Combined Company would also benefit from its expected position in the second quartile of the copper cost curve, [4] which represents a decrease of approximately 50% as compared to CMMC’s 2023 cash cost profile on a standalone basis.

•

Improved capital allocation profile for growth opportunities. The Combined Company’s greater cash flow generation and strong balance sheet will enable CMMC Shareholders to benefit from attractive risk-adjusted growth from brownfield expansions and greenfield growth opportunities within the enhanced combined portfolio.

•

Improved Trading Liquidity and Enhanced Capital Markets Profile. With a market capitalization of approximately C$2.4 billion (on a fully-diluted basis, based on the closing prices of Hudbay Shares and CMMC Shares on the TSX on April 12, 2023, the last trading day prior to the announcement of the Arrangement), the Combined Company will have a significantly greater market capitalization and greater trading liquidity than CMMC would on a stand-alone basis.

[4]	Based on Wood Mackenzie’s 2023 by-product C1 copper cost curve (Q4 2022 dataset).

•

CMMC Shareholders Receive an Immediate Premium. The Consideration to be received by CMMC Shareholders represents a premium of approximately 23% based on the 10-day volume-weighted average price of the Hudbay Shares and CMMC Shares on the TSX on April 12, 2023, the last trading day prior to the announcement of the Arrangement.

•

CIBC Fairness Opinion. The CIBC Fairness Opinion provided to the CMMC Board, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the Consideration to be received by the CMMC Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the CMMC Shareholders.

•

Origin Fairness Opinion. The Origin Fairness Opinion provided to the CMMC Special Committee and the CMMC Board, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the Consideration to be received by the CMMC Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the CMMC Shareholders. None of the fees payable to Origin are contingent on completion of the Arrangement.

•

Role of Special Committee. The Arrangement was reviewed and evaluated by the CMMC Special Committee, comprised of members of the CMMC Board who are independent of Hudbay and of management of CMMC. In addition, the terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the participation of CMMC’s financial and legal advisors. After consulting with its financial and legal advisors, including having received and taken into account the CMMC Fairness Opinions and such other matters as it considered necessary and relevant, the CMMC Special Committee unanimously determined that the Arrangement is in the best interests of CMMC and that the Arrangement is fair and reasonable to the CMMC Shareholders and has unanimously recommended to the CMMC Board that the CMMC Board approve the Arrangement and the entering into by CMMC of the Arrangement Agreement and recommend that the CMMC Shareholders vote in favour of the Arrangement Resolution.

•

Consideration of Strategic Alternatives. The CMMC Board has periodically reviewed a range of strategic alternatives for creating shareholder value and, in the ordinary course of business, has had regular engagement with several industry peers exploring potential opportunities, including considering other potential transactions. In 2022 and early 2023, CMMC provided due diligence access in connection with a potential change of control transaction to four prospective counterparties (excluding Hudbay), but either did not receive a formal proposal or did not receive a compelling offer, and determined with the benefit of input from the CMMC Special Committee and its financial and legal advisors that the Arrangement was in the best interests of CMMC and the CMMC Shareholders over the long term. See “The Arrangement – Background to the Arrangement”. The opportunity to combine CMMC with Hudbay to create a leading intermediate copper producer is a compelling one and is expected to provide various opportunities to create sustained, long-term value for CMMC Shareholders while maintaining significant exposure to copper.

•

Dissent Rights. Any registered CMMC Shareholders entitled to vote on the Arrangement may exercise Dissent Rights and is entitled to be paid fair value for its CMMC Shares as determined by a Court, subject to strict compliance with all requirements applicable to the exercise of Dissent Rights. See “Dissenting Shareholder Rights”.

•

Reciprocal terms of the Arrangement Agreement. Key terms of the Arrangement Agreement, including non-solicitation covenants, termination fee amounts and triggers, are reciprocal between CMMC and Hudbay.

•

Reasonable termination payment. The CMMC Board determined that the C$22 million CMMC Termination Payment, which is payable in certain circumstances described under “The Arrangement Agreement – Termination of the Arrangement Agreement”, is reasonable. In the view of the CMMC Board, the CMMC Termination Payment would not preclude a third party from potentially making a CMMC Superior Proposal.

•

Tax Deferred Roll-Over. The exchange of CMMC Shares for Hudbay Shares pursuant to the Arrangement will generally be a tax-deferred transaction for Canadian federal income tax purposes for CMMC Shareholders who are resident in Canada and who do not elect to report a capital gain or loss on their Canadian federal income tax return in respect of the Arrangement, subject to the assumptions, qualifications and discussion under the heading “Certain Canadian Federal Income Tax Considerations”. The exchange of CMMC Shares for Hudbay Shares pursuant to the Arrangement is also intended to be treated as part of a tax-deferred “reorganization” within the meaning of Section 368 of the U.S. Tax Code. If such exchange qualifies as part of a reorganization, gain or loss generally would not be recognized by U.S. Holders for U.S. federal income tax purposes on their receipt of Hudbay Shares in exchange for CMMC Shares pursuant to the Arrangement, subject to the assumptions, qualifications and discussion under the heading “Certain United States Federal Income Tax Considerations”.

•

Other Factors. The CMMC Board also considered the Arrangement with reference to the financial condition and results of operations of CMMC, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and pursuing those alternatives in light of current market conditions, CMMC’s financial position, and operational challenges that affected the Copper Mountain Mine in 2022. The CMMC Board also considered the financial condition and results of operations of Hudbay, as well as its growth prospects, including the risks involved in achieving those prospects in light of the recent period of political instability in Peru.

In making its determinations and recommendations with respect to the Arrangement, the CMMC Board also considered a number of potential risks and potential negative factors, which the CMMC Board concluded were outweighed by the positive substantive and procedural factors of the Arrangement described above, including the following:

•

the risks to CMMC if the Arrangement is not completed, including the costs to CMMC in pursuing the Arrangement, the significant attention required of management to implement the Arrangement, restrictions on the conduct of CMMC’s business prior to completion of the Arrangement, and the potential impact on CMMC’s current business operations and relationships (including with current and prospective employees, customers, distributors, suppliers and partners);

•	conditions to Hudbay’s obligation to complete the Arrangement and the right of Hudbay to terminate the Arrangement Agreement in certain circumstances; and

•

the limitations in the Arrangement Agreement on CMMC’s ability to solicit interest from third parties, as mitigated by the provisions in the Arrangement Agreement that allow CMMC to engage in discussions or negotiations regarding any unsolicited Acquisition Proposal received prior to the approval of the Arrangement Resolution by CMMC Shareholders that constitutes or could reasonably be expected to constitute or lead to a CMMC Superior Proposal.

The foregoing summary of the information and factors considered by the CMMC Board is not intended to be exhaustive but includes the material information and factors considered by the CMMC Board in its consideration of the Arrangement. Due to the wide variety of factors and information considered in connection with its evaluation of the Arrangement, the CMMC Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching its conclusions and recommendation. In addition, individual members of the CMMC Board may have given different weight to various factors or items of information.

The CMMC Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Joint Management Information Circular – Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”.

CMMC Fairness Opinions

Origin Fairness Opinion

Origin Merchant Partners (“Origin”) was retained by the CMMC Special Committee to act as its independent financial advisor in connection with the Arrangement. The engagement includes providing the CMMC Special Committee with financial advisory services related to the Arrangement, including providing an opinion as to the fairness, from a financial point of view, of the Consideration to the CMMC Shareholders.

At a meeting of the CMMC Special Committee held on April 12, 2023, Origin orally delivered its opinion to the CMMC Special Committee and the CMMC Board, which was subsequently confirmed in writing, to the effect that, as at the date thereof and based upon the assumptions, limitations and qualifications set out therein, the Consideration to be received by CMMC Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the CMMC Shareholders. The full text of the Origin Fairness Opinion, setting out, among other things, the scope of review, assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Origin Fairness Opinion, is attached as Appendix H to this Circular. This summary of the Origin Fairness Opinion is qualified in its entirety by reference to the full text of the opinion.

Pursuant to the terms of its engagement letter with Origin dated April 10, 2023, CMMC agreed to pay Origin a fixed engagement fee and a fixed fee for rendering the Origin Fairness Opinion (none of which are contingent upon the conclusions reached in the Origin Fairness Opinion or the completion of the Arrangement). CMMC has also agreed to reimburse Origin for its reasonable out-of-pocket expenses incurred in connection with its services and to indemnify Origin against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement.

The Origin Fairness Opinion was prepared at the request of and for the information and assistance of the CMMC Special Committee in connection with its consideration of the Arrangement. The Origin Fairness Opinion is not a recommendation to any CMMC Shareholder as to how to vote on the Arrangement Resolution or act on any matter relating to the Arrangement or a recommendation to the CMMC Special Committee to enter into the Arrangement Agreement. The Origin Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to CMMC or in which CMMC might engage or as to the underlying business decision of CMMC to proceed with or effect the Arrangement. The Origin Fairness Opinion is only one factor that was taken into consideration by the CMMC Special Committee in making its unanimous recommendation to the CMMC Board that the CMMC Board determine that the Arrangement is in the best interest of CMMC and that the Consideration is fair to the CMMC Shareholders, that the CMMC Board authorize CMMC to enter into the Arrangement Agreement and all related agreements and recommend that CMMC Shareholders vote in favour of the Arrangement Resolution. See “The Arrangement – Reasons for the Arrangement” and “The Arrangement – Additional CMMC Reasons”. Neither Origin nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in applicable Canadian Securities Laws) of Hudbay or CMMC or any of their respective associates or affiliates.

The CMMC Special Committee and the CMMC Board urges CMMC Shareholders to review the Origin Fairness Opinion carefully and in its entirety. See Appendix H of this Circular.

CIBC Fairness Opinion

CIBC World Markets Inc. (“CIBC”) was retained by CMMC to act as its financial advisor in connection with the Arrangement. The engagement includes providing CMMC with financial advisory services related to the Arrangement, including providing an opinion as to the fairness of the Consideration to be received by CMMC Shareholders pursuant to the Arrangement Agreement, from a financial point of view, to CMMC Shareholders.

At a meeting of the CMMC Board held on April 12, 2023, CIBC orally delivered its opinion to the CMMC Special Committee and the CMMC Board, which was subsequently confirmed in writing to the CMMC Board, to the effect that, as at the date thereof and based upon the assumptions, limitations and qualifications set out therein, the Consideration to be received by CMMC Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to CMMC Shareholders. The full text of the CIBC Fairness Opinion, setting out, among other things, the scope of review, assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the CIBC Fairness Opinion, is attached as Appendix I to this Circular. This summary of the CIBC Fairness Opinion is qualified in its entirety by reference to the full text of the opinion.

Pursuant to the terms of its engagement letter with CIBC dated effective September 14, 2022, CMMC agreed to pay CIBC a fixed fee upon CMMC entering into the Arrangement Agreement, a fixed fee for rendering the CIBC Fairness Opinion (which is not contingent on the conclusions reached in the CIBC Fairness Opinion or the completion of the Arrangement), and an additional fee that is contingent on completion of the Arrangement. CMMC has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses incurred in connection with its services and to indemnify CIBC against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement.

The CIBC Fairness Opinion was prepared at the request of and for the information and assistance of the CMMC Board in connection with its consideration of the Arrangement. The CIBC Fairness Opinion is not a recommendation to any CMMC Shareholder as to how to vote on the Arrangement Resolution or act on any matter relating to the Arrangement or a recommendation to the CMMC Board to enter into the Arrangement Agreement. The CIBC Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to CMMC or in which CMMC might engage or as to the underlying business decision of CMMC to proceed with or effect the Arrangement. The CIBC Fairness Opinion is only one factor that was taken into consideration by the CMMC Board in approving the terms of the Arrangement Agreement and all related agreements and making its unanimous determination that the Arrangement is in the best interests of CMMC and that the Consideration is fair to the CMMC Shareholders and to recommend that the CMMC Shareholders vote in favour of the Arrangement Resolution. See “The Arrangement – Reasons for the Arrangement” and “The Arrangement – Additional CMMC Reasons”. Neither CIBC nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in applicable Canadian Securities Laws) of Hudbay or CMMC or any of their respective associates or affiliates.

The CMMC Board urges CMMC Shareholders to review the CIBC Fairness Opinion carefully and in its entirety. See Appendix I of this Circular.

Hudbay Fairness Opinion

TD Securities Fairness Opinion

TD Securities was retained by Hudbay to act as one of its financial advisors in connection with the Arrangement. The engagement includes providing Hudbay with financial advisory services related to the Arrangement, including providing an opinion as to the fairness, from a financial point of view, to Hudbay, of the Consideration to be paid by Hudbay to the CMMC Shareholders pursuant to the Arrangement.

At a meeting of the Hudbay Board held on April 12, 2023, TD Securities orally delivered its opinion to the Hudbay Board, which was subsequently confirmed in writing, that, as at the date thereof and based upon the assumptions, limitations and qualifications set out therein, the Consideration to be paid pursuant to the Arrangement by Hudbay is fair, from a financial point of view, to Hudbay. The full text of the TD Securities Fairness Opinion, setting out, among other things, the scope of review, assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the TD Securities Fairness Opinion, is attached as Appendix J to this Circular. This summary of the TD Securities Fairness Opinion is qualified in its entirety by reference to the full text of the opinion and Hudbay Shareholders are urged to read the TD Securities Fairness Opinion in its entirety.

Pursuant to the terms of its engagement letter with TD Securities dated effective April 11, 2023, Hudbay agreed to pay TD Securities fees for its services as a financial advisor, including a fixed fee for presenting its preliminary indications of value to the Hudbay Board, a fixed fee for rendering the TD Securities Fairness Opinion (which is not contingent on the substance of or conclusions reached in the TD Securities Fairness Opinion or the completion of the Arrangement), and a fixed fee if TD Securities is required to provide a revised fairness opinion. Hudbay has also agreed to reimburse TD Securities for its reasonable out-of-pocket expenses incurred in connection with its services and to indemnify TD Securities against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement.

The TD Securities Fairness Opinion was prepared at the request of and for the information and assistance of the Hudbay Board in connection with its consideration of the Arrangement. The TD Securities Fairness Opinion is not a recommendation to any Hudbay Shareholder as to how to vote on the Hudbay Resolution or act on any matter relating to the Arrangement. The TD Securities Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Hudbay or in which Hudbay might engage or as to the underlying business decision of Hudbay to proceed with or effect the Arrangement. The TD Securities Fairness Opinion is only one factor that was taken into consideration by the Hudbay Board in approving the terms of the Arrangement Agreement and the Plan of Arrangement and making its unanimous determination that the Arrangement is in the best interests of Hudbay and to recommend that the Hudbay Shareholders vote in favour of the Hudbay Resolution. See “The Arrangement – Reasons for the Arrangement” and “The Arrangement – Additional Hudbay Reasons”. Neither TD Securities nor any of it affiliates is an insider, associate or affiliate (as such terms are defined in applicable Canadian Securities Laws) of Hudbay or CMMC or any of their respective associates or affiliates.

The Hudbay Board urges Hudbay Shareholders to review the TD Securities Fairness Opinion carefully and in its entirety. See Appendix J of this Circular.

Support and Voting Agreements

CMMC has entered into Hudbay Support and Voting Agreements with the directors and senior officers of Hudbay, pursuant to which the Hudbay Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the Hudbay Support and Voting Agreements, to vote their Hudbay Shares in favour of the Hudbay Resolution to approve the issuance of Hudbay Shares in connection with the Arrangement. As at the Hudbay Record Date, the Hudbay Supporting Shareholders collectively beneficially owned or exercised control or direction over 723,833 Hudbay Shares, representing approximately 0.28% of the issued and outstanding Hudbay Shares.

The Hudbay Support and Voting Agreements establish, among other things, the agreement of the Hudbay Supporting Shareholders party thereto to: (a) vote their Hudbay Shares (i) in favour of the approval, consent, ratification and adoption of the Hudbay Resolution and any other matter necessary for the consummation of the Arrangement, and (ii) against any resolution, action, proposal, transaction or agreement proposed by any other Person, that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement, or delay or interfere with the completion of the Arrangement; and (b) not (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of their Hudbay Shares to any Person, other than pursuant to the Arrangement Agreement, or (ii) agree to take any of the foregoing actions.

The Hudbay Support and Voting Agreements automatically terminate upon the earliest to occur of: (a) the Effective Time; (b) the date on which the Arrangement Agreement is terminated in accordance with its terms; (c) the date on which, without consent of the Hudbay Supporting Shareholder, the terms of the Arrangement Agreement are varied in a manner that is materially adverse to the Hudbay Supporting Shareholder (other than an increase in the Consideration payable pursuant to the Arrangement); and (d) the Outside Date.

Hudbay has entered into CMMC Support and Voting Agreements with the directors and certain senior officers of CMMC, pursuant to which the CMMC Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the CMMC Support and Voting Agreements, to vote their CMMC Shares in favour of the Arrangement Resolution to approve the Arrangement. As at the CMMC Record Date, the CMMC Supporting Shareholders collectively beneficially owned or exercised control or direction over 7,886,800 CMMC Shares, representing approximately 3.68% of the issued and outstanding CMMC Shares.

The CMMC Support and Voting Agreements establish, among other things, the agreement of the CMMC Supporting Shareholders party thereto to: (a) vote their CMMC Shares (i) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement, and (ii) against any resolution, action, proposal, transaction or agreement proposed by any other Person, that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement, or delay or interfere with the completion of the Arrangement; (b) not exercise any rights of dissent or rights of appraisal in connection with the Arrangement; and (c) not (i) Transfer, or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of their CMMC Shares to any Person, other than pursuant to the Arrangement Agreement, or (ii) agree to take any of the foregoing actions.

The Hudbay Support and Voting Agreements automatically terminate upon the earliest to occur of: (a) the Effective Time; (b) the date on which the Arrangement Agreement is terminated in accordance with its terms; (c) the date Hudbay, without consent of the Hudbay Supporting Shareholder, decreases the Consideration payable pursuant to the Arrangement (provided that a decrease in the trading price of the Hudbay Shares will not constitute a decrease in the Consideration) or the terms of the Arrangement Agreement are varied in a manner that is materially adverse to the CMMC Supporting Shareholder; and (d) the Outside Date.

The Hudbay Supporting Shareholders and the CMMC Supporting Shareholders are bound under the Hudbay Support and Voting Agreements and CMMC Support and Voting Agreements, respectively, solely in their capacity as securityholders. Nothing in the Hudbay Support and Voting Agreements and the CMMC Support and Voting Agreements limit or restrict any actions of the Hudbay Supporting Shareholders and CMMC Supporting Shareholders, respectively, from any actions taken by them in their capacity as a director and/or officer of Hudbay or CMMC, as applicable, or limit in any way whatsoever the exercise of fiduciary duties as a director or officer of Hudbay or CMMC, as applicable.

The foregoing is a summary of the material terms of the Support and Voting Agreements and is subject to, and qualified in its entirety by, the full text of the Support and Voting Agreements, the forms of which have been filed under Hudbay’s and CMMC’s their respective issuer profiles on SEDAR at www.sedar.com and under Hudbay’s issuer profile on EDGAR at www.sec.gov.

Arrangement Mechanics

The following description of the Plan of Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix E to this Circular.

The purpose of the Arrangement is to effect the combination of the businesses of Hudbay and CMMC. Pursuant to the Arrangement Agreement, Hudbay and CMMC have agreed to complete the Arrangement pursuant to which, among other things, Hudbay will acquire all of the issued and outstanding CMMC Shares. Upon completion of the Arrangement, CMMC will be an indirect wholly-owned Subsidiary of Hudbay.

If the Hudbay Resolution is approved at the Hudbay Meeting, the Arrangement Resolution is approved at the CMMC Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing and effective as at the Effective Time, which is expected to be at 12:01 a.m. (Vancouver time), but may be such other time as CMMC and Hudbay agree in writing and prior to the Effective Time, on the Effective Date which is expected to occur in late June 2023. Commencing and effective as at the Effective Time, each of the events set out below shall occur and shall be deemed to occur sequentially in the following order, with each such step after the first occurring five minutes after the preceding step (except where otherwise indicated), without any further authorization, act or formality on the part of any Person:

1.

Notwithstanding any vesting or exercise or other provisions to which a CMMC Phantom Option might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the grant agreement), each CMMC Phantom Option will be deemed to be fully vested on the Effective Date and will, without any further action by or on behalf of a holder, be transferred and assigned by the holder thereof, free and clear of any Liens, to CMMC, and the holder thereof will be entitled to receive in exchange therefor a cash payment from CMMC equal to (A) the aggregate CMMC Phantom Option Value of the holder’s CMMC Phantom Options, less (B) the Applicable Withholdings (which Applicable Withholdings will be remitted to the applicable Governmental Entity on behalf of the holder), whereupon the name of such CMMC Phantom Option holder will be removed from the register of CMMC Phantom Options maintained by Copper Mountain Mine (BC) Ltd., and each CMMC Phantom Option will immediately be cancelled and all agreements relating to the CMMC Phantom Options will be terminated and will be of no further force and effect;

2.

Notwithstanding any vesting or exercise or other provisions to which a CMMC Phantom RSU might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the CMMC Phantom RSU Plan), each CMMC Phantom RSU will be deemed to be fully vested on the Effective Date and will, without any further action by or on behalf of a holder, be transferred and assigned by the holder thereof, free and clear of any Liens, to CMMC, and the holder thereof will be entitled to receive in exchange therefor a cash payment from CMMC, or a Subsidiary thereof, equal to (A) the aggregate CMMC Phantom RSU Value of the holder’s CMMC Phantom RSUs, less (B) the Applicable Withholdings (which Applicable Withholdings will be remitted to the applicable Governmental Entity on behalf of the holder), whereupon the name of such CMMC Phantom RSU holder will be removed from the register of CMMC Phantom RSUs maintained by Copper Mountain Mine (BC) Ltd., and the CMMC Phantom RSU Plan, and each CMMC Phantom RSU will immediately be cancelled and all agreements relating to the CMMC Phantom RSUs will be terminated and will be of no further force and effect.

3.

Notwithstanding any vesting or exercise or other provisions to which a CMMC RSU might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the CMMC RSU Plan or the CMMC LTIP, as applicable), each CMMC RSU will be deemed to be fully vested on the Effective Date and will, without any further action by or on behalf of a holder, be transferred and assigned by the holder thereof, free and clear of any Liens, to CMMC, and the holder thereof will be entitled to receive in exchange therefor and CMMC will issue in settlement of the holder’s CMMC RSUs that number of CMMC Shares to which the holder would otherwise be entitled to receive under the CMMC RSU Plan in respect of each CMMC RSU, whereupon the name of such

CMMC RSU holder will be removed from the register of CMMC RSUs maintained by CMMC, and the CMMC RSU Plan, and each CMMC RSU will immediately be cancelled and all agreements relating to the CMMC RSUs will be terminated and will be of no further force and effect, and the holder will be and will be deemed to be the holder of that number of CMMC Shares issued herein.

4.

Notwithstanding any vesting or exercise or other provisions to which a CMMC DSU might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the CMMC DSU Plan), each CMMC DSU will, without any further action by or on behalf of a holder, be deemed to be fully vested on the Effective Date and will be transferred and assigned by the holder thereof, free and clear of any Liens, to CMMC, and the holder thereof will be entitled to receive in exchange therefor a cash payment from CMMC equal to (A) the aggregate CMMC DSU Value of the holder’s CMMC DSUs, less (B) the Applicable Withholdings (which Applicable Withholdings will be remitted to the applicable Governmental Entity on behalf of the holder), whereupon the name of such CMMC DSU holder will be removed from the register of CMMC DSUs maintained by CMMC, and the CMMC DSU Plan and each CMMC DSU will immediately be cancelled and all agreements relating to the CMMC DSUs will be terminated and will be of no further force and effect.

5.

Notwithstanding any vesting or exercise or other provisions to which a CMMC PSU might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the CMMC PSU Plan or the CMMC LTIP, as applicable), each CMMC PSU will, without any further action by or on behalf of a holder, be deemed to be fully vested on the Effective Date and will be transferred and assigned by the holder thereof, free and clear of any Liens, to CMMC, the Adjustment Factor or the Performance Multiplier, as applicable, will be deemed to be 100%, and the holder thereof will be entitled to receive in exchange therefor and CMMC will issue in settlement of the holder’s CMMC PSUs that number of CMMC Shares to which the holder would otherwise be entitled to receive under the CMMC PSU Plan in respect of each CMMC PSU, whereupon the name of such CMMC PSU holder will be removed from the register of CMMC PSUs maintained by CMMC, and the CMMC PSU Plan and the CMMC LTIP and each CMMC PSU will immediately be cancelled and all agreements relating to the CMMC PSUs will be terminated and will be of no further force and effect, and the holder will be and will be deemed to be the holder of that number of CMMC Shares issued herein.

6.

Each Dissent Share shall be transferred and assigned by the holder thereof without any further act or formality on its part, free and clear of all Liens, to Hudbay in accordance with, and for the consideration contemplated in the Plan of Arrangement, and:

(i)

such Dissenting Shareholder will cease to be the registered holder of each such Dissent Share and the name of such registered holder will be, and will be deemed to be, removed from the register of the CMMC Shareholders in respect of each such Dissent Share, and at such time each Dissenting Shareholder will have only the rights set out in the Plan of Arrangement;

(ii)

such Dissenting Shareholder will be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Dissent Share; and

(iii)	Hudbay will be the holder of all of the outstanding Dissent Shares, free and clear of all Liens, and the central securities register of CMMC will be revised accordingly.

7.

Each CMMC Shareholder, other than Hudbay and a Dissenting Shareholder but including those holders that were issued CMMC Shares under paragraphs 3 and 5 above, will transfer and assign their CMMC Shares, free and clear of any Liens, to Hudbay in exchange for the Consideration for each such CMMC Share transferred, and in respect of the CMMC Shares transferred:

(i)

the registered holder thereof will cease to be, and will be deemed to cease to be, the registered holder of each such CMMC Share and the name of such registered holder will be removed from the register of CMMC Shareholders; and

(ii)

the registered holder thereof will be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such CMMC Share, and Hudbay will be the holder of all of the outstanding CMMC Shares, free and clear of all Liens, and the central securities register of the CMMC will be revised accordingly.

8.

Notwithstanding any vesting or exercise or other provisions to which a CMMC Option might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the CMMC Option Plan), each CMMC Option outstanding immediately prior to the Effective Time will, without any further action by or on behalf of a holder, be exchanged for a Hudbay Replacement Option exercisable to purchase from Hudbay the number of Hudbay Shares equal to the product of (A) the number of CMMC Shares subject to the CMMC Option immediately before the Effective Time multiplied by (B) the Exchange Ratio (provided that if the foregoing would result in the issuance of a fraction of a Hudbay Share on any particular exercise of Hudbay Replacement Options, then the number of Hudbay Shares otherwise issued will be rounded down to the nearest whole number of Hudbay Shares). The exercise price per Hudbay Share subject to any such Hudbay Replacement Option will be an amount equal to the quotient of (X) the exercise price per CMMC Share underlying the exchanged CMMC Option immediately prior to the Effective Time divided by (Y) the Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of Hudbay Replacement Options will be rounded up to the nearest whole cent). It is intended that (i) the provisions of subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of options and (ii) such exchange of options be treated as other than the grant of a new stock right or a change in the form of payment pursuant to section 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Hudbay Replacement Option will be adjusted such that the In-The-Money Value of the Hudbay Replacement Option immediately after the exchange does not exceed the In-The-Money Value of the CMMC Option for which it was exchanged immediately before the exchange. All terms and conditions of a Hudbay Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the CMMC Option for which it was exchanged, and will be governed by the terms of the applicable CMMC Option Plan and any document evidencing a CMMC Option will thereafter evidence and be deemed to evidence such Hudbay Replacement Option.

9.

Notwithstanding any vesting or exercise or other provisions to which a Hudbay Replacement Option might otherwise be subject, each Hudbay Replacement Option will be deemed to be fully vested on the Effective Date and, without any further action by or on behalf of a holder of a Hudbay Replacement Option, the holder’s Hudbay Replacement Options will either: (A) if prior to the time of the step contemplated in this paragraph 9 Hudbay has received notice of the exercise of the holder’s Hudbay Replacement Options and the holder has paid the required exercise price to Hudbay, be exercised and the holder will be entitled to receive the Hudbay Shares issuable pursuant to the exercise of such Hudbay Replacement Options; or (B) in any other case, be transferred and assigned by the holder, free and clear of any Liens, to Hudbay and the holder will be entitled to receive in exchange therefor a cash payment from Hudbay equal to (X) the aggregate Hudbay Replacement Option Value of the holder’s Hudbay Replacement Options, less (Y) the Applicable Withholdings (which Applicable Withholdings will be remitted to the applicable Governmental Entity on behalf of the holder); and the name of the holder will be removed from the register of options maintained by Hudbay, and each Hudbay Replacement Option will immediately be cancelled and all agreements relating to the Hudbay Replacement Options will be terminated and will be of no further force and effect.

10.	All of the CMMC Shares held by Hudbay will be transferred and assigned by Hudbay to Hudbay Sub 2 in exchange for 100,000 common shares of Hudbay Sub 2.

11.

At 12:01 a.m. on the day following the Effective Date, or such other time as CMMC and Hudbay may agree in writing and prior to the Effective Time, the notice of articles of CMMC will be altered to the extent necessary for CMMC to become an unlimited liability company as contemplated pursuant to Section 51.31(1) of the BCBCA, such that (i) the statement required under Section 51.11 of the BCBCA will be included in the notice of articles of CMMC; and (ii) the name of CMMC will be changed to “Copper Mountain ULC” and CMMC will thereupon be an unlimited liability company under the BCBCA and, as soon as practicable thereafter, Hudbay Sub 2, as sole shareholder of CMMC, will return all share certificates representing CMMC Shares for inclusion on the face of each such certificate the statement required pursuant to Section 51.2 of the BCBCA.

12.	Five minutes following the preceding step, Hudbay Sub 1 and the Hudbay Sub 2 will be amalgamated and continue as Amalco and:

(i)	the property, rights and interests of each of Hudbay Sub 1 and Hudbay Sub 2 will continue to be the property, rights and interests of Amalco;

(ii)	Amalco will continue to be liable for the obligations of each of Hudbay Sub 1 and Hudbay Sub 2;

(iii)	existing causes of action, claims or liabilities to prosecution are unaffected;

(iv)	legal proceedings being prosecuted or pending by or against Hudbay Sub 1 or Hudbay Sub 2 may be prosecuted, or their prosecution may be continued, as the case may be, by or against Amalco;

(v)	convictions against, or rulings, orders or judgments in favour of or against, Hudbay Sub 1 or Hudbay Sub 2 may be enforced by or against Amalco;

(vi)	each issued and outstanding common share of Hudbay Sub 2 immediately prior to the amalgamation will be cancelled on the amalgamation without any repayment of capital in respect thereof;

(vii)

Amalco’s authorized share structure will be the same as that of Hudbay Sub 1 immediately prior to the amalgamation, being an unlimited number of common shares without par value having the same special rights and restrictions, if any, as those attached to Hudbay Sub 1’s common shares immediately prior to the amalgamation (the “Amalco Common Shares”);

(viii)	any issued and outstanding common shares in the capital of Hudbay Sub 1 immediately prior to the amalgamation will survive and continue as Amalco Common Shares without amendment;

(ix)	no securities will be issued and no assets will be distributed by Amalco in connection with the amalgamation;

(x)	the name of Amalco will be Hudbay British Columbia Inc.;

(xi)	the registered and records office of Amalco will be Suite 1600, Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2;

(xii)

in accordance with subsection 282(1)(b)(iii) of the BCBCA, the notice of articles of Amalco will be the same as the notice of articles of Hudbay Sub 1 immediately prior to the amalgamation of Hudbay Sub 1 and Hudbay Sub 2;

(xiii)

in accordance with subsection 282(1)(c)(iv) of the BCBCA, the articles of Amalco will be the same as the articles of Hudbay Sub 1 immediately prior to the amalgamation of Hudbay Sub 1 and the Hudbay Sub 2;

(xiv)

the board of directors of Amalco will consist of three directors, until changed in accordance with the BCBCA and the articles of Amalco. The first directors of Amalco will be Peter Kukielski, Patrick Donnelly and Eugene Lei;

(xv)

the first officers of Amalco will be Peter Kukielski (President and CEO), Patrick Donnelly (SVP, Legal and Organizational Effectiveness), Eugene Lei (CFO) and Mark Haber (Executive Director, Legal and Corporate Secretary).

All Hudbay Shares issued pursuant to the Arrangement will be, and will be deemed to be, validly issued and outstanding as fully paid and non-assessable shares.

Timing for Completion of the Arrangement

Subject to the provisions of the Arrangement Agreement, the Arrangement will become effective as of the Effective Time, being 12:01 a.m. (Vancouver time) or such other time as CMMC and Hudbay may agree in writing and prior to the Effective Time, on the Effective Date, being the date that is three business days following the date on which all of the conditions to completion of the Arrangement as set out in the Arrangement Agreement (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived in accordance with the Arrangement Agreement.

If the Hudbay Meeting and the CMMC Meeting are held as scheduled and are not adjourned and/or postponed, the Hudbay Shareholder Approval is obtained and the CMMC Shareholder Approval is obtained, it is expected that CMMC will apply for the Final Order approving the Arrangement on June 15, 2023. If the Final Order is obtained in a form and substance satisfactory to Hudbay and CMMC, and all other conditions set forth in the Arrangement Agreement are satisfied or waived by the applicable Party, Hudbay and CMMC expect the Effective Date to occur in late June 2023, following the receipt of all required Regulatory Approvals. However, it is not possible at this time to state with certainty when the Effective Date will occur as completion of the Arrangement may be delayed beyond this time if the conditions to completion of the Arrangement cannot be met on a timely basis.

Although Hudbay’s and CMMC’s objective is to have the Effective Date occur as soon as possible after the Hudbay Meeting and the CMMC Meeting, the Effective Date could be delayed for a number of reasons, including, but not limited to, an objection before the Court at the hearing of the application for the Final Order or any delay in obtaining any required Regulatory Approvals that remain outstanding. Hudbay or CMMC may determine not to complete the Arrangement without prior notice to or action on the part of Hudbay Shareholders or CMMC Shareholders. See “The Arrangement Agreement – Termination of the Arrangement Agreement”.

Procedure for Exchange of CMMC Shares for Hudbay Shares and Letter of Transmittal

Hudbay and CMMC have appointed Computershare Investor Services Inc. to act as Depositary to handle the exchange of the CMMC Shares for the Consideration. Following receipt of the Final Order and no later than the business day prior to the Effective Date, Hudbay is required to deposit in escrow, or cause to be deposited in escrow, with the Depositary sufficient Hudbay Shares and cash to satisfy (i) the Consideration payable to the CMMC Shareholders (other than Dissenting Shareholders), (ii) Hudbay Shares issuable in connection with any Hudbay Replacement Options in respect of which an election has been made, and (iii) cash payable in connection with any Hudbay Replacement Options, in each case, in accordance with the Plan of Arrangement, which will be held by the Depositary as agent and nominee for such former CMMC Shareholders and CMMC Option holders in accordance with the Plan of Arrangement.

For each Registered CMMC Shareholder, accompanying this Circular is a Letter of Transmittal. CMMC has enclosed an envelope with the CMMC Meeting Materials in order to assist CMMC Shareholders with returning Letters of Transmittal and related documents to the Depositary. Holders of CMMC CDIs will not be provided with, and will not need to submit, a Letter of Transmittal. The Letter of Transmittal will also be available under CMMC’s issuer profile on SEDAR at www.sedar.com. Additional copies of the Letter of Transmittal will also be available by contacting Hudbay’s and CMMC’s joint proxy solicitation agent, Kingsdale Advisors.

Hudbay Shareholders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-866-581-1571 (toll-free in North America) or 1-416-623-2514 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.HudbayPOA.com.

CMMC Shareholders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-855-682-2031 (toll-free in North America) or 1-416-623-4172 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.CopperMountainPOA.com.

In order for a Registered CMMC Shareholder (other than Dissenting Shareholders) to receive the Consideration Shares they are entitled to receive pursuant to the Arrangement, such Registered CMMC Shareholder must deposit the certificate(s) or DRS Advice(s) representing his, her or its CMMC Shares with the Depositary (at the address specified on the last page of the Letter of Transmittal). The Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in the Letter of Transmittal or as reasonably required by the Depositary, must accompany all certificate(s) or DRS Advice(s) for CMMC Shares deposited for payment pursuant to the Arrangement. Registered CMMC Shareholders who do not have their certificate(s) representing their CMMC Shares should refer to “The Arrangement – Lost Certificates” below.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. In all cases, delivery of the Consideration Shares that a Registered CMMC Shareholder is entitled to receive pursuant to the Arrangement will be made only after timely receipt by the Depositary of a duly completed and signed Letter of Transmittal, together with certificate(s) or DRS Advice(s) representing such CMMC Shares and such other documents and instruments referred to in the Letter of Transmittal or as the Depositary may reasonably require. The Depositary will requisition from the TSX Trust the Consideration Shares that a Registered CMMC Shareholder is entitled to received pursuant to the Arrangement in accordance with the instructions in the duly completed and signed Letter of Transmittal. Hudbay reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any irregularity contained in any Letter of Transmittal received by the Depositary. As soon as practicable following the later of the Effective Date and the deposit of certificate(s) or DRS Advice(s) representing the CMMC Shares, including the delivery of the duly completed and signed Letter of Transmittal and other corresponding documents required from the CMMC Shareholder, the Depositary will requisition from the TSX Trust the Consideration Shares that a Registered CMMC Shareholder is entitled to receive in accordance with the Plan of Arrangement and the instructions set forth in the Letter of Transmittal. TSX Trust will deliver the Consideration Shares, in accordance with the Depositary’s instructions, as soon as practicable.

Only Registered CMMC Shareholders are required to submit a Letter of Transmittal. The exchange of CMMC Shares for the Consideration Shares in respect of any Non-Registered CMMC Shareholder (other than a holder of CMMC CDIs) is expected to be made with the Non-Registered CMMC Shareholder’s Intermediary account through the procedures in place for such purposes between CDS or DTC and such Intermediary, as applicable, with no further action required by the Non-Registered CMMC Shareholder. Any Non-Registered CMMC Shareholder whose CMMC Shares are registered in the name of an Intermediary should contact that Intermediary if they have any questions regarding this process and to arrange for such Intermediary to complete the necessary steps to ensure that they receive the Consideration in respect of their CMMC Shares.

The method used to deliver a Letter of Transmittal, any accompanying certificate(s) or DRS Advice(s) representing CMMC Shares and any other accompanying documents or instruments, if any, is at the option and risk of the relevant CMMC Shareholder. Delivery will be deemed effective only when such documents are actually received by the Depositary at the address set out in the Letter of Transmittal. CMMC recommends that the necessary documentation be hand delivered to the Depositary and a receipt therefor be obtained; otherwise, the use of registered mail with return receipt requested, properly insured, is recommended.

Under no circumstances will interest accrue on the Consideration Shares that a CMMC Shareholder is entitled to receive upon depositing certificate(s) or DRS Advice(s) representing CMMC Shares pursuant to the Plan of Arrangement, or former holders of CMMC Incentive Awards, regardless of any delay in making such delivery.

From and after the Effective Time, each certificate or DRS Advice that immediately prior to the Effective Time represented one or more CMMC Shares will be deemed to represent only the right to receive in exchange therefor the Consideration Shares the holder of such certificate or DRS Advice, as applicable, is entitled to received in accordance with the Plan of Arrangement, less any amounts withheld pursuant to the Plan of Arrangement.

Procedure for Exchange of CMMC CDIs for Hudbay Shares

Holders of CMMC CDIs are entitled to participate in the Plan of Arrangement. If the Arrangement Resolution is approved and implemented, holders of CMMC CDIs will receive Consideration Shares pursuant to the Plan of Arrangement, regardless of whether or not such holder provided an instruction to vote for or against the Arrangement. Following the Arrangement, the Hudbay Shares will not be listed on the ASX.

Holders of CMMC CDIs will not be provided with, and will not need to submit, a Letter of Transmittal. Pursuant to the Plan of Arrangement, CMMC CDI holders will cease to own CMMC CDIs and will receive in a book-based form the applicable Consideration Shares for each CMMC CDI held with a DRS Advice sent to their registered address. Holders of CMMC CDIs should contact Computershare Australia if they have any questions regarding this process.

Extinction of Rights

Any certificate or DRS Advice which immediately prior to the Effective Time represented outstanding CMMC Shares that were exchanged pursuant to the Plan of Arrangement that is not deposited with all other instruments required by the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a securityholder of CMMC or Hudbay. On such date, the Consideration Shares, as applicable, to which the former holder of the certificate or DRS Advice referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Hudbay. None of Hudbay, CMMC or the Depositary shall be liable to any person in respect of any Consideration Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Accordingly, former CMMC Shareholders who deposit with the Depositary any certificate(s) or DRS Advice(s) representing the CMMC Shares held by such CMMC Shareholder after the sixth anniversary of the Effective Date will not receive the Consideration or any other consideration in exchange therefor and will not own any interest in CMMC, Hudbay or the Combined Company and will not be paid any compensation.

No Fractional Shares

No fractional Hudbay Shares will be issued to CMMC Shareholders (including holders of CMMC CDIs) under the Plan of Arrangement. The number of Hudbay Shares to be received by a CMMC Shareholder will be rounded up to the nearest whole Hudbay Share in the event that a CMMC Shareholder is entitled to a fractional share representing 0.5 or more of a Hudbay Share and will be rounded down to the nearest whole Hudbay Share in the event that a CMMC Shareholder is entitled to a fractional share representing less than 0.5 of a Hudbay Share.

Lost Certificates

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding CMMC Shares, which were exchanged in accordance with the Plan of Arrangement is lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will requisition TSX Trust to deliver in exchange for such lost, stolen or destroyed certificate, the aggregate Consideration which such holder is entitled to receive in accordance with the Plan of Arrangement. When authorizing such delivery of the aggregate Consideration which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom the Consideration is to be delivered must, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Hudbay and the Depositary in such amount as Hudbay and the Depositary may direct, or otherwise indemnify Hudbay, CMMC and the Depositary and/or any of their respective representatives or agents in a manner satisfactory to Hudbay and the Depositary, against any claim that may be made against Hudbay, CMMC or the Depositary and/or any of their respective representatives or agents with respect to the certificate alleged to have been lost, stolen or destroyed and must otherwise take such actions as may be required by the articles of CMMC.

Mail Service Interruptions

Notwithstanding the provisions of the Arrangement, the Circular and the Letter of Transmittal, DRS Advice(s) representing the Consideration Shares and any certificate(s) or DRS Advice(s) representing CMMC Shares to be returned, if applicable, will not be mailed if Hudbay determines that delivery thereof by mail may be delayed.

Persons entitled to DRS Advice(s), cheques and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the Letter of Transmittal related thereto was deposited until such time as Hudbay has determined that delivery by mail will no longer be delayed.

Notwithstanding the foregoing section, DRS Advice(s), cheques and other relevant documents not mailed for the foregoing reason will be conclusively delivered on the first day upon which they are available for delivery at the office of the Depositary at which the CMMC Shares were deposited.

Withholding Rights

Hudbay, CMMC, the Depositary, their respective Subsidiaries and any Person on their behalf, will be entitled to deduct and withhold from any amounts payable to any Person pursuant to the Arrangement or under the Plan of Arrangement (including without limitation, any amounts payable pursuant to the Plan of Arrangement), and from all dividends, interest, and other amounts payable or distributable to former CMMC Shareholders, or holders of rights under any CMMC Incentive Awards, such amounts as Hudbay, CMMC, the Depositary, their respective Subsidiaries, or any Person on behalf of any of the foregoing, is or may be required or permitted to deduct or withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, or any provision of local, state, federal, provincial or foreign Law, in each case, as amended, or under the administrative practice of the relevant Governmental Entity administering such Law, and to request from any recipient of any payment hereunder any necessary tax forms or any other proof of exemption from withholding or any similar information. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts will be treated for all purposes hereof as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are properly reported and actually remitted to the applicable Governmental Entity. In any case where the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable, Hudbay, CMMC, the Depositary, their respective Subsidiaries, and any Person on behalf of the foregoing, as the case may be, is authorized to sell or otherwise dispose of such portion of the Consideration (or other entitlements hereunder) as is necessary in order to fully fund such liability, and such Person will remit any unapplied balance of the net proceeds of such sale to the holder. For greater certainty and without limiting the generality of the foregoing, in order to fund any Applicable Withholdings in respect of the transactions described in paragraphs 3 and 4 of “The Arrangement – Arrangement Mechanics” above, Hudbay is permitted to withhold from the Hudbay Shares that are issued to the former holders of CMMC RSUs and CMMC PSUs under the Plan of Arrangement, or to arrange for such withholding (including through the Depositary), and to sell such Hudbay Shares, or arrange for such Hudbay Shares to be sold, on behalf of such former holders, for cash proceeds that will be used to satisfy such Applicable Withholdings. Any cash proceeds that remain after satisfying such Applicable Withholdings shall be delivered to such former holders.

Treatment of Dividends

No dividends or other distributions declared or made after the Effective Time with respect to Consideration Shares with a record date after the Effective Time will be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding CMMC Shares that were exchanged for Consideration Shares pursuant to paragraph 7 of “The Arrangement – Arrangement Mechanics” above, until the holder of such certificate surrenders such certificate in accordance with the Plan of Arrangement. Subject to applicable law, at the time of such surrender of any such certificate (or, in the case of clause (ii) below, at the appropriate payment date), there will be paid to the holder of the certificates representing CMMC Shares that were exchanged for Consideration Shares pursuant to paragraph 7 of “The Arrangement – Arrangement Mechanics” above, without interest, (a) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Consideration Shares to which such holder is entitled pursuant hereto, and (b) to the extent not paid under clause (a), on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and the payment date subsequent to surrender payable with respect to such Consideration Shares.

Adjustment of Consideration

If (a) CMMC sets a record date for any dividend or other distribution on the CMMC Shares that is prior to the Effective Date, then the Consideration to be paid per CMMC Share will be reduced to provide to CMMC Shareholders, as applicable, the same economic effect as contemplated by the Arrangement Agreement on the date hereof and the Arrangement prior to such action and as so adjusted will, from and after the date of such event, be the applicable Consideration to be paid per CMMC Share; or (b) Hudbay sets a record date for any dividend or other distribution on the Hudbay Shares in excess of the Permitted Dividend that is prior to the Effective Date, then the Consideration to be paid per CMMC Share will be increased to provide to CMMC Shareholders, as applicable, the same economic effect as contemplated by the Arrangement Agreement on the date hereof and the Arrangement prior to such action and as so adjusted will, from and after the date of such event, be the applicable Consideration to be paid per CMMC Share.

Return of CMMC Shares

If the Arrangement is not completed, any certificate(s) or DRS Advice(s) representing deposited CMMC Shares will be returned to the depositing CMMC Shareholder upon written notice to the Depositary from Hudbay and CMMC by returning the certificate(s) or DRS Advice(s) representing deposited CMMC Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the CMMC Shareholder in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register of CMMC Shares maintained by Computershare on behalf of CMMC.

Expenses

Except as otherwise provided in the Arrangement Agreement, all out-of-pocket third party transaction expenses incurred in connection with the Arrangement Agreement and the transaction contemplated thereby, will be paid by the party incurring such expenses.

The estimated fees, costs and expenses to be incurred by Hudbay with respect to the Arrangement and related matters including, without limitation, financial advisors’ fees, filing fees, special committee, legal, accounting and other administrative and professional fees, proxy solicitation and public relations fees, the costs of preparing, printing and mailing this Circular and other related documents and run-off insurance, but excluding payments made by Hudbay pursuant to the Arrangement, are anticipated to be approximately C$7.5 million, based on certain assumptions.

The estimated fees, costs and expenses to be incurred by CMMC with respect to the Arrangement and related matters including, without limitation, financial advisors’ fees, filing fees, special committee, legal, accounting and other administrative and professional fees, proxy solicitation and public relations fees, the costs of preparing, printing and mailing this Circular and other related documents and run-off insurance, but excluding payments made by CMMC pursuant to the Arrangement, are anticipated to be approximately C$12.5 million, based on certain assumptions.

Shareholder Approvals

Hudbay Shareholder Approval

Each Hudbay Shareholder of record at the close of business (Toronto time) on the Hudbay Record Date will be entitled to vote on the Hudbay Resolution. At the Hudbay Meeting, Hudbay Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Hudbay Resolution authorizing the issuance of Hudbay Shares in connection with the Arrangement, the full text of which is set out in Appendix A. The Hudbay Resolution is required pursuant to section 611 of the TSX Company Manual, as the number of Hudbay Shares to be issued to CMMC Shareholders pursuant to the Arrangement exceeds 25% of the number of Hudbay Shares issued and outstanding. In order to become effective, the Hudbay Resolution must be approved by at least a simple majority of the votes cast by Hudbay Shareholders present virtually or represented by proxy at the Hudbay Meeting.

Should Hudbay Shareholders fail to approve the Hudbay Resolution by the requisite majority, the Arrangement will not be completed.

It is the intention of the Persons named in the instrument of proxy enclosed with the Hudbay Meeting Materials, if not expressly directed to the contrary in such instrument of proxy, to vote such proxy in favour of the Hudbay Resolution.

CMMC Shareholder Approval

At the CMMC Meeting, pursuant to the Interim Order, CMMC Shareholders will be asked to approve the Arrangement Resolution. Each CMMC Shareholder of record at the close of business (Vancouver time) on the CMMC Record Date shall be entitled to vote on the Arrangement Resolution.

At the CMMC Meeting, CMMC Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Arrangement Resolution authorizing the Arrangement, the full text of which is set out in Appendix B. In order to become effective, the Arrangement Resolution must be approved by (a) at least two-thirds of the votes cast by CMMC Shareholders present virtually or represented by proxy at the CMMC Meeting, and (b) a simple majority of the votes cast by CMMC Shareholders present virtually or represented by proxy at the CMMC Meeting, excluding the votes required to be excluded by MI 61-101, as described under “Securities Law Matters – Interests of Certain Persons in the Arrangement – Multilateral Instrument 61-101”.

Should CMMC Shareholders fail to approve the Arrangement Resolution by the requisite majorities, the Arrangement will not be completed.

It is the intention of the Persons named in the instrument of proxy enclosed with the CMMC Meeting Materials, if not expressly directed to the contrary in such instrument of proxy, to vote such proxy in favour of the Arrangement Resolution.

Court Approval of the Arrangement

The Arrangement requires approval by the Court under Part 9, Division 5 of the BCBCA. Prior to mailing this Circular, CMMC (a) obtained the Interim Order providing for the calling and holding of the CMMC Meeting, the Dissent Rights and other procedural matters, and (b) filed the Notice of Hearing of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Hearing of Petition for the Final Order are attached as Appendix C and Appendix D, respectively, to this Circular.

The Court hearing in respect of the Final Order is expected to take place on or about June 15, 2023 at 9:45 a.m. (Vancouver time), or as soon reasonably practical thereafter and in the manner directed by the Court, at 800 Smithe Street, Vancouver, British Columbia, subject to receipt of the CMMC Shareholder Approval and the Hudbay Shareholder Approval.

At the Final Order hearing, the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. There can be no assurance that the Court will approve the Arrangement. Prior to the Final Order hearing, the Court will be informed that CMMC and Hudbay intend to rely on the exemption from the registration requirements under Section 3(a)(10) of the U.S. Securities Act for the issuance of Hudbay Shares issuable to CMMC Shareholders and CMMC CDI holders in exchange for their CMMC Shares and CMMC CDIs, respectively, and the issuance of Hudbay Replacement Options to holders of CMMC Options in exchange for their CMMC Options, pursuant to the Arrangement upon completion of the Arrangement.

Under the terms of the Interim Order, any holder of CMMC Shares and any other interested person will have the right to appear at the hearing and make submissions at the Hearing of Petition for the Final Order subject to such party filing with the Court and serving upon CMMC and upon counsel to CMMC, in each case at the address set out below, a Response to Petition in the form required by the rules of the Court, and any additional affidavits or other materials on which a party intends to rely in connection with any submissions at such hearing, including such party’s address for service, as soon as reasonably practicable, and, in any event, not later than 4:00 p.m. (Vancouver time) on June 12, 2023. The Response to Petition and supporting materials must be delivered, within the time specified, to CMMC’s counsel at the following addresses: Farris LLP, 700 West Georgia Street, 25th Floor, Vancouver, British Columbia, V7Y 1B3, Attention: Tevia Jeffries and Davies Ward Phillips & Vineberg LLP, 155 Wellington Street West, 40th Floor, Toronto, ON, M5V 3J7, Attention: Derek Ricci. If the Final Order hearing is postponed, adjourned or rescheduled, then, subject to further direction of the Court, only those persons having previously served and filed a Response to Petition in compliance with the Final Order will be given notice of the new date.

Key Regulatory Matters

To the best of the knowledge of the Parties, other than those which have already been made or received, there are no filings, consents, waiting periods or approvals required to be made with, applicable to, or required to be received from any Governmental Entity prior to the Effective Date in connection with the Arrangement, except for the Court’s granting of the Final Order, which is a condition to the completion of the Arrangement. It is also a condition to the completion of the Arrangement that the TSX and the NYSE will have conditionally approved or authorized the listing of the Consideration Shares to be issued pursuant to the Arrangement, subject only to customary listing conditions. Hudbay has applied to list the Consideration Shares to be issued in connection with the Arrangement (including Hudbay Shares to be issued on the exercise of the Hudbay Replacement Options and the vesting of the certain other CMMC Incentive Awards following completion of the Arrangement) on the TSX and the NYSE and has received conditional approval for such listing from the TSX. Final approval of the TSX is conditional on the satisfaction by Hudbay of customary conditions to listing imposed by the TSX. Hudbay anticipates receiving all required authorizations from the NYSE prior to the closing of the Arrangement. See “The Arrangement – Stock Exchange Listing Approval and Delisting Matters”. If any additional filings or consents are required, such filings or consents will be sought but these additional requirements could delay the Effective Date or prevent the completion of the Arrangement.

Competition Act Approval

Part IX of the Competition Act (Canada) (“Competition Act”) and the regulations promulgated thereunder, as amended, require that the parties to certain classes of transactions provide prescribed information to the Commissioner of Competition (“Commissioner”) where the applicable thresholds set out in sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”). Subject to certain limited exemptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted prescribed information to the Commissioner (a “Notification”) and the applicable waiting period has expired, or been waived or terminated by the Commissioner.

The Arrangement constitutes a Notifiable Transaction, and as such, the Parties must comply with the merger notification provisions of Part IX of the Competition Act.

The waiting period expires 30 days after the day on which the parties to the Notifiable Transaction have submitted their respective prescribed information unless the Commissioner notifies the parties that additional information is required (a “Supplementary Information Request”). If the Commissioner provides the parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request. Where a transaction is not completed within one year of the parties providing the required notice and information or such longer period as the Commissioner may specify, Part IX of the Competition Act may apply as if no notice were given or information supplied.

Alternatively, or in addition to filing a Notification, the parties to a Notifiable Transaction may apply to the Commissioner for an advance ruling certificate under subsection 102(1) of the Competition Act (an “ARC”) confirming that the Commissioner is satisfied that he or she does not have sufficient grounds on which to apply to the Competition Tribunal for an order under section 92 of the Competition Act to prohibit the completion of the transaction or, as an alternative to an ARC, for a waiver of the requirement to file a Notification and written confirmation that the Commissioner does not, at that time, intend to make an application to the Competition Tribunal under section 92 of the Competition Act in respect of the transaction

(a “No Action Letter”).

Whether or not a merger is subject to notification under Part IX of the Competition Act, if no ARC has been issued in respect of the merger, the Commissioner can apply to the Competition Tribunal for an order under section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed. On application by the Commissioner under section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed, prohibit conduct necessary to ensure that the merger does not prevent or lessen competition substantially or, if completed, order its dissolution or the disposition of designated assets or shares; in addition to, or in lieu thereof, with the consent of the Person against whom the order is directed and the Commissioner, the Competition Tribunal may order a Person to take any other action.

Pursuant to the Arrangement Agreement, on April 24, 2023, the Parties submitted Notifications to the Commissioner and Hudbay submitted a request that the Commissioner issue an ARC or a No Action Letter in respect of the transactions contemplated by the Arrangement. On May 8, 2023, the Commissioner issued an ARC.

The issuance of an ARC satisfies the Competition Act Approval condition of the Arrangement.

Stock Exchange Listing Approval and Delisting Matters

Hudbay is a reporting issuer under Canadian Securities Laws in each of the provinces and territories of Canada and is a foreign private issuer under U.S. Securities Laws. The Hudbay Shares are listed and posted for trading on each of the TSX and the NYSE under the symbol “HBM”.

The closing price of the Hudbay Shares on April 12, 2023, the last full trading day on the TSX and the NYSE before the public announcement of the proposed Arrangement was C$7.00 and $5.19 on the TSX and the NYSE, respectively. The closing price of the Hudbay Shares on May 12, 2023, the last full trading day on the TSX and the NYSE before the date of this Circular was C$6.30 and $4.66 on the TSX and the NYSE, respectively.

CMMC is a reporting issuer under Canadian Securities Laws in each of the provinces of Canada, other than Quebec. The CMMC Shares are listed and posted for trading on the TSX under the symbol “CMMC”, and via CMMC CDIs on the ASX under the symbol “C6C”.

The closing price of the CMMC Shares on April 12, 2023, the last full trading day on the TSX before the public announcement of the proposed Arrangement was C$2.26, and the closing price of the CMMC CDIs on April 13, 2023, the last full trading day on the ASX before the public announcement of the proposed Arrangement, was A$2.44. The closing price of the CMMC Shares on May 12, 2023, the last full trading day on the TSX before the date of this Circular was C$2.41, and the closing price of the CMMC CDIs on May 12, 2023, the last full trading day on the ASX before the date of this Circular was A$2.56.

It is a mutual condition to the completion of the Arrangement that the TSX and the NYSE will have conditionally approved or authorized the listing of the Consideration Shares to be issued pursuant to the Arrangement, subject only to customary listing conditions. Hudbay has applied to list the Consideration Shares to be issued in connection with the Arrangement (including Hudbay Shares to be issued on the exercise of the Hudbay Replacement Options and the vesting of the certain other CMMC Incentive Awards following completion of the Arrangement) on the TSX and the NYSE and has received conditional approval for such listing from the TSX. Final approval of the TSX is conditional on the satisfaction by Hudbay of customary conditions to listing imposed by the TSX. Hudbay anticipates receiving all required authorizations from the NYSE prior to the closing of the Arrangement.

Details of the settlement timetable for the CMMC CDIs are in the process of being confirmed with the ASX. It is anticipated that after the necessary shareholder and court approvals are obtained and closing of the Arrangement is ready to be initiated, trading in CMMC CDIs will go into voluntary suspension for a period of approximately three trading days in anticipation of the closing of the Arrangement. During that time, the ability to transmute CMMC CDIs into the underlying CMMC Shares, and vice versa, is expected to be restricted.

Following completion of the Arrangement, the Hudbay Shares will continue to be listed and posted for trading on the TSX and the NYSE under the symbol “HBM”. Unlike the CMMC Shares, the Hudbay Shares are not, and after completion of the Arrangement will not be, listed on the ASX. It is expected that the CMMC Shares and CMMC CDIs, as applicable, will be de-listed from the TSX and the ASX after the Effective Date. Subject to applicable Laws, Hudbay will, as promptly as possible following completion of the Arrangement, apply to the applicable securities commissions or similar authorities in Canada to have CMMC cease to be a reporting issuer.

THE ARRANGEMENT AGREEMENT

The following is a summary of the material terms of the Arrangement Agreement and the Plan of Arrangement and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement, which have been filed under Hudbay’s and CMMC’s respective issuer profiles on SEDAR at www.sedar.com and under Hudbay’s profile on EDGAR at www.sec.gov, and by the Plan of Arrangement, which is attached to this Circular as Appendix E. Shareholders are urged to read the Arrangement Agreement and the Plan of Arrangement in their entirety.

On April 13, 2023, Hudbay and CMMC entered into the Arrangement Agreement pursuant to which Hudbay agreed to acquire, through the Arrangement, all of the issued and outstanding CMMC Shares from CMMC Shareholders for consideration per CMMC Share equal to 0.381 of a Hudbay Share.

The Arrangement is being effected pursuant to the Arrangement Agreement which provides for the implementation of the Plan of Arrangement on the Effective Date. The Arrangement Agreement contains covenants and representations and warranties of and from each of Hudbay and CMMC and various conditions precedent, both mutual and in favour of Hudbay and CMMC individually.

Conditions to Closing

Mutual Conditions Precedent

The completion of the Arrangement is subject to satisfaction of the following conditions precedent which may only be waived with the mutual consent of Hudbay and CMMC:

•	Arrangement Resolution Approval. The Arrangement Resolution shall have been approved and adopted by the CMMC Shareholders at the CMMC Meeting in accordance with the Interim Order.

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Interim and Final Order. The Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to either CMMC or Hudbay, each acting reasonably, on appeal or otherwise.

•	Hudbay Resolution Approval. The Hudbay Resolution shall have been approved and adopted by the Hudbay Shareholders at the Hudbay Meeting.

•	Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins CMMC or Hudbay from consummating the Arrangement.

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Exempt from U.S. Securities Act. (a) The Consideration Shares and Hudbay Replacement Options to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof and (b) such Consideration Shares and Hudbay Replacement Options shall not be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act and subject only to restrictions on transfer applicable solely as a result of the holder being, or within the last 90 days having been, an affiliate (as defined in Rule 144 under the U.S. Securities Act) of Hudbay or except as disclosed in this Circular.

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Exempt from Prospectus or Registration Requirements. The distribution of the Consideration Shares and Hudbay Replacement Options shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces and territories of Canada or by virtue of applicable exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws.

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Listing of Consideration Shares. The Consideration Shares to be issued pursuant to the Arrangement shall have been approved for listing on the NYSE (subject only to official notice of issuance) and the TSX (subject only to customary conditions).

•	Competition Act Approval. The Competition Act Approval shall have been obtained and such Competition Act Approval shall be in force and shall not have been modified or rescinded.

Conditions in Favour of Hudbay

The obligation of Hudbay to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Hudbay and may be waived by Hudbay, in whole or in part, at any time):

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Performance of Covenants. All covenants of CMMC under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by CMMC in all material respects and Hudbay shall have received a certificate of CMMC addressed to Hudbay and dated the Effective Date, signed on behalf of CMMC by two senior executive officers of CMMC (on CMMC’s behalf and without personal liability), confirming the same as of the Effective Date.

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Representations and Warranties. (a) the representations and warranties of the CMMC set forth in the Arrangement Agreement (other than as contemplated in clauses (b) and (c)) shall be true and correct in all respects, without regard to any materiality or CMMC Material Adverse Effect qualifications contained in them, as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a CMMC Material Adverse Effect; (b) the representations and warranties of CMMC relating to organization and qualification, authority relative to the Arrangement Agreement, no conflict and absence of a CMMC Material Adverse Effect shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time, and (c) the representations and warranties of the CMMC relating to subsidiaries, capitalization and listing and brokers shall be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted under the Arrangement Agreement) as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and Hudbay shall have received a certificate of CMMC addressed to Hudbay and dated the Effective Date, signed on behalf of CMMC by two senior executive officers of CMMC (on the CMMC’s behalf and without personal liability), confirming the same.

•	No Material Adverse Effect. Between the date of the Arrangement Agreement and the Effective Time, there shall not have occurred a CMMC Material Adverse Effect.

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No Proceedings. There shall not be pending or threatened in writing any suit, action or proceeding by any Governmental Entity in Canada that is reasonably likely to result in a prohibition or restriction on the acquisition by Hudbay of any CMMC Shares, or any restriction or prohibition of the consummation of the transactions contemplated by the Arrangement.

•	Dissent Rights. Dissent Rights shall not have been exercised (or, if exercised, not withdrawn) with respect to more than 10% of the issued and outstanding CMMC Shares.

Conditions in Favour of CMMC

The obligation of CMMC to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of CMMC and may be waived by CMMC, in whole or in part, at any time):

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Performance of Covenants. All covenants of Hudbay under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by Hudbay in all material respects and CMMC shall have received a certificate of Hudbay, addressed to CMMC and dated the Effective Date, signed on behalf of Hudbay by two of its senior executive officers (on Hudbay’s behalf and without personal liability), confirming the same as of the Effective Date.

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Representations and Warranties. (a) the representations and warranties of Hudbay set forth in the Arrangement Agreement (other than as contemplated in clauses (b) and (c)) shall be true and correct in all respects, without regard to any materiality or Hudbay Material Adverse Effect qualifications contained in them, as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Hudbay Material Adverse Effect; (b) the representations and warranties of Hudbay related to organization and qualification, authority relative to the Arrangement Agreement, no conflict, and absence of a Hudbay Material Adverse Effect shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time, and (c) the representations and warranties of Hudbay relating to subsidiaries, capitalization and listing and brokers shall be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder) as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and CMMC shall have received a certificate of Hudbay addressed to CMMC and dated the Effective Date, signed on behalf of Hudbay by two senior executive officers of Hudbay (on Hudbay’s behalf and without personal liability), confirming the same.

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Payment of Consideration. Hudbay shall have (a) deposited, or caused to be deposited, with the Depositary sufficient Hudbay Shares to satisfy its obligations under the Arrangement Agreement, and the Depositary shall have confirmed to CMMC its receipt of such Hudbay Shares, and (b) advanced the Purchaser Loan to CMMC in accordance with its obligations under the Arrangement Agreement.

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Exempt from Australian Prospectus Requirements. The offer of the Consideration Shares to CMMC Shareholders and Hudbay Replacement Options to holders of CMMC Options resident in Australia shall be compliant with or shall otherwise be exempt from the prospectus requirements of applicable Australian Securities Laws and such Consideration Shares and Hudbay Replacement Options shall not be subject to resale restrictions under applicable Australian Securities Laws.

•	CMMC Director Nominees’ Appointment. The CMMC Director Nominees shall have been appointed to the Hudbay Board effective as of 11:59 p.m. on the Effective Date.

•	No Material Adverse Effect. Between the date of the Arrangement Agreement and the Effective Time, there shall not have occurred a Hudbay Material Adverse Effect.

Effective Date of the Arrangement

If the Hudbay Shareholder Approval and the CMMC Shareholder Approval are obtained, the Final Order is obtained approving the Arrangement, the Competition Act Approval remains in full force and effect, and all other conditions to the Arrangement Agreement are satisfied or waived, the Arrangement will become effective at 12:01 a.m. (Vancouver time), or such other time as CMMC and Hudbay may agree in writing and prior to the Effective Time, on the Effective Date. It is currently expected that the Effective Date will occur in late June 2023.

Outside Date

The Outside Date is August 15, 2023, or such later date as may be agreed to in writing by the Parties.

Representations and Warranties

The Arrangement Agreement contains certain representations and warranties made by each Party to the other Party, in each case of a nature customary for transactions of this type. The representations and warranties were made solely for the purposes of the Arrangement Agreement and, in some cases, are subject to important qualifications, limitations and exceptions agreed to by the Parties in connection with negotiating the Arrangement Agreement. Accordingly, CMMC Shareholders and Hudbay Shareholders should not rely on the representations and warranties as characterizations of the actual state of facts, since they are also modified, in CMMC’s case, by the CMMC Disclosure Letter delivered in connection with the Arrangement Agreement. The CMMC Disclosure Letter contains information that has been included in the respective Party’s general prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Arrangement Agreement, which subsequent information may or may not be fully reflected in the public record.

The representations and warranties of each of CMMC and Hudbay relate to the following matters: organization and qualification; authority relative to the Arrangement Agreement; no conflict; required filings and consent; subsidiaries; compliance with Laws and constating documents; authorizations; capitalization and listing; shareholder and similar agreements; reporting issuer status; reports; stock exchange matters; financial statements; auditors; no undisclosed liabilities; interest in properties and mineral rights; mineral reserves and resources; scientific and technical information; employment matters; absence of certain changes or events; litigation; intellectual property; indigenous claims; community relations; taxes; insurance; non-arm’s length transactions; environmental; material contracts; whistleblower reporting; restrictions on business activities; brokers; corrupt practices legislation; and sanctions.

In addition to the foregoing representations and warranties, CMMC has provided additional representations and warranties to Hudbay with respect to: personal property; books and records; benefit plans; and standstill agreements, and Hudbay has provided additional representations and warranties to CMMC with respect to: no expropriation; funds available; freely tradeable securities; Australian Securities Laws; use of short form prospectus and the Investment Canada Act.

Covenants

General Conduct of Business and Covenants Relating to the Arrangement

The Arrangement Agreement contains customary negative and affirmative covenants of CMMC and Hudbay. Pursuant to the Arrangement Agreement, each of CMMC and Hudbay has covenanted that it shall and shall cause its Subsidiaries to perform all obligations required to be performed by the Party or any of its Subsidiaries under the Arrangement, cooperate with the other Party in connection with the Arrangement, and do all such other acts and things as may be reasonably necessary or desirable in order to consummate and make effective the transactions contemplated in the Arrangement Agreement, including, among other things: (a) use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities; (b) defend all lawsuits or other legal, regulatory or other proceedings against the other Party challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby; (c) use commercially reasonable efforts to satisfy all conditions precedent to the Arrangement Agreement and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to the Arrangement Agreement or the Arrangement; (d) use its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under section 3(a)(10) of the U.S. Securities Act and applicable U.S. state securities laws; (e) not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement; and (f) promptly notify the other Party of (i) any Hudbay Material Adverse Effect or CMMC Material Adverse Effect, or any change, effect, event, occurrence or state of facts or circumstance that would reasonably be expected to have, individually or in the aggregate, a Hudbay Material Adverse Effect or CMMC Material Adverse Effect, as applicable, (ii) any notice or other communication from any Person alleging that a consent is required in connection with the Arrangement Agreement or Arrangement, or (iii) any material proceedings commenced or, to the knowledge of Hudbay or CMMC, as applicable, threatened against, relating to or involving or otherwise affecting Hudbay or CMMC or any of their respective Subsidiaries, as applicable, in connection with the Arrangement Agreement or the Arrangement. Hudbay has also covenanted to use commercially reasonable efforts to, prior to the completion of the Arrangement, obtain conditional approval or authorization of the listing and posting for trading on the TSX and the NYSE of the Consideration Shares, subject only to satisfaction of the customary listing conditions of the TSX and the NYSE, as applicable.

The Arrangement Agreement also contains customary covenants of CMMC and Hudbay pertaining to, among other things: (a) the conduct of their respective businesses, including with respect to, among other things, corporate matters, issuing shares or other equity, distributions, dispositions and acquisitions, capital expenditures and indebtedness and in the case of CMMC, employment and compensation arrangements, material contracts, maintenance of insurance policies and taxes; (b) efforts to obtain the Regulatory Approvals; (c) Tax matters; (d) access to information; (e) insurance and indemnification; (f) in the case of Hudbay, blue-sky laws, certain employee matters related to CMMC Employees and (g) in the case of CMMC, the ASX delisting, resignations of all directors of CMMC and its Subsidiaries, as requested by Hudbay, and separation agreements of each member of senior management who will be terminated and the Pre-Acquisition Reorganization.

Covenants Regarding Non-Solicitation and Acquisition Proposals

Non-Solicitation

Except as expressly provided in the Arrangement Agreement, each Party has agreed to not, and to cause each of its Subsidiaries to not, directly or indirectly, through any Representative or otherwise, and to not authorize or permit any such Person to:

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solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of a Party or any of its Subsidiaries) any inquiry, proposal, or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal in respect of such Party;

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engage or participate in any discussions or negotiations with any Person (other than the other Party or its affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, provided that either Party may (a) advise any Person of the restrictions of the Arrangement Agreement, (b) clarify the terms of any proposal in order to determine if it may reasonably be expected to result in a Hudbay Superior Proposal or CMMC Superior Proposal, as applicable, and (c) advise any Person making an Acquisition Proposal that the board of directors of such Party has determined that such Acquisition Proposal does not constitute, or is not reasonably expected to result in, a Hudbay Superior Proposal or CMMC Superior Proposal, as applicable;

•	make a Change in Recommendation or Hudbay Change in Recommendation, as applicable;

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accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any publicly announced or otherwise publicly disclosed Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five business days following such public announcement or disclosure will not be considered to be in violation of the Arrangement Agreement, provided the Hudbay Board or CMMC has rejected such Acquisition Proposal and affirmed the Hudbay Board Recommendation or CMMC Board Recommendation, as applicable, before the end of such five business day period (or, in the event that the Hudbay Meeting or CMMC Meeting is scheduled to occur within such five business day period, not later than the third business day prior to the date of the Hudbay Meeting or CMMC Meeting, as applicable)); or

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accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or understanding relating to any Acquisition Proposal (other than a confidentiality agreement permitted by the Arrangement Agreement).

Each Party has agreed to, and to cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated, any existing solicitation, encouragement, discussion or negotiation with any Person (other than the other Party or its affiliates) with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal and, in respect of such Party, and, in connection therewith, such Party has agreed to discontinue access to any of its and its Subsidiaries’ confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise, in each case, except as permitted by the Arrangement Agreement) and shall as promptly as reasonably practicable request, and use commercially reasonable efforts to exercise all rights it has (or cause its Subsidiaries to exercise rights that they have) to require the return or destruction of all confidential information regarding the other Party and its Subsidiaries provided in the preceding 12-month period in connection therewith (to the extent such information has not already been returned or destroyed and shall use its commercially reasonable efforts to confirm that such requests are complied with in accordance with the terms of such rights). Such Party shall not, and shall not authorize or permit any of its Subsidiaries to, directly or indirectly, amend, modify or release any third party from any confidentiality, non-solicitation or standstill agreement (or standstill provisions contained in any such agreement) to which such third party is a party (it being understood that the automatic termination or release of any standstill provisions contained in any such agreements as a result of the entering into or announcement of the Arrangement Agreement shall not be a violation of the Arrangement Agreement, or terminate, modify, amend or waive the terms thereof).

Notification of Acquisition Proposals

Each Party has agreed that if it or any of its Subsidiaries or any of their respective Representatives, receives (a) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or (b) any request for non-public information relating to the Party or any of its Subsidiaries or access to the properties, books or records of the Party or any Subsidiary in connection with any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, then such Party shall:

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promptly notify the other Party orally and then as soon as reasonably practicable thereafter (and, in any event, within 24 hours) in writing of such Acquisition Proposal, inquiry, proposal, offer or request; and

•	indicate the identity of the Person or group of Persons making such proposal, inquiry or contact and all material terms and conditions thereof; and

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provide a copy of any such Acquisition Proposal, inquiry, proposal, offer or request and copies of all material written communications (and a summary of all substantive discussions) related thereto; and

•	keep the other party promptly informed of the status, including any change to the material terms, of any such Acquisition Proposal, inquiry, proposal, offer or request.

Responding to an Acquisition Proposal

Notwithstanding the covenants described under “Non-Solicitation” above, if prior to obtaining, in the case of Hudbay, the approval of the Hudbay Resolution, and in the case of CMMC, the approval of the Arrangement Resolution, such Party receives a bona fide written Acquisition Proposal, such Party may (a) engage in or participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal, and (b) provide such Person or group of Persons non-public information relating to the Party or any of its Subsidiaries or access to the properties, books or records of the Party or any Subsidiary, if and only if:

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the board of directors of such Party determines, in good faith after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Hudbay Superior Proposal or CMMC Superior Proposal, as applicable and has provided the other Party with written notice of such determination;

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the Person making such Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-solicitation or similar agreement with the other Party (it being acknowledged by each Party that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into and announcement of the Arrangement Agreement shall not be a violation of the covenants described in this section);

•	such Acquisition Proposal did not result from a breach of the covenants described under “Non-Solicitation” above; and

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prior to providing any such copies, access or disclosures, (a) such Party enters into a confidentiality and standstill agreement with such Person, or confirms it has previously entered into such an agreement which remains in effect, in either case on terms not materially less stringent than the Confidentiality Agreement, (b) such Party provides the other Party with a true, complete and final executed copy of such confidentiality agreement, and (c) any such copies, access or disclosure provided to such Person shall have already been or shall concurrently be provided to the other Party.

Superior Proposals and Right to Match

The Parties have agreed that if a Party receives an Acquisition Proposal (the “Receiving Party”) that the board of Directors of the Receiving Party determines in good faith constitutes a Hudbay Superior Proposal or a CMMC Superior Proposal, as applicable, prior, in the case of Hudbay being the Receiving Party, to obtaining the approval of the Hudbay Resolution, or in the case of CMMC being the Receiving Party, to obtaining the approval of the Arrangement Resolution, the Receiving Party may make a Hudbay Change in Recommendation or CMMC Change in Recommendation, as applicable, and/or enter into a definitive agreement (a “Proposed Agreement”) with respect to such CMMC Superior Proposal or Hudbay Superior Proposal, as applicable, if and only if:

•	such Acquisition Proposal did not result from a breach of covenants regarding non-solicitation described above in any material respect;

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the Person making such Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-solicitation or similar agreement with the Receiving Party (it being acknowledged by each Party that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into and announcement of the Arrangement Agreement shall not be a violation of this covenant);

•

the Receiving Party has provided the other Party with a notice in writing (a “Superior Proposal Notice”), which notice shall contain (A) the determination of the board of directors of the Receiving Party that such Acquisition Proposal constitutes a Hudbay Superior Proposal or CMMC Superior Proposal, as applicable, (B) the value in financial terms that the board of directors of the Receiving Party has determined should be ascribed to any non-cash consideration offered under such Hudbay Superior Proposal or CMMC Superior Proposal, as applicable, (C) a copy of any Proposed Agreement relating to such Hudbay Superior Proposal or CMMC Superior Proposal, as applicable and (D) copies of any material financing documents provided to the Receiving Party in connection therewith (with customary redactions);

•	at least five business days (the “Matching Period”) shall have elapsed from the date that the other Party received the Superior Proposal Notice from the Receiving Party;

•	during the Matching Period, the other Party shall have had the opportunity (but not the obligation) to amend the terms of the Arrangement in accordance with the Arrangement Agreement;

•

after the Matching Period, the board of directors of the Receiving Party (after receiving advice from its financial advisors and outside legal counsel) has determined in good faith that such Acquisition Proposal continues to constitute a Hudbay Superior Proposal or CMMC Superior Proposal, as applicable, compared to any proposed amendments to the terms of the Arrangement by the other Party; and

•

prior to or concurrently with entering into such Proposed Agreement, the Receiving Party shall have terminated the Arrangement Agreement and shall have paid to the other Party the Hudbay Termination Payment or CMMC Termination Payment, as applicable, as described below.

The Parties acknowledge and agree that, during the Matching Period or such longer period as the Receiving Party may approve for such purpose, (a) the other Party shall have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement, (b) the Receiving Party shall negotiate in good faith with the other Party to enable the other Party to make such amendments to the terms of the Arrangement as would enable the Receiving Party to proceed with the Arrangement and any related transactions on such amended terms, and (c) the board of directors of the Receiving Party shall review any proposal by the Receiving Party to amend the terms of the Arrangement in order to determine in good faith whether such proposal would result in the Acquisition Proposal previously constituting a Hudbay Superior Proposal or CMMC Superior Proposal, as applicable, ceasing to constitute a Hudbay Superior Proposal or CMMC Superior Proposal, as applicable, compared to the proposed amendments to the terms of the Arrangement. If the board of directors of the Receiving Party determines that such Acquisition Proposal would cease to constitute a Hudbay Superior Proposal or CMMC Superior Proposal, as applicable, as compared to the proposed amendments to the terms of the Arrangement, the Parties will promptly amend the Arrangement Agreement and the Plan of Arrangement to reflect such proposed amendments.

The board of directors of the Receiving Party shall promptly reaffirm the Hudbay Board Recommendation or CMMC Board Recommendation, as applicable, by press release after: (a) any Acquisition Proposal which the board of directors of the Receiving Party determines not to constitute a Hudbay Superior Proposal or CMMC Superior Proposal, as applicable, is publicly announced; or (b) the board of directors of the Receiving Party determines that a proposed amendment to the terms of the Arrangement as described in the foregoing paragraph would result in any Acquisition Proposal which has been publicly announced no longer constituting a Hudbay Superior Proposal or CMMC Superior Proposal, as applicable. The other Party and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by the Receiving Party, acting reasonably.

Nothing in the Arrangement Agreement shall prevent the board of directors of the Receiving Party from (a) responding through a directors’ circular or otherwise, only to the extent required by applicable Securities Laws, to an Acquisition Proposal that it determines is not a Hudbay Superior Proposal or CMMC Superior Proposal, as applicable, (b) making disclosure to the Hudbay Shareholders or CMMC Shareholders, as applicable, if the board of directors of the Receiving Party (after receiving advice from its external financial and legal advisors) shall have determined in good faith that the failure to make such disclosure would be expected to be inconsistent with its fiduciary duties or such disclosure is otherwise required by Law, (c) calling and holding a meeting of Hudbay Shareholders or CMMC Shareholders, as applicable, requisitioned by Hudbay Shareholders or CMMC Shareholders, as applicable, in accordance with the CBCA or BCBCA, as applicable, or (d) calling and holding a meeting of Hudbay Shareholders or CMMC Shareholders, as applicable, ordered to be held by a court in accordance with Law.

Each successive amendment or modification of any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Hudbay Shareholders or CMMC Shareholders, as applicable or other material terms or conditions thereof, shall constitute a new Acquisition Proposal.

The Receiving Party shall ensure that the Representatives retained by the other Party and/or its Subsidiaries in connection with the transactions contemplated by the Arrangement Agreement are aware of the covenants regarding non-solicitation and Acquisition Proposals, and the Receiving Party shall be responsible for any breach of such covenants by such Representatives.

If the Receiving Party provides the other Party with the notice of an Acquisition Proposal on a date that is less than five calendar days prior to the Hudbay Meeting or CMMC Meeting, as applicable, the Receiving Party may (and, if requested by the other Party, the Receiving Party shall) adjourn the Hudbay Meeting or CMMC Meeting, as applicable, to a date that is not less than seven calendar days and not more than 10 calendar days after the date scheduled, provided, however, that the Hudbay Meeting or CMMC Meeting, as applicable, shall not be adjourned or postponed to a date later than the seventh business day prior to the Outside Date.

Termination of the Arrangement Agreement

Termination by Either Party

The Arrangement Agreement may be terminated prior to the Effective Time by the mutual written agreement of the Parties, or by either CMMC or Hudbay if:

•

Occurrence of Outside Date. The Effective Time shall not have occurred on or before the Outside Date, except that such termination right is not available to any Party whose failure to perform any of its covenants or agreements or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

•

Illegality. After the date of the Arrangement Agreement, there shall have been enacted, made or enforced any applicable Law (or any applicable Law shall have been amended) that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins CMMC or Hudbay from consummating the Arrangement and such applicable Law, prohibition or enjoinment shall have become final and non-appealable; provided that the Party seeking to exercise this termination right has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement, and provided further that the enactment, making, enforcement or amendment of such Law was not primarily due to the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement;

•

Failure to Obtain CMMC Shareholder Approval. The CMMC Shareholder Approval shall not have been obtained at the CMMC Meeting (or any adjournment(s) or postponement(s) thereof) in accordance with the Interim Order, except that this right to terminate the Arrangement Agreement shall not be available to any Party whose failure to perform any of its covenants or agreements or breach of any of its representations and warranties in any material respect under the Arrangement Agreement has been the cause of, or resulted in, the failure to receive the CMMC Shareholder Approval; or

•

Failure to Obtain Hudbay Shareholder Approval. The Hudbay Shareholder Approval shall not have been obtained at the Hudbay Meeting (or any adjournment(s) or postponement(s) thereof) in accordance with applicable Law, except that this right to terminate the Arrangement Agreement shall not be available to any Party whose failure to perform any of its covenants or agreements or breach of any of its representations and warranties in any material respect under the Arrangement Agreement has been the cause of, or resulted in, the failure to receive the Hudbay Shareholder Approval.

Termination by Hudbay

The Arrangement Agreement may be terminated prior to the Effective Time by Hudbay if:

•

CMMC Change in Recommendation. The CMMC Board fails to recommend or withdraws, amends, modifies or qualifies, or proposes publicly to withdraw, qualify, amend or modify, in a manner adverse to Hudbay or fails to publicly reaffirm (without qualification) the CMMC Board Recommendation within five business days (and in any case prior to the CMMC Meeting) after having been requested in writing by Hudbay (acting reasonably) to do so or takes no position or a neutral position with respect to a publicly announced or publicly disclosed Acquisition Proposal in respect of the CMMC for more than five business days after such Acquisition Proposal’s public announcement or public disclosure (a “Change in Recommendation”);

•	CMMC Breach of Non-Solicit. CMMC breaches, in any material respect, the covenants described under “Non-Solicitation” above;

•	CMMC Material Adverse Effect. A CMMC Material Adverse Effect after the date of the Arrangement Agreement has occurred and is continuing;

•

Breach of Representation or Warranty or Failure to Perform Covenants by CMMC. Subject to compliance with the notice and cure provisions of the Arrangement Agreement, (a) a breach of any representation or warranty, or (b) failure to perform any covenant or agreement on the part of CMMC set forth in the Arrangement Agreement (other than the covenants relating to non-solicitation and Acquisition Proposals described above), in each case, shall have occurred that would cause the mutual conditions precedent or conditions precedent to Hudbay’s obligations not to be satisfied, and such breach or failure is incapable of being cured prior to the Outside Date; provided that Hudbay is not then in breach of the Arrangement Agreement so as to cause any mutual condition precedent or condition precedent to CMMC’s obligations not to be satisfied; or

•

Hudbay Superior Proposal. Prior to the approval of the Hudbay Resolution, Hudbay wishes to enter into a Proposed Agreement with respect to a Hudbay Superior Proposal (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement); provided that Hudbay is then in compliance with the covenants relating to non-solicitation and Acquisition Proposals described above in all material respects and that, prior to or concurrently with such termination, Hudbay pays the Hudbay Termination Payment described below.

Termination by CMMC

The Arrangement Agreement may be terminated prior to the Effective Time by CMMC if:

•

Hudbay Change in Recommendation. The Hudbay Board fails to recommend or withdraws, amends, modifies or qualifies, or proposes publicly to withdraw, qualify, amend or modify, in a manner adverse to CMMC or fails to publicly reaffirm (without qualification) the Hudbay Board Recommendation within five business days (and in any case prior to the Hudbay Meeting) after having been requested in writing by CMMC (acting reasonably) to do so or takes no position or a neutral position with respect to a publicly announced or publicly disclosed Acquisition Proposal in respect of Hudbay for more than five business days after such Acquisition Proposal’s public announcement or public disclosure (a “Hudbay Change in Recommendation”);

•	Hudbay Breach of Non-Solicit. Hudbay breaches, in any material respect, the covenants described under “Non-Solicitation” above;

•	Hudbay Material Adverse Effect. A Hudbay Material Adverse Effect after the date of the Arrangement Agreement has occurred and is continuing;

•

Breach of Representation or Warranty or Failure to Perform Covenants by Hudbay. Subject to compliance with the notice and cure provisions of the Arrangement Agreement, (i) a breach of any representation or warranty, or (ii) failure to perform any covenant or agreement on the part of Hudbay set forth in the Arrangement Agreement (other than the covenants described under “Non-Solicitation” above), in each case, shall have occurred that would cause the mutual conditions precedent or conditions precedent to CMMC’s obligations not to be satisfied, and such breach or failure is incapable of being cured prior to the Outside Date; provided that CMMC is not then in breach of the Arrangement Agreement so as to cause any mutual condition precedent or condition precedent to Hudbay’s obligations not to be satisfied; or

•

CMMC Superior Proposal. Prior to the approval of the Arrangement Resolution, CMMC wishes to enter into a Proposed Agreement with respect to a CMMC Superior Proposal (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement); provided that CMMC is then in compliance with the covenants relating to non-solicitation and Acquisition Proposals described above in all material respects and that, prior to or concurrently with such termination, CMMC pays the CMMC Termination Payment described below.

Termination Event and Termination Payment

The Arrangement Agreement provides that (a) if a Hudbay Termination Payment Event occurs, Hudbay shall pay, as liquidated damages in consideration for the loss of CMMC’s rights under the Arrangement Agreement, by wire transfer of immediately available funds, the Hudbay Termination Payment in the amount of C$69,000,000 to CMMC; and (b) if a CMMC Termination Payment Event occurs, CMMC shall pay, as liquidated damages in consideration for the loss of Hudbay’s rights under the Arrangement Agreement, by wire transfer of immediately available funds, the CMMC Termination Payment in the amount of C$22,000,000 to Hudbay.

A “CMMC Termination Payment Event” means the termination of the Arrangement Agreement:

•

by Hudbay upon the circumstances described in the paragraph “CMMC Change in Recommendation” or “CMMC Breach of Non-Solicit” under the heading “Termination of the Arrangement Agreement – Termination by Hudbay” above;

•	by CMMC upon circumstances described in the paragraph “CMMC Superior Proposal” under the heading “Termination of the Arrangement Agreement – Termination by CMMC” above; or

•

by either Party upon circumstances described in the paragraphs “Occurrence of Outside Date” or “CMMC Shareholder Approval” under the heading “Termination of the Arrangement Agreement – Termination by Either Party” above, or by Hudbay upon circumstances described in the paragraph “Breach of Representation or Warranty or Failure to Perform Covenants by CMMC” under the heading “Termination of the Arrangement Agreement – Termination by Hudbay” above, but, in each case, only if:

(A)	prior to such termination, a bona fide Acquisition Proposal in respect of CMMC shall have been made to CMMC and publicly announced by any Person (other than Hudbay or its affiliates),

(B)	such Acquisition Proposal has not expired or been withdrawn at least five business days prior to the CMMC Meeting, and

(C)

within 12 months following the date of such termination, either (1) CMMC or one or more of its Subsidiaries enters into a Contract in respect of an Acquisition Proposal other than a confidentiality agreement permitted by the Arrangement Agreement (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clauses (A) and (B) above) and such Acquisition Proposal is subsequently consummated (whether or not within such 12-month period), or (2) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clauses (A) and (B) above) is consummated.

A “Hudbay Termination Payment Event” means the termination of the Arrangement Agreement:

•

by CMMC upon the circumstances described in the paragraph “Hudbay Change in Recommendation” or “Hudbay Breach of Non-Solicit” under the heading “Termination of the Arrangement Agreement – Termination by CMMC” above;

•	by Hudbay upon circumstances described in the paragraph “CMMC Superior Proposal” under the heading “Termination of the Arrangement Agreement – Termination by Hudbay” above; or

•

by either Party upon circumstances described in the paragraphs “Occurrence of Outside Date” or “CMMC Shareholder Approval” under the heading “Termination of the Arrangement Agreement – Termination by Either Party” above, or by CMMC upon circumstances described in the paragraph “Breach of Representation or Warranty or Failure to Perform Covenants by Hudbay” under the heading “Termination of the Arrangement Agreement –Termination by CMMC” above, but, in each case, only if:

(A)	prior to such termination, a bona fide Acquisition Proposal in respect of Hudbay shall have been made to Hudbay and publicly announced by any Person (other than CMMC or its affiliates),

(B)	such Acquisition Proposal has not expired or been withdrawn at least five business days prior to the Hudbay Meeting, and

(C)

within 12 months following the date of such termination, either (i) Hudbay or one or more of its Subsidiaries enters into a Contract in respect of an Acquisition Proposal other than a confidentiality agreement permitted by the Arrangement Agreement (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clauses (A) and (B) above) and such Acquisition Proposal is subsequently consummated (whether or not within such 12-month period), or (ii) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clauses (A) and (B) above) is consummated.

For purposes of the CMMC Termination Payment Event and the Hudbay Termination Payment Event referred to above, the term “Acquisition Proposal” has the meaning assigned to that term in the Arrangement Agreement, except that references to “20% or more” are deemed to be references to “50% or more”.

Amendments

Subject to the provisions of the Interim Order and Final Order and applicable Laws, the Plan of Arrangement and applicable Laws, the Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the CMMC Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the CMMC Shareholders, and any such amendment may without limitation:

•	change the time for performance of any of the obligations or acts of the Parties;

•	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

•	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

•	waive compliance with or modify any mutual conditions precedent herein contained.

In addition, pursuant to the Plan of Arrangement:

•

Hudbay and CMMC reserve the right to amend, modify or supplement the Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (a) agreed to in writing by CMMC and Hudbay, (b) filed with the Court and, if made following the CMMC Meeting, approved by the Court, and (c) communicated to CMMC Shareholders and the holders of CMMC Incentive Awards if and as required by the Court.

•

subject to the provisions of the Interim Order, any amendment, modification or supplement to the Plan of Arrangement may be proposed by Hudbay and CMMC at any time prior to the CMMC Meeting (provided, however, that the Parties shall have consented thereto in writing), with or without any other prior notice or communication, and, if so proposed and accepted by the Persons voting at the CMMC Meeting (other than as may be required under the Interim Order), shall become part of the Plan of Arrangement for all purposes.

•

any amendment, modification or supplement to the Plan of Arrangement that is approved by the Court following the CMMC Meeting shall be effective only if: (a) it is consented to in writing by each of Hudbay and the CMMC (each acting reasonably); and (b) if required by the Court, it is consented to by the CMMC Shareholders voting in the manner directed by the Court.

•

any amendment, modification or supplement to the Plan of Arrangement may be made by CMMC and Hudbay without the approval of or communication to the Court or the CMMC Shareholders, provided that it concerns a matter which, in the reasonable opinion of CMMC and Hudbay, is of an administrative or ministerial nature required to better give effect to the implementation of the Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the CMMC Shareholders.

•	the Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

SECURITIES LAW MATTERS

Interests of Certain Persons in the Arrangement

The directors, officers and other related parties of Hudbay and CMMC may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of other Hudbay Shareholders and CMMC Shareholders, respectively, and that may present them with actual or potential conflicts of interest in connection with the Arrangement. Other than the interests and benefits described below, all of which relate to CMMC, none of the directors or officers of Hudbay and CMMC or, to the knowledge of the directors and officers of Hudbay and CMMC, any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon in connection with the Arrangement or that would materially affect the Arrangement. The CMMC Board was aware of these interests and considered them, among other matters, when recommending the approval of the Arrangement by CMMC Shareholders.

All of the benefits received, or to be received, by directors, officers or employees of CMMC as a result of the Arrangement are, and will be, solely in connection with their services as directors, officers or employees of CMMC. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such Person for CMMC Shares held by such Persons and no consideration is, or will be, conditional on the Person supporting the Arrangement.

Treatment of CMMC Incentive Awards

All CMMC Incentive Awards, including all Hudbay Replacement Options, will ultimately be settled in cash or Hudbay Shares and cancelled as part of the Arrangement. Each CMMC Incentive Award will be treated on the same basis as other awards granted pursuant to the same incentive plan. Pursuant to the Plan of Arrangement: (a) all CMMC RSUs and CMMC PSUs will be settled in CMMC Shares that thereafter convert to Hudbay Shares; (b) all CMMC DSUs, CMMC Phantom Options and CMMC Phantom RSUs will be settled in cash; and (c) all CMMC Options will be exchanged for Hudbay Replacement Options that thereafter settle in cash, unless otherwise exercised by the holder thereof for Hudbay Shares. The form of settlement (cash or Hudbay Shares) for the CMMC Incentive Awards was individually considered for each category of CMMC Incentive Award as part of the broader arm’s length Arrangement negotiations. In arriving at the foregoing settlement plan for the CMMC Incentive Awards, the Parties gave particular consideration to, among other things: (w) the number of incentive awards granted pursuant to each plan; (x) the fair and equal treatment of all CMMC Incentive Awards granted pursuant to the same incentive plan; and (y) the best use of the cash resources of Hudbay (and the Combined Company).

There were 2,754,375 CMMC PSUs and 3,020,441 CMMC RSUs issued and outstanding as of May 12, 2023 (being the last business day preceding the date of this Circular). On completion of the Arrangement, and assuming that the number of CMMC PSUs and CMMC RSUs issued and outstanding as of May 12, 2023 does not change prior to the Effective Date, it is expected that the total number of Hudbay Shares that will be issued in exchange therefor will be approximately 2,200,205 Hudbay Shares. Notwithstanding that the CMMC PSU Plan provides for the cash settlement of CMMC PSUs issued thereunder (representing approximately 25% of all CMMC PSUs, with CMMC PSUs granted under the CMMC LTIP representing the balance), such awards will be settled in Hudbay Shares of equivalent value pursuant to the Plan of Arrangement. With respect to CMMC PSUs and CMMC RSUs issued under the CMMC LTIP and CMMC RSU Plan, as applicable, the treatment of such CMMC PSUs and CMMC RSUs under the Plan of Arrangement is consistent with the terms of the CMMC LTIP and CMMC RSU Plan, as applicable, which allows for settlement of awards in shares.

There were 935,645 CMMC DSUs, 200,000 CMMC Phantom Options and 427,179 CMMC Phantom RSUs issued and outstanding as of May 12, 2023. No Hudbay Shares will be issued, or are issuable, to the holders of the CMMC DSUs, CMMC Phantom Options and CMMC Phantom RSUs in connection with the Arrangement. The treatment of the CMMC DSUs, CMMC Phantom Options and CMMC Phantom RSUs pursuant to the Plan of Arrangement is consistent with the terms of the governing incentive plan or individual award agreement, as applicable, all of which allow for cash settlement.

There were 3,363,645 CMMC Options issued and outstanding as of May 12, 2023. As part of the Arrangement, the CMMC Options will be exchanged for Hudbay Replacement Options and thereafter settled in cash, unless a holder thereof elects to exercise all such Hudbay Replacement Options for Hudbay Shares. CMMC expects that all or substantially all of the Hudbay Replacement Options will be settled in cash. However, if all Hudbay Replacement Options are exercised in connection with the Arrangement and the number of CMMC Options issued and outstanding as of May 12, 2023 does not change prior to the Effective Date, approximately 1,281,549 Hudbay Shares would be issuable upon the exercise of the Hudbay Replacement Options. The treatment of the CMMC Options pursuant to the Plan of Arrangement is consistent with the terms of the CMMC Option Plan.

All CMMC Shares and CMMC Incentive Awards held by members of the CMMC Board and officers and senior vice presidents of CMMC (the “CMMC Executives”) and their associates and affiliates will be treated in the same fashion under the Arrangement as those held by other holders of CMMC Shares and CMMC Incentive Awards. See “The Arrangement – Arrangement Mechanics” for how the CMMC Shares and the CMMC Incentive Awards will be affected by the Arrangement.

CMMC Options

As of the CMMC Record Date, the members of the CMMC Board and the CMMC Executives set out below held 2,482,149 CMMC Options. Pursuant to the Plan of Arrangement, each CMMC Option outstanding immediately prior to the Effective Time will, without any further action by or on behalf of a holder, be exchanged for a Hudbay Replacement Option exercisable to purchase from Hudbay the number of Hudbay Shares equal to the product of the (A) number of CMMC Shares subject to the CMMC Option immediately before the Effective Time multiplied by (B) Exchange Ratio (provided that if the foregoing would result in the issuance of a fraction of a Hudbay Share on any particular exercise of Hudbay Replacement Options, then the number of Hudbay Shares otherwise issued will be rounded down to the nearest whole number of Hudbay Shares). The exercise price per Hudbay Share subject to any such Hudbay Replacement Option will be an amount equal to the quotient of the (X) exercise price per CMMC Share underlying the exchanged CMMC Option immediately prior to the Effective Time divided by (Y) Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of Hudbay Replacement Options will be rounded up to the nearest whole cent). It is intended that (a) the provisions of subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of options and (b) such exchange of options be treated as other than the grant of a new stock right or a change in the form of payment pursuant to section 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Hudbay Replacement Option will be adjusted such that the In-The-Money Value of the Hudbay Replacement Option immediately after the exchange does not exceed the In-The-Money Value of the CMMC Option for which it was exchanged immediately before the exchange. All terms and conditions of a Hudbay Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the CMMC Option for which it was exchanged, and will be governed by the terms of the applicable CMMC Option Plan and any document evidencing a CMMC Option will thereafter evidence and be deemed to evidence such Hudbay Replacement Option.

Following the exchange of CMMC Options for Hudbay Replacement Options, but also pursuant to the Plan of Arrangement, each Hudbay Replacement Option will be deemed to be fully vested on the Effective Date and, without any further action by or on behalf of a holder of a Hudbay Replacement Option, the holder’s Hudbay Replacement Options will either: (a) if prior to the exchange of CMMC Options for Hudbay Replacement Options as described above, Hudbay has received notice of the exercise of the holder’s Hudbay Replacement Options and the holder has paid the required exercise price to Hudbay, be exercised and the holder will be entitled to receive the Hudbay Shares issuable pursuant to the exercise of such Hudbay Replacement Options; or (b) in any other case, be transferred and assigned by the holder, free and clear of any Liens, to Hudbay and the holder will be entitled to receive in exchange therefor a cash payment from Hudbay equal to the (i) aggregate Hudbay Replacement Option Value of the holder’s Hudbay Replacement Options, less (ii) Applicable Withholdings (which Applicable Withholdings will be remitted to the applicable Governmental Entity on behalf of the holder), whereupon the name of the holder will be removed from the register of options maintained by Hudbay, and each Hudbay Replacement Option will immediately be cancelled and all agreements relating to the Hudbay Replacement Options will be terminated and will be of no further force and effect.

CMMC RSUs

As of the CMMC Record Date, the members of the CMMC Board and the CMMC Executives set out below held 2,084,993 CMMC RSUs. If the Arrangement is consummated, each CMMC RSU will be deemed to be fully vested on the Effective Date and will, without any further action by or on behalf of a holder, be transferred and assigned by the holder thereof, free and clear of any Liens, to CMMC, and the holder thereof will be entitled to receive in exchange therefor and CMMC will issue in settlement of the holder’s CMMC RSUs that number of CMMC Shares which the holder would otherwise be entitled to receive under the CMMC RSU Plan in respect of each CMMC RSU, whereupon the name of such CMMC RSU holder will be removed from the register of CMMC RSUs maintained by CMMC, and the CMMC RSU Plan, and each CMMC RSU will immediately be cancelled and all agreements relating to the CMMC RSUs will be terminated and will be of no further force and effect, and the holder will be and will be deemed to be the holder of that number of CMMC Shares so issued.

CMMC PSUs

As of the CMMC Record Date, the members of the CMMC Board and the CMMC Executives set out below held 1,543,554 CMMC PSUs. If the Arrangement is consummated, each CMMC PSU will, without any further action by or on behalf of a holder, be deemed to be fully vested on the Effective Date and will be transferred and assigned by the holder thereof, free and clear of any Liens, to CMMC, the Adjustment Factor or the Performance Multiplier, as applicable, will be deemed to be 100%, and the holder thereof will be entitled to receive in exchange therefor and CMMC will issue in settlement of the holder’s CMMC PSUs that number of CMMC Shares which the holder would otherwise be entitled to receive under the CMMC PSU Plan in respect of each CMMC PSU, whereupon the name of such CMMC PSU holder will be removed from the register of CMMC PSUs maintained by CMMC, and the CMMC PSU Plan and the CMMC LTIP and each CMMC PSU will immediately be cancelled and all agreements relating to the CMMC PSUs will be terminated and will be of no further force and effect, and the holder will be and will be deemed to be the holder of that number of CMMC Shares so issued.

CMMC DSUs

As of the CMMC Record Date, members of the CMMC Board held 935,645 CMMC DSUs. If the Arrangement is consummated, each CMMC DSU will, without any further action by or on behalf of a holder, be deemed to be fully vested on the Effective Date and will be transferred and assigned by the holder thereof, free and clear of any Liens, to CMMC, and the holder thereof will be entitled to receive in exchange therefor a cash payment from CMMC equal to the (A) aggregate CMMC DSU Value of the holder’s CMMC DSUs, less (B) Applicable Withholdings (which Applicable Withholdings will be remitted to the applicable Governmental Entity on behalf of the holder), whereupon the name of such CMMC DSU holder will be removed from the register of CMMC DSUs maintained by CMMC, and the CMMC DSU Plan and each CMMC DSU will immediately be cancelled and all agreements relating to the CMMC DSUs will be terminated and will be of no further force and effect.

CMMC Phantom Options

As of the CMMC Record Date, no members of the CMMC Board or the CMMC Executives held CMMC Phantom Options.

CMMC Phantom RSUs

As of the CMMC Record Date, no members of the CMMC Board or the CMMC Executives held CMMC Phantom RSUs.

Consideration

The following table sets out the names and positions of the members of the CMMC Board and the CMMC Executives as of the CMMC Record Date, the number of CMMC Shares and CMMC Incentive Awards owned, or over which control or direction was exercised, by each such member of the CMMC Board or officer of CMMC and, where known after reasonable inquiry, by their respective associates or affiliates and the consideration to be received for such CMMC Shares or CMMC Incentive Awards pursuant to the Arrangement.

Name and Position	CMMC Shares (% of I/O)(1)	(a) Consideration received from CMMC Shares (C$)(2)	CMMC Incentive Awards				(b) Consideration received from CMMC Incentive Awards (C$)(2)(3)	(a) + (b) Total Consideration from CMMC Shares and CMMC Incentive Awards (C$)
			CMMC RSUs	CMMC PSUs	CMMC DSUs	CMMC Options
Gilmour Clausen Director, President and Chief Executive Officer	6,351,276 (2.96%)	16,957,907	639,925	579,078	–	173,980	3,618,357	20,576,264
Letitia Wong Chief Financial Officer	336,512 (0.16%)	898,487	505,157	265,911	–	916,220	3,667,787	4,566,274
Donald Strickland Chief Operating Officer	454,012 (0.21%)	1,212,212	382,137	304,847	–	–	1,834,246	3,046,458
Brad Bolger Senior Vice President, Finance	–	–	127,107	107,642	–	169,120	954,252	954,252
Lance Newman Senior Vice President, Development	311,500 (0.15%)	831,705	358,882	178,399	–	768,851	2,767,474	3,599,179
Patrick Redmond Senior Vice President, Exploration and Geoscience	50,000 (0.023%)	133,500	71,785	107,677	–	–	479,165	612,665
William Washington Director	500,000 (0.23%)	1,335,000	–	–	201,061	276,989	1,019,672	2,354,672
Edward Dowling Director	40,000 (0.02%)	106,800	–	–	194,761	–	520,012	626,812
Jeane Hull Director	–	–	–	–	65,427	–	174,690	174,690
M. Stephen Enders Director	–	–	–	–	64,482	–	172,166	172,166
Michele Buchignani Director	165,000 (0.08%)	440,550	–	–	201,061	176,989	878,672	1,319,222
Paula Rogers Director	40,000 (0.02%)	106,800	–	–	96,028	–	256,394	363,194
Peter Sullivan Director	–	–	–	–	112,826	–	301,245	301,245

Notes

(1)

Based on 214,383,473 CMMC Shares issued and outstanding as of the CMMC Record Date. Unless otherwise indicated, the holdings of the applicable member of the CMMC Board or CMMC Executive are less than or equal to 0.01% of the issued and outstanding CMMC Shares.

(2)

The Consideration implies a value of approximately C$2.67 per CMMC Share based on the closing price of the Hudbay Shares on the TSX on April 12, 2023, the business day immediately prior to the announcement that Hudbay and CMMC had entered into the Arrangement Agreement.

(3)

The cash amount exchanged for, and in settlement of, CMMC DSUs and CMMC Options held by those members of the CMMC Board and CMMC Executives was calculated in accordance with the CMMC DSU Plan and CMMC Option Plan, respectively.

In addition, as a result of the Arrangement, certain CMMC Executives may receive additional benefits as described below under the heading “Amended Employment Agreement and Consulting Agreement” (in the case of Mr. Gilmour Clausen, the President and Chief Executive Officer of CMMC) and “Termination and Change of Control Benefits” (in the case of the other CMMC Executives).

Amended Employment Agreement and Consulting Agreement

On November 9, 2022, CMMC announced that it had initiated a succession planning process in connection with the planned retirement of Mr. Gilmour Clausen. This process concluded on March 16, 2023 with the announcement by CMMC of the appointment of Mr. Patrick Merrin as President and Chief Executive Officer of CMMC effective as of April 24, 2023. In connection with his appointment, CMMC and Mr. Merrin entered into an executive employment agreement (the “Merrin Employment Agreement”) which set out, among other things, the duties and responsibilities of Mr. Merrin as President and Chief Executive Officer of CMMC and his contractual executive compensation entitlements.

In connection with the execution of the Arrangement Agreement on April 13, 2023, Mr. Clausen entered into a separation and consulting agreement with CMMC (the “Consulting Agreement”) pursuant to which he agreed to (a) defer the date of his retirement and remain as President and Chief Executive Officer of CMMC until the closing of the Arrangement, in order to facilitate the successful closing of the Arrangement, and (b) provide specified ongoing support and assistance for a 12-month period following completion of the Arrangement as an independent consultant to the Combined Company. CMMC and Mr. Merrin also agreed to amend the Merrin Employment Agreement (the “Amended Merrin Employment Agreement”) to, among other things, suspend Mr. Merrin’s appointment as President and Chief Executive Officer and vary his corresponding duties and responsibilities as a full-time exclusive employee of CMMC during the period between April 24, 2023 and the completion of the Arrangement. Pursuant to the terms of the Amended Merrin Employment Agreement, Mr. Merrin will assume the role of President and Chef Executive Officer of CMMC only if the Arrangement fails to close.

The Merrin Employment Agreement contains “double trigger” change of control provisions which provide that Mr. Merrin is entitled to receive a severance payment in the event of a “Change in Control” (as defined in the Merrin Employment Agreement) which is followed by the termination of Mr. Merrin’s employment without “Cause” (as defined in the Merrin Employment Agreement) or the resignation of Mr. Merrin for “Good Reason” (as defined in the Merrin Employment Agreement) within 12 months of the completion of such “Change in Control”. The completion of the Arrangement constitutes a “Change in Control” under the Merrin Employment Agreement. Accordingly, in the event that the Arrangement is completed and Mr. Merrin’s employment is terminated without “Cause” or he resigns for “Good Reason” within 12 months of the completion of such “Change in Control”, Mr. Merrin will be entitled to receive a severance payment in an aggregate amount equal to C$2,589,888, as calculated in accordance with the terms of the Merrin Employment Agreement.

Mr. Clausen is not entitled to receive any change of control or other bonus or payment solely as a consequence of the Arrangement or any other severance payment, whether under the Consulting Agreement or otherwise. Instead, in consideration for Mr. Clausen’s agreement to postpone his retirement and remain as President and Chief Executive Officer of CMMC until completion of the Arrangement, and his agreement to provide specified ongoing support and assistance for a 12-month period following completion of the Arrangement as an independent consultant to the Combined Company, under the terms of the Consulting Agreement, Mr. Clausen will be entitled to receive (a) his normal base salary during the period between January 1, 2023 and the completion of the Arrangement, (b) a prorated short-term incentive award for the period between January 1, 2023 and the completion of the Arrangement determined in accordance with CMMC’s short-term incentive plan (the “STIP”), (c) a pro-rated long-term incentive award for the period between January 1, 2023 and the completion of the Arrangement determined in accordance with the CMMC LTIP, and (d) an aggregate fee for consulting services rendered of $680,000 during the 12-month period following completion of the Arrangement. Having regard to the severance payment payable to Mr. Merrin as CEO-elect pursuant to the Amended Merrin Employment Agreement, Mr. Clausen’s Consulting Agreement does not give rise a CEO change of control or severance payment.

Termination and Change of Control Benefits

No director, officer or employee of CMMC is entitled to any change of control or other bonus or payment solely as a consequence of the Arrangement.

The employment agreements (the “Executive Employment Agreements”) of the CMMC Executives (other than, Messrs. Clausen and Merrin, which are described above) contain “double trigger” change of control provisions. The Executive Employment Agreements provide that each such CMMC Executive is entitled to receive a severance payment in the event of a “Change in Control” (as defined in each Executive Employment Agreement) which is followed by the termination of such Person’s employment without “Cause” (as defined in each Executive Employment Agreement), or the resignation of such Person for “Good Reason” (as defined in each Executive Employment Agreement) within 12 months of the completion of such “Change in Control”. The completion of the Arrangement constitutes a “Change in Control” pursuant to the Executive Employment Agreements.

Pursuant to the terms of each Executive Employment Agreement, upon a “Change in Control” followed by the termination of the CMMC Executive without “Cause”, or the resignation of such Person for “Good Reason” within 12 months following a “Change in Control”, as applicable, such Person is entitled to receive a severance payment in an aggregate amount equal to the sum of (a) any base salary and vacation pay earned by such Person and payable to such Person, prorated to the date of termination or resignation (as applicable), (b) any declared but unpaid STIP award for any fiscal year ended prior to the date of termination or resignation (as applicable), (c) a prorated STIP award for the period ending on the date of termination or resignation (as applicable), calculated as a prorated percentage of the STIP award earned by such Person in the immediately preceding fiscal year, and (d) a lump-sum amount equal to the product of (i) the sum of such Person’s base salary and target STIP award and (ii) a predetermined multiplier (being 2.0 for Ms. Wong, 1.5 for Mr. Strickland, and 1.0 for Messrs. Bolger, Newman and Redmond). In addition, any earned but unvested awards granted pursuant to the CMMC LTIP shall immediately vest and become exercisable or payable, as applicable.

The severance payments payable to certain of the CMMC Executives as of the CMMC Record Date pursuant to each such Person’s Executive Employment Agreement (as described above) in the event that the Arrangement is completed and the employment of such Person is terminated without “Cause”, or such Person resigns for “Good Reason” within 12 months of the completion of the Arrangement are as follows: (a) $1,638,379, in the case of Ms. Letitia Wong, Chief Financial Officer, (b) $1,328,259, in the case of Mr. Donald Strickland, Chief Operating Officer, (c) $636,911, in the case of Mr. Brad Bolger, Senior Vice President, Finance, (d) $828,329, in the case of Mr. Lance Newman, Senior Vice President, Project Development, and (e) $701,632, in the case of Mr. Patrick Redmond, Senior Vice President, Exploration and Geoscience, in each case, as calculated in accordance with each such Person’s Executive Employment Agreement. As described above, Mr. Clausen is not entitled to receive any change of control or other bonus or payment solely as a consequence of the Arrangement or any other severance payment, whether under the Consulting Agreement or otherwise.

Continuing Insurance Coverage and Indemnification for Directors and Officers of CMMC

The Arrangement Agreement provides for the purchase by CMMC of customary “tail” policies of directors’ and officers’ liability insurance prior to the Effective Date which provide protection no less favourable in the aggregate than the protection provided by the policies maintained by CMMC and its Subsidiaries in effect immediately prior to the Effective Date, and which provide protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. The Arrangement Agreement also requires Hudbay to, or to cause CMMC and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that the cost of such policies do not exceed 300% of the current annual aggregate premium for the directors’ and officers’ insurance policies currently maintained by CMMC or its Subsidiaries (the “Base Premium”); and provided further that if such insurance can only be obtained at a premium in excess of the Base Premium, CMMC may purchase such insurance at such excess premium only on commercially reasonable terms and market-based pricing following consultation in good faith with Hudbay and with Hudbay’s consent (not to be unreasonably withheld, conditioned or delayed). These obligations survive the completion of the Arrangement.

Pursuant to the Arrangement Agreement, Hudbay has agreed to honour all rights to indemnification or exculpation existing in favour of present and former officers and directors of CMMC and its Subsidiaries to the extent that they were disclosed to Hudbay. Hudbay has further acknowledged that such rights, to the extent that they were disclosed to Hudbay, will survive the completion of the Arrangement for a period of not less than six years from the Effective Date.

Hudbay Board and Senior Officer Appointments

Following completion of the Arrangement, the Hudbay Board will consist of 12 directors, comprised of 10 directors from Hudbay and two directors from CMMC. Hudbay has also agreed to extend offers of employment to two existing senior executives of CMMC to join its existing senior management team. The final composition of the Hudbay Board and the identity of the two senior executives of CMMC that will be extended offers of employment will be determined prior to the Effective Date.

Intentions of Directors and Senior Management

As of the CMMC Record Date, the members of the CMMC Board and senior officers of CMMC who entered into CMMC Support and Voting Agreements beneficially owned, directly or indirectly, or exercised control or direction over, collectively 7,886,800 CMMC Shares representing approximately 3.68% of the issued and outstanding CMMC Shares. Pursuant to the CMMC Support and Voting Agreements, the CMMC Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the CMMC Support and Voting Agreements, to vote their CMMC Shares in favour of the Arrangement Resolution to approve the Arrangement. All directors, officers or employees of CMMC will be receiving the same Consideration for their CMMC Shares under the Arrangement as all other CMMC Shareholders.

Multilateral Instrument 61-101

CMMC is subject to MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure fair and equal treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding “interested parties” or “related parties” (as such terms are defined in MI 61-101), independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to “business combinations” (as such term is defined in MI 61-101) that terminate the interests of securityholders without their consent in circumstances where a related party is entitled to consideration for a security that is not identical in amount and form to the entitlement of securityholders generally or is entitled to a “collateral benefit” (as such term is defined in MI 61-101). If a transaction is a “business combination”, MI 61-101 would require that, in addition to the approval of the transaction by at least two-thirds of the votes cast by all shareholders present or represented by proxy at a shareholders meeting, the transaction would also require the approval of a simple majority of the votes cast by shareholders, excluding votes cast in respect of shares held by related parties who receive a collateral benefit as a consequence of such transaction.

A collateral benefit includes any benefit that a related party of CMMC is entitled to receive as a consequence of the Arrangement, including without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancement in benefits related to services as an employee, director or consultant of CMMC. MI 61-101 excludes from the meaning of collateral benefit a payment per security that is identical in amount and form to the entitlement of the general body of holders in Canada or securities of the same class, as well as certain benefits to a related party that is received solely in connection with the related party’s service as an employee, director or consultant of the issuer, of an affiliated entity of the issuer or of a successor to the business of the issuer where: (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transactions; (b) the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (d) either (i) the related party and his or her associated entities beneficially owns, or exercises control or direction over, less than 1% of each class of the outstanding securities of the issuer, or (ii) the related party discloses to an independent committee of the issuer the amount of the consideration that he or she expects to be beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities he or she beneficially owns and the independent committee acting in good faith determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party will receive pursuant to the terms of the transaction for the equity securities it beneficially owns, and the independent committee’s determination is disclosed in the disclosure document for the transaction.

In connection with the Arrangement, the outstanding CMMC Incentive Awards will be treated as set forth under “Securities Law Matters – Interests of Certain Persons in the Arrangement”, and the CMMC Executives are entitled to certain rights under the Consulting Agreement and the Executive Employment Agreements, as applicable, as set forth and in the circumstances described under “Securities Law Matters – Interests of Certain Persons in the Arrangement – Amended Employment Agreement and Consulting Agreement” and “Securities Law Matters – Interests of Certain Persons in the Arrangement – Termination and Change of Control Benefits”. CMMC has considered whether these entitlements may constitute collateral benefits for purposes of MI 61-101 such that the Arrangement would therefore constitute a “business combination” under MI 61-101. CMMC has determined that the only related party who is receiving a collateral benefit for the purposes of MI 61-101 in connection with the Arrangement and beneficially owns or exercises control or direction over more than 1% of CMMC’s outstanding equity securities is Mr. Gilmour Clausen. Mr. Clausen beneficially owns or exercises control over 6,351,276 CMMC Shares (calculated in accordance with the provisions of MI 61-101), representing approximately 2.96% of the outstanding CMMC Shares, and the value of the collateral benefit he will receive is greater than 5% of the total consideration he will receive. Consequently, the Arrangement constitutes a business combination in respect of CMMC and, as a result, “minority approval” (as defined in MI 61-101) is required for the Arrangement Resolution. The CMMC Shares Mr. Clausen beneficially owns, directly or indirectly, or over which he has control or direction, will be excluded for the purpose of determining if minority approval of the Arrangement Resolution is obtained. This minority approval is in addition to the requirement that the Arrangement Resolution be approved by at least two-thirds of the votes cast by CMMC Shareholders present virtually or represented by proxy at the CMMC Meeting.

CMMC is not required to obtain a formal valuation under MI 61-101 as no “interested party” (as defined in MI 61-101) is, as a consequence of the Arrangement, directly or indirectly acquiring CMMC or its business or combining with CMMC, whether alone or with joint actors, and there is no “connected transaction” that would qualify as a “related party transaction” (as defined in MI 61-101) for which CMMC would be required to obtain a formal valuation. Furthermore, except as described under “The Arrangement – Background to the Arrangement”, neither CMMC nor any director or executive officer of CMMC, after reasonable inquiry, has knowledge of any “prior valuation” (as defined in MI 61-101) in respect of CMMC that has been made in the 24 months before the date of this Circular and no bona fide prior offer (as contemplated in MI 61-101) that relates to the transactions contemplated by the Arrangement has been received by CMMC during the 24 months prior to the date of the Arrangement Agreement.

Other Canadian Securities Law Considerations

The Hudbay Shares to be issued to CMMC Shareholders pursuant to the Arrangement, will be issued in reliance on exemptions from the prospectus and registration requirements of Canadian Securities Laws, will generally be “freely tradeable” and the resale of such Hudbay Shares will be exempt from the prospectus requirements (and not subject to any “restricted period” or “hold period”) under Canadian Securities Laws if the following conditions are met: (a) the trade is not a “control distribution” (as defined under Canadian Securities Laws); (b) no unusual effort is made to prepare the market or to create a demand for the Hudbay Shares; (c) no extraordinary commission or consideration is paid to a Person or company in respect of the trade; and (d) if the selling shareholder is an insider or an officer of Hudbay, the selling shareholder has no reasonable grounds to believe that Hudbay is in default of applicable securities legislation. CMMC Shareholders are urged to consult their legal advisors to determine the applicability to them of the resale restrictions prescribed by Canadian Securities Laws applicable to trades in Hudbay Shares issued pursuant to the Arrangement.

United States Securities Law Considerations

The following discussion is only a general overview of certain requirements of U.S. Securities Laws that may be applicable to the Consideration Shares and Hudbay Replacement Options issuable upon completion of the Arrangement. All holders of such securities are urged to consult with their own counsel to ensure compliance with U.S. Securities Laws.

The following discussion does not address the Canadian Securities Laws that will apply to the issue of Consideration Shares and Hudbay Replacement Options or the resale of any such securities, within Canada by CMMC Shareholders and CMMC Option holders in the United States. CMMC Shareholders and CMMC Option holders in the United States reselling any such securities in Canada must comply with Canadian Securities Laws, as outlined elsewhere in this Circular.

The offer and sale of the Consideration Shares issuable to CMMC Shareholders and CMMC CDI holders in exchange for their CMMC Shares and CMMC CDIs, respectively, and the offer and sale of the Hudbay Replacement Options issuable in exchange for CMMC Options, in each case pursuant to the Arrangement, have not been and will not be registered under the U.S. Securities Act or applicable U.S. state Securities Laws, and such securities will be issued in reliance upon the Section 3(a)(10) Exemption and exemptions from applicable U.S. state Securities Laws. The Section 3(a)(10) Exemption exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all Persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the procedural and substantive fairness of the terms and conditions of the Arrangement will be considered. All persons to whom it is proposed to issue the securities are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. The Court granted the Interim Order on May 15, 2023 and, subject to the approval of the Arrangement by CMMC Shareholders, a hearing on the Arrangement is expected to be held on or about June 15, 2023 by the Court. Accordingly, the Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act, pursuant to the Section 3(a)(10) Exemption, with respect to the issuance of the Consideration Shares to CMMC Shareholders and CMMC CDI holders in exchange for their CMMC Shares and CMMC CDIs, respectively, and the issuance of the Hudbay Replacement Options to holders of CMMC Options in exchange for their CMMC Options, in each case pursuant to the Arrangement upon completion of the Arrangement. The Court has been informed of this effect of the Final Order.

The Consideration Shares to be received by CMMC Shareholders and CMMC CDI holders, respectively, pursuant to the Arrangement upon completion of the Arrangement (which, for avoidance of doubt, does not include the Hudbay Shares issuable upon exercise of the Hudbay Replacement Options), may be resold without restriction under the U.S. Securities Act, except by Persons who are “affiliates” (as defined in Rule 144 of the U.S. Securities Act) of Hudbay after the completion of the Arrangement or who were affiliates of Hudbay within 90 days prior to the completion of the Arrangement. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its “affiliates”. Consideration Shares received by such affiliates or former affiliates of Hudbay will be subject to certain restrictions on resale imposed by the U.S. Securities Act, such that they may not resell such securities in the absence of registration under the U.S. Securities Act or an exemption from such registration, if available, such as the exemption provided by Rule 144 under the U.S. Securities Act or the safe harbor provided by Rule 904 of Regulation S under the U.S. Securities Act.

The exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to the Section 3(a)(10) Exemption or were issued pursuant to another exemption from registration under the U.S. Securities Act. Therefore, the Hudbay Shares issuable upon exercise of the Hudbay Replacement Options to be issued pursuant to the Arrangement may not be issued in reliance upon the Section 3(a)(10) Exemption and the Hudbay Replacement Options may be exercised only pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state Securities Laws. Prior to the issuance of Hudbay Shares pursuant to any such exercise, Hudbay may require evidence (which may include an opinion of counsel) reasonably satisfactory to Hudbay to the effect that the issuance of such Hudbay Shares does not require registration under the U.S. Securities Act or applicable U.S. state Securities Laws.

The Hudbay Shares issued upon exercise of the Hudbay Replacement Options by holders in the United States or who are U.S. Persons will be “restricted securities”, as such term is defined in Rule 144 under the U.S. Securities Act, and may not be resold unless such securities are registered under the U.S. Securities Act and all applicable U.S. state Securities Laws or unless an exemption from such registration requirements is available.

Further information applicable to U.S. securityholders is disclosed under the heading “Joint Management Information Circular – Information for United States Shareholders”.

Australian Securities Law Considerations

Not a Prospectus

This Circular is not, and is not required to be, a prospectus under the Australian Corporations Act. It has been prepared to address requirements of the Laws of the relevant provinces and territories of Canada and its content may not be the same, or presented in the same manner, as information in a prospectus.

Pursuant to the Arrangement Agreement, Hudbay agreed to do all things necessary to ensure that the Consideration Shares to be distributed to Australian Shareholders pursuant to the Plan of Arrangement are exempt from prospectus requirements under the Australian Corporations Act and will be freely tradeable shares immediately following the date on which the Plan of Arrangement becomes Effective (as defined in the Arrangement Agreement). The Consideration Shares will be distributed to Australian Shareholders in reliance on the ASIC Corporations (Foreign Scrip Bids) Instrument 2015/357 on the basis that the time for determining the number of Australian resident shareholders is April 25, 2023.

In addition, the Plan of Arrangement provides that notwithstanding any other provision of the Plan of Arrangement, if it appears to Hudbay that it would be contrary to Law to issue Consideration Shares pursuant to the Arrangement to any CMMC Shareholder that is not a resident in Canada or the United States, respectively, the Consideration Shares that otherwise would be issued to that Person may be issued by Hudbay to the Depositary or another nominee appointed by Hudbay acting as agent for that Person. The Consideration Shares so issued to the Depositary or such nominee, as applicable, will be sold on behalf of that Person as soon as practicable after the Effective Date in the normal course of trading on the TSX and/or the NYSE, on such dates and at such prices as the Depositary or the nominee, as applicable, determines in its sole discretion as agent for such Person. Each such Person shall be entitled to receive a pro rata share of the proceeds of sale (after withholding or deducting any applicable Taxes) of such Consideration Shares on the basis of each such Person’s Consideration Shares held by the Depositary or nominee on behalf of such Person and in full satisfaction of such Person’s Consideration Shares held by the Depositary or nominee on behalf of such Person. The net proceeds of such sale will be remitted to such Person in the same manner as any other cash payments to be delivered to CMMC Shareholders pursuant to the Plan of Arrangement.

Not Australian Shares

Similar to CMMC and the CMMC Shares, Hudbay is not an Australian company and the Hudbay Shares are not shares in an Australian company. Consequently, Hudbay is only regulated under the Australian Corporations Act to a limited extent as a foreign company. Hudbay is subject to the Laws of the Canadian Province of Ontario, and is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Yukon and Nunavut. Accordingly, rights of Hudbay Shareholders in Australia will be determined predominantly under the Laws of the relevant Canadian provinces and territories.

No ASX Listing

Unlike the CMMC Shares, (which are listed on the ASX by way of the CMMC CDIs) the Hudbay Shares are not, and after completion of the Arrangement will not be, listed on the ASX.

Rights and Entitlements of CMMC CDIs

CMMC CDI holders will receive Hudbay Shares pursuant to the Plan of Arrangement. Details of the settlement timetable for the CMMC CDIs are in the process of being confirmed with the ASX. It is anticipated that after the necessary shareholder and court approvals are obtained and closing of the Arrangement is ready to be initiated, trading in CMMC CDIs will go into voluntary suspension for a period of approximately three trading days in anticipation of the closing of the Arrangement. During that time, the ability to transmute CMMC CDIs into the underlying CMMC Shares, and vice versa, is expected to be restricted. Following the Arrangement, the Hudbay Shares will not be listed on the ASX.

Enforcement Warning

The enforcement by Hudbay Shareholders and CMMC Shareholders of any applicable Laws of Australia, including Laws as to misleading conduct, or the common law including Laws relating to negligence, may be affected adversely by the fact that Hudbay and CMMC are organized under the Laws of Ontario, Canada, being a jurisdiction outside Australia, that some or all of the officers and directors of Hudbay and CMMC, respectively, are residents of countries other than Australia, that some or all of the experts named in this Circular and the documents incorporated by reference herein are residents of countries other than Australia and that some or all of the assets of Hudbay, CMMC and such Persons are located outside Australia. As a result, it may be difficult for Hudbay Shareholders and CMMC Shareholders in Australia to take action in Australian federal or state courts and under Australian Law against Hudbay, CMMC and such Persons. In addition, Hudbay Shareholders and CMMC Shareholders in Australia cannot be assured that the courts of Canada would enforce judgements of Australian courts obtained in actions under the Laws of Australia against such Persons.

See “Joint Management Information Circular – Information for Australian Shareholders” for further information relevant to Australian Shareholders of CMMC.

INFORMATION CONCERNING THE HUDBAY MEETING

The Hudbay Meeting will be held on June 13, 2023, subject to any adjournment or postponement thereof, in a virtual-only format via live webcast available online at https://web.lumiagm.com/265891707, using password hudbayspecial (case sensitive) at 10:30 a.m. (Toronto Time) for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders of Hudbay.

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, e-mail, Internet, fax transmission or other electronic means of communication or in person by the directors, officers, employees and representatives of Hudbay. The total cost of soliciting proxies and mailing the materials in connection with the Hudbay Meeting will be borne by Hudbay. In addition, Hudbay and CMMC have engaged Kingsdale Advisors as their strategic shareholder advisor and proxy solicitation agent and will pay fees of approximately C$200,000, in aggregate, to Kingsdale Advisors for proxy solicitation services in addition to certain out-of-pocket expenses. Hudbay and CMMC may also reimburse brokers and other persons holding Shares in their name or in the name of nominees for their costs incurred in sending proxy material to their principals in order to obtain their proxies. Kingsdale Advisors’ fee will be borne in equal amounts by Hudbay and CMMC.

Officers and directors of Hudbay, collectively holding approximately 0.28% of the total Hudbay Shares, as at the Hudbay Record Date, have entered into Hudbay Support and Voting Agreements with CMMC pursuant to which the Hudbay Supporting Shareholders have agreed to, among other things, support the Arrangement and vote all Hudbay Shares beneficially owned by them in favour of the Hudbay Resolution, subject to the terms and conditions of such agreements.

Purpose of the Hudbay Meeting

This Circular is furnished in connection with the solicitation of proxies by the management of Hudbay for use at the Hudbay Meeting. As set out in the Notice of Special Meeting of Shareholders of Hudbay, at the Hudbay Meeting, Hudbay Shareholders will be asked to consider and vote on the Hudbay Resolution.

Hudbay Shareholder approval is required in connection with the Arrangement pursuant to the rules and regulations of the TSX. In connection with the Arrangement, Hudbay has reserved for issuance, approximately 89,663,961 Hudbay Shares for issuance to CMMC Shareholders (based on the number of CMMC Shares outstanding on April 12, 2023), representing approximately 34.2% of the Hudbay Shares on a non-diluted basis as of such date. Pursuant to section 611(c) of the TSX Company Manual, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction.

The Hudbay Resolution approves the issuance of up to 89,663,961 Hudbay Shares in connection with the acquisition of all of the CMMC Shares, such number of Hudbay Shares consisting of: (a) up to 83,932,999 Hudbay Shares issuable to CMMC Shareholders pursuant to the Plan of Arrangement; (b) up to 1,461,250 Hudbay Shares issuable upon the exercise of Hudbay Replacement Options to be issued in exchange for CMMC Options issued and outstanding as of the CMMC Record Date; and (c) 4,269,712 Hudbay Shares as a 5% buffer of the foregoing amounts to account for clerical and administrative matters. No Hudbay Shares will be issued, or are issuable, to the holders of the CMMC DSUs, CMMC Phantom Options and CMMC Phantom RSUs in connection with the Arrangement.

The TSX will generally not require further Hudbay Shareholder approval for the issuance of up to an additional 22,415,990 Hudbay Shares, such number being 25% of the number of Hudbay Shares approved for issuance pursuant to the Arrangement Resolution.

Current Hudbay Shareholders and Former CMMC Shareholders are expected to own approximately 76% and 24% of the Hudbay Shares in the Combined Company, respectively, immediately following completion of the Arrangement (on a non-diluted basis), in each case, based on the number of Hudbay Shares and CMMC Shares issued and outstanding as of April 12, 2023 (the business day immediately prior to the announcement of the Arrangement). The completion of the Arrangement will not result in a material impact on control or direction over Hudbay.

As a result, at the Hudbay Meeting, Hudbay Shareholders will be asked to consider and vote upon the Arrangement Resolution and such other business as may properly come before the Hudbay Meeting.

In order for the Arrangement to be completed, Hudbay Shareholders must approve the Hudbay Resolution. To pass, the Hudbay Resolution must be approved by at least a simple majority of the votes cast by Hudbay Shareholders present virtually or represented by proxy and entitled to vote at the Hudbay Meeting.

Who Can Vote

The Hudbay Record Date is April 28, 2023. TSX Trust has prepared a list, as of the close of business (Toronto time) on the Hudbay Record Date, of the Registered Hudbay Shareholders. Hudbay Shareholders whose name appears on such list is entitled to vote the shares on such list at the Hudbay Meeting. Each Hudbay Share entitles the holder to one vote on the Hudbay Resolution.

Voting Hudbay Shares and Participating at the Hudbay Meeting

The Hudbay Meeting is a completely virtual meeting, which will be conducted via live webcast, where all Hudbay Shareholders regardless of geographic location will have an opportunity to participate at the Hudbay Meeting.

Hudbay Shareholders are strongly advised to carefully read the voting and participation instructions below that are applicable to them as well as the Hudbay Virtual Meeting User Guide attached as Appendix F to this Circular.

Registered Hudbay Shareholders

If you were a Registered Hudbay Shareholder on the Hudbay Record Date, you may vote online at the virtual Hudbay Meeting at https://web.lumiagm.com/265891707. Click on ‘I have a control number’ and you will be prompted to enter your twelve-digit TSX control number and the password hudbayspecial (case sensitive). You must be connected to the Internet at all times to be able to vote and it is your responsibility to make sure you stay connected for the entire Hudbay Meeting. Registered Hudbay Shareholders on the Hudbay Record Date who voted prior to the Hudbay Meeting do not need to vote again during the Hudbay Meeting.

Alternatively, you may give another person authority to represent you and vote your shares online at the virtual Hudbay Meeting, as described below under the heading “Voting Hudbay Shares by Proxy”.

If a Registered Hudbay Shareholder would like to ask a question at the Hudbay Meeting, login using your TSX control number and select the messaging icon. Messages can be submitted at any time during the Q&A session up until the Chair closes the session. Type your message within the chat box in the top portion of the messaging screen. Once you are happy with your message click the send button.

Non-Registered Hudbay Shareholders

It is possible that your Hudbay Shares are registered in the name of an intermediary, which is usually a trust company, securities broker or other financial institution. If your Hudbay Shares are registered in the name of an intermediary, you are a Non-Registered Hudbay Shareholder. Your intermediary is entitled to vote the Hudbay Shares held by it and beneficially owned by you on the Hudbay Record Date. However, it must first seek your instructions as to how to vote your Hudbay Shares or otherwise make arrangements so that you may vote your Hudbay Shares directly. An intermediary is not entitled to vote the Hudbay Shares held by it without written instructions from the beneficial owner. As a Non-Registered Hudbay Shareholder, you may vote your Hudbay Shares through your intermediary or online at the virtual Hudbay Meeting by taking the appropriate steps, which are the same for objecting beneficial owners (“OBO”) and non-objecting beneficial owners (“NOBO”) of Hudbay Shares. You are an OBO if you have not allowed your intermediary to disclose your ownership information to Hudbay. You are a NOBO if you have provided instructions to your intermediary to disclose your ownership information to Hudbay.

Please note that if you are a Non-Registered Hudbay Shareholder, regardless of whether you are a NOBO or an OBO, and you wish to vote online at the virtual Hudbay Meeting, you will not be recognized at the Hudbay Meeting for the purpose of voting Hudbay Shares registered in the name of an intermediary unless you appoint yourself as a proxyholder and register with TSX Trust by e-mailing tsxtrustproxyvoting@tmx.com the “Request for control number” form, which can be found at https://tsxtrust.com/resource/en/75 (see “Voting Hudbay Shares by Proxy—Appointing a Proxyholder” below). In order to appoint yourself as proxyholder, you should follow the instructions on the voting instruction form (“VIF”) and, in so doing, specify your own name as the person whom you are appointing as proxy for the purposes of voting your Hudbay Shares. You are reminded that any voting instructions should be communicated to your intermediary in accordance with the procedures set out in the VIF well in advance of the June 9, 2023 deadline for the receipt of proxies.

If you are a Non-Registered Hudbay Shareholder and you would like to ask a question at the Hudbay Meeting, login using the TSX control number you received when you appointed yourself a proxyholder and registered with TSX Trust. Questions can be submitted at any time during the Q&A session up until the Chair closes the session by using the messaging icon. Type your message within the chat box in the top portion of the messaging screen. Once you are happy with your message click the send button.

Non-Registered Hudbay Shareholders who have not duly appointed themselves as proxyholder will not be able to vote or ask questions at the Hudbay Meeting, however such Non-Registered Hudbay Shareholders may still attend the Hudbay Meeting as guests through the live webcast at https://web.lumiagm.com/265891707.

NOBOs and OBOs

NOBOs and OBOs should carefully review the instructions provided to them by their intermediary regarding how to provide voting instructions or how to obtain a proxy with respect to their Hudbay Shares. Such Non-Registered Hudbay Shareholders may also wish to contact their intermediary directly in order to obtain instructions regarding how to vote Hudbay Shares that they beneficially own. The proxy-related materials will be sent by CMMC indirectly to NOBOs and CMMC intends to pay for intermediaries to deliver proxy-related materials and Form 54-101F7 (the request for voting instructions) to OBOs, in accordance with NI 54-101.

Hudbay Shareholders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-866-581-1571 (toll-free in North America) or 1-416-623-2514 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.HudbayPOA.com.

CMMC Shareholders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-855-682-2031 (toll-free in North America) or 1-416-623-4172 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.CopperMountainPOA.com.

Voting Hudbay Shares by Proxy

If you will not be able to attend and vote online at the Hudbay Meeting, you may vote in advance by using the form of proxy or VIF that has been provided to you. A proxy or VIF must be properly completed in writing and must be executed by you or by your attorney authorized in writing.

Deadline for Proxies

Any proxy to be used at the Hudbay Meeting must be received by Hudbay’s transfer agent, TSX Trust, prior to 10:30 a.m. (Toronto Time) on June 9, 2023, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Hudbay Meeting. Late proxies may be accepted or rejected by the Chair of the Hudbay Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

Registered Hudbay Shareholders may provide their voting instructions by any of the following means:

•	by mail to TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1 (a pre-paid, pre-addressed return envelope is enclosed);

•	by courier to TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1;

•	by fax to 1-416-595-9593; or

•	by Internet at www.voteproxyonline.com.

Non-Registered Hudbay Shareholders may provide their voting instructions by mail, by telephone or online at www.proxyvote.com by following the instructions provided to them in their VIF.

Your Proxy Vote

On the form of proxy, you can indicate how you want to vote your Hudbay Shares, or you can let your proxyholder decide for you.

All Hudbay Shares represented by properly completed proxies received by TSX Trust no later than 10:30 a.m. (Toronto Time) on June 9, 2023, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Hudbay Meeting will be voted for, against or withheld from voting, in accordance with your instructions as specified in the proxy. Late proxies may be accepted or rejected by the Chair of the Hudbay Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

If you give directions on how to vote your Hudbay Shares on your form of proxy, your proxyholder must vote your Hudbay Shares according to your instructions. If you have not specified how to vote on a particular matter on your form of proxy, your proxyholder can vote your Hudbay Shares as he or she sees fit. If neither you nor your proxyholder gives specific instructions, your Hudbay Shares will be voted as FOR the approval of the Hudbay Resolution.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Hudbay Meeting (including any postponement of the Hudbay Meeting or continuation after an adjournment of the Hudbay Meeting) and to vote your Hudbay Shares. You have the right to appoint a person or company other than the Hudbay representatives named as proxyholders to represent you at the Hudbay Meeting. To do so, simply fill in the proxyholder’s name in the blank space provided on the enclosed form of proxy. If you leave the space in the form of proxy blank, the persons designated in the form, who are our Chair and our President and Chief Executive Officer, are appointed to act as your proxyholder.

Hudbay Shareholders who wish to appoint a person other than the management nominees identified on the form of proxy or VIF (including a Non-Registered Hudbay Shareholder who wishes to appoint themselves to attend) must carefully follow the instructions in the Circular and on their form of proxy or VIF. These instructions include the additional step of registering such proxyholder with Hudbay’s transfer agent, TSX Trust, by e-mailing tsxtrustproxyvoting@tmx.com the “Request for control number” form, which can be found at https://tsxtrust.com/resource/en/75, after submitting their form of proxy or VIF. Failure to register the proxyholder with TSX Trust will result in the proxyholder not receiving a control number to vote and participate at the Hudbay Meeting. Such an unregistered proxyholder will only be able to attend the Hudbay Meeting as a guest.

Revoking your Proxy

If you submit a form of proxy, you may revoke it at any time before it is used by doing any one of the following:

•

you may send another form of proxy with a later date to TSX Trust, but it must reach the transfer agent no later than 10:30 a.m. (Toronto Time) on June 9, 2023, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Hudbay Meeting;

•

you may deliver a signed written statement, stating that you want to revoke your form of proxy, to Hudbay’s Corporate Secretary no later than the last business day preceding the Hudbay Meeting or any postponement or adjournment of the Hudbay Meeting, at 25 York Street, Suite 800, Toronto, Ontario, M5J 2V5; or

•	you may revoke your form of proxy in any other manner permitted by law.

You may revoke your proxy at any time before it is acted on. In order to revoke your proxy, you must send a written statement indicating you wish to have your proxy revoked. This written statement must be received by TMX at the address indicated on the accompanying Notice at any time up to and including the last business day preceding the day of the Hudbay Meeting or any adjournment or postponement of the Hudbay Meeting, or with the Chairman of the Hudbay Meeting prior to the Hudbay Meeting’s commencement on the date of the Hudbay Meeting or any adjournment or postponement of the Hudbay Meeting, or in any other manner permitted by law.

If as a Registered Hudbay Shareholder you are using your control number to log in to the Hudbay Meeting, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Hudbay Meeting. If you have already voted by proxy and you vote again during the online ballot during the Hudbay Meeting, your online vote during the Hudbay Meeting will revoke your previously submitted proxy. If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the online ballot vote.

Only Registered Hudbay Shareholders have the right to revoke a proxy. Non-Registered Hudbay Shareholders who wish to change their vote must make appropriate arrangements with their respective dealers or other intermediaries. Late proxies may be accepted or rejected by the Chair of the Hudbay Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

Hudbay Shareholders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-866-581-1571 (toll-free in North America) or 1-416-623-2514 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.HudbayPOA.com.

CMMC Shareholders and CMMC CDI Holders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-855-682-2031 (toll-free in North America) or 1-416-623-4172 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.CopperMountainPOA.com.

Additional Matters Presented at the Hudbay Meeting

The form of proxy or VIF confers discretionary authority upon the persons named as proxyholders therein with respect to any amendments or variations to the matters identified in the Hudbay Notice of Special Meeting and with respect to other matters that may properly come before the Hudbay Meeting or any postponement or adjournment thereof. As of the date hereof, our management is not aware of any matters to be considered at the Hudbay Meeting other than the matters described in the Hudbay Notice of Meeting, or any amendments or variations to the matters described in such notice.

If you sign and return the VIF, your Hudbay Shares will be voted in accordance with your instructions and, with respect to any matter presented at the Hudbay Meeting, or at any postponement or adjournment thereof, in addition, or as an amendment or variation to the matters described in the Hudbay Notice of Meeting, in accordance with the discretionary authority provided therein.

You have the right to appoint a person or company other than the Hudbay representatives named as proxyholders to represent you at the Hudbay Meeting. If you sign and return the form of proxy and do not appoint a proxyholder by filling in a name, the Hudbay representatives named as proxies will vote in their best judgment.

Voting Shares and Principal Holders

The Hudbay Shares are the only shares which entitle shareholders to vote at the Hudbay Meeting. The holders of Hudbay Shares are entitled to one vote per share. The presence of at least two people holding or representing by proxy at least 25% of the total number of votes attached to the issued common shares entitled to vote at the Hudbay Meeting is necessary for a quorum at the Hudbay Meeting.

As at May 12, 2023, the final business day prior to the date of this Circular, 262,053,610 Hudbay Shares were issued and outstanding.

To the knowledge of the directors and executive officers of Hudbay, based upon filings made with Canadian and United States securities regulators on or before the date of this Circular, the persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of our voting securities are as follows:

Name	Number of Hudbay Shares	% of Outstanding Hudbay Shares
GMT Capital Corp	31,653,920(1)	12.1%

Notes:

(1)	According to GMT Capital Corp’s Schedule 13G dated December 31, 2022 as filed on EDGAR on January 19, 2023.

INFORMATION CONCERNING THE CMMC MEETING

The CMMC Meeting will be held on June 13, 2023, subject to any adjournment or postponement thereof, in a virtual-only format via live webcast available online using the virtual shareholder meeting platform at www.virtualshareholdermeeting.com/CMMC2023 at 9:00 a.m. (Vancouver time) for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders of CMMC.

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, e-mail, Internet, fax transmission or other electronic means of communication or in person by the directors, officers, employees and representatives of CMMC. The total cost of soliciting proxies and mailing the materials in connection with the CMMC Meeting will be borne by CMMC. Hudbay and CMMC have engaged Kingsdale Advisors as their strategic shareholder advisor and proxy solicitation agent and will pay fees of approximately C$200,000, in aggregate, to Kingsdale Advisors for proxy solicitation services in addition to certain out-of-pocket expenses. Hudbay and CMMC may also reimburse brokers and other persons holding Shares in their name or in the name of nominees for their costs incurred in sending proxy material to their principals in order to obtain their proxies. Kingsdale Advisors’ fee will be borne in equal amounts by Hudbay and CMMC.

Hudbay and CMMC may utilize the Broadridge QuickVoteTM system, which involves NOBOs being contacted by Kingsdale Advisors, which is soliciting proxies on behalf of Hudbay and CMMC, to obtain voting instructions over the telephone and relaying them to Broadridge (on behalf of the NOBO’s Intermediary). While representatives of Kingsdale Advisors are soliciting proxies on behalf of Hudbay and CMMC, Shareholders are not required to vote in the manner recommended by the Board of Directors. The QuickVoteTM system is intended to assist Shareholders in placing their votes, however, there is no obligation for any Shareholders to vote using the QuickVoteTM system, and Shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this Circular. Any voting instructions provided by a Shareholder will be recorded and such Shareholder will receive a letter from Broadridge (on behalf of the Shareholder’s Intermediary) as confirmation that their voting instructions have been accepted.

Hudbay has entered into CMMC Support and Voting Agreements with the directors and certain senior officers of CMMC, pursuant to which the CMMC Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the CMMC Support and Voting Agreements, to vote their CMMC Shares in favour of the Arrangement Resolution. As at the CMMC Record Date, the CMMC Supporting Shareholders collectively beneficially owned or exercised control or direction over 7,886,800 CMMC Shares, representing approximately 3.68% of the issued and outstanding CMMC Shares.

Purpose of the CMMC Meeting

This Circular is furnished in connection with the solicitation of proxies by the management of CMMC for use at the CMMC Meeting. As set out in the Notice of Special Meeting of Shareholders of CMMC, CMMC Shareholders will be asked to consider and vote on the Arrangement Resolution.

Pursuant to the Arrangement, Hudbay will acquire all of the issued and outstanding CMMC Shares. As consideration under the Arrangement, CMMC Shareholders (other than Dissenting Shareholders) will receive 0.381 of a Hudbay Share for each CMMC Share or CMMC CDI held. Current Hudbay Shareholders and Former CMMC Shareholders are expected to own approximately 76% and 24% of the Hudbay Shares in the Combined Company, respectively, immediately following completion of the Arrangement (on a non-diluted basis), in each case, based on the number of Hudbay Shares and CMMC Shares issued and outstanding as of April 12, 2023 (the business day immediately prior to the announcement of the Arrangement). Upon completion of the Arrangement, CMMC will be an indirect wholly-owned Subsidiary of Hudbay.

In order for the Arrangement to be completed, CMMC Shareholders must approve the Arrangement Resolution. The Arrangement Resolution must be approved by (a) at least two-thirds of the votes cast by CMMC Shareholders present virtually or represented by proxy at the CMMC Meeting, and (b) a simple majority of the votes cast by CMMC Shareholders present virtually or represented by proxy at the CMMC Meeting, excluding the votes required to be excluded by MI 61-101, as described under “Securities Law Matters – Interests of Certain Persons in the Arrangement – Multilateral Instrument 61-101”.

Virtual CMMC Meeting

In light of ongoing concerns related to the spread of COVID-19 and in order to mitigate potential risks to the health and safety of CMMC Shareholders, employees, communities and other stakeholders of CMMC, and to provide CMMC Shareholders with equal opportunity to participate in the CMMC Meeting regardless of geographic location and equity ownership, CMMC is convening and conducting the CMMC Meeting in a virtual-only format. The CMMC Meeting will be conducted via live webcast available online using a virtual shareholder meeting platform at www.virtualshareholdermeeting.com/CMMC2023.

Non-Registered CMMC Shareholders must carefully follow the procedures set out in this Circular in order to vote and ask questions through the live webcast. Non-Registered CMMC Shareholders who have not been duly appointed as proxyholders may check-in using the 16-digit control number located on their voting instruction form and will be able to ask questions, but not vote, through the live webcast. Guests, including CMMC CDI holders, can log into the CMMC Meeting and listen to the live webcast but will not be entitled to vote or ask questions.

Please note that only Registered CMMC Shareholders and proxyholders (including Non-Registered CMMC Shareholders who have duly appointed themselves as proxyholder) are permitted to vote at the CMMC Meeting. CMMC CDI holders are not able to appoint themselves as a proxyholder and may only attend the CMMC Meeting as guests. Non-Registered CMMC Shareholders wishing to attend the CMMC Meeting and indirectly vote their CMMC Shares as their own proxyholder must appoint themselves as a proxyholder, in accordance with the instructions set out below.

CMMC Shareholders are strongly advised to carefully read the CMMC Virtual Meeting User Guide attached as Appendix G to this Circular.

Attending and Participating at the CMMC Meeting

To attend and participate in the CMMC Meeting:

•

Registered CMMC Shareholders will need to visit www.virtualshareholdermeeting.com/CMMC2023 and check-in using the 16-digit control number included on their form of proxy. Duly appointed proxyholders will need to check in with the eight character Appointee Identification Number and Appointee Name they’ve been provided.

•

Non-Registered CMMC Shareholders who have not been duly appointed as proxyholders will need to visit www.virtualshareholdermeeting.com/CMMC2023 and check-in using the 16-digit control number located on their voting instruction form and will be able to ask questions, but not vote, through the live webcast.

•	Guests, including CMMC CDI holders, can log into the CMMC Meeting at www.virtualshareholdermeeting.com/CMMC2023 and listen to the live webcast but will not be entitled to vote or ask questions.

The CMMC Meeting platform is fully supported across browsers and devices running the most updated version of applicable software plugins. You should ensure you have a strong, preferably high-speed, Internet connection wherever you intend to participate in the CMMC Meeting.

The CMMC Meeting will begin promptly at 9:00 a.m. (Vancouver time) on June 13, 2023. Online check-in will open fifteen minutes prior to the CMMC Meeting at 8:45 a.m. (Vancouver time). You should allow ample time for online check-in procedures. If you encounter any difficulties accessing the CMMC Meeting during the check-in or CMMC Meeting time, please call the technical support number that will be posted on the log in page.

The webcast CMMC Meeting allows you to attend the CMMC Meeting live, and registered CMMC Shareholders and duly appointed proxyholders are able to submit questions by typing them into the “ask a question” text box and submit their vote while the CMMC Meeting is being held if they have not done so in advance of the CMMC Meeting.

Questions will not be displayed to webcast participants, but all reasonable efforts will be made to address questions raised during the time allotted. A moderator may filter questions for common themes and may present a summarized version of the questions to the Chair or appropriate officer of CMMC. Questions should be relevant to the business of the CMMC Meeting. Inappropriate questions will not be presented to, or addressed by, the Chair.

CMMC Shareholders are strongly advised to carefully read the CMMC Virtual Meeting User Guide attached as Appendix G to this Circular.

Appointment and Revocation of Proxies

CMMC’s named proxyholders are Gilmour Clausen, President and Chief Executive Officer of CMMC or, failing him, Letitia Wong, Chief Financial Officer of CMMC. A CMMC SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A CMMC SHAREHOLDER) TO REPRESENT THE CMMC SHAREHOLDER AT THE CMMC MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. To provide the appointed proxyholder access to the virtual CMMC Meeting, a CMMC Shareholder must create a unique eight-character “Appointee Identification Number” and specify the “Appointee Name” in the spaces provided in the form of proxy or online at www.proxyvote.com. The CMMC Shareholder must then provide the proxyholder with the unique eight-character Appointee Identification Number along with the specified Appointee Name to allow the proxyholder access to the virtual CMMC Meeting. If an eight-character Appointee Identification Number is not created by the CMMC Shareholder, the appointed proxyholder will not be able to access the virtual CMMC Meeting.

A proxy will not be valid for the CMMC Meeting or any adjournment or postponement thereof unless it is signed by the CMMC Shareholder or by the CMMC Shareholder’s attorney authorized in writing or, if the CMMC Shareholder is a corporation, it must be executed under corporate seal or by a duly authorized officer or attorney of the corporation and delivered to Copper Mountain Mining Corporation, c/o Broadridge, Data Processing Centre, P.O. Box 3700, STN Industrial Park, Markham, Ontario, Canada, L3R 9Z9, no later than 9:00 a.m. (Vancouver time) on June 9, 2023, or if the CMMC Meeting is adjourned or postponed, no later than 48 hours (excluding weekends and statutory holidays in the province of British Columbia) before the CMMC Meeting is reconvened. Late proxies may be accepted or rejected by the Chair at his discretion and the Chair is under no obligation to accept or reject any particular late proxy. The deadline for the deposit of proxies may be waived or extended by the Chair at his discretion without notice.

CMMC Shareholders whose CMMC Shares are registered in their names may also vote their CMMC Shares using a touch-tone telephone by calling toll free in North America 1-800-474-7493 (English) or 1-800-474-7501 (French) or by the Internet at www.proxyvote.com. If voting by telephone or on the Internet, please follow the instructions carefully and ensure that you have your form of proxy in hand as you will be required to enter the 16-digit control number located on the form of proxy. Your vote must be received no later than 9:00 a.m. (Vancouver time) on June 9, 2023, or if the CMMC Meeting is adjourned or postponed, no later than 48 hours (excluding weekends and statutory holidays in the Province of British Columbia) before the CMMC Meeting is reconvened. If you wish to attend the CMMC Meeting virtually or appoint someone else to attend on your behalf, you must do so either by the Internet or by mail. The telephone voting service is not available for this purpose.

If you are a Registered CMMC Shareholder, you can change or revoke a previously delivered vote by: (a) voting again on the Internet or by telephone, or completing a new form of proxy that is dated later than the form of proxy previously submitted and depositing it with Broadridge in accordance with the instructions set out above no later than 9:00 a.m. (Vancouver time) on June 9, 2023, or, if the CMMC Meeting is adjourned or postponed, no later than 48 hours (excluding weekends and statutory holidays in the Province of British Columbia) before the CMMC Meeting is reconvened; (b) depositing a written statement with Broadridge (executed by you or a person authorized to sign on your behalf) in accordance with the instructions set out above no later than 9:00 a.m. (Vancouver time) on June 9, 2023, or, if the CMMC Meeting is adjourned or postponed, no later than 48 hours (excluding weekends and statutory holidays in British Columbia) before the CMMC Meeting is reconvened; or (c) in any other manner permitted by law.

Only Registered CMMC Shareholders have the right to directly revoke a proxy. Non Registered CMMC Shareholders (other than CMMC CDI holders) that wish to change their vote must arrange for their respective Intermediaries to revoke the proxy on their behalf in accordance with any requirements of the Intermediaries. Holders of CMMC CDIs that wish to change their vote must do so prior to the CDI VIF deadline.

Hudbay Shareholders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-866-581-1571 (toll-free in North America) or 1-416-623-2514 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.HudbayPOA.com.

CMMC Shareholders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-855-682-2031 (toll-free in North America) or 1-416-623-4172 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.CopperMountainPOA.com.

Voting of Proxies and Exercise of Discretion

The accompanying form of proxy, when properly signed, confers authority on the Persons named in it as proxies with respect to any amendments or variations to the matters identified in the Notice of Special Meeting of Shareholders of CMMC or other matters that may properly come before the CMMC Meeting, or any adjournment or postponement thereof. Notwithstanding the foregoing, the Persons named in the accompanying form of proxy will vote or withhold from voting the CMMC Shares in respect of which they are appointed in accordance with the direction of the CMMC Shareholder appointing them and if the CMMC Shareholder specifies a choice with respect to any matter to be voted upon, such CMMC Shareholders’ CMMC Shares will be voted accordingly. If you sign and return your form of proxy without designating a proxyholder and do not give voting instructions or specify that you want your CMMC Shares withheld from voting, the CMMC representatives named in the form of proxy will vote your CMMC Shares FOR the Arrangement Resolution.

IN THE ABSENCE OF ANY SUCH INSTRUCTION, CMMC SHARES REPRESENTED BY PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED FOR THE ARRANGEMENT RESOLUTION.

The CMMC Shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

Voting by Registered CMMC Shareholders

CMMC Shareholders whose CMMC Shares are registered in their names may also vote their CMMC Shares using a touch-tone telephone by calling toll free in North America 1-800-474-7493 (English) or 1-800-474-7501 (French) or by the Internet at www.proxyvote.com. If voting by telephone or on the Internet, please follow the instructions carefully and ensure that you have your form of proxy in hand as you will be required to enter the 16-digit control number located on the form of proxy. Your vote must be received no later than 9:00 a.m. (Vancouver time) on June 9, 2023, or if the CMMC Meeting is adjourned or postponed, no later than 48 hours (excluding weekends and statutory holidays in the Province of British Columbia) before the CMMC Meeting is reconvened. If you wish to attend the CMMC Meeting virtually or appoint someone else to attend on your behalf, you must do so either by the Internet or by mail. The telephone voting service is not available for this purpose. A CMMC Shareholder has the right to appoint a person or entity (who need not be a CMMC Shareholder) to attend and act for him/her on his/her behalf at the CMMC Meeting other than the persons named in the enclosed form of proxy.

CMMC Shareholders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-855-682-2031 (toll-free in North America) or 1-416-623-4172 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.CopperMountainPOA.com.

Voting by Non-Registered CMMC Shareholders

The information set forth in this section is of significant importance to many CMMC Shareholders, as a substantial number of CMMC Shareholders do not hold CMMC Shares in their own name. Non-Registered CMMC Shareholders should note that only proxies deposited by CMMC Shareholders whose names appear on the records of CMMC as the registered holder of CMMC Shares can be recognized and acted upon at the CMMC Meeting. If CMMC Shares are listed in an account statement provided to a Non-Registered CMMC Shareholder by a broker, then in almost all cases those CMMC Shares will not be registered in the CMMC Shareholder’s name on the records of CMMC. In Canada, the majority of CMMC Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). CMMC Shares held by brokers or their agents or nominees can only be voted upon the instructions of the Non-Registered CMMC Shareholder. Without specific instructions, brokers, banks, trust companies or other intermediaries or nominees are prohibited from voting CMMC Shares for their clients. Therefore, Non-Registered CMMC Shareholders should ensure that the instructions regarding the voting of their CMMC Shares are communicated to the appropriate person on a timely basis.

In Canada, brokers, banks, trust companies or other intermediaries or nominees are required to seek voting instructions from Non-Registered CMMC Shareholders in advance of CMMC Shareholder meetings. Each nominee has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Non-Registered CMMC Shareholders in order to ensure that their CMMC Shares are voted at the CMMC Meeting. In some cases, the voting instruction form provided to Non-Registered CMMC Shareholders by their nominee is very similar, even identical, to the form of proxy provided to Registered CMMC Shareholders. However, its purpose is limited to instructing the Registered CMMC Shareholder (the nominee) on how to vote on behalf of the Non-Registered CMMC Shareholder. Most brokers now delegate responsibility for obtaining voting instructions from clients to Broadridge. Broadridge typically prepares a machine-readable voting instruction form which is mailed to Non-Registered CMMC Shareholders with a request that Non-Registered CMMC Shareholders return the forms to Broadridge or follow specified telephone or Internet-based voting procedures. Broadridge then tabulates the results of the voting instructions received and provides appropriate instructions regarding the voting of CMMC Shares to be represented at the CMMC Meeting. CMMC intends to pay for the services of Broadridge. A Non-Registered CMMC Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote CMMC Shares directly at the CMMC Meeting. The voting instruction form must be returned to Broadridge or voting instructions communicated to Broadridge well in advance of the CMMC Meeting in order to have such CMMC Shares voted at the CMMC Meeting.

Although a Non-Registered CMMC Shareholder may not be recognized directly at the CMMC Meeting for the purposes of voting CMMC Shares registered in the name of his, her or its nominee, a Non-Registered CMMC Shareholder may attend the CMMC Meeting virtually as proxyholder for the Registered CMMC Shareholder and vote the CMMC Shares in that capacity. Non-Registered CMMC Shareholders who wish to attend the CMMC Meeting virtually and indirectly vote their CMMC Shares must do so as proxyholder for the Registered CMMC Shareholder. They should contact their nominee well in advance of the CMMC Meeting for instructions on how to do so.

Voting by CMMC CDI Holders

A CMMC CDI is a CHESS Depositary Interest representing an uncertificated unit of beneficial ownership of an underlying CMMC Share, which are registered in the name of CDN.

As the holders of CMMC CDIs are not the legal owners of the underlying CMMC Shares, CDN is entitled to vote at the CMMC Meeting at the instruction of the holders of the CMMC CDIs.

As a result, holders of CMMC CDIs can expect to receive a CDI VIF, together with the other CMMC Meeting Materials from Computershare Australia. These CDI VIFs are to be completed and returned to Computershare Australia in accordance with the instructions contained therein. CDN is required to follow the voting instructions properly received from holders of CMMC CDIs.

If you hold your interest in CMMC CDIs through an Intermediary, you will need to follow the instructions of your Intermediary.

To obtain a copy of CDN’s Financial Services Guide, go to www.asx.com.au/cdis. Phone +61 2 9338 0000 (overseas) or +02 9227 0885 (within Australia) if you would like a copy sent to you by mail.

CMMC CDI holders can contact CMMC and Hudbay’s joint proxy solicitation agent, Kingsdale Advisors:

CMMC Shareholders and CMMC CDI Holders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-855-682-2031 (toll-free in North America) or 1-416-623-4172 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.CopperMountainPOA.com.

CMMC Record Date

The CMMC Board has fixed, and the Interim Order provides for, the close of business (Vancouver time) on April 25, 2023 as the CMMC Record Date for the determination of the CMMC Shareholders that will be entitled to notice of the CMMC Meeting, and any adjournment or postponement thereof, and that will be entitled to vote at the CMMC Meeting.

Quorum

Under CMMC’s constating documents and the Interim Order, the quorum for the CMMC Meeting is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued CMMC Shares entitled to be voted at the meeting. Pursuant to the Interim Order, CMMC Shareholders who participate in and/or vote at the CMMC Meeting virtually are deemed to be present at the CMMC Meeting for all purposes, including quorum.

CMMC Shares and Principal Holders Thereof

CMMC is authorized to issue an unlimited number of CMMC Shares without par value, of which 214,383,473 CMMC Shares were issued and outstanding as of April 25, 2023. Registered CMMC Shareholders are entitled to receive notice of, and to attend and vote at, all meetings of the CMMC Shareholders, and each CMMC Share confers the right to one vote in person virtually or by proxy at all meetings of the CMMC Shareholders.

Only CMMC Shareholders of record on April 25, 2023 are entitled to vote or to have their CMMC Shares voted at the CMMC Meeting.

As at the CMMC Record Date, to the knowledge of the directors and executive officers of CMMC, there are no persons who beneficially own, or control or direct, directly or indirectly, voting securities of CMMC carrying 10% or more of the voting rights attached to any class of voting securities of CMMC.

Other Business

As of the date of this Circular, the management of CMMC knows of no amendment, variation or other matter to come before the CMMC Meeting, other than the matters referred to in the CMMC Notice of Special Meeting. However, if any other matter properly comes before the CMMC Meeting, the accompanying applicable proxy will be voted on such matter in accordance with the best judgment of the Person voting the proxy, including with respect to any amendments or variations to the matters identified in this Circular.

DISSENTING SHAREHOLDER RIGHTS

Registered CMMC Shareholders who wish to dissent with respect to the Arrangement Resolution should take note that strict compliance with the dissent procedures is required.

The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder and is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached to this Circular as Appendix E, the full text of the Interim Order, which is attached to this Circular as Appendix C, and the provisions of Part 8, Division 2 of the BCBCA, which is attached to this Circular as Appendix M. Pursuant to the Interim Order, Dissenting Shareholders are entitled to be paid fair value for their CMMC Shares under the BCBCA, as modified or supplemented by the Interim Order, the Plan of Arrangement or any other order of the Court. A Dissenting Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Part 8, Division 2 of the BCBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court. The statutory provisions covering the right to exercise Dissent Rights are technical and complex. Failure to strictly comply with the requirements set forth in Part 8, Division 2 of the BCBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement or any other order of the Court) may result in the loss of Dissent Rights. It is recommended that you seek independent legal advice if you wish to exercise Dissent Rights.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing. Pursuant to the Interim Order, each Registered CMMC Shareholder is entitled, in addition to any other rights the holder may have, to exercise Dissent Rights and to be paid the fair value of the CMMC Shares held by the holder in respect of which the holder exercises Dissent Rights, determined, notwithstanding anything to the contrary contained in Part 8, Division 2 of the BCBCA, as of the close of business (Vancouver time) on the business day immediately preceding the date on which the Arrangement Resolution was adopted. Only registered CMMC Shareholders may exercise Dissent Rights.

Non-Registered CMMC Shareholders who wish to exercise Dissent Rights should be aware that they may only do so through the registered owner of such CMMC Shares. The CMMC Shares are most often global securities registered in the name of CDS & Co. with CDS & Co. as the sole registered holder of the CMMC Shares. Accordingly, a Non-Registered CMMC Shareholder desiring to exercise Dissent Rights must either: (a) make arrangements for the CMMC Shares beneficially owned by that holder to be registered in the name of the CMMC Shareholder prior to the time the Notice of Dissent is required to be received by CMMC; or (b) make arrangements for the registered holder of such CMMC Shares to exercise Dissent Rights on behalf of the holder. In such case, the Notice of Dissent should specify the number of CMMC Shares that are subject to the dissent. Pursuant to section 238 of the BCBCA, the Interim Order and the Plan of Arrangement, every Registered CMMC Shareholder who dissents from the Arrangement Resolution in compliance with Part 8, Division 2 of the BCBCA will be entitled to be paid by CMMC the fair value of the CMMC Shares held by such Dissenting Shareholder determined as of the close of business (Vancouver time) on the business day immediately preceding the date on which the Arrangement Resolution was adopted. For greater certainty, no holder of CMMC Incentive Awards shall be entitled to Dissent Rights in respect of such holder’s CMMC Incentive Awards.

If a CMMC Shareholder duly exercises its Dissent Rights in accordance with the BCBCA and the Plan of Arrangement and:

•

is ultimately determined to be entitled to be paid fair value for its CMMC Shares by Hudbay, such Dissenting Shareholder: (a) shall be entitled to be paid the fair value of such Dissent Shares by Hudbay, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be the fair value of such Dissent Shares determined as of the close of business (Vancouver time) on the day immediately before the approval of the Arrangement Resolution; (b) shall be deemed not to have participated in the Arrangement; (c) shall be deemed to have transferred and assigned such CMMC Shares, free and clear of any Liens to Hudbay in accordance with Section 2.3(f) of the Plan of Arrangement; and (d) shall not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such CMMC Shares; or

•

ultimately is not entitled, for any reason, to be paid fair value for their CMMC Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting registered holder of CMMC Shares, and shall be entitled to receive only the Consideration pursuant to Section 2.3(g) of the Plan of Arrangement that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised Dissent Rights, but in no case shall Hudbay, CMMC or any other person be required to recognize any holders of CMMC Shares who exercise Dissent Rights as holders of CMMC Shares after the time that is immediately prior to the Effective Time, and the names of the Dissenting Shareholders shall be deleted from the central securities register as holders of CMMC Shares.

A Dissenting Shareholder must dissent with respect to all CMMC Shares in which the holder owns a beneficial interest. A Dissenting Shareholder must send CMMC a written notice to inform it of his, her or its intention to exercise Dissent Rights (the “Notice of Dissent”), which notice must be received by CMMC at Suite 1700 – 700 West Pender Street Vancouver, British Columbia, Canada, V6C 1G8, Attention: Matt Langford, with a copy to CMMC’s counsel, Davies Ward Phillips & Vineberg LLP, Attention: Melanie Shishler and Richard Fridman, 155 Wellington Street West, Toronto, Ontario, M5V 3J7, not later than 4:00 p.m. (Vancouver time) on June 9, 2023 (or 4:00 p.m. (Vancouver time) on the day that is two business days immediately preceding the date that any adjourned or postponed CMMC Meeting is reconvened or held, as the case may be).

Any failure by a Registered CMMC Shareholder to strictly comply with the requirements set forth in Part 8, Division 2 of the BCBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court, may result in the loss of that holder’s Dissent Rights with respect to the Arrangement. Non-Registered CMMC Shareholders who wish to exercise such Dissent Rights must arrange for the registered CMMC Shareholder holding their CMMC Shares to deliver the Notice of Dissent.

The giving of a Notice of Dissent does not deprive a Registered CMMC Shareholder of the right to vote at the CMMC Meeting; however, a Dissenting Shareholder is not entitled to exercise the Dissent Rights with respect to the Arrangement with respect to any of such holder’s CMMC Shares if the Dissenting Shareholder votes in favour of the Arrangement Resolution. A vote either virtually or by proxy against the Arrangement Resolution will not by itself constitute a Notice of Dissent. A failure to vote for the Arrangement Resolution will also not by itself constitute a Notice of Dissent.

A Dissenting Shareholder must prepare a separate Notice of Dissent for such holder, if dissenting on such holder’s own behalf, and for each other person who beneficially owns CMMC Shares registered in the Dissenting Shareholder’s name and on whose behalf the Dissenting Shareholder is dissenting, and must dissent with respect to all of the CMMC Shares registered in such holder’s name beneficially owned by the Non-Registered CMMC Shareholder on whose behalf such holder is dissenting. The Notice of Dissent must set out the name and address of the Dissenting Shareholder, the number of CMMC Shares in respect of which the Notice of Dissent is to be sent (the “Arrangement Notice Shares”) and: (a) if such CMMC Shares constitute all of the CMMC Shares of which the Dissenting Shareholder is the registered and beneficial owner and that holder owns no other CMMC Shares as beneficial owner, a statement to that effect; (b) if such CMMC Shares constitute all of the CMMC Shares of which the Dissenting Shareholder is both the registered and beneficial owner but the Dissenting Shareholder owns additional CMMC Shares beneficially, a statement to that effect and the names of the registered CMMC Shareholders, the number of CMMC Shares held by such registered owners and a statement that written Notices of Dissent are being or have been sent with respect to such other CMMC Shares; or (c) if the Dissent Rights with respect to the Arrangement are being exercised by a registered owner on behalf of a Non-Registered CMMC Shareholder, a statement that the registered owner is dissenting with respect to all CMMC Shares of the Non-Registered CMMC Shareholder registered in such registered owner’s name.

If the Arrangement Resolution is approved by the CMMC Shareholders as required at the CMMC Meeting, and if CMMC notifies the Dissenting Shareholders of its intention to act upon the Arrangement Resolution, the Dissenting Shareholder is then required within one month after CMMC gives such notice, to send to CMMC the certificates representing the Arrangement Notice Shares and a written statement that requires CMMC to purchase all of the Arrangement Notice Shares. If the Dissent Rights with respect to the Arrangement are being exercised by the Dissenting Shareholder on behalf of a Non-Registered CMMC Shareholder who is not the Dissenting Shareholder, a statement signed by such Non-Registered CMMC Shareholder is required which sets out whether the Registered CMMC Shareholder is the beneficial owner of other CMMC Shares and if so, (a) the names of the Registered CMMC Shareholder of such CMMC Shares; (b) the number of such CMMC Shares; and (c) that Dissent Rights are being exercised in respect of all such CMMC Shares. Upon delivery of these documents, the Dissenting Shareholder is deemed to have sold the CMMC Shares and CMMC is deemed to have purchased them. Once the Dissenting Shareholder has done so, the Dissenting Shareholder may not vote or exercise any shareholder rights in respect of the Arrangement Notice Shares.

The Dissenting Shareholder and CMMC may agree on the payout value of the Arrangement Notice Shares; otherwise, either party may apply to the Court to determine the fair value of the Arrangement Notice Shares and the Court may determine the payout value of the Arrangement Notice Shares and make consequential orders and give directions as the Court considers appropriate. There is no obligation on CMMC to make an application to the Court. After a determination of the payout value of the Arrangement Notice Shares, CMMC must then promptly pay that amount to the Dissenting Shareholder.

Dissenting Shareholders who are ultimately entitled to be paid fair value for their Arrangement Notice Shares will be entitled to be paid such fair value and will not be entitled to any other payment or consideration, including any payment or consideration that would be payable under the Plan of Arrangement had they not exercised their Dissent Rights.

A Dissenting Shareholder loses such holder’s Dissent Rights with respect to the Arrangement if, before full payment is made for the Arrangement Notice Shares, the Arrangement in respect of which the Notice of Dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, or the Dissenting Shareholder withdraws the Notice of Dissent with CMMC’s written consent. When these events occur, CMMC must return the share certificates to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise shareholder rights.

The discussion above is only a summary of the Dissent Rights with respect to the Arrangement, which are technical and complex. The above summary does not purport to provide a comprehensive statement of the procedures to be followed by Dissenting Shareholders who seek payment of the fair value of their CMMC Shares. CMMC suggests that any CMMC Shareholder wishing to exercise Dissent Rights with respect to the Arrangement seek legal advice, as failure to comply strictly with the applicable provisions of the BCBCA and the Interim Order, the Plan of Arrangement or any other order of the Court may prejudice the availability of such Dissent Rights. Non-registered (beneficial) CMMC Shareholders who wish to dissent should be aware that only a registered CMMC Shareholder is entitled to dissent. Dissenting Shareholders should note that the exercise of Dissent Rights with respect to the Arrangement can be a complex, time-consuming and expensive process. There can be no assurance that the amount a Dissenting Shareholder receives will be more than or equal to the consideration under the Arrangement.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights with respect to the Arrangement, such Dissenting Shareholder will lose such Dissent Rights, CMMC will return to the Dissenting Shareholder the certificate(s) representing the Arrangement Notice Shares that were delivered to CMMC, if any, and if the Arrangement is completed, that Dissenting Shareholder will be deemed to have participated in the Arrangement on the same terms as a CMMC Shareholder.

If, as of the Effective Date, the aggregate number of CMMC Shares in respect of which CMMC Shareholders have duly and validly exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights in connection with the Arrangement, exceeds 10% of the CMMC Shares then outstanding, Hudbay is entitled, in its discretion, not to complete the Arrangement. See “The Arrangement Agreement – Conditions to Closing”.

INFORMATION CONCERNING HUDBAY

Hudbay is a diversified mining company with long-life assets in North and South America. Hudbay’s Constancia operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Hudbay’s Snow Lake operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay has an organic pipeline that includes the Copper World project in Arizona and the Mason project in Nevada (United States), and its growth strategy is focused on the exploration, development, operation, and optimization of properties already controlled, as well as other mineral assets Hudbay may acquire that fit its strategic criteria.

Hudbay is a corporation organized under the CBCA. Hudbay’s registered office is located at 333 Bay Street, Suite 3400, Bay Adelaide Centre, Toronto, Ontario M5H 2S7 and its principal executive office is located at

25 York Street, Suite 800, Toronto, Ontario M5J 2V5. Following the Arrangement, Hudbay’s registered office will continue to be located at 333 Bay Street, Suite 3400, Bay Adelaide Centre, Toronto, Ontario M5H 2S7 and its principal executive office will continue to be located at 25 York Street, Suite 800, Toronto, Ontario M5J 2V5.

Hudbay is a reporting issuer in each Province and Territory of Canada, and the Hudbay Shares trade on the TSX and the NYSE under the trading symbol “HBM”.

For further information regarding Hudbay, the development of its business and its business activities, see the Hudbay AIF, which is incorporated by reference in this Circular. See also “Appendix K – Information Concerning Hudbay” for additional information regarding Hudbay.

INFORMATION CONCERNING CMMC

CMMC is a Canadian copper metal mining company with operations in British Columbia, Canada. Its principal operating asset is the 75%-owned Copper Mountain Mine in southern British Columbia, a large open pit copper mine. The Copper Mountain Mine also produces gold and silver as by-product metals.

CMMC was incorporated pursuant to the provisions of the BCBCA on April 20, 2006. The head office and registered and records office of CMMC is located at Suite 1700-700 West Pender Street, Vancouver, British Columbia, V6C 1G8 and Suite 2600-700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, respectively.

CMMC is a reporting issuer in the Northwest Territories, Alberta, British Columbia, New Brunswick, Newfoundland and Labrador, Nova Scotia, Ontario, Manitoba, Saskatchewan, Prince Edward Island, Yukon, and Nunavut and the CMMC Shares trade on the TSX under the trading symbol “CMMC” and via CMMC CDIs on the ASX under the trading symbol “C6C”.

For further information regarding CMMC, the development of its business and its business activities, see the CMMC AIF, which is incorporated by reference in this Circular. See also “Appendix L – Information Concerning CMMC” for further additional regarding CMMC.

INFORMATION CONCERNING HUDBAY FOLLOWING THE ARRANGEMENT

Notice to Reader

The following information about Hudbay following completion of the Arrangement should be read in conjunction with documents incorporated by reference in this Circular and the information concerning Hudbay and CMMC, as applicable, appearing elsewhere in this Circular. See “Appendix K – Information Concerning Hudbay” and “Appendix L – Information Concerning CMMC”. For further information regarding Hudbay or CMMC, please refer to the filings under their respective issuer profiles on SEDAR at www.sedar.com and, with respect to further information regarding Hudbay, Hudbay’s issuer profile on EDGAR at www.sec.gov.

See “Joint Management Information Circular – Cautionary Statement Regarding Forward-Looking Statements”.

General

The Arrangement will result in a strategic business combination of Hudbay and CMMC, pursuant to which Hudbay will acquire all of the issued and outstanding CMMC Shares in exchange for the issuance of Hudbay Shares. Pursuant to the Arrangement, CMMC Shareholders (other than Dissenting Shareholders) will exchange each CMMC Share for 0.381 of a Hudbay Share.

Current Hudbay Shareholders and Former CMMC Shareholders are expected to own approximately 76% and 24% of the Hudbay Shares in the Combined Company, respectively, immediately following completion of the Arrangement (on a non-diluted basis), in each case, based on the number of Hudbay Shares and CMMC Shares issued and outstanding as of April 12, 2023 (the business day immediately prior to the announcement of the Arrangement).

Following the Arrangement, the Hudbay’s registered office will be located at 333 Bay Street, Suite 3400, Bay Adelaide Centre, Toronto, Ontario M5H 2S7 and its principal executive office will be located at 25 York Street, Suite 800, Toronto, Ontario M5J 2V5.

Hudbay will continue to be a corporation existing under the CBCA. After completion of the Arrangement, Hudbay will continue to be a reporting issuer in each Province and Territory of Canada, and will continue to trade on the TSX and the NYSE under the trading symbol “HBM”.

Description of the Business

The Combined Company will be a diversified mining company with long-life assets in North and South America. The Combined Company’s growth strategy will be focused on the exploration, development, operation, and optimization of properties it is in control of, as well as other mineral assets that it may acquire that fit its strategic criteria.

Set out below is a list of certain of the Combined Company’s material mineral projects, all of which will be 100% owned, directly or indirectly, by Hudbay upon completion of the Arrangement, unless otherwise indicated:

Hudbay mineral projects:

•	Constancia mine, an open pit copper mine in Peru;

•	Lalor mine, an underground gold, zinc and copper mine near Snow Lake, Manitoba; and

•	Copper World project, a copper development project in Pima County, Arizona.

In addition to mining properties in northern Manitoba, the Combined Company will continue to own and operate a portfolio of processing facilities, including a Stall concentrator, which produces zinc and copper concentrates, and the recently refurbished New Britannia mill, which produces copper concentrate and gold/silver doré. Hudbay will also continue to own a number of properties in the Snow Lake region within trucking distance of the Stall and New Britannia mills that have the potential to provide additional feed for its Snow Lake operations.

In Peru, the Combined Company will continue to own and operate a processing facility at Constancia, which produces copper and molybdenum concentrates from our Constancia and Pampacancha deposits. Hudbay will also continue to own a large, contiguous block of mineral rights within trucking distance of the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property, a 100% interest in the Llaguen project, a greenfield project located close to existing infrastructure in Northern Peru for which initial mineral resource estimates were published in 2022.

CMMC mineral projects:

•	75% of the Copper Mountain Mine, a copper metal mine in southern British Columbia, Canada, which also produces gold and silver as by-product metals.

In addition to the Copper Mountain Mine in southern British Columbia, the Combined company will continue to own and operate the processing facility at Copper Mountain Mine, including the primary crusher and conveyor system, and the semi-autogenous mill.

Corporate Structure

Following completion of the Arrangement, Hudbay will continue to be a corporation existing under the CBCA and is expected to have the following corporate structure, which sets out each of the significant Subsidiaries and certain other entities, together with the jurisdiction of organization of Hudbay and each such Subsidiary or entity (all of which will be directly or indirectly wholly-owned by Hudbay following completion of the Arrangement, unless otherwise indicated):

Notes

(1)	Hudbay British Columbia Inc. will be formed as a result of the amalgamation of Hudbay Sub 1 and Hudbay Sub 2, pursuant to the Plan of Arrangement.

(2)	Copper Mountain ULC will be a wholly-owned subsidiary of Hudbay British Columbia Inc. following the Arrangement.

(3)	Copper Mountain Mine (BC) Ltd., the entity that holds Copper Mountain Mine, is 25% owned by MM Corporation, and wholly-owned subsidiary of Mitsubishi Materials Corporation.

Description of Capital Structure

The authorized share capital of Hudbay following completion of the Arrangement will continue to be as described in “Appendix K – Information Concerning Hudbay – Description of Capital Structure” and the rights and restrictions of the Hudbay Shares will remain unchanged.

As of May 12, 2023 (being the final trading day prior to the date of this Circular), there were 262,053,610 Hudbay Shares issued and outstanding. Assuming the Arrangement is completed in accordance with the Plan of Arrangement, and assuming that the number of CMMC Shares, CMMC PSUs, CMMC RSUs and Hudbay Shares issued and outstanding as of May 12, 2023 does not change prior to the Effective Date, it is expected that approximately 83,932,999 Hudbay Shares will be issued upon the exchange of the CMMC Shares, CMMC RSUs and CMMC PSUs, resulting in a total of approximately 345,986,609 Hudbay Shares issued and outstanding immediately upon completion of the Arrangement. It is expected that holders of CMMC Options will elect to receive the in-the-money value therefor in connection with the Arrangement. Accordingly, it is anticipated that only a nominal amount of Hudbay Shares (if any) will be issued to the holders of CMMC Options in connection with the settlement of such awards under the Plan of Arrangement. Current Hudbay Shareholders and Former CMMC Shareholders are expected to own approximately 76% and 24% of the Hudbay Shares in the Combined Company, respectively, immediately following completion of the Arrangement (on a non-diluted basis), in each case, based on the number of Hudbay Shares and CMMC Shares issued and outstanding as of April 12, 2023 (the business day immediately prior to the announcement of the Arrangement), assuming no additional Hudbay Shares are issued by Hudbay prior to the Effective Date on conversion or in settlement of any Hudbay Equity Awards, no CMMC Shares are issued by CMMC prior to the Effective Date in settlement of CMMC Phantom RSUs and CMMC Phantom Options, and no CMMC Options and no Dissent Rights are exercised in respect of the Arrangement Resolution.

There were 2,754,375 CMMC PSUs and 3,020,441 CMMC RSUs issued and outstanding as of May 12, 2023 (being the last business day preceding the date of this Circular). On completion of the Arrangement, and assuming that the number of CMMC PSUs and CMMC RSUs issued and outstanding as of May 12, 2023 does not change prior to the Effective Date, it is expected that the total number of Hudbay Shares that will be issued in exchange therefor will be approximately 2,200,205 Hudbay Shares. Notwithstanding that the CMMC PSU Plan provides for the cash settlement of CMMC PSUs issued thereunder (representing approximately 25% of all CMMC PSUs, with CMMC PSUs granted under the CMMC LTIP representing the balance), such awards will be settled in Hudbay Shares of equivalent value pursuant to the Plan of Arrangement. With respect to CMMC PSUs and CMMC RSUs issued under the CMMC LTIP and CMMC RSU Plan, as applicable, the treatment of such CMMC PSUs and CMMC RSUs under the Plan of Arrangement is consistent with the terms of the CMMC LTIP and CMMC RSU Plan, as applicable, which allows for settlement of awards in shares.

There were 935,645 CMMC DSUs, 200,000 CMMC Phantom Options and 427,179 CMMC Phantom RSUs issued and outstanding as of May 12, 2023. No Hudbay Shares will be issued, or are issuable, to the holders of the CMMC DSUs, CMMC Phantom Options and CMMC Phantom RSUs in connection with the Arrangement. The treatment of the CMMC DSUs, CMMC Phantom Options and CMMC Phantom RSUs pursuant to the Plan of Arrangement is consistent with the terms of the governing incentive plan or individual award agreement, as applicable, all of which allow for cash settlement.

There were 3,363,645 CMMC Options issued and outstanding as of May 12, 2023. As part of the Arrangement, the CMMC Options will be exchanged for Hudbay Replacement Options and thereafter settled in cash, unless a holder thereof elects to exercise all such Hudbay Replacement Options for Hudbay Shares. CMMC expects that all or substantially all of the Hudbay Replacement Options will be settled in cash. However, if all Hudbay Replacement Options are exercised in connection with the Arrangement and the number of CMMC Options issued and outstanding as of May 12, 2023 does not change prior to the Effective Date, approximately 1,281,549 Hudbay Shares would be issuable upon the exercise of the Hudbay Replacement Options. The treatment of the CMMC Options pursuant to the Plan of Arrangement is consistent with the terms of the CMMC Option Plan.

CMMC CDI holders will receive Hudbay Shares pursuant to the Plan of Arrangement. Following the Arrangement, the Hudbay Shares will not be listed on the ASX. The section below describes the key differences between CMMC CDIs and Hudbay Shares.

Hudbay Shares are common shares in the share capital of Hudbay. Share certificates are evidence of legal title to Hudbay Shares and should be kept in safe custody; loss, defacement or destruction will necessitate a process of issuing a replacement certificate which may entail cost, time and appropriate indemnification and/or insurance. Hudbay Shares are listed on the TSX and the NYSE only. Accordingly, investors who wish to trade Hudbay Shares on the open market must do so on the TSX or the NYSE (Hudbay Shares cannot be traded on the ASX). Such trades must be undertaken through a broker entitled to trade on the TSX or the NYSE. Not all Australian brokers are able to trade securities on the TSX or the NYSE. Hudbay Shares are listed and traded on the TSX in Canadian dollars and on the NYSE in U.S. dollars. The Australian dollar value of Hudbay Shares will therefore depend on the prevailing A$:C$ or A$:US$ exchange rate from time to time.

A CMMC CDI is a financial product quoted on the ASX. CMMC CDIs represent an interest in the underlying security of the foreign company that is held in trust for the CDI holder by a depositary nominee. This allows investors to trade interests in foreign securities by trading the relevant CDIs on the ASX. Each CMMC CDI currently represents one CMMC Share and confers a beneficial interest in that CMMC Share. CMMC Shares represented by CMMC CDIs are held by CDN, a wholly owned Subsidiary of the ASX, on behalf of the holders of CMMC CDIs. Following completion of the Arrangement, CMMC CDI holders will be issued consideration in the form of Hudbay Shares quoted on the TSX.

See “Joint Management Information Circular – Information for Australian Shareholders”.

Dividend Policy and Capital Allocation

Other than pursuant to the TSX’s policies, the CBCA, Hudbay’s bank credit facilities and bond indentures, which contain covenants that restrict Hudbay’s ability to declare or pay dividends if certain events of default under such bank credit facility and indenture have occurred and are continuing, there will be no restriction in Hudbay’s articles or elsewhere which would prevent Hudbay from paying dividends subsequent to the completion of the Arrangement. See “Appendix K – Information Concerning Hudbay – Dividend Policy and History”.

Hudbay has agreed that until the Effective Time, Hudbay will generally set the record and payment dates for its semi-annual dividend payment in the ordinary course consistent with past practice. Following completion of the Arrangement, subject to market conditions and Hudbay Board approval, it is currently anticipated that Hudbay will maintain a semi-annual dividend payment on a per share basis equal to the current Hudbay dividend payment.

The amount of future dividends and the declaration and payment thereof will be based upon a number of factors, including Hudbay’s financial position, results of operations, cash flow, capital requirements and restrictions under its credit facilities, as well as broader market and economic conditions, and will be in compliance with Law. The Hudbay Board will retain the power to amend Hudbay’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, there can be no assurance that dividends of Hudbay following completion of the Arrangement will be equal or similar to the amount historically paid on the Hudbay Shares or the CMMC Shares and that the Hudbay Board will not decide to change its dividend policy in the future. For additional information, see “Risk Factors – The amount of any dividends to be paid by Hudbay following the Arrangement are not guaranteed”.

Directors and Officers of Hudbay the Completion of the Arrangement

Following completion of the Arrangement, the Hudbay Board will consist of 12 directors, comprised of 10 directors from Hudbay and two directors from CMMC. Hudbay will extend offers of employment to two existing senior executives of CMMC to join its existing senior management team. The final composition of the Hudbay Board and the identity of the two senior executives of CMMC that will be extended offers of employment will be determined prior to the Effective Date.

Principal Holders of Hudbay Shares Upon Completion of the Arrangement

To the knowledge of the directors and executive officers of Hudbay and CMMC, as of the date hereof, it is not anticipated that any securityholder will own of record or beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10% of the voting rights attached to the Hudbay Shares following completion of the Arrangement.

Auditor, Transfer Agent and Registrar

Following the Arrangement, the auditor of Hudbay will continue to be Deloitte LLP, located in Toronto, Ontario. Following the Arrangement, the registrar and transfer agent for Hudbay will continue to be TSX Trust, located in Toronto, Ontario.

Material Contracts

Other than as disclosed in this Circular or in the documents incorporated by reference herein with respect to Hudbay and CMMC, there are no contracts to which the Combined Company will be a party following completion of the Arrangement that can reasonably be regarded as material to a potential investor, other than contracts entered into by Hudbay and CMMC in the ordinary course of business. For a description of the material contracts of Hudbay and CMMC, please refer to the Hudbay AIF and the CMMC AIF, each of which is incorporated by reference in this Circular. See “Appendix K – Information Concerning Hudbay” and “Appendix L – Information Concerning CMMC”.

Risk Factors

The business and operations of the Combined Company following completion of the Arrangement will continue to be subject to the risks currently faced by Hudbay and CMMC, as well as certain risks unique to the Combined Company following completion of the Arrangement.

Readers should carefully consider the risk factors described under the heading “Risk Factors” in the Hudbay AIF, which is incorporated by reference in “Appendix K – Information Concerning Hudbay” of this Circular, the risk factors described under the heading “Risks and Uncertainties” in the CMMC AIF and CMMC Q1 Interim MD&A, which is incorporated by reference in “Appendix L – Information Concerning CMMC” of this Circular, as well as the risk factors set forth under “Risk Factors” in this Circular. If any of the identified risks were to materialize, the Combined Company’s business, financial position, results and/or future operations may be materially affected.

Shareholders should also carefully consider all of the information disclosed in this Circular and the documents incorporated by reference.

The risk factors that are identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen that may present additional risks in the future.

RISK FACTORS

Hudbay Shareholders who vote in favour of the Hudbay Resolution and CMMC Shareholders who vote in favour of the Arrangement Resolution will be voting in favour of combining the businesses of Hudbay and CMMC, and, in the case of CMMC Shareholders, to invest in Hudbay Shares, and in the case of Hudbay Shareholders, to invest in the business of CMMC. There are certain risk factors associated with the Arrangement and the proposed combination of Hudbay and CMMC’s respective businesses that should be carefully considered by Hudbay Shareholders and CMMC Shareholders. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to Hudbay and CMMC, may also adversely affect Hudbay or CMMC prior to the Arrangement or their combined businesses following completion of the Arrangement. These risk factors should be considered in conjunction with the other information included in this Circular, including the documents incorporated by reference herein, and documents filed by Hudbay and CMMC pursuant to applicable Laws from time to time.

Risk Factors Relating to the Arrangement

The completion of the Arrangement is subject to the satisfaction or waiver of several conditions precedent

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of the control of the Parties, including receipt of the Hudbay Shareholder Approval and the CMMC Shareholder Approval, the Final Order and the Stock Exchange Approvals, there not having occurred a Hudbay Material Adverse Effect or a CMMC Material Adverse Effect, as applicable, CMMC Shareholders not having validly exercised Dissent Rights with respect to more than 10% of the issued and outstanding CMMC Shares, and certain other customary closing conditions. There can be no certainty, nor can the Parties provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver. If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the Hudbay Shares and the CMMC Shares may be materially adversely affected. See “The Arrangement Agreement – Conditions to Closing”.

The Arrangement Agreement may be terminated in certain circumstances

The Arrangement Agreement may be terminated by Hudbay or CMMC in certain circumstances, in which case the Arrangement will not be completed. Accordingly, there is no certainty, nor can the Parties provide any assurance, that the Arrangement Agreement will not be terminated by Hudbay or CMMC prior to the completion of the Arrangement. The failure to complete the Arrangement could materially negatively impact the market price of the Hudbay Shares and the CMMC Shares. Moreover, if the Arrangement Agreement is terminated and the CMMC Board decides to seek another business combination or other strategic transaction, there can be no assurance that it will be able to find a party willing to agree to an equivalent or more attractive price than the price to be paid pursuant to the Arrangement.

The failure to complete the Arrangement could negatively impact the Parties and have a material adverse effect on the current and future operations, financial condition and prospects of the Parties

If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of substantial resources by the Parties to the completion thereof could have a negative impact on Hudbay’s and CMMC’s current business relationships (including with current and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future business, operations, results of operations, financial condition and prospects of Hudbay and/or CMMC. In addition, failure to complete the Arrangement for any reason could materially negatively impact the market price of the Hudbay Shares and/or the CMMC Shares.

The market value of the Consideration Shares to be issued in connection with the Arrangement may vary between the date of the Arrangement Agreement and completion of the Arrangement

Pursuant to the Arrangement, each CMMC Shareholder will be entitled to receive 0.381 of a Hudbay Share for each CMMC Share or CMMC CDI held, subject to adjustment for fractional shares. Because the Exchange Ratio under the Arrangement is fixed and will not be adjusted to reflect any changes in the market value of Hudbay Shares or the CMMC Shares, the market value represented by the Exchange Ratio may vary. The market values of the Hudbay Shares and the CMMC Shares at the Effective Time may vary from the values at the date of this Circular. If the market price of the Hudbay Shares declines, the value of the consideration received by CMMC Shareholders at the Effective Time will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Hudbay, market assessments of the likelihood the Arrangement will be consummated, regulatory considerations, general market and economic conditions, changes in the price of copper and other factors over which neither Hudbay nor CMMC has control.

The Parties will incur significant costs and, in certain circumstances, may be required to pay the CMMC Termination Payment or the Hudbay Termination Payment, as applicable

Certain costs relating to the Arrangement, such as legal, accounting, tax, brokerage and financial advisory fees, must be paid by the Parties even if the Arrangement is not completed. In addition, if the Arrangement is not completed for certain reasons, either Hudbay or CMMC may be required to pay the CMMC Termination Payment or the Hudbay Termination Payment, as applicable, to the other Party, the result of which could have an adverse effect on such Party’s cash resources.

The CMMC Termination Payment or the Hudbay Termination Payment, as applicable, may discourage third parties from attempting to acquire a Party

If the Arrangement is not completed for certain reasons, Hudbay or CMMC may be required to pay the CMMC Termination Payment or the Hudbay Termination Payment, as applicable, to the other Party, which may discourage other parties from making an Acquisition Proposal, even if such Acquisition Proposal could provide greater value to Hudbay Shareholders or CMMC Shareholders, as applicable, than the Arrangement. Even if the Arrangement Agreement is terminated without payment of the CMMC Termination Payment or the Hudbay Termination Payment, as applicable, a Party may, in the future, be required to pay CMMC Termination Payment or the Hudbay Termination Payment, as applicable, in certain circumstances. Accordingly, if the Arrangement is not consummated and the Arrangement Agreement is terminated, a Party may not be able to consummate another Acquisition Proposal that could provide greater value than what is provided for under the Arrangement without paying the CMMC Termination Payment or the Hudbay Termination Payment, as applicable. In addition, payment of such amount may have an adverse effect on the cash resources of Hudbay or CMMC, as applicable. See “The Arrangement Agreement – Termination of the Arrangement Agreement”.

The Arrangement Agreement contains provisions that restrict the ability of the Parties to pursue alternatives to the Arrangement

Under the Arrangement Agreement, Hudbay and CMMC are restricted, subject to certain exceptions, including in connection with a Hudbay Superior Proposal or a CMMC Superior Proposal, as applicable, from soliciting, initiating, knowingly encouraging or knowingly facilitating, discussing or negotiating, or furnishing information with regard to, any Acquisition Proposal or any inquiry, proposal or offer that may reasonably be expected to constitute or lead to any Acquisition Proposal from any person. See “The Arrangement Agreement – Covenants – Covenants Regarding Non-Solicitation and Acquisition Proposals”.

The Arrangement may divert the attention of management of the Parties, impact the Parties’ ability to attract or retain key personnel or impact the Parties’ third party business relationships

The Arrangement could cause the attention of management of Hudbay and CMMC to be diverted from their respective day-to-day operations. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the current and future business, operations, results of operations, financial condition and prospects of Hudbay and CMMC. Because the completion of the Arrangement is subject to uncertainty, officers and employees of Hudbay and CMMC may experience uncertainty about their future roles, which may adversely affect Hudbay’s and CMMC’s ability to attract or retain key management and personnel in the period until the completion or termination of the Arrangement.

In addition, third parties with which Hudbay or CMMC currently have business relationships or may have business relationships in the future, including industry partners, customers and suppliers, may experience uncertainty associated with the Arrangement, including with respect to current or future relationships with Hudbay or CMMC. Such uncertainty could have a material and adverse effect on the current and future business, operations, results of operations, financial condition and prospects of Hudbay and CMMC.

The exercise of Dissent Rights may impact cash resources or result in the Arrangement not being completed

Registered CMMC Shareholders entitled to vote at the CMMC Meeting have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid an amount equal to the fair value of their CMMC Shares as of the close of business (Vancouver time) on the day before the Arrangement Resolution was approved, provided that they have complied with the dissent procedures set out under Part 8, Division 2 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order. If CMMC Shareholders dissent in respect of a significant number of CMMC Shares, a substantial aggregate cash payment may be required to be made by Hudbay that could have an adverse effect on Hudbay’s cash resources if the Arrangement is completed. If, as of the Effective Date, the aggregate number of CMMC Shares in respect of which CMMC Shareholders have validly exercised Dissent Rights exceeds 10% of the CMMC Shares then outstanding, Hudbay is entitled, in its discretion, not to complete the Arrangement. See “Dissenting Shareholder Rights”.

Tax consequences of the Arrangement may differ from expectations, including, that if the exchange of CMMC Shares for Hudbay Shares pursuant to the Arrangement does not qualify as part of a “reorganization” under the U.S. Tax Code, some Shareholders may be required to pay substantial U.S. federal income taxes

There can be no assurance that the CRA, the IRS or other applicable taxing authorities will agree with the interpretation of the Canadian federal and U.S. federal income tax consequences of the Arrangement, as applicable, as set forth in this Circular. Furthermore, there can be no assurance that applicable Canadian and U.S. income tax laws, regulations or tax treaties will not change (legislatively, judicially or otherwise) or be interpreted in a manner, or that applicable taxing authorities will not take an administrative position, that is adverse to Hudbay, CMMC or their respective shareholders following completion of the Arrangement.

Although Hudbay and CMMC intend that the exchange of CMMC Shares for Hudbay Shares pursuant to the Arrangement will qualify as part of a “reorganization” within the meaning of section 368 of the U.S. Tax Code, it is possible that the IRS may assert that the Arrangement fails (in whole or in part) to qualify as such. If the IRS were to be successful in any such contention, or if for any other reason such exchange were to fail to qualify as a “reorganization,” U.S. Holders of CMMC Shares would generally recognize a gain or loss with respect to all such U.S. Holder’s CMMC Shares, based on the difference between: (i) such U.S. Holder’s tax basis in such shares; and (ii) the fair market value of the Hudbay Shares received. See “Income Tax Considerations – Certain United States Federal Income Tax Considerations”.

The Combined Company will be subject to tax in various counties

The Combined Company will have operations in various countries and be subject to differing tax laws and rates. Taxation authorities may disagree with how Hudbay or CMMC calculate or have in the past calculated their income or other amounts for tax purposes. The tax treatment of the Combined Company is subject to changes in tax laws, regulations and treaties, or the interpretation thereof, including tax policy initiatives and reforms under consideration related to the Organisation for Economic Co-operation and Development’s (OECD) Base Erosion and Profit Shifting (BEPS) Project. Any such events or changes could adversely affect the Combined Company, its share price or the dividends that may be paid to its shareholders following completion of the Arrangement.

Hudbay and CMMC directors, officers and employees may have interests in the Arrangement that are different from those of Hudbay Shareholders and CMMC Shareholders

Certain of the directors and executive officers of Hudbay and CMMC negotiated the terms of the Arrangement Agreement, and the Hudbay Board has unanimously recommended that Hudbay Shareholders vote in favour of the Hudbay Resolution and the CMMC Board has unanimously recommended that CMMC Shareholders vote in favour of the Arrangement Resolution. These directors and executive officers may have interests in the Arrangement that are different from, or in addition to, those of Hudbay Shareholders and CMMC Shareholders generally. These interests include, but are not limited to, the continued employment of certain executive officers of Hudbay and CMMC by the Combined Company and the continued service of certain directors of Hudbay and CMMC as directors of the Combined Company. Hudbay Shareholders and CMMC Shareholders should be aware of these interests when they consider their respective board of directors’ unanimous recommendations. The Hudbay Board and the CMMC Board and the CMMC Special Committee were each aware of, and considered, these interests when they determined the advisability of the Arrangement.

The Arrangement Agreement contains certain restrictions on the ability of each of Hudbay and CMMC to conduct its business

Under the Arrangement Agreement, each of Hudbay and CMMC must generally conduct its business in the ordinary course and, prior to the completion of the Arrangement or the termination of the Arrangement Agreement, Hudbay and CMMC are subject to certain covenants which restrict it from taking certain actions without the prior consent of the other Party and which require it to take certain other actions. In either case, such covenants may delay or prevent Hudbay and CMMC from pursuing business opportunities that may arise or preclude actions that would otherwise be advisable if Hudbay and CMMC were to remain standalone entities. See “The Arrangement Agreement – Covenants – General Conduct of Business and Covenants Relating to the Arrangement”.

The TD Securities Fairness Opinion and the CMMC Fairness Opinions do not reflect changes in circumstances that may have occurred or that may occur between the date of the Arrangement Agreement and the completion of the Arrangement

None of the Hudbay Board, the CMMC Board or the CMMC Special Committee has obtained updated opinions from their respective financial advisors as of the date of this Circular, nor do any of them expect to receive updated, revised or reaffirmed opinions prior to the completion of the Arrangement. Changes in the operations and prospects of Hudbay and CMMC, general market and economic conditions and other factors that may be beyond the control of the Parties, and on which the TD Securities Fairness Opinion and the CMMC Fairness Opinions were based, may significantly alter the value of Hudbay and CMMC or the market price of the Hudbay Shares and the CMMC Shares by the time the Arrangement is completed. The TD Securities Fairness Opinion and the CMMC Fairness Opinions do not speak as of the time the Arrangement will be completed or as of any date other than the date of such opinions. Because the financial advisors will not be updating the TD Securities Fairness Opinion and the CMMC Fairness Opinions, such opinions will not address the fairness of the Consideration or the Exchange Ratio, from a financial point of view, at the time the Arrangement is completed. Each of the Hudbay Board Recommendation and the CMMC Board Recommendation, however, is made as of the date of this Circular. See “The Arrangement – Hudbay Fairness Opinion” and “The Arrangement – CMMC Fairness Opinions”.

Risk Factors Relating to the Combined Company

The anticipated benefits of the Arrangement may not be realized

The ability to realize the benefits of the Arrangement described in this Circular will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Hudbay’s ability to realize the anticipated growth opportunities and synergies from integrating CMMC’s business following completion of the Arrangement. This integration will require the dedication of management effort, time and resources which may divert management’s focus and resources from other strategic opportunities available to the Combined Company following completion of the Arrangement, and from operational matters during this process. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully. Many operational and strategic decisions and certain staffing decisions with respect to integration have not yet been made. These decisions and the integration of the two companies may present challenges to management, including the integration of systems and personnel of the two companies which may be geographically separated, unanticipated liabilities, and unanticipated costs. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with customers, distributors, suppliers and partners or to achieve the anticipated benefits of the Arrangement. The performance of the Combined Company’s operations after completion of the Arrangement could be adversely affected if the Combined Company cannot retain key employees to assist in the integration and operation of the Combined Company, and any inability of management to successfully integrate the operations could have a material adverse effect on the business, financial condition and results of operations of the Combined Company.

Significant demands will be placed on the Combined Company following completion of the Arrangement and Hudbay and CMMC cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated complexity following and resulting from the Arrangement

As a result of the pursuit and completion of the Arrangement, significant demands will be placed on the managerial, operational and financial personnel and systems of Hudbay and CMMC. Hudbay and CMMC cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated complexity following and resulting from the Arrangement. The future operating results of the Combined Company following completion of the Arrangement may be affected by the ability of its officers and key employees to manage changing business conditions, to integrate the acquisition of CMMC and to execute on the Combined Company’s business strategy.

Following the Arrangement, the trading price of the Hudbay Shares cannot be guaranteed, may be volatile and could be less than, on an adjusted basis, the current trading prices of Hudbay and CMMC due to various market-related and other factors

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Securities of companies in the mining industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the mining industry. There can be no assurance that continuing fluctuations in price will not occur. The market price per Hudbay Share is also likely to be affected by changes in the Combined Company’s financial condition or results of operations. Other factors unrelated to the performance of the Combined Company that may have an effect on the price of Hudbay Shares include the following: (a) changes in the market price of the commodities that the Combined Company will sell and purchase; (b) current events affecting the economic, political and/or social situation in Canada, the United States, Peru and internationally; (c) trends in the global mining industries; (d) regulatory and/or government actions, rulings or policies; (e) changes in financial estimates and recommendations by securities analysts or rating agencies; (f) acquisitions and financings completed by the Combined Company; (g) the economics of current and future projects and operations of the Combined Company; (h) quarterly variations in operating results; (i) the operating and share price performance of other companies, including those that investors may deem comparable; (j) the issuance of additional equity securities of the Combined Company, as applicable, or the perception that such issuance may occur; and (k) purchases or sales of blocks of Hudbay Shares.

The issuance of Hudbay Shares and a resulting “market overhang” could adversely affect the market price of the Hudbay Shares following completion of the Arrangement

On completion of the Arrangement, additional Hudbay Shares will be issued and available for trading in the public market. The increase in the number of Hudbay Shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as “market overhang”), either of which may adversely affect the market for, and the market price of, the Hudbay Shares.

The issuance of Hudbay Shares in connection with the Arrangement will result in the dilution of ownership and voting interests of current Hudbay Shareholders

As a result of the issuance of Hudbay Shares in connection with the Arrangement, the ownership and voting interests of Current Hudbay Shareholders will be diluted, relative to current proportional ownership and voting interests.

The Hudbay Board and the CMMC Board considered financial projections prepared by each other’s management teams in connection with the Arrangement, and the actual performance of CMMC and Hudbay may differ materially from these projections

The Hudbay Board, the CMMC Board and the CMMC Special Committee considered, among other things, certain projections, prepared by their respective management teams, with respect to each of Hudbay (the “Hudbay Projections”) and CMMC (the “CMMC Projections”, together with the Hudbay Projections, the “Projections”). All Projections are based on assumptions and information available at the time the Projections were prepared. Hudbay and CMMC do not know whether the assumptions made will be realized. Such information can be adversely affected by known or unknown risks and uncertainties, many of which are beyond CMMC’s and Hudbay’s control. Further, financial forecasts of this type are based on estimates and assumptions that are inherently subject to risks and other factors such as company performance, industry performance, legal and regulatory developments, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of CMMC and Hudbay, including the factors described in this “Risk Factors” section and under “Joint Management Information Circular – Cautionary Statement Regarding Forward-Looking Statements”, which factors and changes may impact such forecasts or the underlying assumptions. As a result of these contingencies, there can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than projected. In view of these uncertainties, the Projections should not be regarded as an indication that Hudbay, the Hudbay Board, CMMC, the CMMC Board, the CMMC Special Committee or any of their advisors or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results.

The Projections were prepared by the Hudbay and CMMC management teams for internal use and to, among other things, assist Hudbay and CMMC in evaluating the Arrangement. The Projections were not prepared with a view toward public disclosure or toward compliance with IFRS, published guidelines of applicable securities regulatory authorities or the guidelines established by the Chartered Professional Accountants for preparation and presentation of prospective financial information. No independent accountants, have compiled, examined, or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Projections.

The amount of any dividends to be paid by the Combined Company following the Arrangement are not guaranteed

There can be no assurance that following completion of the Arrangement the dividends of the Combined Company will be equal or similar to or progressively grow to an amount greater than the amount historically paid on Hudbay Shares. While it is currently anticipated that the Combined Company will maintain a dividend payment on a per share basis equal to the current Hudbay dividend payment, the Hudbay Board following the Arrangement will retain the power to amend the Combined Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. The amount of future dividends and the declaration and payment thereof will be based upon a variety of factors and conditions, including the Hudbay Board’s approval, the Combined Company’s financial position, results of operations, cash flow, capital requirements and restrictions under its credit facilities, as well as broader market and economic conditions, and shall be in compliance with Law. Shareholders should also be aware that they have no contractual or other legal right to dividends that have not been declared.

The Combined Company may be required to repay CMMC’s outstanding Nordic bonds.

CMMC currently has secured Nordic bonds outstanding (the “Bonds”) pursuant to the Nordic bond terms dated April 8, 2021, as amended and restated on December 8, 2022 (the “Bond Terms”). Following a buyback of a portion of the Bonds completed on January 23, 2023, approximately $148 million in nominal value of the Bonds remained outstanding. The Arrangement will trigger a change of control put option under the Bond Terms whereby each bondholder will have the right to require CMMC to purchase some or all of the Bonds held by that bondholder at 101% of the nominal amount (the “Put Option”). Furthermore, the Combined Company may redeem the Bonds at the applicable call rate, pursuant to the Bond Terms. If the Combined Company does elect to redeem the Bonds, or bondholders exercise their Put Option, the Combined Company may be required to refinance some or all of the amount of outstanding Bonds on terms less favourable than the Bond Terms or use its cash to repurchase the Bonds, which could negatively impact the Combined Company’s financial position. For a further discussion of the risks surrounding liquidity, access to capital and indebtedness, see “Risk Factors – Liquidity, Access to Capital and Indebtedness” in the Hudbay AIF.

The Consideration Shares will not be listed for trading on the ASX

The Hudbay Shares are not listed on the ASX and no application has been made to ASX for a Foreign Exempt Listing, nor do the Parties have any intention to make such an application. At the completion of the Arrangement, CMMC Shareholders in Australia will receive Hudbay Shares tradeable on the TSX and the NYSE and will need to use a broker or other Intermediary licensed to trade on those exchanges in order to trade their Hudbay Shares. While those Australian shareholders would still be able to trade their Hudbay Shares on the TSX and the NYSE, it may be less convenient to trade their shares and may involve increased costs.

Risks Relating to the Businesses of Hudbay and CMMC

The businesses of Hudbay and CMMC are subject to significant risks. See the risk factors set out in the documents incorporated by reference in “Appendix K – Information Concerning Hudbay” and “Appendix L – Information Concerning CMMC”. While each of Hudbay and CMMC has completed due diligence investigations, including reviewing technical, environmental, legal, tax accounting, financial and other matters, on the other Party, certain risks either may not have been uncovered or are not known at this time. Such risks may have an adverse impact on Hudbay and the combined assets of Hudbay and CMMC following the Arrangement and may have a negative impact on the value of the shares of the Combined Company, including the Consideration Shares.

INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax considerations in respect of the Arrangement that are generally applicable as of the date hereof to a beneficial owner of CMMC Shares who, for purposes of the Tax Act and at all relevant times: (a) deals at arm’s length with each of CMMC and Hudbay; (b) is not affiliated with either of CMMC or Hudbay; (c) holds its CMMC Shares, and will hold its Hudbay Shares as, capital property; and (d) is not a “foreign affiliate” as defined in the Tax Act, of a taxpayer resident in Canada (each such beneficial owner in this section, a “Holder”). Generally, the CMMC Shares and Hudbay Shares will be considered capital property to a Holder for purposes of the Tax Act unless the Holder uses or holds such Shares in the course of carrying on a business or acquired such Shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not discuss any tax consequences applicable to holders of CMMC Options (including holders who acquired CMMC Shares pursuant to the exercise of CMMC Options), nor does this summary apply to holders of an equity based employment compensation plan or arrangement, including the CMMC RSUs, CMMC PSUs and CMMC DSUs.

This summary is based on the facts set out in this Circular, the current provisions of the Tax Act in force as of the date hereof, the regulations thereunder, and an understanding of the current published administrative practices and assessing policies of the Canada Revenue Agency (“CRA”) made publicly available in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any other changes in Law, whether by judicial, governmental or legislative decision or action or changes in administrative policies or practices, nor does this summary take into account any other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed below.

Generally, for purposes of the Tax Act, all amounts relating to Shares must be computed in Canadian dollars based on exchange rates determined in accordance with the Tax Act.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representation with respect to the tax consequences to any particular Holder is made. Accordingly, all Holders and other Shareholders should consult with and rely upon their own tax advisors regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances, and any other consequences under Canadian federal, provincial, local and foreign tax laws.

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty, and at all relevant times is, or is deemed to be, resident in Canada (a “Resident Holder”).

This summary is not applicable to a Resident Holder: (a) that is a “financial institution” (as defined for purposes of the “mark-to-market rules”); (b) that is a “specified financial institution”; (c) an interest in which is a “tax shelter investment”; (d) whose “functional currency” is the currency of a country other than Canada; (e) that has entered into or will enter into a “synthetic disposition agreement” or a “derivative forward agreement” with respect to Shares; or (f) that receives dividends on the Shares under or as part of a “dividend rental arrangement”. Each phrase in quotations has the meaning attributed to such phrase for purposes of the Tax Act. Such Resident Holders should consult their own tax advisors.

This summary does not address the possible application of the “foreign affiliate dumping” rules that may be applicable to a Resident Holder that is a corporation resident in Canada (for the purposes of the Tax Act) and is or becomes, or does not deal at arm’s length (for purposes of the Tax Act) with a corporation that is or becomes, as part of a transaction or event or series of transactions or events or series of transaction or events that includes the Arrangement, controlled by a non-resident person or a group of non-resident persons not dealing with each other at arm’s length (for purposes of the Tax Act) for purposes of the rules in section 212.3 of the Tax Act.

Certain Resident Holders whose Shares might not otherwise qualify as capital property may, in certain circumstances, be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Shares, and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors as to whether such subsection 39(4) election is available or advisable in their particular circumstances.

Exchange of CMMC Shares for Hudbay Shares

A Resident Holder, other than a Resident Dissenter (as defined below), who disposes of CMMC Shares to Hudbay in exchange for Hudbay Shares under the Arrangement will generally be deemed to have disposed of such CMMC Shares in a tax-deferred share-for-share exchange pursuant to section 85.1 of the Tax Act, unless such Resident Holder chooses to recognize a capital gain (or a capital loss) as described in the immediately following paragraph. Where a Resident Holder does not choose to recognize a capital gain (or capital loss) on the exchange, the Resident Holder will be deemed to have disposed of the Resident Holder’s CMMC Shares for proceeds of disposition equal to the adjusted cost base (as defined in the Tax Act) of the CMMC Shares to such Resident Holder, determined immediately before the exchange, and the Resident Holder will be deemed to have acquired the Hudbay Shares at an aggregate cost equal to such adjusted cost base of the CMMC Shares. The cost of such Hudbay Shares acquired in exchange for CMMC Shares pursuant to the Arrangement will be averaged with the adjusted cost base of any other Hudbay Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost base of each Hudbay Share held by the Resident Holder as capital property.

A Resident Holder may choose to recognize a capital gain (or a capital loss) on the exchange of CMMC Shares for Hudbay Shares under the Arrangement by including all or part of such capital gain (or capital loss) in respect of the exchange in computing the Resident Holder’s income for the taxation year in which the exchange occurs. In such circumstances, the Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the fair market value of the Hudbay Shares received exceeds (or is less than) the aggregate adjusted cost base (as defined in the Tax Act) of the CMMC Shares to the Resident Holder, determined immediately before the exchange and any reasonable costs of disposition. A general description of the taxation of capital gains and capital losses is set out below under “Holders

Resident in Canada – Taxation of Capital Gains and Capital Losses”. The cost to a Resident Holder of the Hudbay Shares acquired on the exchange in these circumstances will equal the fair market value of those shares at the time of the exchange. This cost will generally be averaged with the adjusted cost base of any other Hudbay Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost of each Hudbay Share held by the Resident Holder as capital property.

Taxation of Dividends on Hudbay Shares

A Resident Holder who is an individual will be required to include in income any dividends received or deemed to be received on Hudbay Shares, and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by Hudbay as “eligible dividends” as defined in, and in accordance with, the Tax Act. There may be limitations on Hudbay’s ability to designate dividends on the Hudbay Shares as “eligible dividends”.

A Resident Holder that is a corporation will be required to include in income any dividends received or deemed to be received on Hudbay Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income to the extent and under the circumstances provided in the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own particular circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on Hudbay Shares to the extent that such dividends are deductible in computing such Resident Holder’s taxable income.

Disposition of Hudbay Shares

Generally, a Resident Holder that disposes or is deemed to dispose of a Hudbay Share in a taxation year will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Hudbay Share, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of the Hudbay Share immediately before the disposition. A general description of the taxation of capital gains and capital losses is set out below under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in that year. A Resident Holder must deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that taxation year (subject to and in accordance with rules contained in the Tax Act). Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition of a Share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of dividends previously received or deemed to have been received by the corporation on such Share (or on a share for which such Share has been substituted or exchanged). Similar rules may apply where Shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Additional Refundable Tax

A Resident Holder that is a “Canadian-controlled private corporation” or a “substantive CCPC” (each as defined in the Tax Act as it is proposed to be amended pursuant to the Proposed Amendments released on August 9, 2022) may be liable to pay an additional tax (refundable in certain circumstances) on “aggregate investment income” (as defined in the Tax Act), which includes taxable capital gains and interest.

Minimum Tax

A capital gain or dividend realized or received by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax under the Tax Act.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights in respect of the Arrangement (a “Resident Dissenter”) and transfers such Resident Dissenter’s CMMC Shares to Hudbay under the Arrangement and is entitled to be paid the fair value of such CMMC Shares by Hudbay will be considered to have disposed of such CMMC Shares for proceeds of disposition equal to the amount paid to such Resident Dissenter, other than any portion of the payment that is interest. The Resident Dissenter will realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Resident Dissenter of the CMMC Shares immediately before their transfer to Hudbay. The Resident Dissenter will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, generally in accordance with the tax treatment described above under “Taxation of Capital Gains and Capital Losses”.

A Resident Dissenter will also be required to include in computing its income any interest awarded to the Resident Dissenter by a court in connection with the Arrangement and in the case of certain Resident Dissenters that are corporations may be liable to pay an additional tax on “aggregate investment income” as described above under “Holders Resident in Canada – Additional Refundable Tax”.

Eligibility for Investment

Provided that the Hudbay Shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX and the NYSE) or Hudbay qualifies as a “public corporation” (as defined in the Tax Act), the Hudbay Shares will be “qualified investments” under the Tax Act for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans (“RESPs”), registered disability savings plans (“RDSPs”), deferred profit sharing plans, tax-free savings accounts (“TFSAs”), and first home savings accounts (“FHSAs”), each as defined in the Tax Act.

Notwithstanding the foregoing, if the Hudbay Shares are a “prohibited investment” for a particular RRSP, RRIF, RESP, RDSP, TFSA, or FHSA for purposes of the Tax Act, the annuitant under the RRSP or RRIF, the subscriber under the RESP, or the holder of the RDSP, TFSA or FHSA, as the case may be, will be subject to a penalty tax under the Tax Act. The Hudbay Shares will not be a “prohibited investment” for these purposes unless the annuitant, subscriber or holder, as applicable: (a) does not deal at arm’s length with Hudbay for purposes of the Tax Act; or (b) has a “significant interest”, as defined in the Tax Act for this purpose, in Hudbay. In addition, the Hudbay Shares will generally not be a “prohibited investment” for such trust if the Hudbay Shares are “excluded property” (as defined in the Tax Act) for purposes of the prohibited investment rules.

Annuitants under a RRSP or RRIF, subscribers under a RESP, and holders of a RDSP, TFSA or FHSA should consult their own tax advisors as to whether the Hudbay Shares will be a prohibited investment for such RRSP, RRIF, RESP, RDSP, TFSA, or FHSA in their particular circumstances, including with respect to whether the Hudbay Shares would be “excluded property” for purposes of the prohibited investment rule.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere or that are “authorized foreign banks” (as defined in the Tax Act).

Exchange of CMMC Shares for Hudbay Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of CMMC Shares under the Arrangement unless the CMMC Shares are “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. A general description of “taxable Canadian property” is set out below under “Holders Not Resident in Canada – Taxable Canadian Property”.

Disposition of Hudbay Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of Hudbay Shares unless the Hudbay Shares are “taxable Canadian property” (as defined in the Tax Act) at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. A general description of “taxable Canadian property” is set out below under “Holders Not Resident in Canada – Taxable Canadian Property”.

Taxable Canadian Property

Generally, a Share will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that the Share is listed on a “designated stock exchange” (which currently includes the TSX and the NYSE) unless, at any time during the 60-month period that ends at that time: (a) one or any combination of (i) the Non-Resident Holder, (ii) Persons with whom the Non-Resident Holder does not deal at arm’s length, and (iii) partnerships in which the Non-Resident Holder or any Person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of any class or series of shares of CMMC (in the case of CMMC Shares) or Hudbay (in the case of Hudbay Shares), and (b) more than 50% of the fair market value of the CMMC Shares or Hudbay Shares, as the case may be, was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), or any options in respect of, or interests in such properties, whether or not such property or properties exists.

Where a Non-Resident Holder acquires Hudbay Shares pursuant to the Arrangement in exchange for CMMC Shares that are, or are deemed to be, at the time of exchange, taxable Canadian property to the Non-Resident Holder, the Hudbay Shares will generally be deemed to be taxable Canadian property for the 60 month period following the exchange.

Notwithstanding the foregoing, in certain other circumstances a Share could be deemed to be taxable Canadian property for purposes of the Tax Act. Non-Resident Holders should consult their own tax advisors in this regard.

Taxation of Dividends on Hudbay Shares

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on Hudbay Shares will be subject to Canadian non-resident withholding tax at a rate of 25%. This rate may be reduced in the case of a Non-Resident Holder that is entitled to claim full benefits under an applicable income tax treaty or convention. For example, under the Canada-United States Income Tax Convention (1980) (the “Canada-U.S. Treaty”) the rate of withholding is generally reduced to 15% in respect of a dividend paid to the beneficial owner of the dividend that is resident in the United Sates for the purposes of the Canada-U.S. Treaty and qualified to claim full benefits under the Canada-U.S. Treaty.

Dissenting Non-Resident Holders

A Non-Resident Holder who validly exercises Dissent Rights in respect of the Arrangement (a “Non-Resident Dissenter”) and transfers CMMC Shares to Hudbay under the Arrangement and is entitled to be paid the fair value of such CMMC Shares by Hudbay will be considered to have disposed of such CMMC Shares for proceeds of disposition equal to the amount paid to such Non-Resident Dissenter, other than any portion of the payment that is interest. A Non-Resident Dissenter will generally not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of CMMC Shares pursuant to the exercise of Dissent Rights unless such CMMC Shares constitute, or are deemed to constitute, taxable Canadian property to the Non-Resident Dissenter and the Non-Resident Dissenter is not entitled to relief under an applicable income tax treaty or convention. See the discussion above under “Holders Not Resident in Canada – Taxable Canadian Property” for the circumstances in which CMMC Shares may constitute taxable Canadian property.

Generally, an amount paid in respect of interest awarded by the court to a Non-Resident Dissenter will not be subject to Canadian income or withholding tax under the Tax Act.

Certain United States Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax considerations related to the Arrangement that may be relevant to U.S. Holders (as defined below) that exchange CMMC Shares for Hudbay Shares pursuant to the Arrangement. This discussion is limited to Shareholders who hold their CMMC Shares as “capital assets” (generally, property held for investment purposes) within the meaning of Section 1221 of the U.S. Tax Code. This discussion is based upon the U.S. Tax Code, Treasury Regulations promulgated under the U.S. Tax Code, rulings and other published positions of the IRS and judicial decisions, all as in effect on the date hereof and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion. Except as specifically referenced, this summary does not address any proposed legislation or regulations. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described in this discussion. No advance ruling has been or will be sought from the IRS, and no opinion of counsel has been requested or received, regarding any matter discussed below.

This discussion is for general information purposes only and does not purport to be a complete listing or comprehensive analysis of all of the U.S. federal income tax considerations that may be relevant to particular holders in light of their particular facts and circumstances. This discussion does not address the U.S. federal income tax considerations that may be relevant to holders subject to special rules under U.S. federal income tax laws, including, for example, but not limited to banks and other financial institutions; mutual funds; insurance companies; brokers or dealers in securities, currencies or commodities; dealers or traders in securities subject to a mark-to-market method of accounting with respect to CMMC Shares; regulated investment companies and real estate investment trusts; retirement plans, individual retirement and other deferred accounts; tax-exempt organizations, governmental agencies, instrumentalities or other governmental organizations and pension funds; holders that are holding CMMC Shares as part of a “straddle,” hedge, constructive sale, or other integrated transaction or conversion transaction or similar transactions; holders whose functional currency is not the U.S. dollar; partnerships, other entities classified as partnerships for U.S. federal income tax purposes, “S corporations,” or any other pass-through entities for U.S. federal income tax purposes (or investors in such entities); expatriated entities subject to Section 7874 of the U.S. Tax Code; holders that are required to accelerate the recognition of any item of gross income as a result of such income being recognized on an “applicable financial statement”; persons subject to the alternative minimum tax; U.S. expatriates and former citizens or long-term residents of the United States; holders that own or have owned directly, indirectly or through attribution, 10% or more (by voting power or value) of CMMC’s equity securities; holders that immediately prior to the Effective Time own directly, indirectly or through attribution, 5% or more, by voting power or value, of the outstanding CMMC Shares (or, at any time after the Effective Time, Hudbay Shares); grantor trusts; corporations that accumulate earnings to avoid U.S. federal income tax; holders that received their CMMC Shares through a compensation plan or arrangement including the CMMC RSUs, CMMC PSUs and CMMC DSUs, through a tax qualified retirement plan or pursuant to the exercise of options or warrants; and holders of CMMC Options (including holders who acquired CMMC Shares pursuant to the exercise of CMMC Options).

This discussion does not address any U.S. federal tax considerations other than those pertaining to the income tax (such as estate, gift or other non-income tax considerations) or any state, local or non-U.S. tax considerations. In addition, this discussion does not address any considerations arising under the net investment income tax or any considerations in respect of any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith and any laws, regulations or practices adopted in connection with any such agreement).

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following: (i) any conversion into CMMC Shares, Hudbay Shares or cash of any notes, debentures or other debt instruments; (ii) any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving restricted share units, deferred share units, or any rights to acquire CMMC Shares or Hudbay Shares, including the CMMC RSUs, CMMC PSUs and CMMC DSUs; and (iii) any transaction, other than the Arrangement, in which CMMC Shares, Hudbay Shares or cash are acquired.

The U.S. federal income tax consequences of the transactions discussed herein to any particular CMMC Shareholder will depend on the CMMC Shareholder’s particular tax circumstances. Each CMMC Shareholder is urged to consult his, her or its tax advisor with respect to the specific tax consequences to him, her or it in connection with the Arrangement in lights of his, her or its own particular circumstances, including U.S. federal, state, local and non-U.S. income and other tax consequences.

This summary applies only to “U.S. Holders.” For purposes of this summary, a “U.S. Holder” means a beneficial owner of CMMC Shares that is, for U.S. federal income tax purposes:

(i)	an individual who is a citizen or resident of the United States;

(ii)

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

(iii)	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

(iv)

a trust, if (A) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “United States persons” (within the meaning of the U.S. Tax Code) have the authority to control all substantial decisions of the trust or (B) the trust validly elected to be treated as a United States person for U.S. federal income tax purposes.

The summary below is subject to the rules discussed below under “PFIC Considerations” (the “PFIC Rules”).

Exchange of CMMC Shares for the Hudbay Shares Pursuant to the Arrangement

Hudbay and CMMC intend to treat the exchange of CMMC Shares for Hudbay Shares pursuant to the Arrangement as part of a tax-deferred “reorganization” within the meaning of section 368 of the U.S. Tax Code. However, neither Hudbay nor CMMC has sought or obtained (or will seek or obtain) either a ruling from the IRS or an opinion of legal counsel regarding the tax consequences of the transactions included in the Arrangement. In addition, the qualification of such exchange as part of a reorganization depends on compliance with numerous technical requirements under section 368 of the U.S. Tax Code, including, among other requirements, whether Hudbay is treated as acquiring “substantially all” of the assets of CMMC and whether CMMC is treated as merging into a subsidiary of Hudbay for purposes of such requirements.

The application of such requirements to the transactions included in the Arrangement depends on the resolution of complex legal issues and facts and is subject to differing interpretations. Accordingly, there can be no assurance that the IRS will not challenge the treatment of such exchange as part of a reorganization or that a U.S. court would uphold the status of such exchange as part of a reorganization in the event of an IRS challenge. U.S. Holders are urged to consult their own tax advisors regarding the proper tax reporting of the Arrangement and the consequences if such exchange does not qualify as part of a reorganization.

Assuming that the exchange of CMMC Shares for Hudbay Shares pursuant to the Arrangement qualifies as part of a reorganization within the meaning of section 368 of the U.S. Tax Code, and subject to the discussion below under “PFIC Considerations”, the following consequences will result for a U.S. Holder of CMMC Shares that receives Hudbay Shares pursuant to the Arrangement:

•	no gain or loss will be recognized by the U.S. Holder;

•	the aggregate tax basis of the Hudbay Shares that a U.S. Holder of CMMC Shares receives in exchange for its CMMC Shares will be the same as the aggregate tax basis of its CMMC Shares exchanged;

•	the holding period for Hudbay Shares received in the Arrangement will include the U.S. Holder’s holding period for the CMMC Shares surrendered pursuant to the Arrangement; and

•

certain U.S. Holders may be required to report certain information to the IRS on their U.S. federal income tax returns for the tax year in which the Arrangement occurs, and to retain certain records related to the Arrangement.

Exercise of Dissent Rights Pursuant to the Arrangement

A U.S. Holder of CMMC Shares who exercises Dissent Rights in the Arrangement and is paid cash in exchange for all of its CMMC Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the United States dollar value of cash received by such U.S. Holder in exchange for CMMC Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such CMMC Shares surrendered. Subject to the discussion below under “PFIC Considerations”, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the CMMC Shares for more than one year. Preferential tax rates apply to long-term capital gains of a non-corporate U.S. Holder. Deductions for capital losses are subject to complex limitations under the U.S. Tax Code.

Ownership and Disposition of Hudbay Shares

Distributions on Hudbay Shares

Subject to the discussion below under “PFIC Considerations”, the gross amount of any distribution on Hudbay Shares (without reduction for any Canadian income tax withheld from such distribution) generally will be subject to United States federal income tax as dividend income to the extent paid out of Hudbay’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that a distribution exceeds the amount of Hudbay’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted tax basis in Hudbay Shares held by such U.S. Holder, and any amount that exceeds the U.S. Holder’s adjusted tax basis will be treated as capital gain recognized on a sale, exchange, or other taxable disposition of Hudbay Shares (as discussed below). However, Hudbay may not maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and therefore U.S. Holders may be required to treat distributions by Hudbay with respect to the Hudbay Shares as dividends for U.S. federal income tax purposes.

Dividends received by individuals and other non-corporate U.S. Holders on Hudbay Shares generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that (a) such holders meet certain holding period and other requirements, (b) Hudbay is not treated as a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year, and (c) either (x) Hudbay is eligible for the benefits of a comprehensive income tax treaty with the United States or (y) the Hudbay Shares are readily tradable on an established securities market in the United States. Hudbay believes that it is eligible for such treaty benefits, and U.S. Treasury guidance indicates that the Hudbay Shares will be readily tradable on an established securities market in the United States, although there can be no assurance that the Hudbay Shares will be so tradable in future years. Dividends on Hudbay Shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other United States corporations. U.S. Holders are urged to consult their own tax advisors regarding the application of the relevant rules to their particular circumstances.

Sale or Other Taxable Disposition of Hudbay Shares

Subject to the discussion below under “PFIC Considerations”, a U.S. Holder who sells or otherwise disposes of Hudbay Shares received pursuant to the Arrangement in a taxable disposition will recognize gain or loss equal to the difference, if any, between the United States dollar value of the amount realized on such sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such Hudbay Shares. Any such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held (or is treated as having held) the Hudbay Shares for more than one year at the time of the sale or other taxable disposition. For non-corporate U.S. Holders, long-term capital gains recognized in connection with a sale or other taxable disposition of Hudbay Shares generally will be taxed at preferential capital gain rates. The deductibility of capital losses is subject to limitations under the U.S. Tax Code.

Foreign Tax Credit

Subject to certain limitations, a U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to CMMC Shares or Hudbay Shares may be entitled, at the election of the U.S. Holder, to receive either a deduction or a credit for Canadian income tax paid. Dividends paid on Hudbay Shares generally will constitute income from sources outside the United States. Any gain recognized as a result of the Arrangement or from the sale or other taxable disposition of Hudbay Shares by a U.S. Holder generally will constitute U.S. source income. The foreign tax credit rules (including the limitations with respect thereto) are complex, and each U.S. Holder should consult his, her or its own tax advisor regarding the foreign tax credit rules, having regard to such holder’s particular circumstances.

Receipt of Foreign Currency

The gross amount of any payment in a currency other than United States dollars will be included by each U.S. Holder in income in a United States dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for United States federal income tax purposes, regardless of whether the payment is in fact converted into United States dollars at that time. If the foreign currency is converted into United States dollars on the date of the payment, the U.S. Holder should not recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gain or loss resulting from the conversion of the foreign currency will be treated as United States-source ordinary income or loss. U.S. Holders are urged to consult their own tax advisors regarding the United States federal income tax consequences of receiving, owning, and disposing of foreign currency.

PFIC Considerations

The tax consequences of the Arrangement to a particular U.S. Holder will depend on whether CMMC was a passive foreign investment company (a “PFIC”) during any taxable year in which the U.S. Holder owned CMMC Shares, and, if so, whether Hudbay is a PFIC in the taxable year that includes the Arrangement. In general, a non-United States corporation is a PFIC for any taxable year in which either (a) 75% or more of the non-United States corporation’s gross income is passive income, or (b) 50% or more of the average quarterly value of the non-United States corporation’s assets produce or are held for the production of passive income. Passive income includes, for example, dividends, interest, certain rents and royalties, and the excess of gains over losses from certain commodities transactions. Net gains from commodities transactions generally are treated as passive income, unless such gains are active business gains from the sale of commodities and substantially all of the corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business. For purposes of determining whether a non-United States corporation is a PFIC, such non-United States corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25 percent (by value) of the stock. If CMMC or Hudbay were classified as a PFIC for any taxable year that a U.S. Holder holds its shares, CMMC or Hudbay, as the case may be, generally would continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding years, even if CMMC or Hudbay, as the case may be, ceases to satisfy the requirements for being a PFIC.

Adverse PFIC Consequences

If a U.S. Holder recognizes gain on stock in a corporation, and such gain is subject to the PFIC “excess distribution” rules (“PFIC Gain”), the gain would be allocated ratably over the U.S. Holder’s holding period for the stock. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before the corporation became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax on such amount.

Different rules, which may mitigate the adverse consequences described in the preceding paragraph, generally would apply to any U.S. Holder that has made a “qualified electing fund” election or “mark-to-market” election, if available, with respect to its CMMC Shares or Hudbay Shares, as the case may be.

PFIC Considerations Related to CMMC

Under proposed Treasury Regulations, if CMMC were a PFIC during any taxable year in which a U.S. Holder holds or held CMMC Shares, and if Hudbay were not a PFIC in the taxable year that includes the Arrangement, then the U.S. Holder may be required to recognize gain (if any), but not loss, on the exchange of CMMC Shares for Hudbay Shares pursuant to the Arrangement, even if such exchange qualifies as part of a reorganization under section 368(a) of the U.S. Tax Code, and such gain would generally be treated as PFIC Gain subject to the adverse consequences described above. If, however, CMMC were a PFIC during any taxable year in which a U.S. Holder holds or held CMMC Shares, and Hudbay were a PFIC for its taxable year that includes the day following the consummation of the Arrangement, then a U.S. Holder should not be subject to the adverse consequences described above, based on proposed U.S. Treasury Regulations under section 1291(f) of the U.S. Tax Code.

Moreover, if CMMC were a PFIC during any taxable year in which a U.S. Holder that exercises Dissent Rights holds or held CMMC Shares, then the gain recognized by such U.S. Holder upon the consummation of the Arrangement would be treated as PFIC Gain subject to the adverse consequences described above.

CMMC has not performed an analysis or made a determination as to its status as a PFIC for the current or any prior taxable years. No opinion of legal counsel or ruling from the IRS concerning the status of CMMC under the PFIC Rules has been or will be obtained. The determination of PFIC status for any year is fact-specific, based on the types of income earned and the types and values of assets from time to time. Moreover, the PFIC determination depends upon the application of complex U.S. federal income tax rules that are subject to differing interpretations. As a result, there can be no assurance that CMMC will not be a PFIC for the current taxable year or was not a PFIC for any prior taxable years.

Due to the complexity of the PFIC rules, U.S. Holders should consult their own tax advisors regarding the status of CMMC as a PFIC, how the PFIC rules may affect the U.S. federal income tax consequences of a U.S. Holder’s ownership and disposition of CMMC Shares including pursuant to the Arrangement, and the eligibility, manner and advisability of any available elections such as the mark-to-market election.

PFIC Considerations Related to Hudbay

If Hudbay is classified as a PFIC for any taxable year during which a U.S. Holder holds Hudbay Shares received pursuant to the Arrangement, then gain recognized by such U.S. Holder upon the sale or other taxable disposition of the Hudbay Shares would be treated as PFIC Gain subject to the adverse consequences described above. Further, to the extent that any distribution received by a U.S. Holder during a taxable year on its Hudbay Shares were to exceed 125% of the average of the annual distributions on the Hudbay Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such “excess distribution” would be subject to taxation in the same manner as PFIC Gain, as described above.

Hudbay does not believe that it was a PFIC for the taxable year ending December 31, 2022. No opinion of legal counsel or ruling from the IRS concerning the status of Hudbay under the PFIC Rules has been obtained or is currently planned to be requested. However, the determination of PFIC status for any year is fact-specific, based on the types of income earned and the types and values of assets from time to time, all of which are subject to change. Moreover, the PFIC determination depends upon the application of complex U.S. federal income tax rules that are subject to differing interpretations. As a result, there can be no assurance that Hudbay will not be a PFIC for the current or future taxable years.

U.S. Holders are urged to consult their own tax advisors regarding the consequences of the Arrangement and of the ownership and disposition of Hudbay Shares under the PFIC Rules, including the potential availability of a mark-to-market election, and the applicability of annual filing requirements.

Backup Withholding and Information Reporting

A U.S. Holder of CMMC Shares who exercises Dissent Rights in the Arrangement may be subject to information reporting and may be subject to backup withholding on any cash payments made in connection with the Arrangement. Payments of distributions on, or the proceeds from a sale or other taxable disposition of, Hudbay Shares paid within the United States may be subject to information reporting and may be subject to backup withholding. Payments of distributions on, or the proceeds from the sale or other taxable disposition of, Hudbay Shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances.

Backup withholding generally will not apply, however, to a U.S. Holder who furnishes an IRS Form W-9 listing a correct taxpayer identification number and certifying that such holder is not subject to backup withholding or who otherwise establishes an exemption from backup withholding.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Certain U.S. Holders must report information relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000, subject to certain exceptions (including an exception for shares held in accounts maintained with certain financial institutions). Penalties may be imposed for the failure to disclose such information. U.S. Holders are urged to consult their own tax advisors regarding the effect, if any, of these reporting requirements on their ownership and disposition of Hudbay Shares received pursuant to the Arrangement.

Certain Other Income Tax Considerations

This Circular does not contain a summary of the non-Canadian federal and non-U.S. federal income tax considerations of the Arrangement for Hudbay Shareholders or CMMC Shareholders who are subject to income tax outside of Canada or the United States. Such Persons should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements in such jurisdictions.

In particular, CMMC Shareholders who are tax residents of Australia should be aware that the Arrangement and disposal of the CMMC Shares or CMMC CDIs and the ownership and future disposition of Hudbay Shares may have tax consequences in Australia, including, without limitation, the possibility that the disposal of CMMC Shares and/or CMMC CDIs pursuant to the Arrangement gives rise to an assessable gain for Australian income tax purposes. Such CMMC Shareholders (or those who may otherwise potentially be within the scope of Australian tax) should consult their own professional tax advisors to determine the particular Australian tax consequences to them (including Australian income tax (and whether they are eligible to disregard any capital gain from the disposal under the scrip for scrip roll-over rules), goods and services tax and stamp duty) of participating in the Arrangement and the acquisition, ownership and future disposition of Hudbay Shares acquired pursuant to the Arrangement.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be passed upon by Goodmans, Baker McKenzie and Lawson Lundell LLP, on behalf of Hudbay. Certain legal matters in connection with the Arrangement will be passed upon by Davies and Farris LLP on behalf of CMMC. The partners and associates of these firms beneficially owned, directly or indirectly, less than 1% of the issued and outstanding Hudbay Shares and less than 1% of the issued and outstanding CMMC Shares.

HUDBAY DIRECTORS’ APPROVAL

The contents of this Circular and the Notice of Special Meeting of Hudbay Shareholders and the sending thereof to the Hudbay Shareholders entitled to notice of the Hudbay Meeting have been approved by the Hudbay Board. A copy of the Circular has been sent to: (a) each director of Hudbay; (b) each Hudbay Shareholder entitled to notice of the Hudbay Meeting; and (c) the auditor of Hudbay.

DATED this 15th day of May, 2023.

BY ORDER OF THE BOARD OF DIRECTORS
OF HUDBAY MINERALS INC.

(signed) “Stephen A. Lang”

Stephen A. Lang
Chair of the Hudbay Board

CMMC DIRECTORS’ APPROVAL

The contents of this Circular and the Notice of Special Meeting of CMMC Shareholders and the sending thereof to the CMMC Shareholders entitled to notice of the CMMC Meeting have been approved by the CMMC Board. A copy of the Circular has been sent to: (a) each director of CMMC; (b) each CMMC Shareholder entitled to notice of the CMMC Meeting; and (c) the auditor of CMMC.

DATED this 15th day of May, 2023.

BY ORDER OF THE BOARD OF DIRECTORS
OF COPPER MOUNTAIN MINING
CORPORATION

(signed) “Gilmour Clausen”

Gilmour Clausen
Director, President and Chief Executive Officer

CONSENTS

Consent of Origin Merchant Partners

To the Board of Directors (the “Board”) of Copper Mountain Mining Corporation (“CMMC”) and the Special Committee of the Board (the “Special Committee”):

We refer to the full text of the written fairness opinion (the “Origin Fairness Opinion”) dated as of April 12, 2023, which we prepared solely for the benefit and use of the Special Committee and the Board in connection with the arrangement involving CMMC and Hudbay Minerals Inc. (“Hudbay”), as described in the joint management information circular of CMMC and Hudbay dated May 15, 2023 (the “Circular”).

We consent to the inclusion of the full text of the Origin Fairness Opinion as “Appendix H – Origin Fairness Opinion” to the Circular and references to our firm name and to the Origin Fairness Opinion in the Circular.

The Origin Fairness Opinion was given as at April 12, 2023, and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Special Committee and the Board shall be entitled to rely upon the Origin Fairness Opinion.

May 15, 2023

(signed) “Origin Merchant Partners”

ORIGIN MERCHANT PARTNERS

Consent of CIBC World Markets Inc.

To the Board of Directors of Copper Mountain Mining Corporation (“CMMC”):

We refer to the full text of the written fairness opinion (the “CIBC Fairness Opinion”) dated as of April 12, 2023, which we prepared solely for the benefit and use of the Board of Directors of CMMC in connection with the arrangement involving CMMC and Hudbay Minerals Inc. (“Hudbay”), as described in the joint management information circular of CMMC and Hudbay dated May 15, 2023 (the “Circular”).

We consent to the inclusion of the full text of the CIBC Fairness Opinion as “Appendix I – CIBC Fairness Opinion” to the Circular and references to our firm name and to the CIBC Fairness Opinion in the Circular.

The CIBC Fairness Opinion was given as at April 12, 2023, and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Directors of CMMC shall be entitled to rely upon the CIBC Fairness Opinion.

May 15, 2023

(signed) “CIBC World Markets Inc.”

CIBC WORLD MARKETS INC.

Consent of TD Securities Inc.

To the Board of Directors of Hudbay Minerals Inc. (“Hudbay”):

We refer to the full text of the written fairness opinion (the “TD Securities Fairness Opinion”) dated as of April 12, 2023, which we prepared solely for the benefit and use of the Board of Directors of Hudbay in connection with the arrangement involving Hudbay and Copper Mountain Mining Corporation (“CMMC”), as described in the joint management information circular of Hudbay and CMMC dated May 15, 2023 (the “Circular”).

We consent to the inclusion of the full text of the TD Securities Fairness Opinion as “Appendix J—TD Securities Fairness Opinion” to the Circular and references to our firm name and to the TD Securities Fairness Opinion in the Circular.

The TD Securities Fairness Opinion was given as at April 12, 2023, and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Directors of Hudbay shall be entitled to rely upon the TD Securities Fairness Opinion.

May 15, 2023

(signed) “TD Securities Inc.”

TD SECURITIES INC.

GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this Circular the following terms shall have the meanings set forth below and grammatical variations of these terms shall have the corresponding meanings:

“2021 Confidentiality Agreement” has the meaning given to it under the heading “Background to the Arrangement”.

“2022 Updated Expansion Study” has the meaning given to it under the heading “Background to the Arrangement”.

“2023 Budget” has the meaning given to it under the heading “Background to the Arrangement”.

“AASB” means the accounting standards as issued by the Australian Accounting Standards Board as in effect on the date of this Circular.

“Acquisition Proposal” means, in respect of a Party, other than the transactions contemplated by the Arrangement Agreement and any transaction involving only such Party and/or one or more wholly-owned Subsidiary of such Party, any offer, proposal or inquiry from any Person or group of Persons (other than the other Party or any affiliate of the other Party), whether written or oral, made after the date hereof relating to: (a) any direct or indirect sale or disposition (or any joint venture, lease, license, long-term supply agreement or other arrangement having the same economic effect as a sale), in a single transaction or series of related transactions, of (i) assets of such Party and or one or more of its Subsidiaries (including shares of Subsidiaries of such Party) that, individually or in the aggregate, (A) represent 20% or more of the consolidated assets of such Party and its Subsidiaries, taken as a whole, or (B) contribute 20% or more of the consolidated revenue of such Party and its Subsidiaries, taken as a whole, or (ii) 20% or more of any class of voting or equity securities of such Party or any of its Subsidiaries (in each of (i) and (ii), determined based upon the most recent publicly available consolidated financial statements of such Party); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of such Party or its Subsidiaries; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction involving such Party and/or any of its Subsidiaries that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of such Party or any of its Subsidiaries; or (d) any other similar transactions involving such Party or any of its Subsidiaries.

“Adjustment Factor” has the meaning given to it in the CMMC PSU Plan.

“affiliate” has the meaning ascribed thereto in NI 45-106.

“allowable capital loss” has the meaning given to it under the heading “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

“Amalco” means the corporation to be formed pursuant to the Arrangement by the amalgamation of Hudbay Sub 1 and Hudbay Sub 2, named Hudbay British Columbia Inc.

“Applicable Withholdings” means, in respect of a CMMC Incentive Award or a Hudbay Replacement Option, all income taxes and other statutory amounts required to be deducted and withheld on the exercise, cancellation or redemption thereof.

“April 2023 Hudbay Proposal” has the meaning given to it under the heading “Background to the Arrangement”.

“ARC” has the meaning given to it under the heading “The Arrangement – Key Regulatory Matters – Competition Act Approval”.

“Arrangement” means the arrangement of CMMC under the provisions of Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order (with the prior written consent of both CMMC and Hudbay, each acting reasonably).

“Arrangement Agreement” means the arrangement agreement between Hudbay and CMMC dated April 13, 2023, including all schedules attached thereto, as amended, supplemented or otherwise modified from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution of the CMMC Shareholders approving the Plan of Arrangement, which is to be considered and, if thought fit, passed at the CMMC Meeting, the full text of which is set forth in Appendix B to this Circular.

“ASIC” means the Australian Securities and Investments Commission.

“ASIC Relief or Requirements” means any approvals, clearances or relief required from or provided by ASIC, or (in the event that relief is not granted) filings required to be made with ASIC and the expiry of any relevant exposure period following the filing, in order to distribute the Circular to Australian Shareholders in respect of CMMC Shares listed on the ASX, including, but not limited to, relief from compliance with the prospectus and secondary share sale requirements of Part 6D.2 and Part 6D.3 of the Australian Corporations Act.

“ASX” means the Australian Securities Exchange.

“ASX Listing Rules” means the listing rules of ASX applicable to CMMC, as amended from time to time.

“Australian Corporations Act” means the Corporations Act 2001 (Cth), as in force or as modified (including via any ASIC Relief or Requirements) from time to time.

“Australian Securities Laws” means the ASX Listing Rules and the Australian Corporations Act, each as in force or amended from time to time and all other securities Laws applicable to (a) CMMC in Australia (in the case of CMMC), and (b) the offer of the Consideration Shares and Hudbay Replacement Options to CMMC Shareholders resident in Australia pursuant to the Arrangement (in the case of Hudbay).

“Australian Shareholder” means a CMMC Shareholder whose address as shown in the shareholder register (or sub-register in the case of CMMC CDIs) of CMMC is within Australia or who is acting on behalf of such a Person, unless Hudbay determines that it is lawful for such CMMC Shareholder to receive the Consideration Shares under the Plan of Arrangement under the Laws of Australia.

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, agreement, licence, classification, restriction, registration, consent, order, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision having the force of Law, of, from or required by any Governmental Entity having jurisdiction over such Person.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Bond Terms” has the meaning given to it under the heading “Risk Factors – The Combined Company may be required to repay CMMC’s outstanding Nordic bonds”.

“Bonds” has the meaning given to it under the heading “Risk Factors – The Combined Company may be required to repay CMMC’s outstanding Nordic bonds”.

“Broadridge” has the meaning given to it under the heading “Information Concerning the CMMC Meeting”.

“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia.

“Canada-U.S. Treaty” has the meaning given to it under the heading “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Taxation of Dividends on Hudbay Shares”.

“Canadian Securities Authorities” means the British Columbia Securities Commission and any other applicable securities commissions and securities regulatory authority of a province or territory of Canada.

“Canadian Securities Laws” means the Securities Act and any other applicable Canadian provincial or territorial securities Laws (including published policies thereunder).

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“CDI VIF” has the meaning given to it under the heading “Special Meeting of CMMC Shareholders CDI Voting Process”.

“CDN” means CHESS Depositary Nominees Pty Ltd., a wholly-owned subsidiary of ASX Limited.

“CDS” means CDS Clearing and Depository Services Inc., which acts as nominee for certain Canadian brokerage firms.

“CHESS” means the Clearing House Electronic Subregister System, which is the electronic system pursuant to which CMMC CDIs trade on the ASX.

“CHESS Depositary Interest” has the meaning given to it in the Settlement Operating Rules of the ASX.

“CIBC” has the meaning given to it under the heading “The Arrangement – CMMC Fairness Opinions – CIBC Fairness Opinion”.

“CIBC Fairness Opinion” means the opinion of CIBC dated April 12, 2023 provided in writing to the CMMC Board to the effect that, as of April 12, 2023 and based upon the assumptions, limitations and qualifications set out therein, the Consideration to be received by the CMMC Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the CMMC Shareholders, attached to this Circular as Appendix I.

“CIM Standards” has the meaning given to it under the heading “Joint Management Information Circular – Information for United States Shareholders”.

“Circular” means this joint management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference into, such management information circular, prepared by the Parties and sent to Hudbay Shareholders and CMMC Shareholders in connection with the Hudbay Meeting and the CMMC Meeting, respectively, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Citi” means Citigroup Global Markets Inc.

“CMMC” means Copper Mountain Mining Corporation, a corporation existing under the BCBCA.

“CMMC AGM Circular” has the meaning given to it under the heading “Appendix L – Information Concerning CMMC – Documents Incorporated by Reference”.

“CMMC AIF” has the meaning given to it under the heading “Appendix L – Information Concerning CMMC – Documents Incorporated by Reference”.

“CMMC Annual Financial Statements” has the meaning given to it under the heading “Appendix L – Information Concerning CMMC – Documents Incorporated by Reference”.

“CMMC Annual MD&A” has the meaning given to it under the heading “Appendix L – Information Concerning CMMC – Documents Incorporated by Reference”.

“CMMC Board” means the board of directors of CMMC as the same is constituted from time to time.

“CMMC Board Recommendation” means the unanimous determination of the CMMC Board, after receiving financial and legal advice, that the Arrangement is fair and reasonable to the CMMC Shareholders and the recommendation of the CMMC Board to CMMC Shareholders that they vote in favour of the Arrangement Resolution.

“CMMC CDIs” has the meaning given to it under the heading “Special Meeting of CMMC Shareholders CDI Voting Process”.

“CMMC Change in Recommendation” has the meaning given to it under the heading “The Arrangement Agreement—Termination of the Arrangement Agreement - Termination by Hudbay”.

“CMMC Director Nominees” means two individuals of the CMMC Board prior to the Effective Time, who will be nominated to the Hudbay Board effective as of the Effective Date.

“CMMC Disclosure Letter” means the disclosure letter dated the date of the Arrangement Agreement (including all schedules and exhibits thereto) and executed by CMMC and delivered to Hudbay prior to or concurrently with the execution of the Arrangement Agreement.

“CMMC DSU Plan” means the deferred share unit plan of CMMC effective January 1, 2019, as amended and restated.

“CMMC DSU Value” means, in respect of each CMMC DSU, the CMMC Share Value.

“CMMC DSUs” means the outstanding deferred share units granted under the CMMC DSU Plan.

“CMMC Employee Costs” means the cash amounts, less certain amounts withheld pursuant to the Arrangement Agreement, to (a) holders of CMMC Options (subject to the elections of such holders), CMMC Phantom Options, CMMC Phantom RSUs and CMMC DSUs pursuant to the Plan of Arrangement and (b) CMMC Employees entitled to severance or change of control amounts as a consequence of the Arrangement, in each case, in accordance with the normal payroll practices and procedures of CMMC.

“CMMC Employees” means all officers and employees of CMMC and its Subsidiaries, including unionized, non-unionized, part-time, full-time, active and inactive employees.

“CMMC Executives” has the meaning ascribed to it under the heading “Securities Law Matters – Interests of Certain Persons in the Arrangement – Treatment of CMMC Incentive Awards.”

“CMMC Fairness Opinions” means, collectively, the CIBC Fairness Opinion and the Origin Fairness Opinion.

“CMMC Incentive Awards” means, collectively, the CMMC DSUs, CMMC RSUs, CMMC Phantom RSUs, CMMC Options, CMMC Phantom Options and CMMC PSUs.

“CMMC LTIP” means the long-term incentive plan of CMMC effective June 9, 2022, as described in the CMMC Public Disclosure.

“CMMC Material Adverse Effect” means any one or more changes, effects, events, occurrences or states of fact or circumstance, either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to the assets, properties, liabilities (whether absolute, accrued, conditional or otherwise), business, operations, results of operations, capitalization, or condition (financial or otherwise) of CMMC and its Subsidiaries, taken as a whole, except for any such change, effect, event, occurrence or state of facts or circumstance resulting from, arising in connection with or relating to: (a) the announcement or execution of the Arrangement Agreement or the implementation of the transactions contemplated hereby; (b) any change in the market price or trading volume of any securities of CMMC (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a CMMC Material Adverse Effect has occurred); (c) any change affecting the copper mining industry as a whole; (d) any change (on a current or forward basis) in the price of copper; (e) general economic, financial, currency exchange, inflation, interest rates, securities or commodity market conditions in Canada, Australia or the United States; (f) any generally applicable change or proposed change in Laws or in the interpretation or application of any Laws by any Governmental Entity; (g) any change in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which CMMC conducts business; (h) the commencement, continuation or escalation of any war, armed hostilities or acts of terrorism; (i) any general outbreak of illness, pandemic (including COVID-19 or derivatives or variants thereof), epidemic, national health emergency, forced quarantine, lockdown or similar event, or the worsening thereof; (j) the failure of CMMC to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings or cash flow for any period ending on or after the date of the Arrangement Agreement (provided, however, that the causes underlying such failure may be considered to determine whether such failure constitutes a CMMC Material Adverse Effect); (k) any natural disaster (including any hurricane, flood, tornado, earthquake, forest fire or man-made natural disaster); or (l) any action taken (or omitted to be taken) by CMMC or a Subsidiary thereof which is required to be taken (or omitted to be taken) pursuant to the Arrangement Agreement or that is consented to by Hudbay in writing; provided, however, (X) that with respect to clauses (c), (d), (e), (f), (g), (h), (i) and (k), any such change, effect, event, occurrence or state of facts or circumstance does not have a disproportionate effect on CMMC and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industries in which CMMC and its Subsidiaries, taken as a whole, operate; and (Y) in the Arrangement Agreement, references to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether a CMMC Material Adverse Effect has occurred.

“CMMC Meeting” means the special meeting of CMMC Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in this Circular and agreed to in writing by Hudbay.

“CMMC Meeting Materials” means, collectively, the Letter to CMMC Shareholders, Notice of Special Meeting of Shareholders of CMMC, Special Meeting of CMMC Shareholders CDI Voting Process, the Letter of Transmittal, this Circular, and the instrument of proxy enclosed with the CMMC Meeting Materials.

“CMMC Option Plan” means the stock option plan of CMMC effective June 13, 2011, as amended, as described in the CMMC Public Disclosure.

“CMMC Options” means the outstanding options to purchase CMMC Shares granted under the CMMC Option Plan.

“CMMC Phantom Options” means the outstanding phantom options to purchase CMMC Shares granted under individual award agreements from time to time by CMMC or its Subsidiaries, as applicable.

“CMMC Phantom Option Value” means, in respect of a CMMC Phantom Option, the amount, if any, by which (a) the CMMC Share Value multiplied by the number of CMMC Shares notionally underlying such CMMC Phantom Option exceeds (b) the aggregate notional strike price of such CMMC Phantom Option

“CMMC Phantom RSU Plan” means the phantom restricted share unit plan of Copper Mountain Mine (BC) Ltd. and Copper Mountain Operating Company Ltd effective 2022, as described in the CMMC Public Disclosure.

“CMMC Phantom RSUs” means the outstanding phantom restricted share units granted under the CMMC Phantom RSU Plan.

“CMMC Phantom RSU Value” means, in respect of each CMMC Phantom RSU, the CMMC Share Value.

“CMMC PSU Plan” means the performance share unit plan of CMMC effective April 25, 2019, as amended, as described in the CMMC Public Disclosure.

“CMMC PSUs” means the outstanding performance share units granted under the CMMC PSU Plan and the CMMC LTIP.

“CMMC Public Disclosure” means all forms, reports, schedules, statements and other documents filed by CMMC on SEDAR since January 1, 2022.

“CMMC Transaction Costs” means all costs and expenses of CMMC (whether incurred, accrued or billed) in connection with this Agreement and the Arrangement, including fees and expenses of financial and accounting advisors, legal fees and disbursements, but excludes for greater certainty, the CMMC Termination Payment, if any.

“CMMC Q1 Interim Financial Statements” has the meaning given to it under the heading “Appendix L – Information Concerning CMMC – Documents Incorporated by Reference”.

“CMMC Q1 Interim MD&A” has the meaning given to it under the heading “Appendix L – Information Concerning CMMC – Documents Incorporated by Reference”.

“CMMC Record Date” means the record date for determining the CMMC Shareholders who are entitled to receive notice of and vote at the CMMC Meeting, being the close of business (Vancouver time) on April 25, 2023.

“CMMC RSU Plan” means the restricted share unit plan of the Company, effective March 8, 2019.

“CMMC RSUs” means the outstanding restricted share units granted under the CMMC RSU Plan, and the CMMC LTIP.

“CMMC Shareholder Approval” means the approval of the Arrangement Resolution by at least two-thirds of the votes cast by CMMC Shareholders present virtually or represented by proxy and entitled to vote at the CMMC Meeting, and a majority of the votes case by such CMMC Shareholders, excluding the votes required to be excluded by MI 61-101.

“CMMC Shareholders” means the registered and/or beneficial holders of CMMC Shares (including, for the avoidance of doubt, the holders of CMMC CDIs), as the context requires.

“CMMC Shares” means the common shares in the capital of CMMC and, where applicable, any corresponding CMMC CDIs posted for trading on the ASX under the symbol “C6C”.

“CMMC Share Value” means the volume-weighted average closing price of one CMMC Share on the TSX for the five trading days ending on the date that is three business days prior to the Effective Date.

“CMMC Special Committee” means the special committee of the CMMC Board composed of Edward Dowling, Michele Buchignani, Paula Rogers and William Washington (each an independent director).

“CMMC Superior Proposal” means a bona fide written Acquisition Proposal in respect of CMMC made by a Person or group of Persons who is or are, as at the date of the Arrangement Agreement, a party that deals at arm’s length with CMMC that did not result from a material breach of the covenants described in “The Arrangement Agreement—Covenants—Covenants Regarding Non-Solicitation and Acquisition Proposals” to acquire 100% of the outstanding CMMC Shares (other than CMMC Shares beneficially owned by the Person or Persons making such Acquisition Proposal) or all or substantially all of the assets of CMMC and its Subsidiaries on a consolidated basis made after the date of the Arrangement Agreement: (a) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal; (b) that is not subject to any financing condition and in respect of which adequate arrangements have been made to complete any required financing to consummate such Acquisition Proposal to the satisfaction of the CMMC Board, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel); (c) that is not, as of the date that t CMMC provides a Superior Proposal Notice, subject to a due diligence and/or access condition (but, for greater certainty, may include a customary access covenant); (d) complies with applicable Canadian Securities Laws in all material respects; and (e) in respect of which the CMMC Board (after receipt of advice from its financial advisors and outside legal counsel) determines in good faith, and after taking into account all the terms and conditions of such Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal, would, if consummated in accordance with its terms (but without assuming away any risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to the CMMC Shareholders, than the Arrangement (including any amendments to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement proposed by Hudbay).

“CMMC Support and Voting Agreements” means each of the support and voting agreements dated April 13, 2023 between Hudbay and the CMMC Supporting Shareholders setting forth the terms and conditions upon which they agree to vote their CMMC Shares in favour of the Arrangement Resolution.

“CMMC Supporting Shareholders” means all of the officers and directors of CMMC that are named in the CMMC AIF and remain directors of CMMC at the date of the Arrangement Agreement, that hold CMMC Shares and who have entered into CMMC Support and Voting Agreements, and CMMC officers, including Gilmour Clausen, Donald Strickland and Letitia Wong.

“CMMC Termination Payment Event” has the meaning given to it under the heading “The Arrangement Agreement – Termination of the Arrangement Agreement – Termination Event and Termination Payment”.

“CMMC Termination Payment” means C$22,000,000.

“Combined Company” means Hudbay or its successors after completion of the Arrangement.

“Commissioner” has the meaning given to it under the heading “The Arrangement – Key Regulatory Matters – Competition Act Approval”.

“Competition Act” has the meaning given to it under the heading “The Arrangement – Key Regulatory Matters – Competition Act Approval”.

“Competition Act Approval” has the meaning given to it under the heading “The Arrangement – Key Regulatory Matters – Competition Act Approval”.

“Computershare” means Computershare Investor Services Inc., in its capacity as transfer agent of CMMC.

“Computershare Australia” means Computershare Investor Services Pty Limited (ABN 48 078 279 277).

“Consideration” means the consideration to be received by CMMC Shareholders pursuant to the Plan of Arrangement, subject to adjustment in the manner and in the circumstances contemplated by the Plan of Arrangement.

“Consideration Shares” means the Hudbay Shares to be issued to the CMMC Shareholders pursuant to the Plan of Arrangement.

“Contract” means any legally binding contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) and any amendment thereto to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Court” means the Supreme Court of British Columbia.

“COVID-19” means the coronavirus disease 2019 (dubbed as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19.

“CRA” has the meaning given to it under the heading “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”.

“Current Hudbay Shareholders” means the Hudbay Shareholders immediately prior to the Effective Time.

“Depositary” means Computershare Investor Services Inc., the depositary under the Arrangement.

“Davies” means Davies Ward Phillips & Vineberg LLP.

“Dissent Rights” means the rights of dissent exercisable by CMMC Shareholders in respect of the Arrangement described in the Plan of Arrangement.

“Dissenting Shareholder” means a registered CMMC Shareholder who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdrawn such dissent and who is ultimately determined to be entitled to be paid the fair value of its CMMC Shares, but only in respect of the Dissent Shares.

“Dissent Shares” means CMMC Shares held by a Dissenting Shareholder in respect of which the Dissenting Shareholder has validly exercised Dissent Rights.

“DRS Advice” means a direct registration statement (DRS) advice issued by a transfer agent evidencing the securities held by a securityholder in book-based form in lieu of a physical certificate.

“DTC” means The Depositary Trust Company.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system of the SEC.

“Effective Date” means the date on which the Arrangement becomes effective in accordance with the Arrangement Agreement.

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as the Parties agree to in writing before the Effective Date.

“Exchange Ratio” means 0.381 of a Hudbay Share for each CMMC Share, subject to adjustment in the manner and in the circumstances contemplated by the Arrangement Agreement and the Plan of Arrangement.

“Executive Employment Agreements” has the meaning given to it under the heading “Securities Law Matters – Interests of Certain Persons in the Arrangement – Termination and Change of Control Benefits”.

“FHSA” has the meaning given to it under the heading “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”.

“Final Hudbay Proposal” has the meaning given to it under the heading “Background to the Arrangement”.

“Final Order” means the final order of the Court contemplated by the Arrangement Agreement, in a form and substance acceptable to CMMC and Hudbay, each acting reasonably, approving the Arrangement, as such order may be amended, supplemented, modified or varied by the Court (with the consent of both CMMC and Hudbay, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both CMMC and Hudbay, each acting reasonably) on appeal.

“Foreign Exempt Listing” means an entity which has been admitted to the official list of the ASX as an ASX Foreign Exempt Listing.

“Former CMMC Shareholders” means the CMMC Shareholders immediately prior to the Effective Time.

“forward-looking statements” has the meaning given to it under the heading “Appendix K – Information Concerning Hudbay – Forward-Looking Statements”.

“GAAP” means generally accepted accounting principles.

“Goodmans” means Goodmans LLP.

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the TSX, the NYSE and the ASX; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Holder” has the meaning given to it under the heading “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”.

“Hudbay” means Hudbay Minerals Inc., a corporation exiting under the CBCA.

“Hudbay AIF” has the meaning given to it under the heading “Appendix K – Information Concerning Hudbay – Documents Incorporated by Reference”.

“Hudbay Annual Financial Statements” has the meaning given to it under the heading “Appendix K – Information Concerning Hudbay – Documents Incorporated by Reference”.

“Hudbay Annual MD&A” has the meaning given to it under the heading “Appendix K – Information Concerning Hudbay – Documents Incorporated by Reference”.

“Hudbay Board” means the board of directors of Hudbay as the same is constituted from time to time.

“Hudbay Board Recommendation” means the unanimous determination of the Hudbay Board, after receiving financial and legal advice, that the entering into of the Arrangement Agreement is in the best interests of Hudbay and the recommendation of the Hudbay Board to Hudbay Shareholders that they vote in favour of the Hudbay Resolution.

“Hudbay Change in Recommendation” has the meaning given to it under the heading “The Arrangement Agreement—Termination of the Arrangement Agreement—Termination by CMMC”

“Hudbay Equity Awards” means the Hudbay Options, Hudbay PSUs and Hudbay RSUs.

“Hudbay LTIP” means the long-term incentive plan of Hudbay, as described in the Hudbay Public Disclosure.

“Hudbay Material Adverse Effect” means any one or more changes, effects, events, occurrences or states of fact or circumstance, either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to the assets, properties, liabilities (whether absolute, accrued, conditional or otherwise), business, operations, results of operations, capitalization, or condition (financial or otherwise) of Hudbay and its Subsidiaries, taken as a whole, except for any such change, effect, event, occurrence or state of facts or circumstance resulting from, arising in connection with or relating to: (a) the announcement or execution of the Arrangement Agreement or the implementation of the transactions contemplated hereby; (b) any change in the market price or trading volume of any securities of Hudbay (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Hudbay Material Adverse Effect has occurred); (c) any change affecting the copper mining industry as a whole; (d) any change (on a current or forward basis) in the price of copper; (e) general economic, financial, currency exchange, inflation, interest rates, securities or commodity market conditions in Canada, Peru or the United States; (f) any generally applicable change or proposed change in Laws or in the interpretation or application of any Laws by any Governmental Entity; (g) any change in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which Hudbay conducts business; (h) the commencement, continuation or escalation of any war, armed hostilities or acts of terrorism; (i) any general outbreak of illness, pandemic (including COVID-19 or derivatives or variants thereof), epidemic, national health emergency, forced quarantine, lockdown or similar event, or the worsening thereof; (j) the failure of Hudbay to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings or cash flow for any period ending on or after the date of the Arrangement Agreement (provided, however, that the causes underlying such failure may be considered to determine whether such failure constitutes a Hudbay Material Adverse Effect); (k) any natural disaster (including any hurricane, flood, tornado, earthquake, forest fire or man-made natural disaster); or (l) any action taken (or omitted to be taken) by Hudbay or a Subsidiary of Hudbay which is required to be taken (or omitted to be taken) pursuant to the Arrangement Agreement or that is consented to by CMMC in writing; provided, however, (X) that with respect to clauses (c), (d), (e), (f), (g), (h), (i) and (k), any such change, effect, event, occurrence or state of facts or circumstance does not have a disproportionate effect on Hudbay and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industries in which Hudbay and its Subsidiaries, taken as a whole, operate; and (Y) in the Arrangement Agreement, references to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether a Hudbay Material Adverse Effect has occurred.

“Hudbay Meeting” means the special meeting of Hudbay Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with applicable Law to consider the Hudbay Resolution and for any other purpose as may be set out in this Circular and agreed to in writing by CMMC.

“Hudbay Meeting Materials” means, collectively, the Letter to Hudbay Shareholders, Notice of Special Meeting of Shareholders of Hudbay, this Circular and the instrument of proxy enclosed with such Hudbay Meeting Materials.

“Hudbay Mineral Projects” has the meaning given to it under the heading “Appendix K – Information Concerning Hudbay – Overview”.

“Hudbay Options” means outstanding options to purchase Hudbay Shares issued pursuant to the Hudbay LTIP.

“Hudbay PSUs” means the outstanding performance share units issued pursuant to the Hudbay LTIP.

“Hudbay Public Disclosure” means all forms, reports, schedules, statements and other documents filed by CMMC on SEDAR since January 1, 2022.

“Hudbay Q1 Interim Financial Statements” has the meaning given to it under the heading “Appendix K – Information Concerning Hudbay – Documents Incorporated by Reference”.

“Hudbay Q1 Interim MD&A” has the meaning given to it under the heading “Appendix K – Information Concerning Hudbay – Documents Incorporated by Reference”.

“Hudbay Record Date” means the record date for determining the Hudbay Shareholders who are entitled to receive notice of and vote at the Hudbay Meeting, being the close of business (Toronto time) on April 28, 2023.

“Hudbay Replacement Option Value” means, in respect of a Hudbay Replacement Option, the amount, if any, by which (a) the Hudbay Share Value multiplied by the number of Hudbay Shares for which such Hudbay Replacement Option may be exercised exceeds (b) the aggregate exercise price of such Hudbay Replacement Option.

“Hudbay Replacement Options” means the options to purchase Hudbay Shares to be issued in exchange for CMMC Options pursuant to the Plan of Arrangement.

“Hudbay Resolution” means the ordinary resolution of the Hudbay Shareholders approving the issuance of the Consideration Shares to be considered at the Hudbay Meeting, the full text of which is set forth in Appendix A to this Circular.

“Hudbay RSUs” means the outstanding restricted share units issued under the Hudbay LTIP.

“Hudbay Shareholder Approval” means the approval of a simple majority of the votes cast on the Hudbay Resolution by the Hudbay Shareholders present in person or by proxy at the Hudbay Meeting in accordance with the rules and policies of the TSX.

“Hudbay Shareholders” means the registered and/or beneficial holders of Hudbay Shares, as the context requires.

“Hudbay Share Value” means the CMMC Share Value divided by the Exchange Ratio.

“Hudbay Shares” means the common shares in the capital of Hudbay.

“Hudbay Sub 1” means a company to be formed by Hudbay under the laws of British Columbia, which shall have an authorized share structure comprising an unlimited number of common shares without par value, and the special rights or restrictions, if any, set forth in its notice of articles, one of which shall initially be issued to and owned by Hudbay.

“Hudbay Sub 2” means a company to be formed by Hudbay under the laws of British Columbia, which shall have an authorized share structure comprising an unlimited number of common shares without par value, and the special rights or restrictions, if any, set forth in its notice of articles, one of which shall initially be issue to and owned by Hudbay.

“Hudbay Superior Proposal” means a bona fide written Acquisition Proposal in respect of Hudbay made by a Person or group of Persons who was or were, as at the date of the Arrangement Agreement, a party that deals at arm’s length with Hudbay that did not result from a material breach of the covenants described in “The Arrangement Agreement—Covenants—Covenants Regarding Non-Solicitation and Acquisition Proposals” to acquire 100% of the outstanding Hudbay Shares (other than Hudbay Shares beneficially owned by the Person or Persons making such Acquisition Proposal) or all or substantially all of the assets of Hudbay and its Subsidiaries on a consolidated basis made after the date of the Arrangement Agreement: (a) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal; (b) that is not subject to any financing condition and in respect of which adequate arrangements have been made to complete any required financing to consummate such Acquisition Proposal to the satisfaction of the Hudbay Board, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel); (c) that is not, as of the date that Hudbay provides a Hudbay Superior Proposal Notice, subject to a due diligence and/or access condition (but, for greater certainty, may include a customary access covenant); (d) complies with applicable Canadian Securities Laws in all material respects; and (e) in respect of which the Hudbay Board (after receipt of advice from its financial advisors and outside legal counsel) determines in good faith, and after taking into account all the terms and conditions of such Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal, would, if consummated in accordance with its terms (but without assuming away any risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to the Hudbay Shareholders, than the Arrangement (including any amendments to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement proposed by CMMC).

“Hudbay Support and Voting Agreements” means each of the support and voting agreements dated April 13, 2023 between CMMC and the Hudbay Supporting Shareholders setting forth the terms and conditions upon which they agree to vote their Hudbay Shares in favour of the Hudbay Resolution.

“Hudbay Supporting Shareholders” means all of the officers and directors of Hudbay that are named in the Hudbay AIF and remain officers and directors of Hudbay at the date of the Arrangement Agreement, that hold Hudbay Shares and who have entered into Hudbay Support and Voting Agreements.

“Hudbay Termination Payment” means C$69,000,000.

“Hudbay Termination Payment Event” has the meaning given to it under the heading “The Arrangement Agreement – Termination of the Arrangement Agreement – Termination Event and Termination Payment”.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Improved April 2023 Hudbay Proposal” has the meaning given to it under the heading “Background to the Arrangement”.

“In-The-Money Value” means, in respect of a stock option at a particular time, the amount, if any, by which (a) the aggregate fair market value at that time of the stock subject to such option exceeds (b) the exercise price of such option.

“Initial Exclusivity Agreement” has the meaning given to it under the heading “Background to the Arrangement”.

“Initial Hudbay Proposal” has the meaning given to it under the heading “Background to the Arrangement”.

“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court after being informed of the intention to rely upon the exemption from registration under section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares and Hudbay Replacement Options granted pursuant to the Arrangement and Plan of Arrangement, in a form and substance acceptable to CMMC and Hudbay, each acting reasonably, providing for, among other things, the calling and holding of the CMMC Meeting, as the same may be amended, supplemented, modified or varied by the Court with the consent of CMMC and Hudbay, each acting reasonably.

“Intermediary” includes a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary.

“Investment Canada Act” means the Investment Canada Act (Canada), including the rules and regulations made under it, as it or they may have been or may from time to time be amended, supplemented, re-enacted or superseded.

“IRS” means the United States Internal Revenue Service.

“January 2023 Hudbay Proposal” has the meaning given to it under the heading “Background to the Arrangement”.

“JORC Code” means the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (2012 edition), set out in Appendix 5A of the ASX Listing Rules.

“Kingsdale Advisors” means CMMC and Hudbay’s joint proxy solicitation agent.

“Law” or “law” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, that are binding upon or applicable to such Person or its business, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Securities Laws and applicable common law, and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities.

“Letter of Transmittal” means the letter of transmittal for use by Registered CMMC Shareholders in connection with the Arrangement.

“Lien” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims or other third party interests or encumbrances of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“Matching Period” has the meaning given to it under the heading “The Arrangement Agreement – Covenants – Covenants Regarding Non-Solicitation and Acquisition Proposals – Superior Proposals and Right to Match”.

“material fact” has the meaning set out in the Securities Act; provided, that with respect to any documents filed or furnished by Hudbay or CMMC with or to the SEC, “material fact” includes a fact that is “material”, where “material” has the meaning set out in the U.S. Exchange Act.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“MJDS” has the meaning given to it under the heading “Joint Management Information Circular – Information for United States Shareholders”.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions.

“NI 54-101” means National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer.

“No Action Letter” has the meaning given to it under the heading “The Arrangement – Key Regulatory Matters – Competition Act Approval”.

“NOBO” has the meaning given to it under “Information Concerning the Hudbay Meeting”.

“Non-Registered Hudbay Shareholders” means a non-registered holder of Hudbay Shares.

“Non-Registered CMMC Shareholders” means a non-registered holder of CMMC Shares.

“Non-Resident Dissenter” has the meaning given to it under the heading “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Non-Resident Holders”.

“Non-Resident Holder” has the meaning given to it under the heading “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”.

“Non-U.S. Holder” has the meaning given to it under the heading “Income Tax Considerations – Certain United States Federal Income Tax Considerations”.

“Notice of Dissent” has the meaning given to it under the heading Dissenting Shareholder Rights.

“Notice of Hearing of Petition for the Final Order” means the notice of application to the Court to obtain the Final Order, a copy of which is attached as Appendix D to this Circular.

“Notifiable Transactions” has the meaning given to it under the heading “The Arrangement – Key Regulatory Matters – Competition Act Approval”.

“Notification” has the meaning given to it under the heading “The Arrangement – Key Regulatory Matters – Competition Act Approval”.

“November 2022 Hudbay Proposal” has the meaning given to it under the heading “Background to the Arrangement”.

“NYSE” means the New York Stock Exchange.

“OBO” has the meaning given to it under “Information Concerning the Hudbay Meeting”.

“officer” has the meaning set out in the Securities Act.

“ordinary course” means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person (it being acknowledged that any action taken in good faith and on a commercially reasonable basis to take into account any applicable COVID-19 measures or in response to the actual or reasonably anticipated effects of COVID-19 shall be deemed to have been taken in the ordinary course).

“Origin Fairness Opinion” means the opinion of Origin Merchant Partners dated April 12, 2023, provided in writing to the CMMC Board and the CMMC Special Committee to the effect that, as of April 12, 2023 and based upon the assumptions, limitations and qualifications set out therein, the Consideration to be received by the CMMC Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the CMMC Shareholders, attached to this Circular as Appendix H.

“Outside Date” means August 15, 2023 or such later date as may be agreed to in writing by the Parties.

“Parties” means, together, Hudbay and CMMC, and “Party” means either of them as the context requires.

“Party A” has the meaning given to it under the heading “Background to the Arrangement”.

“Party B” has the meaning given to it under the heading “Background to the Arrangement”.

“Party C” has the meaning given to it under the heading “Background to the Arrangement”.

“Party D” has the meaning given to it under the heading “Background to the Arrangement”.

“PCAOB” means the Public Company Accounting Oversight Board (United States).

“Performance Multiplier” has the meaning given to it in the CMMC LTIP.

“Permitted Dividend” means, in respect of the Hudbay Shares, a regular quarterly dividend consistent with the current practice of Hudbay (including with respect to timing of declaration and record and payment dates) not in excess of $0.01 in cash per Hudbay Share.

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“PFIC” has the meaning given to it under the heading “Income Tax Considerations – Certain United States Federal Income Tax Considerations – PFIC Considerations”.

“Plan of Arrangement” means the plan of arrangement of CMMC appended as Appendix E, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of CMMC and Hudbay, each acting reasonably.

“Pre-Acquisition Reorganization” means a reorganization of CMMC’s or its Subsidiaries’ business, operations and assets or such other transactions that Hudbay may request, acting reasonably.

“Proposed Amendments” has the meaning given to it under the heading “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”.

“Purchaser Loan” means the amount to be loaned by Hudbay to CMMC pursuant to the Arrangement Agreement to ensure that CMMC has sufficient cash on hand to satisfy all CMMC Employee Costs and unpaid CMMC Transaction Costs on or prior to the Effective Date.

“Put Option” has the meaning given to it under the heading “Risk Factors – The Combined Company may be required to repay CMMC’s outstanding Nordic bonds”.

“RDSP” has the meaning given to it under the heading “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.

“Receiving Party” has the meaning given to it under the heading “The Arrangement Agreement – Covenants – Covenants Regarding Non-Solicitation and Acquisition Proposals – Superior Proposals and Right to Match”.

“Registered Hudbay Shareholders” means the Persons whose names appear on the register of Hudbay as the owners of Hudbay Shares.

“Registered CMMC Shareholders” means the Persons whose names appear on the register of CMMC as the owners of CMMC Shares.

“Regulation S” means Regulation S promulgated under the U.S. Securities Act.

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, Authorizations and other approvals (including the lapse, without objections, of a prescribed period of time under a statute or regulation that states that a transaction may be implemented if a prescribed period of time lapses following the giving of notice without an objection being made) of any Governmental Entity required in relation to the transactions contemplated hereby, including the Competition Act Approval.

“Representative” means, with respect to a Party, such Party’s directors, officers, employees, counsel, financial advisors, accountants, agents, consultants and other authorized representatives and advisors.

“Resident Dissenter” has the meaning given to it under the heading “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of CMMC Shares for Hudbay Shares”.

“Resident Holder” has the meaning given to it under the heading “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”.

“RESP” has the meaning given to it under the heading “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.

“Response to Petition” means an application response substantially in the form of Form 67 of the Supreme Court Civil Rules.

“RRIF” has the meaning given to it under the heading “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.

“RRSP” has the meaning given to it under the heading “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.

“SEC” means the United States Securities and Exchange Commission.

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereunder.

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Securities Laws” means Australian Securities Laws, Canadian Securities Laws and U.S. Securities Laws.

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained on behalf of the Canadian Securities Authorities.

“Shareholders” means Hudbay Shareholders and/or CMMC Shareholders, as the context requires.

“Shares” means Hudbay Shares and/or CMMC Shares, as the context requires.

“Stock Exchange Approvals” means the obtaining of conditional approval or authorization of the listing and posting for trading on the TSX and the NYSE of the Consideration Shares, subject only to satisfaction of the customary listing conditions of the TSX and the NYSE, as applicable.

“Subsidiary” or “subsidiary” has the meaning ascribed thereto in NI 45-106.

“Superior Proposal” means a CMMC Superior Proposal and/or a Hudbay Superior Proposal, as the context requires.

“Superior Proposal Notice” has the meaning given to it under the heading “The Arrangement Agreement – Covenants – Covenants Regarding Non-Solicitation and Acquisition Proposals – Superior Proposals and Right to Match”.

“Supplementary Information Request” has the meaning given to it under the heading “The Arrangement – Key Regulatory Matters – Competition Act Approval”.

“Support and Voting Agreements” means, collectively, the Hudbay Support and Voting Agreements and the CMMC Support and Voting Agreements.

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“taxable capital gain” has the meaning given to it under the heading “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

“Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, earnings, profits, mining, mineral, windfall, environmental, royalty, capital, capital stock, transfer, land transfer, disability, ad valorem, sales, net worth, goods and services, harmonized sales, use, value-added, excise, stamp, recording, withholding, business, franchising, property, premium, development, occupation, occupancy, employer health, alternative or add-on minimum, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license, franchise and registration fees and all employment insurance, health insurance and Canada Pension Plan and other pension plan premiums or contributions imposed by any Governmental Entity, any transferee or predecessor liability in respect of any of the foregoing, and any liability for any such amounts imposed with respect to any other person, including under any agreements or arrangements.

“TD Securities” means TD Securities Inc.

“TD Securities Fairness Opinion” means the opinion of TD Securities dated April 12, 2023, attached to this Circular as TD Securities Fairness Opinion, to the effect that, as of the date thereof, the Consideration to be paid pursuant to the Arrangement by Hudbay is fair, from a financial point of view, to Hudbay.

“TFSA” has the meaning given to it under the heading “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.

“Transfer” has the meaning given to it under the heading “The Arrangement – Support and Voting Agreements”.

“TSX” means the Toronto Stock Exchange.

“TSX Trust” means TSX Trust Company, in its capacity as transfer agent of Hudbay.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

“U.S. Exchange Act” means the Securities Exchange Act of 1934 of the United States of America, including the rules and regulations made under it, as it or they may have been or may from time to time be amended, supplemented, re-enacted or superseded.

“U.S. GAAP” means the generally accepted accounting principles in the United States.

“U.S. Holder” has the meaning given to it under the heading “Income Tax Considerations – Certain United States Federal Income Tax Considerations”.

“U.S. Securities Act” means the Securities Act of 1933 of the United States of America, including the rules and regulations made under it, as it or they may have been or may from time to time be amended, supplemented, re-enacted or superseded.

“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder.

“U.S. Tax Code” means the Internal Revenue Code of 1986 of the United States of America, including the rules and regulations made under it, as it or they may have been or may from time to time be amended, supplemented, re-enacted or superseded.

“U.S. Treasury Regulations” means the treasury regulations under the U.S. Tax Code.

“VWAP” means volume-weighted average price.

APPENDIX A

HUDBAY RESOLUTION

BE IT RESOLVED THAT:

(a)

The holders of common shares of Hudbay Minerals Inc. (“Hudbay”) hereby authorize and approve the issuance of up to 89,663,961 common shares of Hudbay (the “Consideration Shares”) in connection with the acquisition of all of the issued common shares of Copper Mountain Mining Corporation (“CMMC”), including those Consideration Shares that are issuable upon the exercise, conversion or settlement of currently outstanding incentive awards of CMMC and the Hudbay replacement options, which figure includes a 5% buffer to account for clerical and administrative matters, all in accordance with the arrangement (the “Arrangement”) described in the joint management information circular of Hudbay and CMMC dated May 15, 2023 (the “Circular”), the arrangement agreement dated as of April 13, 2022 between Hudbay and CMMC (as may be modified or amended, the “Arrangement Agreement”), and the related plan of arrangement (as may be modified or amended, the “Plan of Arrangement”), the full text of which is set out in Appendix E to the Circular.

(b)

The Consideration Shares will be, when issued, validly issued as fully paid and non-assessable common shares in the capital of Hudbay and, at or following the effective time of the Arrangement, the registrar and transfer agent of the common shares of Hudbay from time to time is hereby authorized and directed upon receipt of a direction from any one director or officer of Hudbay to countersign and deliver certificates, or other evidence of issuance, in respect of the Consideration Shares.

(c)

Notwithstanding that this resolution has been passed (and the Arrangement been approved and agreed to) by shareholders of Hudbay or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Hudbay are hereby authorized and empowered without further approval of any shareholders of the Hudbay to (i) amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement, (ii) increase the number of Consideration Shares issuable in connection with the Arrangement, subject to the limitations imposed by the Toronto Stock Exchange, and/or (iii) subject to the terms of the Arrangement Agreement, not proceed with the Arrangement and any related transactions.

(d)

Any one director or officer of Hudbay is hereby authorized, empowered and instructed, acting for, in the name and on behalf of Hudbay, to execute or cause to be executed, under the seal of Hudbay or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

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APPENDIX B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

(a)

The arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia) (the “BCBCA”), involving Hudbay (“Hudbay”) and Copper Mountain Mining Corporation (the “Company”), all as more particularly described and set forth in the joint management information circular (the “Circular”) of the Company and Hudbay dated May 15, 2023 accompanying the notice of this meeting (as the Arrangement may be modified, supplemented or amended), is hereby authorized, approved and adopted;

(b)

The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving the Company and implementing the Arrangement, the full text of which is set out in Appendix E to the Circular (as the Plan of Arrangement may be, or may have been, modified, supplemented or amended), is hereby approved and adopted;

(c)

The arrangement agreement among Hudbay and the Company, dated as of April 13, 2023, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms (the “Arrangement Agreement”) and all the transactions contemplated therein and the actions of the directors of the Company in approving the Arrangement and the actions of the officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto are hereby confirmed, ratified and approved;

(d)

The Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended from time to time in accordance with their terms);

(e)

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to, or approval of, the shareholders of the Company:

(i)	to modify, supplement or amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(ii)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

(f)

Any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or not, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(i)	all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

B - 1

(ii)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B - 2

APPENDIX C

INTERIM ORDER

(see attached)

C - 1

No .S233568 Vancouver Registry IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, C. 57, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING COPPER MOUNTAIN MINING CORPORATION AND HUDBAY MINERALS INC. COPPER MOUNTAIN MINING CORPORATION PETITIONER ORDER MADE AFTER APPLICATION BEFORE MASTER, VOS )))) MADE THE 15 DAY OF MAY, 2023 ON THE APPLICATION of the Petitioner, Copper Mountain Mining Corporation (“CMMC”) for an Interim Order pursuant to its Application filed on Thursday, May 11, 2023, without notice, and coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on Monday, May 15, 2023, and on hearing Tevia Jeffries, counsel for CMMC, and Laura Bevan and Tom Friedland, counsel for Hudbay Minerals Inc. (“Hudbay”), and on reading the material filed, including the Petition, the Notice of Application, Affidavit of Letitia Wong, sworn May 11, 2023 (the “Wong Affidavit”), and Affidavit of Laura Ferguson, affirmed May 11, 2023 (the “Ferguson Affidavit”), and upon being advised by counsel for CMMC that it is the intention of the parties to rely on section 3(a)(10) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and that the declaration of fairness of, and the approval of, the Arrangement by this Honourable Court will serve as the basis for an exemption from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof, for the issuance of securities in connection with the Arrangement: /

THIS COURT ORDERS THAT: Definitions 1. All capitalized terms used in this Interim Order, unless otherwise defined herein, shall have the respective meaning given to them in the Joint Management Information Circular of Hudbay and CMMC (the “Circular”). A draft copy of the Circular that is in substantially final form is attached as Exhibit “A” to the Ferguson Affidavit. The Meeting 2. Pursuant to sections 186, 288, 290 and 291 of the Business Corporations Act (British Columbia) (the “BCBCA”), the Petitioner, CMMC, is pennitted to convene, hold and conduct a special meeting (the “CMMC Meeting”) of the holders of common shares (the “CMMC Shareholders”) in the capital of CMMC (“CMMC Shares”) to be held in a virtual-only format via live webcast online at www.virtualshareholdermeeting.com/CMMC2023, as described in the Circular, on Tuesday, June 13, 2023 at 9:00 a.m. {Vancouver time), or on such other date and time as may result from postponement or adjournment in accordance with this Interim Order and any further Order of this Court. 3. At the CMMC Meeting, the CMMC Shareholders will, inter alia, consider and, if deemed advisable, pass, with or without amendment, a special resolution (the “Arrangement Resolution”), in the form attached as Appendix “B” to the Circular, authorizing, approving and adopting in accordance with section 289(1)(a)(i) of the BC BCA a statutory plan of arrangement (the “Arrangement”) under Division 5 of Part 9 of the BCBCA involving CMMC and Hudbay, as described in the plan of arrangement (the “Plan of Arrangement”), a copy of which is attached as Appendix “E” to the Circular. 4. At the CMMC Meeting, CMMC will also seek to transact such further or other business as may properly come before the CMMC Meeting or any adjournment or postponement thereof. 5. For greater certainty, attendance at the virtual-only CMMC Meeting via the live webcast shall constitute attendance “in person”. 6. The CMMC Meeting shall be called, held and conducted in accordance with the Notice of Special Meeting of CMMC Shareholders (the “Notice of Meeting”) to be delivered in substantially the form attached to and forming part of the Circular, and in accordance with the applicable provisions of the BCBCA, CMMC’s articles, applicable securities legislation and the Circular, all subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the Chair of the CMMC Meeting, such rulings and directions not to be inconsistent with this Interim Order.

7. The record date for determination of the CMMC Shareholders entitled to notice of, to attend, and to vote at, the CMMC Meeting shall be the close of business on April 25, 2023 (the “Record Date”). The Record Date will not change in respect of any adjournment of postponement of the CMMC Meeting. Notice of Meeting 8. In order to effect notice of the CMMC Meeting, CMMC shall send, or cause to be sent, the Circular (including the Notice of Hearing of Petition and this Interim Order), the Notice of Meeting, the Plan of Arrangement, the Form of Proxy (as defined below), the voting instruction forms and the letter of transmittal, in substantially the same form referred to in the Ferguson Affidavit, with such amendments and inclusions thereto as counsel for CMMC may advise are necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Interim Order (the “Meeting Materials”), as follows: {a) to the registered CMMC Shareholders, at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the CMMC Meeting, excluding the date of sending and the date of the CMMC Meeting, by one or more of the following methods: (i) by pre-paid ordinary or first-class mail at the addresses of the registered CMMC Shareholders as they appear on the central securities register of CMMC as at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of CMMC; {ii) by delivery, in person or by recognized courier service, to the address specified in (i) above; or (iii) by facsimile or electronic transmission (including email) to any CMMC Shareholder who has approved electronic delivery (including emaii); (b) to non-registered CMMC Shareholders (including holders of CMMC CHESS Depositary Interests {as defined in the Settlement Operating Rules of the Australian Securities Exchange) (the “CMMC CDis”)) by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in accordance with the procedures prescribed by National Instrument 54- 101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators; and {c) to the respective directors and auditors of CMMC, by delivery in person, by recognized courier service, by pre-paid ordinary or first-class mail or, by facsimile or electronic transmission (including email), at least twenty-one (21) days prior to the date of the CMMC Meeting, excluding the date of sending and the date of the CMMC Meeting.

9. Concurrently with the sending of the Meeting Materials described in paragraph 8 of this Interim Order, CMMC shall send a copy of the Circular (including the Notice of Hearing of Petition and this Interim Order) and any other communications or documents determined by CMMC to be necessary or desirable (collectively, the “Court Materials”) to the holders of options, phantom options, deferred share units, performance share units, restricted share units and phantom restricted share units of CMMC (collectively, the “CMMC Incentive Awards”) by any method permitted for notice to CMMC Shareholders as set forth in paragraph 8(a) or 8(b), above. Distribution to such persons shall be to their addresses as they appear on the books and records of CMMC or its registrar and transfer agent at the close of business on the Record Date. 10. Good and sufficient notice of the CMMC Meeting for all purposes will be given by CMMC by the sending of the Meeting Materials in accordance with paragraphs 8 of this Interim Order. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 290(1)(a) of the BCBCA, and CMMC shall not be required to send to the CMMC Shareholders any other or additional statement pursuant to section 290(1)(a) of the BCBCA or otherwise. 11. Delivery of the Court Materials in accordance with paragraph 9 of this Interim Order will constitute good and sufficient service or delivery of such Court Materials upon all persons who are entitled to receive the Court Materials pursuant to this Interim Order and no other form of service need be made and no other material, including the Petition and supporting Affidavits, need be served on such persons in respect of these proceedings except upon written request to the solicitors for CMMC at their addresses for delivery set out in the Petition. 12. Accidental failure or omission by CMMC to give notice of the CMMC Meeting or to distribute the Meeting Materials or the Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of CMMC, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor a defect in the calling of the CMMC Meeting, nor shall it invalidate any resolution passed or proceedings taken at the CMMC Meeting. If any such failure or omission is brought to the attention of CMMC, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. Deemed Receipt of Meeting Materials 13. The Meeting Materials will be deemed, for the purposes of this Interim Order, to have been received by the CMMC Shareholders: (a) In the case of mailing or personal courier delivery, on that day (Saturdays, Sundays and holidays excepted) following the date of mailing or acceptance by the courier service, respectively; and

(b) In the case of delivery by electronic transmission (including email), on the day that it was transmitted. Amendments to the Arrangement and Plan of Arrangement 14. Subject to the terms and conditions of the Plan of Arrangement, after the date of this Interim Order and prior to the time of the CMMC Meeting, CMMC is authorized to make such amendments, revisions or supplements to the Plan of Arrangement, in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement, without any additional notice to the CMMC Shareholders, and the Plan of Arrangement as so amended, revised and supplemented shall be the Plan of Arrangement submitted to the CMMC Meeting, and the subject of the Arrangement Resolution. 15. If any amendments, revisions or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 14 above would, if disclosed, reasonably be expected to affect a CMMC Shareholders’ decision to vote for or against the Arrangement Resolution, notice of such amendment, revision or supplement shall be distributed, subject to further order of this Court, by news release, newspaper advertisement, or by notice sent to CMMC Shareholders by one of the methods specified in paragraph 8 of this Interim Order, as determined to be the most appropriate method of communication by CMMC. Updating Meeting Materials and Court Materials 16. Notice of any amendments, revisions, updates or supplements to any of the information provided in the Meeting Materials and Court Materials may be communicated, at any time prior to the CMMC Meeting, to the CMMC Shareholders by news release, newspaper advertisement, or by notice sent to CMMC Shareholders by one of the methods specified in paragraph 8 of this Interim Order, as determined to be the most appropriate method of communication by CMMC. Chair of the Meeting 17. The Chair of the CMMC Meeting shall be an officer or director of CMMC or such other person as may be appointed by the CMMC Shareholders for that purpose. 18. The Chair of the CMMC Meeting is at liberty to call on the assistance of legal counsel of CMMC at any time and from time to time, as the Chair of the CMMC Meeting may deem necessary or appropriate, during the CMMC Meeting. 19. The Chair of the CMMC Meeting shall be permitted to ask questions of, and demand the production of evidence, from the CMMC Shareholders or such other persons in attendance or represented at the CMMC Meeting, as he, she, they or it considers appropriate having regard to the orderly conduct of the CMMC Meeting, the authority of any person to vote at the CMMC Meeting, and the validity and propriety of the votes cast and the proxies submitted in respect of the Arrangement Resolution.

20. The Chair of the CMMC Meeting may, in the Chair’s sole discretion, waive the deadline specified in the Form of Proxy for the deposit of proxies, provided that if the Chair waives the deadline, the Chair must accept all proxies deposited after this deadline. 21. The Chair or another representative of CMMC present at the CMMC Meeting shall, in due course after the CMMC Meeting, file with the Court an affidavit verifying the actions taken and the decisions reached at the CMMC Meeting with respect to the Arrangement. Permitted Attendees 22. The only people entitled to attend the CMMC Meeting will be: (i) the CMMC Shareholders and their duly appointed proxyholders; (ii) the officers, directors and auditors of CMMC; (iii) CMMC’s legal and financial advisors; (iv) representatives of Hudbay; and (v) other such persons as may be approved by the Chair of the CMMC Meeting. Adjournments and Postponements 23. CMMC, if it deems advisable, is specifically authorized to adjourn or postpone the CMMC Meeting for any reason on one or more occasions, subject to the terms of the Plan of Arrangement, without the necessity of first convening the CMMC Meeting, or first obtaining any vote of the CMMC Shareholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by such method and in the time that is reasonable in the circumstances, as CMMC may determine appropriate. This provision shall not limit the authority of the Chair of the CMMC Meeting in respect of adjournments and postponements. Quorum 24. The quorum for the CMMC Meeting is as set out in CMMC’s constating documents, namely, two CMMC Shareholders present in person (or deemed to be present in person) or represented by proxy, who, in the aggregate, hold at least 5% of the CMMC Shares entitled to be voted at the CMMC Meeting. Voting 25. The vote required to pass the Arrangement Resolution shall be: (a) the affirmative vote of at least two-thirds (66%%) of the votes cast by CMMC Shareholders present virtually or represented by proxy and entitled to vote at the CMMC Meeting, voting as a single class, on the basis of one (1) vote per CMMC Share held; and

(b) a simple majority of the votes cast by CMMC Shareholders present virtually or represented by proxy at the CMMC Meeting, excluding the votes required to be excluded by Multilateral Instrument 61-101 -Protection of Minority Security Holders in Special Transactions, as more fully described in the Circular. 26. The only persons entitled to vote on the Arrangement Resolution, or such other business as may be properly brought before the CMMC Meeting, shall be the registered CMMC Shareholders who held CMMC Shares as of the Record Date and their valid proxyholders as described in the Circular and as determined by the Chair of the CMMC Meeting in consultation with the Scrutineer (as defined below) and legal counsel to CMMC. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions on one or more resolutions (including the Arrangement Resolution) shall be voted in favour of such resolution (including the Arrangement Resolution). Scrutineer 27. Representatives of CMMC’s registrar and transfer agent (or any agent thereof), Computershare Trust Company of Canada, are authorized to act as scrutineers for the CMMC Meeting (the “Scrutineer”). Solicitation of Proxies 28. CMMC is authorized to permit the CMMC Shareholders to vote by proxy using the form of proxy (the “Form of Proxy”), substantially in the form of the draft attached as Exhibit “C” to the Ferguson Affidavit, with such amendments, revisions or supplemental information as CMMC may determine are necessary or desirable. CMMC is authorized at its expense to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives, including proxy advisory firms, as they may retain for the purpose, by mail or such other forms of personal or electronic communication as it may determine. 29. The Chair of the CMMC Meeting may waive generally, in its discretion, the time limits set for the deposit or revocation of proxies, if CMMC considers it advisable to do so. Dissent Rights 30. Each registered CMMC Shareholder will, as set out in the Plan of Arrangement, be permitted to exercise rights of dissent in respect of the Arrangement (the “Dissent Rights”) under Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement and the terms of this Interim Order. 31. Registered CMMC Shareholders will be the only CMMC Shareholders entitled to exercise Dissent Rights. A beneficial holder of CMMC shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered CMMC Shareholder to dissent on behalf of the beneficial holder of CMMC Shares or, alternatively, make arrangements to become a registered CMMC Shareholder. 32. In order for a registered CMMC Shareholder to exercise Dissent Rights: (a) a dissenting CMMC shareholder must deliver a written notice of dissent which must be received by CMMC’s General Counsel and Corporate Secretary at Suite 1700-700 West Pender Street, Vancouver, British Columbia, V6C 1G8, Attention: Matthew Langford, with a copy to CMMC’s counsel, Davies Ward Phillips & Vineberg LLP, Attention: Melanie Shishler and Richard Fridman, 155 Wellington Street West, Toronto, Ontario, M5V 3J7, not later than 4:00 p.m. (Vancouver time) on Friday, June 9, 2023, or two (2) business days immediately preceding the date of the CMMC Meeting, or any adjournment or postponement thereof; (b) a dissenting CMMC Shareholder must not have voted their CMMC Shares at the CMMC Meeting, either by proxy or in person, in favour of the Arrangement Resolution; (c) a vote against the Arrangement Resolution or not voting on the Arrangement Resolution does not constitute a written notice of dissent under section 242 of the BCBCA. (d) a dissenting CMMC Shareholder must dissent with respect to all of the CMMC Shares held by such person; and (e) the exercise of Dissent Rights must otherwise comply with the requirements of section 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order and the Final Order (as defined below). 33. Subject to further order of this Court, the rights available to the CMMC Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the CMMC Shareholders with respect to the Arrangement. 34. Notice to the CMMC Shareholders of their Dissent Rights with respect to the Arrangement Resolution and to receive, subject to the provisions of the BCBCA and the Plan of Arrangement, the fair value of their shares of CMMC, will be given by including information with respect to the Dissent Rights in the Circular to be sent to CMMC Shareholders in accordance with the terms of this Interim Order. 35. Registered CMMC Shareholders who duly exercise Dissent Rights and who: (a) are ultimately entitled to be paid the fair value of their Dissent Shares by Hudbay: (i) will be entitled to be paid the fair value of such Dissent Shares by Hudbay, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be the fair value of such Dissent Shares determined as of the close of business on the day immediately before the approval of the Arrangement Resolution: (ii) shall be deemed not to have participated in the transactions in Article 2 (other than section 2.3(f), if applicable) of the Plan of Arrangement: (iii) shall be deemed to have transferred and assigned such Dissent Shares, free and clear of any Liens to Hudbay in accordance with section 2.3(f) of the Plan of Arrangement; and (iv) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such CMMC Shares: and (b) are ultimately not entitled, for any reason, to be paid fair value for their CMMC Shares, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting registered holder of CMMC Shares, and shall be entitled to receive only the Consideration pursuant to section 2.3(g) of the Plan of Arrangement that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights. 36. In no case shall Hudbay, CMMC or any other Person be required to recognize holders of CMMC Shares who exercise Dissent Rights as holders of CMMC Shares after the time that is immediately prior to the Effective Time, and the names of the Dissenting Shareholders shall be deleted from the central securities register as holders of CMMC Shares at the time at which the step in section 2.3(g) of the Plan of Arrangement occurs. 37. For greater certainty, no holder of CMMC Incentive Awards shall be entitled to Dissent Rights in respect of such holder’s CMMC Incentive Awards. Application for Final Order 38. Upon approval, with or without variation, by the CMMC Shareholders of the Arrangement Resolution, in the manner set forth in this Interim Order, CMMC may set the Petition down for hearing and apply to this Court for, inter alia, a final order: (i) approving the Arrangement contemplated by the Plan of Arrangement pursuant to section 291 (4)(a) and section 295 of the BCBCA; and (ii) determining that the Arrangement is procedurally and substantively fair and reason able pursuant to section 291(4)(c) of the BCBCA (collectively, the “Final Order”), at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on Thursday, June 15, 2023 at 9:45a.m., or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct. 39. The form of Notice of Hearing of Petition attached as Appendix “D” to the Circular is hereby approved as the form of Notice of Proceedings for such approval. 40. Any CMMC Shareholder, or other interested party, has the right to appear (either in person or by counsel) and make submissions at the application for the Final Order provided that such person shall file with this Court and deliver a copy of the filed Response to Petition together with a copy of all affidavits or other materials upon which they intend to rely, in the form prescribed by the British Columbia Supreme Court Civil Rules, to the solicitors for CMMC at their addresses for delivery as set out in the Petition, on or before 4:00 p.m. (Vancouver time) on Monday, June 12, 2023, or as the Court may otherwise direct. 41. Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraphs 8 and 9 of this Interim Order will constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings. In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed, is dispensed with. 42. If the application for the Final Order is adjourned, only those persons who have filed and delivered a Response to Petition in accordance with this Interim Order need to be served and provided with notice of the adjourned date. Precedence 43. To the extent of any inconsistency or discrepancy between this Interim Order and the articles of CMMC, the Circular, the BCBCA or applicable securities laws, this Interim Order shall govern. Variance and Direction 44. CMMC shall, and hereby does, have liberty to apply at any time to vary this Interim Order or apply for such further order or orders or to seek such directions as may be appropriate.

Extra-Territorial Assistance 45. This Court seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order. THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY Signature of Lawyer for Petitioner Signature of Lawyer for Hudbay Minerals Inc. Laura Bevan By the Court Registrar

APPENDIX D

NOTICE OF HEARING OF PETITION FOR THE FINAL ORDER AND PETITION

(see attached)

No. S233.568 Vancouver Registry IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORA T/ONS ACT, S.B.C. 2002, C. 57, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING COPPER MOUNTAIN MINING CORPORATION AND HUDBAY MINERALS INC. COPPER MOUNTAIN MINING CORPORATION PETITIONER NOTICE OF HEARING OF PETITION TO: The holders of common shares (“CMMC Shareholders”) of Copper Mountain Mining Corporation (“CMMC”) AND TO: The holders of options to purchase CMMC Shares (“CMMC Options”), phantom options to purchase CMMC Shares (“CMMC Phantom Options”), deferred share units of CMMC (“CMMC DSUs”), restricted share units of CMMC (“CMMC RSUs”), phantom restricted share units of CMMC (“Phantom CMMC RSUs”) and performance share units of CMMC (“CMMC PSUs”) (collectively, the “CMMC Incentive Awards”) NOTICE IS HEREBY GIVEN that a Petition has been filed by CMMC In the Supreme Court of British Columbia for approval of an arrangement (the “Arrangemenf) pursuant to Section 288 of the Business Corporations Act, S.B.C. 2002, c. 57, as amended, involving CMMC, the CMMC Shareholders and Hudbay Minerals Inc. AND NOTICE IS FURTHER GIVEN that by an Interim Order of the Supreme Court of British Columbia pronounced on May 15, 2023, the Court has given directions as to the calling of a meeting of the CMMC Shareholders (the “CMMC Meeting”) for the purpose of considering and voting on the Arrangement. AND NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the CMMC Meeting, the Petitioner intends to apply for an order approving the Arrangement and declaring it to be fair and reasonable to the CMMC Shareholders (the “Final Order”) at a hearing before a Judge of the Supreme Court of British Columbia at the Courthouse, at 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia, on or about June 15, 2023 at 9:45 a.m. (PT), or so soon thereafter as counsel may be heard, or at such later date as the Court may direct and in the manner directed by the Court.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE PETITION OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled “Response to Petition”. in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, along with any evidence or materials which you intend to present to the Court, at the Vancouver Registry of the Court and YOU MUST ALSO DELIVER a copy of the filed Response to Petition, together with a copy of all evidence or materials on which you Intend to rely at the application for the Final Order, to the solicitors for the Petitioner at their address for delivery, which is set out below, on or before 4:00 p.m. (PT) on Monday, June 12, 2023, or as the Court may otherwise direct. YOU OR YOUR SOLICITOR may file the Response to Petition. You may obtain a form of “Response to Petition at the Registry. or on the Court’s website at https://www.suoremecourtbc.ca/sites/default/files/web/forms/Form-67. pdf. The address of the Registry is: 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1 IF YOU DO NOT FILE A RESPONSE TO PETITION and do not attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented at that time, or may approve it subject to such terms and conditions as the Court deems fit, all without further notice to you. If the Arrangement Is approved, it will significantly affect the rights of CMMC Shareholders and holders of CMMC Incentive Awards. A copy of the said Petition and other documents In the proceedings will be furnished to any CMMC Shareholder and any holder of CMMC Incentive Awards upon request In writing addressed to the solicitors of the Petitioner at their address for delivery set out below. The Petitioner’s time estimate is 10 minutes. The matter Is within the jurisdiction of a Judge. The Petitioner’s address for delivery Is: Farris LLP PO Box 10026, Pacific Centre South 25th Floor, 700 W Georgia Street Vancouver BC V7V 1B3 Attention: Tevla R.M. Jeffries Tel: 604.661.2174 tjeffries@farris.com and

Davies Ward Phillips & Vineberg ~LP 155 Wellington Street West Toronto, ON M5V 3J7 Attention: Derek Ricci Tel: 416.367.7471 dricci@dwpv.com Date: May 15, 2023 Signature of Petitioner Lawyer for Petitioner Tevia R.M. Jeffries

No. Vancouver Registry IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATIER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, C. 57, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING COPPER MOUNTAIN MINING CORPORATION AND HUDBAY MINERALS INC. COPPER MOUNTAIN MINING CORPORATION PETITIONER PETITION TO THE COURT This proceeding is brought by the Petitioner for the relief set out in Part 1 below. If you intend to respond to this petition, you or your lawyer must (a) file a Response to Petition in Form 67 in the above-named registry of this Court within the time for Response to Petition described below, and (b) serve on the Petitioner (i) 2 copies of the filed Response to Petition, and (ii) 2 copies of each filed Affidavit on which you intend to rely at the hearing. Orders, including orders granting the relief claimed, may be made against you, without any further notice to you, if you fail to file the Response to Petition within the time for response. TIME FOR RESPONSE TO PETITION A Response to Petition must be filed and served on the Petitioner, (a) if you were served with the petition anywhere in Canada, within 21 days after that service,

(b)	if you were served with the petition anywhere in the United States of America, within 35 days after that service,

(c)	if you were served with the petition anywhere else, within 49 days after that service, or

(d)	if the time for response has been set by order of the Court, within that time.

The address of the registry is:

Vancouver Registry

800 Smithe Street

Vancouver, BC V6Z 2E1

The ADDRESS FOR DELIVERY is:

c/o Tevia R.M. Jeffries

Farris LLP

PO Box 10026, Pacific Centre South

25th Floor, 700 W Georgia Street

Vancouver BC V7Y 1B3

and

c/o Derek D. Ricci

Davies Ward Phillips & Vineberg LLP

155 Wellington Street West

Toronto ON M5V 3J7

Fax number address for delivery (if any):

E-mail address for delivery (if any):	tjeffries@farris.com /
dricci@dwpv.com

The name and office address of the Petitioner’s lawyer is:

c/o Tevia R.M. Jeffries

Farris LLP

PO Box 10026, Pacific Centre South

25th Floor, 700 W Georgia Street

Vancouver BC V7Y 1B3

and

c/o Derek D. Ricci

Davies Ward Phillips & Vineberg LLP

155 Wellington Street West

Toronto ON M5V 3J7

CLAIM OF THE PETITIONER

Part 1: ORDERS SOUGHT

The Petitioner, Copper Mountain Mining Corporation (“CMMC” or the “Company”), applies to this Court for the following orders pursuant to sections 288 and 291 of the British Columbia Business Corporations Act, S.B.C. 2002, c. 57, as amended (the “BCBCA”):

1.	an ex parte interim order in the form attached as Schedule “A” to this Petition (the “Interim Order”);

2.	an order (the “Final Order”):

(a)

approving the arrangement (the “Arrangement”) involving CMMC and Hudbay Minerals Inc. (“Hudbay”), as set forth in the plan of arrangement (the “Plan of Arrangement”), included as Appendix E to the Joint Management Information Circular of Hudbay and CMMC (the “Circular”). A draft copy of the Circular that is in substantially final form (subject only to certain amendments that are necessary or desirable to complete the final form of the document) is attached as Exhibit “A” to the Affidavit of Laura Ferguson sworn May 11, 2023 (the “Ferguson Affidavit”) and filed herein;

(b)	declaring that the Arrangement is procedurally and substantively fair and reasonable; and

3.	any other order for such further relief as this Court shall deem just.

Part 2: FACTUAL BASIS

A.	Definitions

4.	All capitalized terms used in this Petition, unless otherwise defined herein, shall have the respective meaning given to them in the draft Circular.

B.	CMMC

5.	The Petitioner, CMMC, is incorporated under the BCBCA.

6.

CMMC is a Canadian copper metal mining company with operations in British Columbia, Canada. Its sole operating asset operating asset is the 75%-owned Copper Mountain Mine in southern British Columbia, a large open pit copper mine.The Copper Mountain Mine also produces gold and silver as by-product metals.

7.

CMMC is a reporting issuer in each Province and Territory of Canada except for Quebec, and the common shares of CMMC (the “CMMC Shares”) trade on the Toronto Stock Exchange (the “TSX”) under the trading symbol “CMMC”. The CMMC Shares are listed on the Australian Securities Exchange (the “ASX”) in the form of CMMC CHESS Depositary Interests (as defined in the Settlement Operating Rules of the ASX) (“CMMC CDIs”), under the trading symbol “C6C”.

8.	CMMC is authorized to issue an unlimited number of CMMC Shares. As of the Record Date (defined below), there were 214,383,473 CMMC Shares issued and outstanding.

9.

CMMC has also issued “CMMC Incentive Awards” to certain directors, officers and employees of CMMC, including, as of the Record Date: (i) 3,835,303 options to purchase CMMC Shares, granted under the CMMC Option Plan (“CMMC Options”); (ii) 200,000 phantom options to purchase CMMC Shares, granted under individual award agreements from time to time by CMMC (“CMMC Phantom Options”); (iii) 935,645 deferred share units granted under the CMMC DSU Plan (“CMMC DSUs”); (iv) 3,158,738 restricted share units granted under the CMMC RSU Plan and the CMMC LTIP (“CMMC RSUs”); (v) 440,083 phantom restricted share units granted under the CMMC Phantom RSU Plan (“CMMC Phantom RSUs”); and (vi) 2,754,375 performance share units granted under the CMMC PSU Plan and the CMMC LTIP (“CMMC PSUs”).

C.	Hudbay

10.	Hudbay is a corporation organized under the Canada Business Corporations Act, R.S.C., 1985, c. C-44.

11.

Hudbay is a diversified mining company with long-life assets in North and South America. Hudbay’s Constancia operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Hudbay’s Snow Lake operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay has an organic pipeline that includes the Copper World project in Arizona and the Mason project in Nevada (United States), and its growth strategy is focused on the exploration, development, operation and optimization of properties already controlled, as well as other mineral assets Hudbay may acquire that fit its strategic criteria.

12.	Hudbay is a reporting issuer in each Province and Territory of Canada and the Hudbay Shares trade on the TSX and the New York Stock Exchange (“NYSE”) under the trading symbol “HBM”.

13.

It is anticipated that following completion of the Arrangement: (i) the CMMC Shares will be de-listed from the TSX; (ii) the CMMC CDIs will be de-listed from the ASX; (iii) the Hudbay Shares will continue to be listed and posted for trading on the TSX and the NYSE under the symbol “HBM”; and (iii) that CMMC will cease to be a reporting issuer.

D.	The Arrangement

14.

On April 13, 2023, Hudbay and CMMC entered into an arrangement agreement (the “Arrangement Agreement”) pursuant to which the Parties agreed to undertake the Arrangement. The Arrangement is an acquisition by Hudbay of all of the issued and outstanding CMMC Shares (including CMMC CDIs) in exchange for Hudbay Shares by way of a court approved plan of arrangement under Part 9, Division 5 of the BCBCA.

15.

The Arrangement requires, among other things, the approval of: (i) at least 63 2⁄3% of the votes cast by holders of CMMC Shares (the “CMMC Shareholders”) present virtually or represented by proxy at a special meeting of the CMMC Shareholders (the “CMMC Meeting”); and (ii) a simple majority of the votes cast by CMMC Shareholders present virtually or represented by proxy at the CMMC Meeting, excluding the votes required to be excluded by Multilateral Instrument 61-101.

16.

The registered and beneficial holders of Hudbay Shares (the “Hudbay Shareholders”) are not being arranged under the Plan of Arrangement. However, in accordance with the requirements of the TSX, the issuance of the Hudbay Shares under the Arrangement is subject to the approval of a simple majority of the votes cast by Hudbay Shareholders at a special meeting of Hudbay Shareholders (the “Hudbay Meeting”).

17.

Notice of both the Hudbay Meeting and CMMC Meeting, as well as detailed information concerning the Arrangement, will be distributed to Hudbay Shareholders and CMMC Shareholders through a Joint Management Information Circular prepared by CMMC and Hudbay (previously defined as the “Circular”). A copy of the current draft of the Circular is attached as Exhibit “A” to the Ferguson Affidavit.

18.

Under the Arrangement, each CMMC Shareholder (other than any Dissenting Shareholders (as defined below)) will receive 0.381 of a common share in the capital of Hudbay (“Hudbay Shares”) for each CMMC Share or CMMC CDI held (the “Exchange Ratio”), a premium of approximately 23% based on the 10-day volume-weighted average price of the Hudbay Shares and CMMC Shares on the TSX on April 12, 2023, being the last trading day prior to the announcement of the Arrangement.

19.

All CMMC Incentive Awards, including replacement options of Hudbay (the “Hudbay Replacement Options”), will ultimately be settled in cash or Hudbay Shares and cancelled as part of the Arrangement. Each CMMC Incentive Award will be treated on the same basis as other awards granted pursuant to the same incentive plan.

20.

More particularly, pursuant to the Plan of Arrangement: (i) all CMMC RSUs and CMMC PSUs will be settled in CMMC Shares that thereafter convert to Hudbay Shares; (ii) all CMMC DSUs, CMMC Phantom Options and CMMC Phantom RSUs will be settled in cash; and (iii) all CMMC Options will be exchanged for Hudbay Replacement Options that thereafter settle in cash, unless otherwise exercised by the holder thereof for Hudbay Shares. The form of settlement (cash or Hudbay shares) for the CMMC Incentive Awards was individually considered for each category of CMMC Incentive Award as part of the broader arm’s length Arrangement negotiations between the Parties. In arriving at the foregoing settlement plan for the CMMC Incentive Awards, the Parties gave particular consideration to, among other things: (i) the number of incentive awards granted pursuant to each plan; (ii) the fair and equal treatment of all CMMC Incentive Awards; and (iii) the best use of the cash resources of Hudbay (and the Combined Company (as defined below)).

21.

The CMMC PSUs will all be settled in Hudbay Shares. Notwithstanding that the CMMC PSU Plan provides only for the cash settlement of CMMC PSUs issued under that Plan, such awards will be settled in Hudbay Shares of equivalent value. Approximately 25% of all CMMC PSUs are issued pursuant to the CMMC PSU Plan, with CMMC PSUs granted under the CMMC LTIP representing the balance. All CMMC PSUs granted under the CMMC LTIP will also be settled in Hudbay Shares, which is consistent with the terms of the CMMC LTIP.

22.

With respect to all of the other CMMC Incentive Awards (the CMMC RSUs, the CMMC Phantom RSUs, the CMMC DSUs, the CMMC Options and the CMMC Phantom Options), the treatment of such CMMC Incentive Awards under the Plan of Arrangement is consistent with the terms of the governing incentive plan, option plan and individual award agreement, as applicable.

23.

Subject to receipt of approval by the CMMC Shareholders, approval by the Hudbay Shareholders, the Final Order and the satisfaction or waiver of certain other conditions, commencing at the Effective Time each of the following events shall occur and shall be deemed to occur sequentially in the following order, with each such step after the first occurring five minutes after the preceding step (except where otherwise indicated), without any further authorization, act or formality, as explained in greater detail in the draft Circular at pages 79 to 83:

(a)

each CMMC Phantom Option will be deemed to be fully vested on the Effective Date and will, without any further action by or on behalf of a holder, be transferred and assigned by the holder thereof, free and clear of any Liens, to CMMC, and the holder thereof will be entitled to receive in exchange therefor a cash payment from CMMC equal to: (i) the aggregate CMMC Phantom Option Value of the holder’s CMMC Phantom Options; less (ii) the Applicable Withholdings;

(b)

each CMMC Phantom RSU will be deemed to be fully vested on the Effective Date and will, without any further action by or on behalf of a holder, be transferred and assigned by the holder thereof, free and clear of any Liens, to CMMC, and the holder thereof will be entitled to receive in exchange therefor a cash payment from CMMC, or a Subsidiary thereof, equal to: (i) the aggregate CMMC Phantom RSU Value of the holder’s CMMC Phantom RSUs; less (ii) the Applicable Withholdings;

(c)

each CMMC RSU will be deemed to be fully vested on the Effective Date and will, without any further action by or on behalf of a holder, be transferred and assigned by the holder thereof, free and clear of any Liens, to CMMC, and the holder thereof will be entitled to receive in exchange therefor and CMMC will issue in settlement of the holder’s CMMC RSUs that number of CMMC Shares to which the holder would otherwise be entitled to receive under the CMMC RSU Plan in respect of each CMMC RSU;

(d)

each CMMC DSU will, without any further action by or on behalf of a holder, be deemed to be fully vested on the Effective Date and will be transferred and assigned by the holder thereof, free and clear of any Liens, to CMMC, and the holder thereof will be entitled to receive in exchange therefor a cash payment from CMMC equal to: (i) the aggregate CMMC DSU Value of the holder’s CMMC DSUs; less (ii) the Applicable Withholdings;

(e)

each CMMC PSU will, without any further action by or on behalf of a holder, be deemed to be fully vested on the Effective Date and will be transferred and assigned by the holder thereof, free and clear of any Liens, to CMMC, the Adjustment Factor or the Performance Multiplier, as applicable, will be deemed to be 100%, and the holder thereof will be entitled to receive in exchange therefor and CMMC will issue in settlement of the holder’s CMMC PSUs that number of CMMC Shares to which the holder would otherwise be entitled to receive under the CMMC PSU Plan in respect of each CMMC PSU;

(f)

each CMMC Share held by a Dissenting Shareholder in respect of which the Dissenting Shareholder has validly exercised Dissent Rights (the “Dissent Share”) shall be transferred and assigned by the holder thereof without any further act or formality on its part, free and clear of all Liens, to Hudbay in accordance with, and for the consideration contemplated in the Plan of Arrangement;

(g)

each CMMC Shareholder, including those holders that were issued CMMC Shares under paragraphs 23(c) and 23(e) above, but excluding Hudbay and any registered CMMC Shareholder who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdrawn such dissent and who is ultimately determined to be entitled to be paid the fair value of its CMMC Shares, but only in respect of the Dissent Shares (a “Dissenting Shareholder”), will transfer and assign their CMMC Shares, free and clear of any Liens, to Hudbay in exchange for total consideration equal to 0.381 of a Hudbay Share (the “Consideration”) for each such CMMC Share transferred, and in respect of the CMMC Shares transferred;

(h)

each CMMC Option outstanding immediately prior to the Effective Time will, without any further action by or on behalf of a holder, be exchanged for a Hudbay Replacement Option exercisable to purchase from Hudbay the number of Hudbay Shares equal to the product of: (i) the number of CMMC Shares subject to the CMMC Option immediately before the Effective Time; multiplied by (ii) the Exchange Ratio (provided that if the foregoing would result in the issuance of a fraction of a Hudbay Share on any particular exercise of Hudbay Replacement Options, then the number of Hudbay Shares otherwise issued will be rounded down to the nearest whole number of Hudbay Shares);

(i)

each Hudbay Replacement Option will be deemed to be fully vested on the Effective Date and, without any further action by or on behalf of a holder of a Hudbay Replacement Option, the holder’s Hudbay Replacement Options will either: (i) if prior to the time of the step contemplated in this paragraph Hudbay has received notice of the exercise of the holder’s Hudbay Replacement Options and the holder has paid the required exercise price to Hudbay, be exercised and the holder will be entitled to receive the Hudbay Shares issuable pursuant to the exercise of such Hudbay Replacement Options; or (ii) in any other case, be transferred and assigned by the holder, free and clear of any Liens, to Hudbay and the holder will be entitled to receive in exchange therefor a cash payment from Hudbay equal to (i) the aggregate Hudbay Replacement Option Value of the holder’s Hudbay Replacement Options, less (ii) the Applicable Withholdings;

(j)	all of the CMMC Shares held by Hudbay will be transferred and assigned by Hudbay to Hudbay Sub 2 in exchange for 100,000 common shares of Hudbay Sub 2; and

(k)

at 12:01 a.m. on the day following the Effective Date, the notice of articles of CMMC will be altered to the extent necessary for CMMC to become an unlimited liability company and, subsequently, Hudbay Sub 2, as sole shareholder of CMMC, will return all share certificates representing CMMC Shares for inclusion on the face of each such certificate the statement required pursuant to Section 51.2 of the BCBCA. Five minutes later, Hudbay Sub 1 and the Hudbay Sub 2 will be amalgamated and continue as Amalco.

24.

Following the completion of the Arrangement, CMMC will be an indirect wholly owned Subsidiary of Hudbay and current Hudbay Shareholders and CMMC Shareholders immediately prior to the Effective Time (as defined in the Plan of Arrangement) are expected to own approximately 76% and 24%, respectively, of the Hudbay Shares.

25.

The details of the proposed Arrangement are set out in the Plan of Arrangement, which is included in the Meeting Materials (as defined below) that will be sent to the CMMC Shareholders and the Court Materials (as defined below) that will be sent to the holders of CMMC Incentive Awards.

E.	Background to the Arrangement

26.

The Arrangement Agreement is the result of extensive arm’s length negotiations among representatives of CMMC and Hudbay and their respective legal and financial advisors. A detailed description of the background to the Arrangement, including the full history of the consideration by the Board of CMMC (the “CMMC Board”) and the Special Committee of independent directors (the “CMMC Special Committee”), can be found beginning at page 57 of the draft Circular. What follows is an overview of the background to the Arrangement.

27.

The CMMC Board regularly reviews its overall corporate strategy and long-term strategic plan, with the goal of maximizing shareholder value. This process includes assessing the relative merits of CMMC’s stand-alone business plan, potential acquisitions, dispositions and various combinations involving CMMC or its assets, having regard to, among other things, the global copper markets, CMMC’s position as a pure-play copper producer in a tier-one mining jurisdiction, the upside potential associated with CMMC’s ongoing exploration activities, the potential opportunities and inherent risks of a company with a single producing asset, and the financial condition of CMMC.

28.

In December 2021, CMMC and Hudbay entered into a mutual confidentiality agreement with a two-year term and a one-year standstill period. Throughout the first half of 2022, CMMC and Hudbay conducted reciprocal financial and technical due diligence, and representatives of CMMC and Hudbay held various high-level discussions regarding the potential benefits and strategic rationale of combining the two companies.

29.

These discussions culminated in Hudbay submitting, on August 24, 2022, a first non-binding indicative proposal (the “Initial Hudbay Proposal”). Following the receipt of the Initial Hudbay Proposal, CMMC negotiated the financial terms of the potential transaction with Hudbay with the assistance of its financial and legal advisors, under the supervision of the CMMC Board. On December 7, 2022, the CMMC Board also established the CMMC Special Committee to more efficiently address matters arising in connection with the evaluation of a potential combination with Hudbay.

30.

These negotiations led Hudbay to submit six different proposals over a period of approximately eight months, with the consideration to be received by CMMC being increased in each such proposal. On April 9, 2023, Hudbay submitted a “best and final” non-binding proposal (the “Final Hudbay Proposal”) to CMMC. Throughout 2022 and until March 2023, CMMC also explored potential transaction with four other parties, referred to in the draft Circular as Party A, Party B, Party C and Party D.

31.

The extensive negotiations between the Parties culminated in the execution of the Arrangement Agreement early in the morning of April 13, 2023. CMMC and Hudbay jointly announced the Arrangement prior to the opening of trading on the TSX that morning.

32.

In summary, from initial proposals from Hudbay to the Final Hudbay Proposal, Hudbay increased the implied exchange ratio from 0.269 of a Hudbay Share for each CMMC Share to 0.381 of a Hudbay Share for each CMMC Share.

33.

In addition to receiving numerous updates in writing and orally from management, as detailed in the draft Circular, the CMMC Board met formally on at least eight occasions to consider the proposed transaction, including the negotiation of the non-binding proposals, the exclusivity agreements, as well as CMMC’s engagement with each of Party A, Party B, Party C and Party D. Throughout this process, the CMMC Board had the benefit of advice and assistance from CMMC’s financial advisor, CIBC World Markets Inc. (“CIBC”), after the engagement of CIBC on September 14, 2022. Further, the CMMC Board received and considered legal advice from Davies Ward Phillips & Vineberg LLP (“Davies”), the Company’s legal counsel. The CMMC Board also conducted deliberations during in camera sessions to consider the proposed transaction.

34.

The CMMC Special Committee also met formally, as detailed in the draft Circular, on at least 18 occasions to consider various proposals from Hudbay and, ultimately, the proposed Arrangement. The CMMC Special Committee also had the benefit of financial advice from its independent financial advisor, Origin Merchant Partners (“Origin”), as well as legal advice from Davies.

F.	Financial Advisor Opinions

35.

As noted above, the CMMC Board was assisted by CIBC in considering the proposed Arrangement, while the CMMC Special Committee was assisted by its own independent financial advisor, Origin. Set out below are summaries of the engagement of CIBC and Origin, the particulars of which are described in greater detail in the draft Circular at pages 75 to 76.

(i)	CIBC

36.

In the fall of 2022, when CMMC and Hudbay began discussing next steps with respect to a potential transaction, the CMMC Board authorized the engagement of CIBC as the Company’s financial advisor. CIBC is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research.

37.

CIBC’s engagement included providing CMMC with financial advisory services related to the Arrangement, including providing an opinion as to the fairness of the Consideration to be received by CMMC Shareholders pursuant to the Arrangement Agreement, from a financial point of view, to CMMC Shareholders. In this regard, CIBC attended and provided advice during at least 23 CMMC Board and CMMC Special Committee meetings.

38.

At a meeting of the CMMC Board held on April 12, 2023, CIBC orally delivered its opinion to the CMMC Special Committee and the CMMC Board, which was subsequently confirmed in writing, to the effect that, as at the date thereof and based upon the assumptions, limitations and qualifications set out therein, the Consideration to be received by CMMC Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to CMMC Shareholders (the “CIBC Fairness Opinion”). The full text of the CIBC Fairness Opinion, setting out, among other things, the scope of review, assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the CIBC Fairness Opinion, is attached as Appendix I to the Circular.

39.

Pursuant to the terms of its engagement letter with CIBC dated effective September 14, 2022, CMMC is obligated to pay CIBC certain fees for its services and to reimburse CIBC for its reasonable out-of-pocket expenses. CMMC agreed to pay CIBC a fixed fee upon CMMC entering into the Arrangement Agreement, a fixed fee for rendering the CIBC Fairness Opinion (which is not contingent on the conclusions reached in the CIBC Fairness Opinion or the completion of the Arrangement), and an additional fee that is contingent on completion of the Arrangement.

(ii)	Origin

40.

During an in camera session of the CMMC Special Committee on February 16, 2023, the CMMC Special Committee determined that it should engage its own financial advisor on a fixed-fee basis to provide an independent “long form” fairness opinion. Discussions were subsequently held with two potential financial advisors (including Origin).

41.

On April 9, 2023, at the direction of the Special Committee, Ms. Wong contacted Origin to formalize its engagement as an independent financial advisor to provide a “long form” fairness opinion on a fixed-fee basis. Origin was formally engaged by the Special Committee pursuant to the terms of an engagement letter dated April 10, 2023. Origin is an independent investment bank providing a full range of corporate finance, merger and acquisition, financial restructuring and merchant banking services.

42.

Origin’s engagement included providing the CMMC Special Committee with financial advisory services related to the Arrangement, including providing an opinion as to the fairness, from a financial point of view, of the Consideration to the CMMC Shareholders.

43.

At a meeting of the CMMC Special Committee held on April 12, 2023, Origin orally delivered its opinion to the CMMC Special Committee and, thereafter, to the CMMC Board, which was subsequently confirmed in writing, to the effect that, as at the date thereof and based upon the assumptions, limitations and qualifications set out therein, the Consideration to be received by CMMC Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the CMMC Shareholders (“Origin Fairness Opinion”).

44.

The full text of the Origin Fairness Opinion, setting out, among other things, the scope of review, assumptions made, principal methodologies and matters considered, and limitations and qualifications on the review undertaken in connection with the Origin Fairness Opinion, is attached as Appendix H to the Circular.

45.

Pursuant to the terms of the engagement agreement with Origin, CMMC agreed to pay Origin a fixed engagement fee and a fixed fee for rendering the Origin Fairness Opinion (none of which are contingent upon the conclusions reached in the Origin Fairness Opinion or the completion of the Arrangement). CMMC has also agreed to reimburse Origin for its reasonable out-of-pocket expenses incurred in connection with its services.

G.	Recommendations of the CMMC Special Committee and CMMC Board

46.

On April 12, 2023, following discussion and the receipt of financial and legal advice and the CIBC Fairness Opinion and the Origin Fairness Opinion, the CMMC Special Committee unanimously determined that the Arrangement is fair and reasonable to the CMMC Shareholders and in the best interests of CMMC, resolved to recommend that the CMMC Board approve the Arrangement Agreement and the Arrangement, and recommend that the CMMC Shareholders vote in favour of the Arrangement Resolution.

47.

Immediately following the CMMC Special Committee meeting, the CMMC Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Arrangement Agreement, and after consulting with its financial and legal advisors, including having received and taken into account the CIBC Fairness Opinion and the Origin Fairness Opinion, the unanimous recommendation of the CMMC Special Committee and other matters it considered necessary and relevant, unanimously determined that the Arrangement is in the best interests of CMMC and that the Arrangement is fair and reasonable to the CMMC Shareholders. Accordingly, the CMMC Board unanimously approved the Arrangement and the entering into by CMMC of the Arrangement Agreement and unanimously recommends that the CMMC Shareholders vote for the Arrangement Resolution.

48.

As described in greater detail in the draft Circular at pages 68 to 75, in evaluating the Arrangement and in making their determinations and recommendations, the CMMC Special Committee and the CMMC Board reviewed and considered a number of factors relating to the Arrangement, including, among others, the following:

(a)

Creates a Leading Intermediate Copper-Focused Producer with Enhanced Scale. The Arrangement will create the “Combined Company” (i.e., Hudbay or its successors, after completion of the Arrangement), which will have a larger-scale platform backed by three long-life operating mines with exploration and expansion upside, three large-scale development projects and one of the largest mineral resource bases among intermediate copper producers.

(b)

Increased Diversification in Tier-One Mining Jurisdictions. The Combined Company will have a geographically balanced portfolio in the tier-one mining jurisdictions of Peru, Canada and the United States.

(c)	Access to Efficiencies and Synergies. The combination of Hudbay and CMMC creates a unique opportunity to apply Hudbay’s operating efficiency practices to the Copper Mountain Mine.

(d)

Provides the Financial Strength to Deleverage While Investing in Growth Projects. The Combined Company will be well-positioned for accelerated deleveraging in the near-term from increased diversification of cash flows and enhanced exposure to rising copper prices.

(e)	Valuation Re-rating Potential. The strategic and financial benefits from the Arrangement are expected to position the Combined Company for a valuation re-rating.

(f)

Enhanced Leadership Team and Board of Directors. The Combined Company will be comprised of a senior executive team that has a wealth of knowledge and complementary expertise in developing and operating open pit and underground copper mines.

(g)

Comprehensive Arm’s Length Negotiations. The terms of the Arrangement Agreement and the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of Hudbay’s and CMMC’s respective financial and legal advisors.

(h)

Shareholder and Court Approval. The Arrangement is subject to shareholder and court approvals, which protect Hudbay Shareholders and CMMC Shareholders, and confirms that the Arrangement treats all stakeholders of Hudbay and CMMC equitably and fairly.

(i)

Competition Act Approval. The likelihood being very high that the transaction would receive the Competition Act Approval under applicable Laws, based on the advice of the Parties’ legal and other advisors. Such approval was received on May 8, 2023.

(j)

Ability to Close. Each of Hudbay and CMMC is committed to completing the Arrangement and anticipates that the Parties will be able to complete the Arrangement within a reasonable time and, in any event, prior to the Outside Date.

(k)

Superior Proposals. The Arrangement Agreement permits the Hudbay Board and the CMMC Board, in the exercise of their respective fiduciary duties, to respond, prior to the Hudbay Meeting and CMMC Meeting, respectively, to certain unsolicited Acquisition Proposals that are or could reasonably be expected to be more favourable, from a financial point of view, to Hudbay Shareholders or CMMC Shareholders, as the case may be, than the Arrangement.

(l)

Support of Directors and Senior Officers. Directors and certain senior officers of Hudbay and CMMC have entered into the Hudbay Support and Voting Agreements and the CMMC Support and Voting Agreements, respectively, pursuant to which they have agreed, among other things and subject to the terms and conditions of thereof, to vote their Hudbay Shares in favour of the Hudbay Resolution and to vote their CMMC Shares in favour of the Arrangement Resolution, as applicable.

(m)

Participation in a Leading Intermediate Copper Producer. Following completion of the Arrangement, CMMC Shareholders will own approximately 24% of the Combined Company, which is expected to provide a number of strategic benefits to CMMC Shareholders as compared to CMMC as a standalone entity, including, as detailed in the draft Circular.

(n)

Improved Trading Liquidity and Enhanced Capital Markets Profile. The Combined Company will have a significantly greater market capitalization and greater trading liquidity than CMMC would on a stand-alone basis.

(o)

CMMC Shareholders Receive an Immediate Premium. The Consideration to be received by CMMC Shareholders represents a premium of approximately 23% based on the 10-day volume-weighted average price of the Hudbay Shares and CMMC Shares on the TSX on April 12, 2023, the last trading day prior to the announcement of the Arrangement.

(p)	Fairness Opinions. The CIBC Fairness Opinion and Origin Fairness Opinion provided to the CMMC Board and CMMC Special Committee as described above in paragraphs 35 to 45.

(q)	Role of Special Committee. The Arrangement was reviewed and evaluated by the CMMC Special Committee, comprised of members of the CMMC Board who are independent of Hudbay and of management of CMMC.

(r)

Consideration of Strategic Alternatives. The CMMC Board has periodically reviewed a range of strategic alternatives for creating shareholder value. The strategic review process is described in greater detail in the draft Circular.

(s)	Dissent Rights. Each registered CMMC Shareholder may exercise Dissent Rights with respect to the Arrangement and demand payment of the fair value of his, her, their, or its CMMC shares.

(t)

Reciprocal terms of the Arrangement Agreement. Key terms of the Arrangement Agreement, including non-solicitation covenants, termination fee amounts and triggers, are reciprocal between CMMC and Hudbay.

(u)

Reasonable termination payment. The CMMC Board determined that the C$22 million CMMC Termination Payment, which is payable in certain circumstances described at pages 101 to 104 of the draft Circular, is reasonable and would not preclude a third party from potentially making a CMMC Superior Proposal.

(v)

Tax Deferred Roll-Over. The exchange of CMMC Shares for Hudbay Shares pursuant to the Arrangement will generally be a tax-deferred transaction for Canadian federal income tax purposes and within the meaning of the U.S. Tax Code, as applicable, subject to the assumptions, qualifications and discussion contained in the draft Circular.

(w)	Other Factors. The CMMC Board also considered the financial condition, results of operations and prospects of CMMC and the financial condition, results of operations and prospects of Hudbay.

49.

In making its determinations and recommendations with respect to the Arrangement, the CMMC Board also considered a number of potential risks and potential negative factors, which the CMMC Board concluded were outweighed by the positive substantive and procedural factors of the Arrangement described above, including those risks and negative factors described on page 74 of the draft Circular.

50.

Due to the wide variety of factors and information considered in connection with its evaluation of the Arrangement, the CMMC Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching its conclusions and recommendation. In addition, individual members of the CMMC Board may have given different weight to various factors or items of information.

H.	Support and Voting Agreements

51.

Hudbay has entered into CMMC Support and Voting Agreements with the directors and certain senior officers of CMMC (the “CMMC Supporting Shareholders”), pursuant to which the CMMC Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the CMMC Support and Voting Agreements, to vote their CMMC Shares in favour of the Arrangement Resolution. As at the Record Date (defined below), the CMMC Supporting Shareholders collectively beneficially owned or exercised control or direction over 7,886,800 CMMC Shares, representing approximately 3.68% of the issued and outstanding CMMC Shares.

I.	The CMMC Meeting and Arrangement Resolution

52.

If the Interim Order is granted, CMMC will convene a special meeting (the “CMMC Meeting”) in a virtual-only format via live webcast available online using the virtual shareholder meeting platform at www.virtualshareholdermeeting.com/CMMC2023, as described in the draft Circular, on June 13, 2023 at 9:00 a.m. (Vancouver time), to consider, among other things, the proposed Plan of Arrangement and the Arrangement Resolution. The form of the Arrangement Resolution is found at Appendix B to the Circular.

53.

At the CMMC Meeting, registered CMMC Shareholders and their duly appointed proxyholders will be able to participate, ask questions and vote in “real time” through the live webcast platform. Non-registered beneficial CMMC Shareholders, unless they have been duly appointed as proxyholders in accordance with the procedures set out in the Circular, will be able to listen to the live webcast of the CMMC Meeting, but will not be able to ask questions or vote during the CMMC Meeting. Guests, including holders of CMMC CDIs, can log into the CMMC Meeting and listen to the live webcast but will not be entitled to vote or ask questions.

54.

The CMMC Board has fixed the Record Date of the CMMC Meeting as the close of business (Vancouver time) on April 25, 2023 (the “Record Date”). Only CMMC Shareholders of record on April 25, 2023 are entitled to vote or to have their CMMC Shares voted at the CMMC Meeting. The Record Date will not change in respect of any adjournment of postponement of the CMMC Meeting.

55.

In connection with the CMMC Meeting, CMMC intends to send to each CMMC Shareholder the following material and documentation (collectively referred to as the “Meeting Materials”) substantially in the form attached as Exhibits “A”, “C”, “D” and “E” to the Ferguson Affidavit, subject only to certain amendments necessary or desirable to complete the final form of the document:

(a)	the Circular, which includes, among other things:

(i)	the text of the Arrangement Resolution;

(ii)	copies of the Interim Order, the Petition, and the Notice of Hearing of Petition;

(iii)	a copy of the Plan of Arrangement;

(iv)	a copy of the Origin Fairness Opinion;

(v)	a copy of the CIBC Fairness Opinion;

(vi)	a copy of the TD Securities Fairness Opinion; and

(vii)	the relevant provisions of the BCBCA relating to dissent rights.

(b)	the form of proxy;

(c)	voting instruction forms; and

(d)	the letter of transmittal.

56.

CMMC also proposes to provide the Circular (including the Notice of Hearing of Petition and the Interim Order) and any other communications or documents determined by CMMC to be necessary or desirable (collectively, the “Court Materials”) to each of the holders of CMMC Incentive Awards.

57.	Such notice to the CMMC Shareholders and the holders of the CMMC Incentive Awards will be provided at least twenty-one (21) clear days prior to the date of the CMMC Meeting.

J.	Quorum and Voting

58.

In accordance with the Company’s constating documents, the quorum for the CMMC Meeting is two CMMC Shareholders present in person (or deemed to be present in person) or represented by proxy, who, in the aggregate, hold at least 5% of the CMMC Shares entitled to be voted at the CMMC Meeting.

59.

For the Arrangement to proceed, the Arrangement Resolution must be approved by: (i) the affirmative vote of at least two-thirds (66 2⁄3%) of the votes cast by CMMC Shareholders present virtually or represented by proxy and entitled to vote thereat, voting as a single class, on the basis of one (1) vote per CMMC Share held; and (ii) a simple majority of the votes cast by CMMC Shareholders present virtually or represented by proxy at the CMMC Meeting, excluding the votes required to be excluded by Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as more fully described in the draft Circular.

60.

To the knowledge of CMMC, the only CMMC Shareholder required to be excluded from the “majority of the minority” vote contemplated in paragraph 58 above is Mr. Gilmour Clausen, Chief Executive Officer of the Company. As explained in more detail in the draft Circular at page 113, this is because Mr. Clausen exercises control or direction over more than 1% of CMMC’s outstanding equity securities and is a related party who is receiving a collateral benefit that is greater than 5% of the total consideration he will receive for the purposes of MI 61-101 in connection with the Arrangement.

K.	Dissent Rights

61.

As set out in greater detail in the draft Circular, CMMC proposes to provide each registered CMMC Shareholder with the right to dissent and, if the Arrangement becomes effective, to have his, her, their or its CMMC Shares transferred to Hudbay in exchange for a cash payment from Hudbay equal to the fair value of his, her, their or its CMMC Shares as of the close of business on the day before the Arrangement Resolution was approved (the “Dissent Rights”), provided that they have strictly complied with the dissent procedures set out under Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order.

62.

Pursuant to the Arrangement, notwithstanding section 245 of the BCBCA, Hudbay, not CMMC, will be the party paying the fair value, as of the day prior to approval of the Arrangement Resolution, for the CMMC Shares held by CMMC Shareholders who duly and properly exercise Dissent Rights.

63.

A Dissenting Shareholder must dissent with respect to all CMMC Shares in which the holder owns a beneficial interest. A Dissenting Shareholder must send CMMC a written notice to inform it of his, her, their or its intention to exercise Dissent Rights, which notice must be received by CMMC at Suite 1700 – 700 West Pender Street Vancouver, British Columbia, Canada, V6C 1G8, Attention: Matt Langford, with a copy to CMMC’s counsel, Davies Ward Phillips & Vineberg LLP, Attention: Melanie Shishler and Richard Fridman, 155 Wellington Street West, Toronto, Ontario, M5V 3J7, not later than 4:00 p.m. (Vancouver time) on June 9, 2023 (or 4:00 p.m. (Vancouver time) on the day that is two business days immediately preceding the date that any adjourned or postponed CMMC Meeting is reconvened or held, as the case may be).

64.

Any failure by a Registered CMMC Shareholder to strictly comply with the requirements set forth in Part 8, Division 2 of the BCBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court, may result in the loss of that holder’s Dissent Rights with respect to the Arrangement. Non-Registered CMMC Shareholders who wish to exercise such Dissent Rights must arrange for the registered CMMC Shareholder holding their CMMC Shares to deliver the Notice of Dissent.

65.

If, as of the Effective Date, the aggregate number of CMMC Shares in respect of which CMMC Shareholders have duly and validly exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights in connection with the Arrangement, exceeds 10% of the CMMC Shares then outstanding, Hudbay is entitled, in its discretion, not to complete the Arrangement.

L.	Approval of the Arrangement

66.	It is a further term of the Arrangement Agreement that, upon obtaining and receiving the approvals as set out in the Interim Order, CMMC shall apply for the Final Order.

67.

It is intended that this application for the Final Order will be made on June 15, 2023, or on any other date that may be specified by the Court, assuming that the CMMC Shareholders approve the Arrangement Resolution at the CMMC Meeting and that other conditions as described in the Circular are satisfied.

68.

CMMC and Hudbay intend to rely upon the exemption from registration requirements pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, with respect to Consideration Shares issuable to CMMC Shareholders and CMMC CDI holders in exchange for their CMMC Shares and CMMC CDIs, respectively, and the issuance of Hudbay Replacement Options to holders of CMMC Options in exchange for their CMMC Options, pursuant to the Arrangement upon completion of the Arrangement. Such exemption will only be available if there is a court’s affirmative determination that the Arrangement is both substantively and procedurally fair and reasonable.

Part 3: LEGAL BASIS

69.

Pursuant to subsection 288(1) of the BCBCA, a company is permitted to propose an arrangement with its shareholders, creditors or other persons and may, in that arrangement, make any proposal it considers appropriate.

70.

Here, the Arrangement is one contemplated by section 288 of the BCBCA. The Arrangement provides for the exchange of securities of CMMC held by security holders for securities, rights and interests of Hudbay.

71.

Subsection 288(2) of the BCBCA sets out two preconditions that must be met for an arrangement to take effect: (i) the adoption of the arrangement in accordance with section 289 of the BCBCA; and (ii) court approval of the arrangement under section 291 of the BCBCA.

72.

This Court has, including in Re Pacifica Papers Inc., 2001 BCSC 701 at paragraph 36, leave to appeal refused, 2001 BCCA 363 and in Re Plutonic Power Corporation, 2011 BCSC 804 at paragraph 16, recognized that section 291 of the BCBCA contemplates plan of arrangement approval under the BCBCA as a three-step process:

(a)	the first step involves an application for an interim order for directions for the calling of a meeting of shareholders to consider and vote on the arrangement;

(b)	the second step involves a meeting of shareholders where the arrangement must be voted on and approved by a special resolution; and

(c)	the third step involves an application for final court approval of the arrangement.

73.	CMMC intends to apply for an Interim Order for directions, and following the meeting to be held in compliance with the terms of the Interim Order, return to this Court for approval of the Arrangement.

74.

Justice Fitzpatrick of this Court provided guidance in First Bauxite Corporation (Re), 2019 BCSC 89 at paragraph 55, concerning the basic framework courts should apply with respect to the approval of the arrangement pursuant to section 291 of the BCBCA. Justice Fitzpatrick observed that BCE Inc. v. 1976 Debentureholders establishes a three-part test for the approval of an arrangement:

(a)	the statutory procedures must have been met;

(b)	the application must have been put forward in good faith; and

(c)	the arrangement must be fair and reasonable.

75.

CMMC anticipates that at the hearing for approval of the Final Order, it will satisfy this Court that the relevant statutory requirements have been met, as outlined in sections 288 and 289 of the BCBCA.

76.

The Arrangement has been put forward in good faith. The Arrangement is the result of extensive arm’s length negotiations conducted between CMMC and Hudbay, and their respective representatives and advisors over many months. After consulting with their advisors, as well as management and carefully considering the totality of the information presented to it and its knowledge of the business, financial condition and prospects of the Company, the CMMC Special Committee and the CMMC Board both unanimously determined that the Arrangement is in the best interests of the Company and is fair to the CMMC Shareholders.

77.

The Arrangement is also fair and reasonable. As explained by the Supreme Court of Canada in BCE Inc. v. 1976 Debentureholders, 2008 SCC 69 at paragraphs 138 and 155, a proposed arrangement is not required to be the “most fair” or “best” proposal possible; it simply needs to be fair and reasonable in all the circumstances. A two-prong framework is used to determine whether the arrangement is fair and reasonable:

(a)	the arrangement must have a valid business purpose; and

(b)	the objections of those whose legal rights are being arranged must be resolved in a fair and balanced way.

78.	The Arrangement serves a valid business purpose: to effect the combination of the businesses of Hudbay and CMMC.

79.

In BCE Inc. v. 1976 Debentureholders, 2008 SCC 69 at paragraphs 149-154, the Supreme Court recognized that although no single factor is conclusive, the outcome of a shareholder vote is an “important indicatory of whether a plan is fair and reasonable, which can be given “considerable weight”, particularly if the margin is large. Additional factors that may be relevant include: (i) the impact on rights of securityholders; (ii) the approval of the arrangement by the corporation’s directors; (iii) the presence of a fairness opinion; and (iv) the access of shareholders to dissent and appraisal remedies.

80.	These factors all support the conclusion in this case that the Arrangement is fair and reasonable and should be approved by this Court. In particular:

(c)	the rights of the CMMC Shareholders are not prejudiced;

(d)	holders of the CMMC Incentive Awards will receive notice of the Arrangement and are being treated fairly thereunder;

(e)

the Arrangement was the result of a rigorous and fair process and was recommended unanimously by the CMMC Special Committee and CMMC Board, with the benefit of legal and financial advice from Davies, CIBC and Origin, as well as the Origin Fairness Opinion and CIBC Fairness Opinion;

(f)

pursuant to the terms of the Interim Order, CMMC Shareholders will receive lengthy and detailed disclosure concerning the background to the Arrangement, as well as the costs, benefits and risks associated with the Arrangement;

(g)	Dissent Rights are available; and

(h)	CMMC Shareholders and holders of CMMC Incentive Awards will receive notice of and have the opportunity to attend and make submissions at the fairness hearing.

81.	Taken together, these factors demonstrate that the rights of interested parties have been fairly and reasonably balanced under the Arrangement.

82.	CMMC will rely on sections 237-247 and 288-299 of the BCBCA and Rules 2-1(2), 4-4, 4-5, 8-1, 16-1 and 22-4(2) of the British Columbia Supreme Court Civil Rules.

Part 4: MATERIAL TO BE RELIED ON

At the hearing of this Petition will be read the following:

1.	this Petition;

2.	the Notice of Application;

3.	the Interim Order and any other order(s) as may be granted by this Honourable Court;

4.	the Affidavit of Laura Ferguson sworn May 11, 2023, together with the exhibits thereto and other materials referred to therein;

5.	the Affidavit of Letitia Wong sworn May 11, 2023, together with the exhibits thereto and other materials referred to therein;

6. the supplementary Affidavit material, to be sworn, and the exhibits thereto and other materials referred to therein reporting as to the compliance with any Interim Order of this Court and as to the result of any meeting ordered by any Interim Order of this Court; and 7. such further and other material as counsel may advise and this Honourable Court may allow. The Petitioner estimates that the hearing of the petition will take 15 minutes. Date: May 11, 2023 Signature of Petitioner Lawyer for Petitioner for Tevia Jeffries_ _ THIS PETITION is prepared and delivered by Tevia Jeffries, of the firm Farris LLP, Barristers & Solicitors, whose place of business and address for service is 2500—700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3. Telephone: (604) 684-9151. Email: tjeffries@farris.com. Attention: Tevia Jeffries and Derek Ricci of the firm Davies Ward Phillips & Vineberg LLP, Barristers & Solicitors, whose place of business and address for service is 155 Wellington Street West, Toronto, ON M5V 3J7. Telephone: 416.367.7471 . Email: dricci@dwpv.com. Attention : Derek Ricci. To be completed by the Court only: Order made in the terms requested in paragraphs _ _ _ _ _ of Part 1 of this petition with the following variations and additional terms: Date: —————— Signature of Judge Master

Schedule “A” No. Vancouver Registry IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, C. 57, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING COPPER MOUNTAIN MINING CORPORATION AND HUDBAY MINERALS INC. COPPER MOUNTAIN MINING CORPORATION PETITIONER ORDER MADE AFTER APPLICATION ) ) BEFORE MADE THE 15TH DAY OF ) ) MAY, 2023 ) ON THE APPLICATION of the Petitioner, Copper Mountain Mining Corporation (“CMMC”) for an Interim Order pursuant to its Application filed on Thursday, May 11, 2023, without notice, and coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on Monday, May 15, 2023, and on hearing Tevia Jeffries, counsel for CMMC, and Laura Bevan and Tom Friedland, counsel for Hudbay Minerals Inc. (“Hudbay”), and on reading the material filed , including the Petition, the Notice of Application, Affidavit of Letitia Wong, sworn May 11, 2023 (the “Wong Affidavit”), and Affidavit of Laura Ferguson, affirmed May 11, 2023 (the “Ferguson Affidavit”), and upon being advised by counsel for CMMC that it is the intention of the parties to rely on section 3(a)(1 0) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and that the declaration of fairness of, and the approval of, the Arrangement by this Honourable Court will serve as the basis for an exemption from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof, for the issuance of securities in connection with the Arrangement:

THIS COURT ORDERS THAT: Definitions 1. All capitalized terms used in this Interim Order, unless otherwise defined herein, shall have the respective meaning given to them in the Joint Management Information Circular of Hudbay and CMMC (the “Circular”). A draft copy of the Circular that is in substantially final form is attached as Exhibit “A” to the Ferguson Affidavit. The Meeting 2. Pursuant to sections 186, 288, 290 and 291 of the Business Corporations Act (British Columbia) (the “BCBCA”), the Petitioner, CMMC, is permitted to convene, hold and conduct a special meeting (the “CMMC Meeting”) of the holders of common shares (the “CMMC Shareholders”) in the capital of CMMC (“CMMC Shares”) to be held in a virtual-only format ·via live webcast online at www.virtualshareholdermeeting.com/CMMC2023, as described in the Circular, on Tuesday, June 13, 2023 at 9:00a.m. (Vancouver time), or on such other date and time as may result from postponement or adjournment in accordance with this Interim Order and any further Order of this Court. 3. At the CMMC Meeting, the CMMC Shareholders will, inter alia, consider and, if deemed advisable, pass, with or without amendment, a special resolution (the “Arrangement Resolution”), in the form attached as Appendix “B” to the Circular, authorizing, approving and adopting in accordance with section 289(1)(a)(i) of the BCBCA a statutory plan of arrangement (the “Arrangement”) under Division 5 of Part 9 of the BCBCA involving CMMC and Hudbay, as described in the plan of arrangement (the “Plan of Arrangement”), a copy of which is attached as Appendix “E” to the Circular. 4. At the CMMC Meeting, CMMC will also seek to transact such further or other business as may properly come before the CMMC Meeting or any adjournment or postponement thereof. 5. For greater certainty, attendance at the virtual-only CMMC Meeting via the live webcast shall constitute attendance “in person”. 6. The CMMC Meeting shall be called, held and conducted in accordance with the Notice of Special Meeting of CMMC Shareholders (the “Notice of Meeting”) to be delivered in substantially the form attached to and forming part of the Circular, and in accordance with the applicable provisions of the BCBCA, CMMC’s articles, applicable securities legislation and the Circular, all subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the Chair of the CMMC Meeting, such rulings and directions not to be inconsistent with this Interim Order.

7. The record date for determination of the CMMC Shareholders entitled to notice of, to attend, and to vote at, the CMMC Meeting shall be the close of business on April 25, 2023 (the “Record Date”). The Record Date will not change in respect of any adjournment of postponement of the CMMC Meeting. Notice of Meeting 8. In order to effect notice of the CMMC Meeting, CMMC shall send, or cause to be sent, the Circular (including the Notice of Hearing of Petition and this Interim Order), the Notice of Meeting, the Plan of Arrangement, the Form of Proxy (as defined below), the voting instruction forms and the letter of transmittal, in substantially the same form referred to in the Ferguson Affidavit, with such amendments and inclusions thereto as counsel for CMMC may advise are necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Interim Order (the “Meeting Materials”), as follows: (a) to the registered CMMC Shareholders, at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the CMMC Meeting, excluding the date of sending and the date of the CMMC Meeting, by one or more of the following methods: (i) by pre-paid ordinary or first-class mail at the addresses of the registered CMMC Shareholders as they appear on the central securities register of CMMC as at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of CMMC; (ii) by delivery, in person or by recognized courier service, to the address specified in (i) above; or (iii) by facsimile or electronic transmission (including email) to any CMMC Shareholder who has approved electronic delivery (including email); (b) to non-registered CMMC Shareholders (including holders of CMMC CHESS Depositary Interests (as defined in the Settlement Operating Rules of the Australian Securities Exchange) (the “CMMC CDis”)) by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in accordance with the procedures prescribed by National Instrument 54- 101- Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators; and (c) to the respective directors and auditors of CMMC, by delivery in person, by recognized courier service, by pre-paid ordinary or first-class mail or, by facsimile or electronic transmission (including email), at least twenty-one (21) days prior to the date of the CMMC Meeting, excluding the date of sending and the date of the CMMC Meeting.

9. Concurrently with the sending of the Meeting Materials described in paragraph 8 of this Interim Order, CMMC shall send a copy of the Circular (including the Notice of Hearing of Petition and this Interim Order) and any other communications or documents determined by CMMC to be necessary or desirable (collectively, the “Court Materials”) to the holders of options, phantom options, deferred share units, performance share units, restricted share units and phantom restricted share units of CMMC (collectively, the “CMMC Incentive Awards”) by any method permitted for notice to CMMC Shareholders as set forth in paragraph 8(a) or 8(b), above. Distribution to such persons shall be to their addresses as they appear on the books and records of CMMC or its registrar and transfer agent at the close of business on the Record Date. 10. Good and sufficient notice of the CMMC Meeting for all purposes will be given by CMMC by the sending of the Meeting Materials in accordance with paragraphs 8 of this Interim Order. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 290(1)(a) of the BCBCA, and CMMC shall not be required to send to the CMMC Shareholders any other or additional statement pursuant to section 290(1)(a) of the BCBCA or otherwise. 11. Delivery of the Court Materials in accordance with paragraph 9 of this Interim Order will constitute good and sufficient service or delivery of such Court Materials upon all persons who are entitled to receive the Court Materials pursuant to this Interim Order and no other form of service need be made and no other material, including the Petition and supporting Affidavits, need be served on such persons in respect of these proceedings except upon written request to the solicitors for CMMC at their addresses for delivery set out in the Petition. 12. Accidental failure or omission by CMMC to give notice of the CMMC Meeting or to distribute the Meeting Materials or the Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of CMMC, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor a defect in the calling of the CMMC Meeting, nor shall it invalidate any resolution passed or proceedings taken at the CMMC Meeting. If any such failure or omission is brought to the attention of CMMC, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. Deemed Receipt of Meeting Materials 13. The Meeting Materials will be deemed, for the purposes of this Interim Order, to have been received by the CMMC Shareholders: (a) In the case of mailing or personal courier delivery, on that day (Saturdays, Sundays and holidays excepted) following the date of mailing or acceptance by the courier service, respectively; and

(b) In the case of delivery by electronic transmission (including email), on the day that it was transmitted. Amendments to the Arrangement and Plan of Arrangement 14. Subject to the terms and conditions of the Plan of Arrangement, after the date of this Interim Order and prior to the time of the CMMC Meeting, CMMC is authorized to make such amendments, revisions or supplements to the Plan of Arrangement, in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement, without any additional notice to the CMMC Shareholders, and the Plan of Arrangement as so amended, revised and supplemented shall be the Plan of Arrangement submitted to the CMMC Meeting, and the subject of the Arrangement Resolution. 15. If any amendments, revisions or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 14 above would, if disclosed, reasonably be expected to affect a CMMC Shareholders’ decision to vote for or against the Arrangement Resolution, notice of such amendment, revision or supplement shall be distributed, subject to further order of this Court, by news release, newspaper advertisement, or by notice sent to CMMC Shareholders by one of the methods specified in paragraph 8 of this Interim Order, as determined to be the most appropriate method of communication by CMMC. Updating Meeting Materials and Court Materials 16. Notice of any amendments, revisions, updates or supplements to any of the information provided in the Meeting Materials and Court Materials may be communicated, at any time prior to the CMMC Meeting, to the CMMC Shareholders by news release, newspaper advertisement, or by notice sent to CMMC Shareholders by one of the methods specified in paragraph 8 of this Interim Order, as determined to be the most appropriate method of communication by CMMC. Chair of the Meeting 17. The Chair of the CMMC Meeting shall be an officer or director of CMMC or such other person as may be appointed by the CMMC Shareholders for that purpose. 18. The Chair of the CMMC Meeting is at liberty to call on the assistance of legal counsel of CMMC at any time and from time to time, as the Chair of the CMMC Meeting may deem necessary or appropriate, during the CMMC Meeting. 19. The Chair of the CMMC Meeting shall be permitted to ask questions of, and demand the production of evidence, from the CMMC Shareholders or such other persons in attendance or represented at the CMMC Meeting, as he, she, they or it considers appropriate having regard to the orderly conduct of the CMMC Meeting, the authority of any person to vote at the CMMC Meeting, and the validity and propriety of the votes cast and the proxies submitted in respect of the Arrangement Resolution.

20. The Chair of the CMMC Meeting may, in the Chair’s sole discretion, waive the deadline specified in the Form of Proxy for the deposit of proxies, provided that if the Chair waives the deadline, the Chair must accept all proxies deposited after this deadline. 21. The Chair or another representative of CMMC present at the CMMC Meeting shall, in due course after the CMMC Meeting, file with the Court an affidavit verifying the actions taken and the decisions reached at the CMMC Meeting with respect to the Arrangement. Permitted Attendees 22. The only people entitled to attend the CMMC Meeting will be: (i) the CMMC Shareholders and their duly appointed proxyholders; (ii) the officers, directors and auditors of CMMC; (iii) CMMC’s legal and financial advisors; (iv) representatives of Hudbay; and (v) other such persons as may be approved by the Chair of the CMMC Meeting. Adjournments and Postponements 23. CMMC, if it deems advisable, is specifically authorized to adjourn or postpone the CMMC Meeting for any reason on one or more occasions, subject to the terms of the Plan of Arrangement, without the necessity of first convening the CMMC Meeting, or first obtaining any vote of the CMMC Shareholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by such method and in the time that is reasonable in the circumstances, as CMMC may determine appropriate. This provision shall not limit the authority of the Chair of the CMMC Meeting in respect of adjournments and postponements. Quorum 24. The quorum for the CMMC Meeting is as set out in CMMC’s constating documents, namely, two CMMC Shareholders present in person (or deemed to be present in person) or represented by proxy, who, in the aggregate, hold at least 5% of the CMMC Shares entitled to be voted at the CMMC Meeting. Voting 25. The vote required to pass the Arrangement Resolution shall be: (a) the affirmative vote of at least two-thirds (66%%) of the votes cast by CMMC Shareholders present virtually or represented by proxy and entitled to vote at the CMMC Meeting, voting as a single class, on the basis of one (1) vote per CMMC Share held; and

(b) a simple majority of the votes cast by CMMC Shareholders present virtually or represented by proxy at the CMMC Meeting, excluding the votes required to be excluded by Multilateral Instrument 61-101 -Protection of Minority Security Holders in Special Transactions, as more fully described in the Circular. 26. The only persons entitled to vote on the Arrangement Resolution, or such other business as may be properly brought before the CMMC Meeting, shall be the registered CMMC Shareholders who held CMMC Shares as of the Record Date and their valid proxyholders as described in the Circular and as determined by the Chair of the CMMC Meeting in consultation with the Scrutineer (as defined below) and legal counsel to CMMC. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions on one or more resolutions (including the Arrangement Resolution) shall be voted in favour of such resolution (including the Arrangement Resolution). Scrutineer 27. Representatives of CMMC’s registrar and transfer agent (or any agent thereof), Computershare Trust Company of Canada, are authorized to act as scrutineers for the CMMC Meeting (the “Scrutineer”). Solicitation of Proxies 28. CMMC is authorized to permit the CMMC Shareholders to vote by proxy using the form of proxy (the “Form of Proxy”), substantially in the form of the draft attached as Exhibit “C” to the Ferguson Affidavit, with such amendments, revisions or supplemental information as CMMC may determine are necessary or desirable. CMMC is authorized at its expense to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives, including proxy advisory firms, as they may retain for the purpose, by mail or such other forms of personal or electronic communication as it may determine. 29. The Chair of the CMMC Meeting may waive generally, in its discretion, the time limits set for the deposit or revocation of proxies, if CMMC considers it advisable to do so. Dissent Rights 30. Each registered CMMC Shareholder will, as set out in the Plan of Arrangement, be permitted to exercise rights of dissent in respect of the Arrangement (the “Dissent Rights”) under Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement and the terms of this Interim Order. 31. Registered CMMC Shareholders will be the only CMMC Shareholders entitled to exercise Dissent Rights. A beneficial holder of CMMC shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered CMMC Shareholder to dissent on behalf of the beneficial holder of CMMC Shares or, alternatively, make arrangements to become a registered CMMC Shareholder. 32. In order for a registered CMMC Shareholder to exercise Dissent Rights: (a) a dissenting CMMC shareholder must deliver a written notice of dissent which must be received by CMMC’s General Counsel and Corporate Secretary at Suite 1700-700 West Pender Street, Vancouver, British Columbia, V6C 1G8, Attention: Matthew Langford, with a copy to CMMC’s counsel, Davies Ward Phillips & Vineberg LLP, Attention: Melanie Shishler and Richard Fridman, 155 Wellington Street West, Toronto, Ontario, M5V 3J7, not later than 4:00 p.m. (Vancouver time) on Friday, June 9, 2023, or two (2) business days immediately preceding the date of the CMMC Meeting, or any adjournment or postponement thereof; (b) a dissenting CMMC Shareholder must not have voted their CMMC Shares at the CMMC Meeting, either by proxy or in person, in favour of the Arrangement Resolution; (c) a vote against the Arrangement Resolution or not voting on the Arrangement Resolution does not constitute a written notice of dissent under section 242 of the BCBCA. (d) a dissenting CMMC Shareholder must dissent with respect to all of the CMMC Shares held by such person; and (e) the exercise of Dissent Rights must otherwise comply with the requirements of section 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order and the Final Order (as defined below). 33. Subject to further order of this Court, the rights available to the CMMC Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the CMMC Shareholders with respect to the Arrangement. 34. Notice to the CMMC Shareholders of their Dissent Rights with respect to the Arrangement Resolution and to receive, subject to the provisions of the BCBCA and the Plan of Arrangement, the fair value of their shares of CMMC, will be given by including information with respect to the Dissent Rights in the Circular to be sent to CMMC Shareholders in accordance with the terms of this Interim Order. 35. Registered CMMC Shareholders who duly exercise Dissent Rights and who: (a) are ultimately entitled to be paid the fair value of their Dissent Shares by Hudbay: (i) will be entitled to be paid the fair value of such Dissent Shares by Hudbay, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be the fair value of such Dissent Shares determined as of the close of business on the day immediately before the approval of the Arrangement Resolution; (ii) shall be deemed not to have participated in the transactions in Article 2 (other than section 2.3(f), if applicable) of the Plan of Arrangement; (iii) shall be deemed to have transferred and assigned such Dissent Shares, free and clear of any Liens to Hudbay in accordance with section 2.3(f) of the Plan of Arrangement; and (iv) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such CMMC Shares; and (b) are ultimately not entitled, for any reason, to be paid fair value for their CMMC Shares, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting registered holder of CMMC Shares, and shall be entitled to receive only the Consideration pursuant to section 2.3(g) of the Plan of Arrangement that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights. 36. In no case shall Hudbay, CMMC or any other Person be required to recognize holders of CMMC Shares who exercise Dissent Rights as holders of CMMC Shares after the time that is immediately prior to the Effective Time, and the names of the Dissenting Shareholders shall be deleted from the central securities register as holders of CMMC Shares at the time at which the step in section 2.3(g) of the Plan of Arrangement occurs. 37. For greater certainty, no holder of CMMC Incentive Awards shall be entitled to Dissent Rights in respect of such holder’s CMMC Incentive Awards. Application for Final Order 38. Upon approval, with or without variation, by the CMMC Shareholders of the Arrangement Resolution, in the manner set forth in this Interim Order, CMMC may set the Petition down for hearing and apply to this Court for, inter alia, a final order: (i) approving the Arrangement contemplated by the Plan of Arrangement pursuant to section 291 (4)(a) and section 295 of the BCBCA; and (ii) determining that the Arrangement is procedurally and substantively fair and reasonable pursuant to section 291 (4)(c) of the BCBCA (collectively, the “Final Order”), at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on Thursday, June 15, 2023 at 9:45a.m., or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct. 39. The form of Notice of Hearing of Petition attached as Appendix “D” to the Circular is hereby approved as the form of Notice of Proceedings for such approval. 40. Any CMMC Shareholder, or other interested party, has the right to appear (either in person or by counsel) and make submissions at the application for the Final Order provided that such person shall file with this Court and deliver a copy of the filed Response to Petition together with a copy of all affidavits or other materials upon which they intend to rely, in the form prescribed by the British Columbia Supreme Court Civil Rules, to the solicitors for CMMC at their addresses for delivery as set out in the Petition, on or before 4:00 p.m. (Vancouver time) on Monday, June 12, 2023, or as the Court may otherwise direct. 41. Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraphs 8 and 9 of this Interim Order will constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings. In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed, is dispensed with. 42. If the application for the Final Order is adjourned, only those persons who have filed and delivered a Response to Petition in accordance with this Interim Order need to be served and provided with notice of the adjourned date. Precedence 43. To the extent of any inconsistency or discrepancy between this Interim Order and the articles of CMMC, the Circular, the BCBCA or applicable securities laws, this Interim Order shall govern. Variance and Direction 44. CMMC shall, and hereby does, have liberty to apply at any time to vary this Interim Order or apply for such further order or orders or to seek such directions as may be appropriate.

Extra-Territorial Assistance 45. This Court seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order. THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY Signature of Lawyer.for Petitioner Tevia Jeffries Signature of Lawyer for Hudbay Minerals Inc. Laura Bevan By the Court Registrar

No. Vancouver Registry IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, c. 57, AS AMENDED AND IN THE MATTER OFA PROPOSED ARRANGEMENT INVOLVING COPPER MOUNTAIN MINING CORPORATION AND HUDBAY MINERALS INC. COPPER MOUNTAIN MINING CORPORATION PETITIONER ORDER MADE AFTER APPLICATION TRJ/LF 29633-0104 FARRIS LLP PO Box 10026, Pacific Centre South 25th Floor, 700 W Georgia Street Vancouver BC V7Y 183 Tevia R.M. Jeffries Tel: 604.661.2174 tjeffries@farris. com Agent: D&D

APPENDIX E
PLAN OF ARRANGEMENT

(see attached)

E-1

APPENDIX E PLAN OF ARRANGEMENT (see attached)

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires:

“Adjustment Factor” has the meaning given to it in the Company PSU Plan;

“Amalco” means the corporation to be formed pursuant to the Arrangement by the amalgamation of Hudbay Sub 1 and Hudbay Sub 2;

“Applicable Withholdings” means, in respect of a Company Incentive Award or a Hudbay Replacement Option, all income taxes and other statutory amounts required to be deducted and withheld on the exercise, cancellation or redemption thereof;

“Arrangement” means the arrangement of the Company under the provisions of Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order (with the prior written consent of both the Company and Hudbay, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement dated April 13, 2023 between Hudbay and the Company to which this Plan of Arrangement is attached as Schedule A, including all schedules annexed thereto, together with the Company Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Plan of Arrangement, which is to be considered and, if thought fit, passed at the Company Meeting, substantially in the form and content of Schedule B to the Arrangement Agreement;

“ASX” means the Australian Securities Exchange;

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, agreement, licence, classification, restriction, registration, consent, order, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction or decision having the force of Law, of, from or required by any Governmental Entity having jurisdiction over such Person;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

“Company” means Copper Mountain Mining Corporation, a corporation existing under the laws of the Province of British Columbia;

“Company CDIs” means CHESS Depositary Interest each representing a beneficial interest in a Company Share;

“Company DSU Plan” means the deferred share unit plan of the Company, effective January 1, 2019, as amended and restated;

“Company DSU Value” means, in respect of each Company DSU, the Company Share Value;

“Company DSUs” means the outstanding deferred share units granted under the Company DSU Plan;

“Company Incentive Awards” means, collectively, the Company DSUs, Company RSUs, Company Phantom RSUs, Company Options, Company Phantom Options and Company PSUs;

“Company LTIP” means the long-term incentive plan of the Company effective June 9, 2022;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Joint Circular and agreed to in writing by Hudbay;

“Company Optionholder” means a holder of Company Options;

“Company Option Plan” means the stock option plan of the Company effective June 13, 2011, as amended;

“Company Options” means the outstanding options to purchase Company Shares granted under the Company Option Plan;

“Company Phantom Options” means the outstanding phantom options to purchase Company Shares granted under individual award agreements from time to time by the Company or its Subsidiaries, as applicable;

“Company Phantom Option Value” means, in respect of a Company Phantom Option, the amount, if any, by which (a) the Company Share Value multiplied by the number of Company Shares notionally underlying such Company Phantom Option exceeds (b) the aggregate notional strike price of such Company Phantom Option;

“Company Phantom RSU Plan” means the phantom restricted share unit plan of Copper Mountain Mine (BC) Ltd., effective 2022;

“Company Phantom RSU Value” means, in respect of each Company Phantom RSU, the Company Share Value;

“Company Phantom RSUs” means the outstanding phantom restricted share units granted under the Company Phantom RSU Plan;

“Company PSU Plan” means the performance share unit plan of the Company, effective April 25, 2019, as amended;

“Company PSUs” means the outstanding performance share units granted under the Company PSU Plan and the Company LTIP;

“Company RSU Plan” means the restricted share unit plan of the Company, effective March 8, 2019;

“Company RSU Value” means, in respect of each Company RSU, the Company Share Value;

“Company RSUs” means the outstanding restricted share units granted under the Company RSU Plan, the Company Phantom RSU Plan and the Company LTIP;

“Company Shareholders” means the registered and/or beneficial holders of Company Shares, as the context requires;

“Company Share Value” means the volume-weighted average closing price of one Company Share on the TSX for the five trading days ending on the date that is three business days prior to the Effective Date;

“Company Shares” means the common shares in the capital of the Company and, where applicable, any corresponding Company CDIs posted for trading on the ASX under the symbol “C6C”;

“Consideration” means the consideration to be received by the Company Shareholders pursuant to this Plan of Arrangement for their Company Shares, consisting of 0.381 Consideration Shares for each Company Share (subject to adjustment pursuant to Section 2.13 of the Arrangement Agreement);

“Consideration Shares” means the Hudbay Shares to be issued to Company Shareholders pursuant to this Plan of Arrangement;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Investor Services Inc., or such other Person as the Parties may appoint (acting reasonably) to act as depositary in respect of the Arrangement;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1(a);

“Dissent Shares” means Company Shares held by a Dissenting Shareholder in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered Company Shareholder who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdrawn such dissent and who is ultimately determined to be entitled to be paid the fair value of its Company Shares, but only in respect of the Dissent Shares;

“DRS Advice” has the meaning specified in Section 3.1;

“Effective Date” means the date upon which the Arrangement becomes effective in accordance with Section 2.11(a) of the Arrangement Agreement;

“Effective Time” means 12:01 a.m. on the Effective Date or such other time as the Parties agree to in writing before the Effective Date;

“Exchange Ratio” means 0.381 of a Hudbay Share for each Company Share, subject to adjustment pursuant to Section 2.13 of the Arrangement Agreement;

“Final Order” means the final order of the Court contemplated by Section 2.7 of the Arrangement Agreement, in a form and substance acceptable to the Company and Hudbay, each acting reasonably, approving the Arrangement, as such order may be amended, supplemented, modified or varied by the Court (with the consent of both the Company and Hudbay, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and Hudbay, each acting reasonably) on appeal;

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the TSX, the NYSE and the ASX; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hudbay” means Hudbay Minerals Inc., a corporation existing under the laws of Canada;

“Hudbay Replacement Options” means the options to acquire Hudbay Shares to be issued in exchange for Company Options pursuant to this Plan of Arrangement;

“Hudbay Replacement Option Value” means, in respect of a Hudbay Replacement Option, the amount, if any, by which (a) the Hudbay Share Value multiplied by the number of Hudbay Shares for which such Hudbay Replacement Option may be exercised exceeds (b) the aggregate exercise price of such Hudbay Replacement Option;

“Hudbay Share Value” means the Company Share Value divided by the Exchange Ratio;

“Hudbay Shares” means the common shares in the capital of Hudbay;

“Hudbay Sub 1” means a company to be formed by Hudbay under the laws of British Columbia, which shall have an authorized share structure comprising an unlimited number of common shares without par value, and the special rights or restrictions, if any, set forth in its notice of articles, one of which shall initially be issued to and owned by Hudbay;

“Hudbay Sub 2” means a company to be formed by Hudbay under the laws of British Columbia, which shall have an authorized share structure comprising an unlimited number of common shares without par value, and the special rights or restrictions, if any, set forth in its notice of articles, one of which shall initially be issue to and owned by Hudbay;

“In-The-Money Value” means, in respect of a stock option at a particular time, the amount, if any, by which (a) the aggregate fair market value at that time of the stock subject to such option exceeds (b) the exercise price of such option;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares issued pursuant to the Arrangement as contemplated by Section 2.3 of the Arrangement Agreement and Hudbay Replacement Options granted pursuant to Section 2.3(i), in a form and substance acceptable to the Company and Hudbay, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended, supplemented, modified or varied by the Court with the consent of the Company and Hudbay, each acting reasonably;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, that are binding upon or applicable to such Person or its business, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Securities Laws and applicable common law, and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the Letter of Transmittal to be delivered by the Company to Company Shareholders for use in connection with the Arrangement;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims or other third party interests or encumbrances of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators;

“Notice of Dissent” means a written notice provided by a Company Shareholder that is a registered holder of Company Shares to the Company setting forth such Company Shareholder’s objection to the Arrangement Resolution and exercise of Dissent Rights;

“NYSE” means the New York Stock Exchange;

“Performance Multiplier” has the meaning given to it in the Company LTIP;

“Parties” means, together, Hudbay and the Company, and “Party” means either of them as the context requires;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with this plan of arrangement or upon the direction of the Court in the Final Order with the consent of the Company and Hudbay, each acting reasonably, and references to “Article” or “Section” mean the specified Article or Section of this Plan of Arrangement;

“Subsidiary” has the meaning ascribed thereto in section 1.1 of NI 45-106; and, for certainty, Copper Mountain Mine (BC) Ltd. is a Subsidiary of the Company;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“TSX” means the Toronto Stock Exchange; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Plan of Arrangement.

1.3	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Calculation of Time

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a business day, such time period shall be extended to the next business day following the day on which it would otherwise end.

1.5	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.7	No Strict Construction

The language used in this Plan of Arrangement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

1.8	Statutory References

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

1.9	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.10	Time

Time is of the essence in the performance of the Parties’ respective obligations hereunder.

1.11	Time References

In this Plan of Arrangement, unless otherwise specified, any references to time are to local time, Vancouver, British Columbia.

1.12	Other Definitions

Capitalized terms that are used herein but not defined shall have the meanings ascribed thereto in the Arrangement Agreement.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2	Effectiveness

This Plan of Arrangement will become effective at the Effective Time (except as otherwise provided herein) and will be binding from and after the Effective Time on Hudbay, the Company, Hudbay Sub 1, Hudbay Sub 2, the Depositary, the Company Shareholders, including the Dissenting Shareholders, and the holders of Company Incentive Awards, in each case, without any further authorization, act or formality on the part of any Person, except as expressly provided herein.

2.3	The Arrangement

The following steps shall occur and shall be deemed to occur, commencing at the Effective Time, sequentially in the following order, with each such step after the first occurring five minutes after the preceding step (except where otherwise indicated), and without any further authorization, act or formality on the part of any Person:

(a)

Notwithstanding any vesting or exercise or other provisions to which a Company Phantom Option might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Company Phantom Option Plan), each Company Phantom Option shall be deemed to be fully vested on the Effective Date and shall, without any further action by or on behalf of a holder, be transferred and assigned by the holder thereof, free and clear of any Liens, to the Company, and the holder thereof shall be entitled to receive in exchange therefor a cash payment from the Company equal to (A) the aggregate Company Phantom Option Value of the holder’s Company Phantom Options, less (B) the Applicable Withholdings (which Applicable Withholdings shall be remitted to the applicable Governmental Entity on behalf of the holder), whereupon the name of such Company Phantom Option holder shall be removed from the register of Company Phantom Options maintained by Copper Mine (BC) Ltd., and each Company Phantom Option shall immediately be cancelled and all agreements relating to the Company Phantom Options shall be terminated and shall be of no further force and effect.

(b)

Notwithstanding any vesting or exercise or other provisions to which a Company Phantom RSU might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Company Phantom RSU Plan), each Company Phantom RSU shall be deemed to be fully vested on the Effective Date and shall, without any further action by or on behalf of a holder, be transferred and assigned by the holder thereof, free and clear of any Liens, to the Company, and the holder thereof shall be entitled to receive in exchange therefor a cash payment from the Company, or a Subsidiary thereof, equal to (A) the aggregate Company Phantom RSU Value of the holder’s Company Phantom RSUs, less (B) the Applicable Withholdings (which Applicable Withholdings shall be remitted to the applicable Governmental Entity on behalf of the holder), whereupon the name of such Company Phantom RSU holder shall be removed from the register of Company Phantom RSUs maintained by Copper Mine (BC) Ltd., and the Company Phantom RSU Plan, and each Company Phantom RSU shall immediately be cancelled and all agreements relating to the Company Phantom RSUs shall be terminated and shall be of no further force and effect.

(c)

Notwithstanding any vesting or exercise or other provisions to which a Company RSU might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Company RSU Plan or the Company LTIP, as applicable), each Company RSU shall be deemed to be fully vested on the Effective Date and shall, without any further action by or on behalf of a holder, be transferred and assigned by the holder thereof, free and clear of any Liens, to the Company, and the holder thereof shall be entitled to receive in exchange therefor and the Company shall issue in settlement of the holder’s Company RSUs that number of Company Shares to which the holder would otherwise be entitled to receive under the Company RSU Plan in respect of each Company RSU, whereupon the name of such Company RSU holder shall be removed from the register of Company RSUs maintained by the Company, and the Company RSU Plan, and each Company RSU shall immediately be cancelled and all agreements relating to the Company RSUs shall be terminated and shall be of no further force and effect, and the holder shall be and shall be deemed to be the holder of that number of Company Shares issued herein.

(d)

Notwithstanding any vesting or exercise or other provisions to which a Company DSU might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Company DSU Plan), each Company DSU shall, without any further action by or on behalf of a holder, be deemed to be fully vested on the Effective Date and shall be transferred and assigned by the holder thereof, free and clear of any Liens, to the Company, and the holder thereof shall be entitled to receive in exchange therefor a cash payment from the Company equal to (A) the aggregate Company DSU Value of the holder’s Company DSUs, less (B) the Applicable Withholdings (which Applicable Withholdings shall be remitted to the applicable Governmental Entity on behalf of the holder), whereupon the name of such Company DSU holder shall be removed from the register of Company DSUs maintained by the Company, and the Company DSU Plan and each Company DSU shall immediately be cancelled and all agreements relating to the Company DSUs shall be terminated and shall be of no further force and effect.

(e)

Notwithstanding any vesting or exercise or other provisions to which a Company PSU might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Company PSU Plan or the Company LTIP, as applicable), each Company PSU shall, without any further action by or on behalf of a holder, be deemed to be fully vested on the Effective Date and shall be transferred and assigned by the holder thereof, free and clear of any Liens, to the Company, the Adjustment Factor or the Performance Multiplier, as applicable, shall be deemed to be 100%, and the holder thereof shall be entitled to receive in exchange therefor and the Company shall issue in settlement of the holder’s Company PSUs that number of Company Shares to which the holder would otherwise be entitled to receive under the Company PSU Plan in respect of each Company PSU, whereupon the name of such Company PSU holder shall be removed from the register of Company PSUs maintained by the Company, and the Company PSU Plan and the Company LTIP and each Company PSU shall immediately be cancelled and all agreements relating to the Company PSUs shall be terminated and shall be of no further force and effect, and the holder shall be and shall be deemed to be the holder of that number of Company Shares issued herein.

(f)

Each Dissent Share shall be transferred and assigned by the holder thereof without any further act or formality on its part, free and clear of all Liens, to Hudbay in accordance with, and for the consideration contemplated in, Section 4.1, and:

(i)

such Dissenting Shareholder shall cease to be the registered holder of each such Dissent Share and the name of such registered holder shall be, and shall be deemed to be, removed from the register of the Company Shareholders in respect of each such Dissent Share, and at such time each Dissenting Shareholder will have only the rights set out in Section 4.1;

(ii)

such Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Dissent Share; and

(iii)	Hudbay shall be the holder of all of the outstanding Dissent Shares, free and clear of all Liens, and the central securities register of the Company shall be revised accordingly.

(g)

Each Company Shareholder, other than Hudbay and a Dissenting Shareholder but including those holders that were issued Company Shares under Sections 2.3(c) and 2.3(e), shall transfer and assign their Company Shares, free and clear of any Liens, to Hudbay in exchange for the Consideration for each such Company Share so transferred, and in respect of the Company Shares so transferred:

(i)

the registered holder thereof shall cease to be, and shall be deemed to cease to be, the registered holder of each such Company Share and the name of such registered holder shall be removed from the register of Company Shareholders; and

(ii)

the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Company Share, and Hudbay shall be the holder of all of the outstanding Company Shares, free and clear of all Liens, and the central securities register of the Company shall be revised accordingly.

(h)

Notwithstanding any vesting or exercise or other provisions to which a Company Option might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Company Option Plan), each Company Option outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of a holder, be exchanged for a Hudbay Replacement Option exercisable to purchase from Hudbay the number of Hudbay Shares equal to the product of (A) the number of Company Shares subject to the Company Stock Option immediately before the Effective Time multiplied by (B) the Exchange Ratio (provided that if the foregoing would result in the issuance of a fraction of a Hudbay Share on any particular exercise of Hudbay Replacement Options, then the number of Hudbay Shares otherwise issued shall be rounded down to the nearest whole number of Hudbay Shares). The exercise price per Hudbay Share subject to any such Hudbay Replacement Option shall be an amount equal to the quotient of (X) the exercise price per Company Share underlying the exchanged Company Option immediately prior to the Effective Time divided by (Y) the Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of Hudbay Replacement Options shall be rounded up to the nearest whole cent). It is intended that (i) the provisions of subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of options and (ii) such exchange of options be treated as other than the grant of a new stock right or a change in the form of payment pursuant to section 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Hudbay Replacement Option will be adjusted such that the In-The-Money Value of the Hudbay Replacement Option immediately after the exchange does not exceed the In-The-Money Value of the Company Option for which it was exchanged immediately before the exchange. All terms and conditions of a Hudbay Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Company Option for which it was exchanged, and shall be governed by the terms of the applicable Company Option Plan and any document evidencing a Company Option shall thereafter evidence and be deemed to evidence such Hudbay Replacement Option.

(i)

Notwithstanding any vesting or exercise or other provisions to which a Hudbay Replacement Option might otherwise be subject, each Hudbay Replacement Option shall be deemed to be fully vested on the Effective Date and, without any further action by or on behalf of a holder of a Hudbay Replacement Option, the holder’s Hudbay Replacement Options shall either: (A) if prior to the time of the step contemplated in this Section 2.3(i) Hudbay has received notice of the exercise of the holder’s Hudbay Replacement Options and the holder has paid the required exercise price to Hudbay, be exercised and the holder shall be entitled to receive the Hudbay Shares issuable pursuant to the exercise of such Hudbay Replacement Options; or (B) in any other case, be transferred and assigned by the holder, free and clear of any Liens, to Hudbay and the holder shall be entitled to receive in exchange therefor a cash payment from Hudbay equal to (X) the aggregate Hudbay Replacement Option Value of the holder’s Hudbay Replacement Options, less (Y) the Applicable Withholdings (which Applicable Withholdings shall be remitted to the applicable Governmental Entity on behalf of the holder); and the name of the holder shall be removed from the register of options maintained by Hudbay, and each Hudbay Replacement Option shall immediately be cancelled and all agreements relating to the Hudbay Replacement Options shall be terminated and shall be of no further force and effect.

(j)	All of the Company Shares held by Hudbay shall be transferred and assigned by Hudbay to Hudbay Sub 2 in exchange for 100,000 common shares of Hudbay Sub 2.

(k)

At 12:01 a.m. on the day following the Effective Date, or such other time as the Company and Hudbay may agree in writing and prior to the Effective Time, the notice of articles of the Company shall be altered to the extent necessary for the Company to become an unlimited liability company as contemplated pursuant to Section 51.31(1) of the BCBCA, such that (i) the statement required under Section 51.11 of the BCBCA shall be included in the notice of articles of the Company; and (ii) the name of the Company shall be changed to “Copper Mountain ULC” and the Company shall thereupon be an unlimited liability company under the BCBCA and, as soon as practicable thereafter, Hudbay Sub 2, as sole shareholder of the Company, shall return all share certificates representing Company Shares for inclusion on the face of each such certificate the statement required pursuant to Section 51.2 of the BCBCA.

(l)	Five minutes following the preceding step, Hudbay Sub 1 and the Hudbay Sub 2 shall be amalgamated and continue as Amalco and:

(i)	the property, rights and interests of each of Hudbay Sub 1 and Hudbay Sub 2 will continue to be the property, rights and interests of Amalco;

(ii)	Amalco will continue to be liable for the obligations of each of Hudbay Sub 1 and Hudbay Sub 2;

(iii)	existing causes of action, claims or liabilities to prosecution are unaffected;

(iv)	legal proceedings being prosecuted or pending by or against Hudbay Sub 1 or Hudbay Sub 2 may be prosecuted, or their prosecution may be continued, as the case may be, by or against Amalco;

(v)	convictions against, or rulings, orders or judgments in favour of or against, Hudbay Sub 1 or Hudbay Sub 2 may be enforced by or against Amalco;

(vi)	each issued and outstanding common share of Hudbay Sub 2 immediately prior to the amalgamation will be cancelled on the amalgamation without any repayment of capital in respect thereof;

(vii)

Amalco’s authorized share structure will be the same as that of Hudbay Sub 1 immediately prior to the amalgamation, being an unlimited number of common shares without par value having the same special rights and restrictions, if any, as those attached to Hudbay Sub 1’s common shares immediately prior to the amalgamation (the “Amalco Common Shares”);

(viii)	any issued and outstanding common shares in the capital of Hudbay Sub 1 immediately prior to the amalgamation will survive and continue as Amalco Common Shares without amendment;

(ix)	no securities will be issued and no assets will be distributed by Amalco in connection with the amalgamation;

(x)	the name of Amalco will be Hudbay British Columbia Inc.;

(xi)	the registered and records office of Amalco will be Suite 1600 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2;

(xii)

in accordance with subsection 282(1)(b)(iii) of the BCBCA, the notice of articles of Amalco will be the same as the notice of articles of Hudbay Sub 1 immediately prior to the amalgamation of Hudbay Sub 1 and Hudbay Sub 2;

(xiii)

in accordance with subsection 282(1)(c)(iv) of the BCBCA, the articles of Amalco will be the same as the articles of Hudbay Sub 1 immediately prior to the amalgamation of Hudbay Sub 1 and the Hudbay Sub 2;

(xiv)

the board of directors of Amalco shall consist of three directors, until changed in accordance with the BCBCA and the articles of Amalco. The first directors of Amalco shall be Peter Kukielski, Patrick Donnelly and Eugene Lei; and

(xv)

the first officers of Amalco shall be Peter Kukielski (President and Chief Executive Officer), Patrick Donnelly (Senior Vice President, Legal and Organizational Effectiveness), Eugene Lei (Chief Financial Officer) and Mark Haber (Executive Director, Legal and Corporate Secretary).

ARTICLE 3

DELIVERY OF CONSIDERATION

3.1	Deposit of Consideration

(a)

Following receipt of the Final Order and no later than the business day prior to the Effective Date, Hudbay shall deposit in escrow, or cause to be deposited in escrow, with the Depositary sufficient Hudbay Shares and cash to satisfy the (i) Consideration payable to the Company Shareholders in accordance with Section 2.3, (ii) Hudbay Shares issuable in connection with any Hudbay Replacement Options in respect of which an election has been made in accordance with Section 2.3(i)(A), and (iii) cash payable in connection with any Hudbay Replacement Options in accordance with Section 2.3(i)(B), which shall be held by the Depositary in escrow as agent and nominee for such former Company Shareholders and former Company Optionholders for distribution to such former Company Shareholders and former Company Optionholders in accordance with the provisions of this Article 3.

(b)

Upon surrender to the Depositary for cancellation of a certificate or a direct registration statement (DRS) advice (a “DRS Advice”) which immediately prior to the Effective Time represented one or more Company Shares that were transferred under the Arrangement, together with a duly completed and executed Letter of Transmittal and such other documents and instruments as the Depositary or Hudbay may reasonably require, the holder of the Company Shares represented by such surrendered certificate or DRS Advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder (in each case less any amounts withheld pursuant to Section 3.7), the Consideration that such holder has the right to receive, and the certificate or DRS Advice so surrendered shall forthwith be cancelled.

(c)

In the event of a transfer of ownership of Company Shares which was not registered in the transfer records of Company, the Consideration that such holder has the right to receive, subject to Section 2.3, shall be delivered to the transferee if the certificate or DRS Advice which immediately prior to the Effective Time represented Company Shares that were exchanged for the Consideration under the Arrangement is presented to the Depositary, accompanied by all documents reasonably required to evidence and effect such transfer.

(d)

After the Effective Time and until surrendered for cancellation as contemplated by Section 3.1(b), each certificate or DRS Advice that immediately prior to the Effective Time represented one or more Company Shares, other than Company Shares held by Hudbay and the Dissent Shares, shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate or DRS Advice is entitled to receive in accordance with Section 2.3, less any amounts withheld pursuant to Section 3.7.

(e)

Upon receipt from Hudbay of a direction specifying the Company Optionholders entitled to receive Hudbay Shares or cash in connection with their Hudbay Replacement Options in accordance with Section 2.3(i), the Depositary shall deliver to such Company Optionholders the Hudbay Shares or cash indicated in the direction; provided that, if an election is made by a Company Optionholder pursuant to Section 2.3(i)(A) following the date on which the treasury notice is delivered to the Depositary in accordance with this Section 3.1, Hudbay shall take such steps as are necessary to give effect to such election.

3.2	Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to Consideration Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Company Shares that were exchanged for Consideration Shares pursuant to Section 2.3(g) until the holder of such certificate shall surrender such certificate in accordance with Section 3.1. Subject to applicable law, at the time of such surrender of any such certificate (or, in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the holder of the certificates representing Company Shares that were exchanged for Consideration Shares pursuant to Section 2.3(g), without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Consideration Shares to which such holder is entitled pursuant hereto, and (ii) to the extent not paid under clause (i), on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and the payment date subsequent to surrender payable with respect to such Consideration Shares.

3.3	Deemed Fully Paid and Non-Assessable Shares

All Consideration Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.

3.4	No Fractional Shares

No fractional Consideration Shares shall be issued upon the exchange of Company Shares pursuant to Sections 2.3(g) and 3.1. The number of Hudbay Shares to be issued to a Company Shareholder pursuant to Sections 2.3(g) and 3.1 shall be rounded up to the nearest whole Hudbay Share in the event that a Company Shareholder is entitled to a fractional share representing 0.5 or more of a Hudbay Share and shall be rounded down to the nearest whole Hudbay Share in the event that a Company Shareholder is entitled to a fractional share representing less than 0.5 of a Hudbay Share.

3.5	Lost Certificates

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares, which were exchanged in accordance with Section 2.3(g) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the aggregate Consideration which such holder is entitled to receive in accordance with this Plan of Arrangement. When authorizing such delivery of the aggregate Consideration which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Hudbay and the Depositary in such amount as Hudbay and the Depositary may direct, or otherwise indemnify Hudbay, the Company and the Depositary and/or any of their respective representatives or agents in a manner satisfactory to Hudbay and the Depositary, against any claim that may be made against Hudbay, the Company or the Depositary and/or any of their respective representatives or agents with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of the Company.

3.6	Extinction of Rights

Any certificate or DRS Advice which immediately prior to the Effective Time represented outstanding Company Shares that were exchanged pursuant to Section 2.3(g) that is not deposited with all other instruments required by Section 3.1 on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a securityholder of the Company or Hudbay. On such date, the Consideration Shares, as applicable, to which the former holder of the certificate or DRS Advice referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Hudbay. None of Hudbay, the Company or the Depositary shall be liable to any person in respect of any Consideration Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

3.7	Withholding Rights; Tax Consequences

Hudbay, the Company, the Depositary, their respective Subsidiaries and any Person on their behalf, shall be entitled to deduct and withhold from any amounts payable to any Person pursuant to the Arrangement or under this Plan of Arrangement (including without limitation, any amounts payable pursuant to Section 2.2, Article 3 and Article 4 of this Plan of Arrangement), and from all dividends, interest, and other amounts payable or distributable to former Company Shareholders or former Company Optionholders, or holders of rights under any Company Equity Incentive Plans, such amounts as Hudbay, the Company, the Depositary, their respective Subsidiaries, or any Person on behalf of any of the foregoing, is or may be required or permitted to deduct or withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, or any provision of local, state, federal, provincial or foreign Law, in each case, as amended, or under the administrative practice of the relevant Governmental Entity administering such Law, and to request from any recipient of any payment hereunder any necessary tax forms or any other proof of exemption from withholding or any similar information. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are properly reported and actually remitted to the applicable Governmental Entity. In any case where the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable, Hudbay, the Company, the Depositary, their respective Subsidiaries, and any Person on behalf of the foregoing, as the case may be, is authorized to sell or otherwise dispose of such portion of the Consideration (or other entitlements hereunder) as is necessary in order to fully fund such liability, and such Person shall remit any unapplied balance of the net proceeds of such sale to the holder. For greater certainty and without limiting the generality of the foregoing, in order to fund any Applicable Withholdings in respect of the transactions described in Sections 2.3(c) and 2.3(e), Hudbay shall be permitted to withhold from the Hudbay Shares that are issued to the former holders of Company RSUs and Company PSUs under this Plan, or to arrange for such withholding (including through the Depositary), and to sell such Hudbay Shares, or arrange for such Hudbay Shares to be sold, on behalf of such former holders, for cash proceeds that will be used to satisfy such Applicable Withholdings. Any cash proceeds that remain after satisfying such Applicable Withholdings shall be delivered to such former holders.

3.8	Transfer Free and Clear

For greater certainty, any transfer or exchange of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens.

3.9	Interest

Under no circumstances shall interest accrue or be paid by the Company, Hudbay, the Depositary or any other Person to any Company Shareholder or other Persons depositing certificates or DRS Advices pursuant to this Plan of Arrangement in respect of Company Shares or holders of Company Incentive Awards.

ARTICLE 4

RIGHTS OF DISSENT

4.1	Dissent Rights

(a)

Pursuant to the Interim Order, Company Shareholders who are registered holders of Company Shares may exercise rights of dissent in connection with the Arrangement (“Dissent Rights”) under Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to all (but not less than all) of the Company Shares held, provided that the Notice of Dissent contemplated by section 242 of the BCBCA must be received by the Company by 4:00 p.m. on the date that is at least two business days prior to the date of the Company Meeting or any date to which the Company Meeting may be postponed or adjourned and provided further that holders who duly exercise such Dissent Rights and who:

(i)	are ultimately entitled to be paid the fair value of their Dissent Shares by Hudbay: (A) will be entitled to be paid the fair value of such Dissent Shares by Hudbay,

which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be the fair value of such Dissent Shares determined as of the close of business on the day immediately before the approval of the Arrangement Resolution; (B) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(f), if applicable); (C) shall be deemed to have transferred and assigned such Dissent Shares, free and clear of any Liens to Hudbay in accordance with Section 2.3(f); and (D) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; and

(ii)

are ultimately not entitled, for any reason, to be paid fair value for their Company Shares, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting registered holder of Company Shares, and shall be entitled to receive only the Consideration pursuant to Section 2.3(g) that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

(b)

In no circumstances shall Hudbay, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised.

(c)

In no case shall Hudbay, the Company or any other Person be required to recognize holders of Company Shares who exercise Dissent Rights as holders of Company Shares after the time that is immediately prior to the Effective Time, and the names of the Dissenting Shareholders shall be deleted from the central securities register as holders of Company Shares at the time at which the step in Section 2.3(g) occurs.

(d)

For greater certainty, (i) no holder of Company Incentive Awards shall be entitled to Dissent Rights in respect of such holder’s Company Incentive Awards, and (ii) in addition to any other restrictions under the Interim Order and section 238 of the BCBCA, no holders of Company Shares who vote or have instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution shall be entitled to exercise Dissent Rights.

ARTICLE 5

GENERAL

5.1	Paramountcy

From and after the Effective Time (a) this Plan of Arrangement shall take precedence and priority over any and all rights related to Company Shares and Company Incentive Awards issued prior to the Effective Time, and (b) the rights and obligations of the holders of Company Shares and Company Incentive Awards, and the Company, Hudbay, the Depositary and any trustee or transfer agent therefor in relation thereto, and any other Person having any right, title or interest in or to Company Shares and Company Incentive Awards, shall be solely as provided for in this Plan of Arrangement.

5.2	Amendment

(a)

Hudbay and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) agreed to in writing by the Company and Hudbay, (ii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iii) communicated to Company Shareholders and the holders of Company Incentive Awards if and as required by the Court.

(b)

Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by Hudbay and the Company at any time prior to the Company Meeting (provided, however, that the Parties shall have consented thereto in writing), with or without any other prior notice or communication, and, if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of Hudbay and the Company (each acting reasonably); and (ii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made by the Company and Hudbay without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Company and Hudbay, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Company Shareholders.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

5.3	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of Hudbay and the Company shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.

5.4	Plan of Reorganization

(a)

The transfer of Company Shares to Hudbay and the amalgamation of Hudbay Sub 1 and Hudbay Sub 2 pursuant to this Plan of Arrangement are intended to constitute a single integrated transaction for U.S. federal income tax purposes and qualify as a reorganization within the meaning of Section 368(a) of the Code.

(b)

The contribution of Company Shares to Hudbay Sub 2 and the conversion of the Company to an unlimited liability company pursuant to this Plan of Arrangement are intended to qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code.

(c)

The Arrangement Agreement and this Plan of Arrangement are intended to be a “plan of reorganization” with respect to each such reorganization within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the U.S. Code.

ARTICLE 6

U.S. SECURITIES LAW EXEMPTION

6.1	U.S. Securities Law Exemption

Notwithstanding any provision herein to the contrary, the Company and Hudbay each agree that this Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable best efforts to ensure that, (i) all Consideration Shares issued under the Arrangement will be issued by Hudbay in exchange for Company Shares, and (ii) all Hudbay Replacement Options granted under the Arrangement will be granted by Hudbay in exchange for Company Options, in each case, pursuant to this Plan of Arrangement, whether in the United States, Canada or any other country, in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by Section 3(a)(10) thereof and applicable state securities Laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

APPENDIX F

HUDBAY VIRTUAL MEETING USER GUIDE

If you do not have a control number, you will not be able to participate, vote or ask questions at the Hudbay Meeting. You may listen only as a Guest.

To obtain a control number, you must appoint yourself as a proxyholder and register with Hudbay’s transfer agent, TSX Trust Company, using the instructions set out in the management information circular.

Attending the Hudbay Meeting:

Hudbay’s meeting will be virtual, giving you the opportunity to attend online, using your smartphone, tablet or computer. You will be able to view a live audio webcast of the meeting, ask the board questions and submit your votes in real time.

By participating online, registered shareholders, non-registered shareholders and guests will be able to listen to a live audio cast of the meeting. Registered shareholders and non-registered shareholders with a registered control number may also ask questions online.

If you have voting rights, select “Login”. and enter your control number provided on your form of proxy or voting information form (“VIF”).

Go to: https://web.lumiagm.com/265891707

Meeting ID: 265891707

Password: hudbayspecial

Guests

If you do not have voting rights, select “Guest” and fill in the form.

Registered shareholders with voting rights

If you were a registered shareholder on the record date, you may vote online by clicking on ‘I have a control number’ and entering your twelve digit TSX control number on your Form of Proxy and the password hudbayspecial (case sensitive).

Non-registered shareholders with voting rights

If you are a non-registered shareholder (being a shareholder who holds their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) you should carefully follow the instructions set out on your VIF and in the management information circular to appoint and register yourself as proxy.

You will not be recognized at the Hudbay Meeting for the purpose of voting shares registered in the name of an intermediary unless you appoint yourself as a proxyholder and register with Hudbay’s transfer agent, TSX Trust Company, by emailing tsxtrustproxyvoting@tmx.com the “Request for control number” form, which can be found at https://tsxtrust.com/resource/en/75.

Participating at the Meeting:

When successfully authenticated, the info screen will be displayed. You can view company information, ask questions and watch the audio webcast.

Navigation

If you would like to watch the audio webcast press the broadcast icon. If viewing on a computer, the audio webcast will appear at the side automatically once the meeting has started.

Voting

Once the voting has opened, the resolutions and voting choices will be displayed.

To vote, simply select your voting direction from the options shown on screen. A confirmation message will appear to show that your vote has been received. To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel.

Questions

Any voting member attending the meeting is eligible to ask questions.

If you would like to ask a question, select the messaging icon. Messages can be submitted at any time during the Q&A session up until the Chair closes the session. Type your message within the chat box in the top portion of the messaging screen. Once you are happy with your message click the send button.

For assistance, please send an email to lumicanada@lumiglobal.com or dial 1-866-449-3664.

F-1

APPENDIX G

CMMC VIRTUAL MEETING USER GUIDE

(see attached)

G-1

Virtual Shareholder Meeting Guide ATTENDING THE VIRTUAL MEETING This year we will hold our meeting in a virtual-only format, which will be conducted via live webcast. Registered shareholders and duly appointed proxyholders will be able to vote. All shareholders will be able to ask questions, and guests can attend and view the webcast. TO ATTEND: Login to the meeting 15 minutes beforehand at: www.virtualshareholdermeeting.com/CMMC2023 Select your LOGIN type: Shareholder Proxyholder /Appointee Guest For Registered and Beneficial Shareholders: Enter your 16-digit control number, First and Last Name > Click Join Meeting For Proxyholders or Appointees: Enter your First and Last Name, and E-mail Address Click Continue > Enter the EXACT NAME and APPOINTEE IDENTIFICATION NUMBER provided to you by the shareholder > Click Submit For Guests: Enter your First and Last Name, and E-mail Address > Click –Join MeetingJ No matter where you are, you can access the virtual shareholder meeting using an internet-connected device such as a laptop, computer, tablet or smart phone.

NAVIGATION After you have been successfully authenticated you will be taken to the meeting page. Here you can view company materials, vote, ask questions and watch the webcast. VOTING When the Chair declares the ballot open, you can see the resolutions and voting choices by clicking the “Vote Here!” button. To cast your vote or change your vote, follow the instructions on the electronic ballot. QUESTIONS Only shareholders or appointed proxyholders may ask questions during the meeting. If you would like to ask a question, you may do so by entering it in to the “Ask a Question” box which can be found underneath the media player window. Questions can be submitted at any time during the meeting. After you have typed your question click the “Submit” button. You will then see a Confirmation message so you know your question has been submitted. Questions will be moderated by the Chair.

APPENDIX H

ORIGIN FAIRNESS OPINION

(see attached)

April 12, 2023

The Special Committee of the Board of Directors and the Board of Directors

Copper Mountain Mining Corporation

700 West Pender St Suite 1700

Vancouver, BC, V6C 1G8

To the Special Committee of the Board of Directors and the Board of Directors:

Origin Merchant Partners (“Origin”, “we” or “us”), understands that Copper Mountain Mining Corporation (the “Company” or “CMMC”) is considering entering into an arrangement agreement (the “Arrangement Agreement”) with Hudbay Minerals Inc. (“Hudbay” or the “Acquirer”) pursuant to which, inter alia, the Acquirer will acquire all of the outstanding common shares of the Company (the “CMMC Shares”), by way of a plan of arrangement under the Business Corporations Act (British Columbia), for total consideration equal to 0.381 of a common share of Hudbay (the “Consideration”) (with each whole common share being a “Hudbay Share”) for each CMMC Share (the “Exchange Ratio”) (with such transaction as a whole being defined herein as the “Arrangement”). The Arrangement is subject to, among other things, the requisite approvals of holders of CMMC Shares (“CMMC Shareholders”) and holders of Hudbay Shares (“Hudbay Shareholders”), which consist of the affirmative vote of at least (i) two-thirds of the votes cast in person (or virtually) or by proxy by CMMC Shareholders at a special meeting of CMMC Shareholders (the “CMMC Meeting”), (ii) to the extent required by Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), a simple majority of the votes cast in person (or virtually) or by proxy by CMMC Shareholders at the CMMC Meeting voting as a single class, excluding the votes required to be excluded by MI 61-101, and (iii) a simple majority of the votes cast in person (or virtually) or by proxy by Hudbay Shareholders at a special meeting of Hudbay Shareholders (the “Hudbay Meeting”). Origin also understands that CMMC is not required to obtain a formal valuation under MI 61-101 as no “interested party” (as defined in MI 61-101) is, as a consequence of the Arrangement, directly or indirectly acquiring CMMC or its business or combining with CMMC, whether alone or with joint actors, and there is no “connected transaction” that would qualify as a “related party transaction” (as defined in MI 61-101) for which CMMC would be required to obtain a formal valuation.

Origin further understands that the terms of the Arrangement Agreement, the Arrangement, this Opinion (as defined below) and certain related matters will be more fully described in a joint management information circular (the “Circular”) which will be mailed to the CMMC Shareholders and Hudbay Shareholders in connection with the CMMC Meeting to be held to consider and, if deemed advisable, approve the Arrangement, and the Hudbay Meeting to be held to approve the issuance of the Hudbay Shares under the Arrangement.

Origin further understands that a special committee (the “Special Committee”) of independent directors on CMMC’s board of directors (the “Board”) was constituted to, among other things, consider the Arrangement and make recommendations with respect thereto to the Board.

Engagement

Origin was initially contacted by the Special Committee on February 19, 2023 and engaged by letter agreement dated April 10, 2023 (the “Engagement Agreement”). Pursuant to the Engagement Agreement, the Special Committee engaged Origin to provide an opinion (this “Opinion”) to the Special Committee and the Board as to the fairness, from a financial point of view, of the Consideration to be received by CMMC Shareholders pursuant to the Arrangement. The Opinion is solely for the use of the Special Committee and the Board and we understand that it will be one factor, among others, that they will consider in their evaluation of the Arrangement.

The Engagement Agreement provides that Origin will receive a fixed fee for rendering this Opinion. In addition, the Company has agreed to reimburse Origin for all reasonable legal and other out-of-pocket expenses and indemnify Origin and each of its subsidiaries and affiliates and each of their respective directors, officers, employees, partners, agents, shareholders, advisors and each partner and each principal of Origin from and against certain liabilities arising out of Origin’s engagement under the Engagement Agreement. The compensation to Origin under the Engagement Agreement does not depend, in whole or in part, on the conclusions to be reached by it in this Opinion or the successful completion of the Arrangement. Accordingly, Origin does not have a material financial interest in the completion of the Arrangement.

Neither the Special Committee nor the Board has instructed Origin to prepare, and Origin has not prepared, a “formal valuation” (as such term is defined in, and for the purposes of MI 61-101) of the Company, and this Opinion should not be construed as such. Origin was not engaged to review any legal, tax or regulatory aspects of the Arrangement and this Opinion does not address any such matters. Origin has, however, conducted such analyses as it considered necessary in the circumstances to prepare and deliver this Opinion.

Credentials of Origin Merchant Partners

Origin is an investment bank providing a full range of corporate finance, merger and acquisition, financial restructuring and merchant banking services. This Opinion represents the opinion of Origin and the form and content hereof have been approved for release by a committee of its principals, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Independence of Origin Merchant Partners

Neither Origin nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company. Origin is not acting as an advisor to the Company in connection with any matter, other than to provide the Opinion under the Engagement Agreement.

Origin has not participated in any offering of securities of or had a material financial interest in a transaction involving the Company or Hudbay during the 24-month period preceding the date Origin was first contacted in respect of this Opinion. Further, other than to provide the Opinion under the Engagement Agreement, Origin has not been engaged to provide any financial advisory services involving the Company or Hudbay during such 24-month period.

As an investment bank, Origin and its affiliates may, in the ordinary course of its business, provide advice to its clients on various matters, which advice may include matters with respect to the Arrangement, the Company or Hudbay. There are no understandings, agreements or commitments between Origin and the Company or Hudbay with respect to any future financial advisory or investment banking business.

Scope of Review

In arriving at its Opinion, Origin has reviewed, analyzed, considered and relied upon or carried out, among other things, the following:

1.

The Company’s press releases and other public documents filed by the Company on the System for Electronic Document Analysis and Retrieval (“SEDAR”) as of April 11, 2023 including the Annual Information Form dated March 27, 2023;

2.	Filings made by insiders of the Company on the System for Electronic Disclosure by Insiders (“SEDI”) as of April 11, 2023;

3.	Hudbay’s press releases and other public documents filed by Hudbay on SEDAR as of April 11, 2023 including the Annual Information Form dated March 30, 2023;

4.	Filings made by insiders of Hudbay on SEDI as of April 11, 2023;

5.	Audited consolidated financial statements of the Company for the years ended December 31, 2020, 2021 and 2022 and the related management’s discussion and analysis;

6.	Audited consolidated financial statements of Hudbay for the years ended December 31, 2020, 2021 and 2022 and the 2022 management’s discussion and analysis;

7.	Public information relating to the business, operations, financial performance and stock trading history of selected public companies considered by Origin to be relevant;

8.	Certain internal management forecasts, operating projections, models, estimates and budgets relating to CMMC, Hudbay and the Arrangement prepared by or on behalf of the companies;

9.	CMMC’s NI 43-101 Technical Report for the Copper Mountain Mine dated September 30, 2022;

10.	Hudbay’s NI 43-101 Technical Report for Copper World Complex dated July 14, 2022;

11.	Hudbay’s NI 43-101 Technical Report for Constancia Mine dated March 29, 2021;

12.	Hudbay’s NI 43-101 Technical Report for Lalor and Snow Lake mines dated March 29, 2021;

13.

Drafts of the Arrangement Agreement, forms of support and voting agreements for each of the Company and Hudbay, the joint press release announcing the Arrangement, and the joint investor presentation, each as of April 11, 2023;

14.	Discussions with CMMC’s management, Special Committee and the Company’s financial advisors;

15.	Selected reports published by equity research analysts at various firms and industry sources regarding the industry and other public entities, to the extent deemed relevant by Origin;

16.	Materials in the Company’s Firmex data room as of April 11, 2023 prepared for Hudbay’s diligence on the Company;

17.	Selected materials from Hudbay’s Datasite data room prepared for the Company’s diligence on Hudbay provided to Origin by the Company on April 10, 2023;

18.

Certificates dated April 12, 2023 addressed to Origin from certain officers of the Company and certain officers of Hudbay, respectively, regarding the completeness and accuracy of certain information upon which this Opinion is based (together, the “Management Representation Letters”); and

19.	Such other corporate, industry and financial market information, investigations and analyses as considered by Origin to be relevant in the circumstances.

Origin has not, to the best of its knowledge, been denied access by the Company to any information requested by us. Origin did not meet with the auditor of the Company and has assumed the accuracy and fair presentation of, and has relied upon, the audited consolidated financial statements of the Company and the reports of the auditor thereon.

Prior Valuations

The Company has represented to Origin that, among other things, it has no knowledge of any prior valuations (as defined in MI 61-101) of the Company in the past 24 months.

Assumptions and Limitations

This Opinion is subject to the assumptions, explanations and limitations set forth below. Origin has relied upon, and has assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company, or its affiliates or management, or otherwise obtained by us pursuant to the Engagement Agreement, and our Opinion is conditional upon such completeness, accuracy and fair presentation.

We have also assumed, without limitation, that the Arrangement Agreement executed by the parties will be in substantially the form and substance of the draft provided to us; that all of the representations and warranties contained in the Arrangement Agreement are correct in all material respects as of the date hereof and will be correct in all material respects as of closing of the Arrangement; that the Arrangement will be completed in accordance with the terms of the Arrangement Agreement and all applicable laws; and that the Circular will satisfy all applicable legal requirements. As well, we have assumed, without limitation, that the Company and its affiliates will be in material compliance at all times with their respective material contracts and have no material undisclosed liabilities (contingent or otherwise) not reflected in the Company’s financial statements; that no unanticipated tax or other material liabilities will result from the Arrangement or related transactions; and that all required consents and regulatory approvals will be obtained on terms not adverse to the Company, or its affiliates or CMMC Shareholders.

Certain officers of the Company and Hudbay have represented to us in Management Representation Letters, among other things, that the information, data and other materials provided to us by or on behalf of the Company, including the written information and discussions concerning the Company and Hudbay referred to above under the heading “Scope of Review” (collectively, “Information”), were complete, correct and true in all material respects as at the date the Information was provided to us and that, since the date the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company, Hudbay or any of their affiliates and no material change has occurred in Information or any part thereof which would have, or would reasonably be expected to have, a material effect on this Opinion.

Except as expressly noted above under the heading “Scope of Review”, we have not conducted any investigation concerning the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company, Hudbay or any of their affiliates. Subject to the exercise of our professional judgement, we have not attempted to verify independently any of the information concerning the Company, Hudbay or any of their affiliates (including the Information). As provided for in the Engagement Agreement, Origin has relied upon the completeness and accuracy of all of the financial and other information (including the Information), data, documents, advice, opinions, representations and other materials, whether in written, electronic or oral form, obtained by it from public sources (collectively, the “Other Information”) and we have assumed the completeness, accuracy and fair presentation of the Other Information and that this Other Information did not omit to state any material fact or any fact necessary to be stated to make such Other Information not misleading. This Opinion is conditional upon the completeness, accuracy and fair presentation of such Other Information. Subject to the exercise of our professional judgment, we have not attempted to verify independently the Other Information. With respect to the financial forecasts, projections or estimates provided to Origin by management of the Company and used in the analysis supporting this Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the matters covered thereby and which, in the opinion of the author, are (or were at the time of preparation and continue to be) reasonable in the circumstances. By rendering this Opinion we express no view as to the reasonableness of such forecasts, projections or estimates or the assumptions on which they are based.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters with respect to the Arrangement. This Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and the Other Information and as they have been represented to Origin in discussions with management of the Company. In its analyses and in preparing this Opinion, Origin made numerous assumptions with respect to industry performance, current market conditions, general business and economic conditions, and other matters, many of which are beyond the control of Origin or any party involved in the Arrangement.

In providing this Opinion, Origin expresses no opinion as to the trading price or value of the CMMC Shares or Hudbay Shares following the announcement or completion of the Arrangement. This Opinion has been provided for the sole use and benefit of the Special Committee and the Board in connection with, and for the purpose of, its consideration of the Arrangement and may not be used or relied upon by any other person or for any other purpose or quoted from or published without the prior written consent of Origin, provided that Origin consents to the inclusion of this Opinion in its entirety and a summary thereof (provided such summary is in a form acceptable to Origin) in the notice of meeting and the Circular to be mailed to CMMC Shareholders and Hudbay Shareholders in connection with seeking their approval of the Arrangement and to the filing thereof, as necessary, by the Company and Hudbay on SEDAR and the Electronic Data Gathering, Analysis and Retrieval (EDGAR) and with the securities commissions or similar securities regulatory authorities in Canada and the United States.

This Opinion does not constitute a recommendation to the Special Committee, the Board or any CMMC Shareholder as to whether or not any such CMMC Shareholder should approve the Arrangement or vote their CMMC Shares in favour of the Arrangement. This Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to the Company, or the underlying business decision of the Company to effect the Arrangement. In considering the fairness of the Arrangement, from a financial point of view, to the CMMC Shareholders, Origin considered the Arrangement from the perspective of the CMMC Shareholders generally and did not consider the specific circumstances of any particular CMMC Shareholder, including such CMMC Shareholders’ specific income tax considerations.

This Opinion is given as of the date hereof and Origin disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come, or be brought, to the attention of Origin after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting this Opinion after the date hereof, including, without limitation, the terms and conditions of the Arrangement, or if Origin learns that the Information relied upon in rendering this Opinion was inaccurate, incomplete or misleading in any material respect, Origin reserves the right to amend, supplement or withdraw this Opinion.

Origin believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying this Opinion. The preparation of an Opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do the latter could lead to undue emphasis on any particular factor or analysis.

Overview of CMMC

CMMC is a copper-gold producing company that owns 75% of the Copper Mountain Mine through a subsidiary. The remaining 25% is owned by Mitsubishi Materials Corporation. The Copper Mountain Mine is situated 20 km south of Princeton, British Columbia, and 300 km east of the Port of Vancouver. Production of copper concentrate from the Copper Mountain Mine commenced in 2011. The property consists of 135 Crown-granted mineral claims, 145 located mineral claims, 14 mining leases, and 12 fee simple properties covering an area of approximately 6,354 hectares or 63.5 square kilometres. The mine is a conventional open pit, truck, and shovel operation. The mill consists of one SAG mill, three ball mills, a rougher flotation circuit, regrind mill, a cleaner flotation circuit, a concentrate thickener, and concentrate filters. The mill throughput is approximately 16.4 million tonnes per year. Copper concentrate from the mine is trucked to the Port of Vancouver where it is placed in a storage shed for loading onto ocean-going vessels for transportation to Japan. CMMC trades on the Toronto Stock Exchange (the “TSX”) under the symbol “CMMC” and Australian Securities Exchange under the symbol “C6C”.

Overview of Hudbay

Hudbay Minerals is a diversified mining company with long-life operations in North and South America. Assets include the 100% owned Constancia mine in Cusco, Peru, an open-pit mine where they produce copper, along with valuable by-products such as gold, silver, and molybdenum. In addition, their 100% owned Snow Lake operations in Manitoba, Canada produce gold, while also extracting copper, zinc, and silver as by-products. Hudbay has a development pipeline that includes the Copper World Complex project in Arizona, and the Mason deposit in Nevada. In addition to their mining properties, Hudbay owns and operates a portfolio of processing facilities in North Manitoba and Peru, which produce zinc, copper and molybdenum concentrates. Hudbay trades on the TSX, the New York Stock Exchange (the “NYSE”), and Bolsa de Valores de Lima, under the symbol “HBM”.

Fairness Considerations

Pursuant to the Arrangement Agreement, the Consideration to be received by CMMC Shareholders is equal to 0.381 of a Hudbay Share, which represents a notional value of $2.66 per CMMC1 Share based on the unaffected Hudbay Share price as of April 11, 2023, of $6.97 (the “Notional Offer Price”). The Exchange Ratio is fixed and, as such, CMMC Shareholders are anticipated to own approximately 24% of the pro forma combined company (based on fully diluted shares outstanding), while Hudbay Shareholders are anticipated to own the remaining approximately 76% of the pro forma combined company (based on fully diluted shares outstanding). In considering the fairness, from a financial point of view, of the Consideration to be received by the CMMC Shareholders pursuant to the Arrangement, Origin relied upon the methodologies presented herein, as well as the assumptions, explanations and limitations set forth herein, to determine a range of values for each of the CMMC Shares and the Hudbay Shares. Origin compared the range of values of the CMMC Shares with the Notional Offer Price. In addition, as the Consideration to be received by CMMC Shareholders would be entirely in Hudbay Shares, Origin also compared the value range of Hudbay Shares with their current trading price per share2.

[1]	Calculated by multiplying Hudbay Shares’ closing price on April 11, 2023 by the Exchange Ratio (0.381).
[2]	Hudbay Shares’ closing price on April 11, 2023 was $6.97.

As part of the analyses and investigations carried out in the preparation of the Opinion, Origin reviewed and considered the items outlined under “Scope of Review”. In the context of the Opinion, Origin has considered the following principal methodologies (as each such term is defined below):

a)	Net Asset Value Analysis

b)	Precedent Transaction Analysis

c)	Comparable Trading Analysis

d)	Relative Contribution Analysis

Net Asset Value Analysis

Origin performed a net asset value (“NAV”) analysis of the Company and Hudbay. This intrinsic valuation analysis considers the amount, timing and relative certainty of attributable projected, unlevered, after-tax free cash flows expected to be generated by each of CMMC and Hudbay. Origin used the base case forecasts (“Base Case”) provided by CMMC and Hudbay’s management to value the mining assets, corporate overhead costs, and financial assets and liabilities and to calculate each company’s fully diluted corporate NAV per share (“NAV/PS”). Origin also considered the growth case forecast3 provided by CMMC’s management to assess its impact on the Company’s NAV. The growth case forecast was based on the Copper Mountain Mine technical report dated September 30, 2022. This report is at a prefeasibility level of capex and opex accuracy and does not reflect the recent inflationary cost environment since August 2022. After discussing with the Company and given the updated cost uncertainties and required technical and economic work to bring the project to a feasibility level, Origin considered the growth case forecast as a project under development and relied on the base case scenario in the NAV analysis. Management of both CMMC and Hudbay provided projections for their operating mines which included estimates regarding future production levels, operating costs, capital costs, depreciation rates and tax rates. Origin has assumed that the CMMC and Hudbay projections were reasonably prepared on the basis reflecting the best currently available estimates and judgements of CMMC and Hudbay management as to the matters covered thereby and which in the opinion of the Company are reasonable in the circumstances.

This valuation methodology required assumptions to be made regarding future commodity prices, future foreign exchange rates, future cash flows and discount rates. As such, Origin compiled a summary of commodity and foreign exchange prices used by equity research analysts to determine consensus forecast pricing for the period from 2023 to 2027 and the average 2027 prices were then applied as the long-term commodity prices and foreign exchange rates throughout the forecast period. Origin selected a discount rate range of 8.0% - 10.0% to apply to the projected, attributable, unlevered, after-tax free cash flows. We believe this range of discount rates reflects (i) the risk inherent in each of CMMC and Hudbay, respectively, based on current market conditions and the copper market environment, and (ii) an appropriate range of discount rates utilized by equity research analysts for each of CMMC’s and Hudbay’s mining assets, respectively, as well as other financial and industry participants in evaluating assets of this nature. Origin valued exploration assets based on an in-situ resource methodology which applied a multiple of US$0.01 to US$0.02 /lb Cu for identified resources from exploration drilling and modelling (consistent with industry equity research analyst approaches to valuing copper exploration assets).

[3]

CMMC’s growth case forecast assumes a revised mine plan, completed feasibility study, permitting and funding to support a higher mine production profile from 45 ktpd to 65 ktpd starting in approximately 2029.

Table 1: Key Assumptions for CMMC & Hudbay NAV Analysis

	Copper Pricing (US$/lb)						Gold Pricing (US$/oz)				Silver Pricing (US$/oz)
			2023		: $	3.83	2023		: $	1,831	2023		: $	22.93
			2024		: $	3.91	2024		: $	1,840	2024		: $	23.43
Commodity Pricing[4]			2025		: $	4.12	2025		: $	1,794	2025		: $	22.86
			2026		: $	4.15	2026		: $	1,763	2026		: $	22.53
			2027	+	: $	3.70	2027	+	: $	1,672	2027	+	: $	22.11
	CAD/USD
	2023		: 1.35
	2024		: 1.32
Foreign Exchange Rate[5]	2025		: 1.30
	2026		: 1.31
	2027	+	: 1.30
Discount Rate[5]	8% - 10% for producing base metal assets & corporate G&A
Exploration Assets Value[6]	Range of US$0.01 - $ 0.02 / lb Cu applied to identified exploration resources

CMMC NAV Analysis

To determine a CMMC NAV/PS, Origin relied on the CMMC internal base case model for the Company’s Copper Mountain Mine asset. All future attributable unlevered, after-tax free cash flows expected to be generated under the Base Case were prepared based on management’s assumptions for production levels, operating costs and capital costs, to which we applied consensus equity research analysts’ estimates for future metal prices.

Based on the analysis described above, Origin determined a NAV range of $1.73 to $3.27 per CMMC Share, with a midpoint of $2.42 per CMMC Share under the Base Case forecast.

Hudbay NAV Analysis

To determine a Hudbay NAV/PS, Origin relied on the Hudbay internal Base Case for their mineral operating assets. All future attributable unlevered, after -tax free cash flows expected to be generated under the Base Case were prepared based on management’s assumptions for production levels, operating costs and capital costs, while reflecting analysts’ consensus equity research estimates for future metal prices.

In addition, Origin used Hudbay’s disclosed resources for its development and exploration projects and determined a value of the resources using equity research analysts’ in-situ resource valuation of copper exploration multiple of US$0.01-US$0.02 per pound of copper.

Based on the analysis described above, Origin determined a NAV range of $10.78 to $15.49 per Hudbay Share, with a midpoint of $13.07 per Hudbay Share under the Base Case.

Precedent Transactions Analysis

Origin reviewed publicly available information on selected acquisition transactions involving base metal producers with an emphasis on copper producers. Origin reviewed the share price to NAV per share (“P/NAV”) multiples based on consensus NAV at the time of each transaction, among other metrics and multiples, observable in previous transactions involving copper producers in North America and other geographies, since 2016. Many of these transactions were asset sales which were not directly comparable to the proposed transaction and therefore Origin’s analysis focused on a select group of corporate transactions which we believed were most comparable in terms of commodity exposure, asset size, production profile and geographic presence.

[4]	Based on the average of analyst consensus price estimates
[5]	Consistent with the discount rates used by equity research analysts when valuing base metals producers
[6]	Consistent with equity research analysts’ valuation of copper exploration assets

Origin considered each of these transactions and the merits of the targets relative to CMMC including:

a)	The general state of the industry environment at announcement;

b)	The size of the business;

c)	Mineral reserves;

d)	Historical and forecast operating and financial performance;

e)	Capital structure at the time of the acquisition; and

f)	Geographic diversification and exposure to various regulatory regimes.

The following table outlines the range of observed transaction multiples for the set of precedent transactions selected by Origin:

Table 2: Precedent Transactions Multiple Summary

Precedent Transactions	Multiple Observed
Avg. P / NAV	0.97x
Avg. P / NAV (excluding high/low)	1.01x
High	1.26x
Low	0.50x

Summary of Precedent Transactions Analysis

Based on the analysis described above, Origin applied a range of P/NAV multiples of 0.8x to 1.2x to CMMC’s NAV/PS as at April 11, 2023 and to the consensus equity research analysts’ estimates (“Consensus”) of CMMC’s NAV/PS. This methodology resulted in the following implied value ranges for the CMMC Shares:

Table 3: Precedent Transactions Implied Share Price Summary

Metric	CMMC
P / NAV (Base Case)	$1.93 - $2.90
P / NAV (Consensus)	$2.30 - $3.45

Origin did not apply a range of P/NAV multiples to Hudbay’s NAV/PS as Hudbay is not undergoing a change of control.

Comparable Trading Analysis

Origin reviewed publicly available information on comparable North American and international mining companies to determine P/NAV and price to cashflow (“P/CF”) multiples on a one-year forecast basis as at April 11, 2023.

While there are several Canadian publicly traded companies that are of similar size and mineral focus as CMMC and Hudbay, Origin also reviewed the trading metrics of mining companies outside of Canada to develop a comprehensive set of intermediate base metal mining producers with an emphasis on copper. None of the companies that form part of the set of comparable companies are identical to CMMC or Hudbay. Accordingly, an analysis derived from the multiples of P/NAV and P/CF requires complex considerations and judgements concerning the similarities between the set of comparable companies and CMMC and Hudbay as well as other qualitative and quantitative factors that may affect such multiples.

Table 4 : Set of Comparable Companies

Select Base Metals Producers
1. Aeris Resources Limited	5. Nexa Resources S.A.

2. Atalaya Mining Plc	6. Sandfire Resources Limited

3. Capstone Copper Corporation	7. Taseko Mines Limited

4. Ero Copper Corporation

P/NAV and P/CF are commonly used valuation methodologies employed by equity research analysts and other financial and industry participants in evaluating assets of this nature and in determining the value per share of a base metals mining company. Using the P/NAV approach, Origin applied a range of P/NAV multiples to the mid-point of the NAV/PS of each of CMMC and Hudbay, respectively, as determined based upon (i) the CMMC NAV Analysis and Hudbay NAV Analysis above, and (ii) Consensus for each of CMMC’s NAV/PS and Hudbay’s NAV/PS, respectively. Using the P/CF approach, Origin applied a range of P/CF multiples to the 2023e operating cash flows per share of each of CMMC and Hudbay, as determined based upon (x) the CMMC Base Case and Hudbay Base Case, and (y) Consensus for each of CMMC’s 2023e operating cash flow per CMMC Share and Hudbay’s 2023e operating cash flow per Hudbay Share, respectively.

The following table outlines the range of observed trading multiples for the set of comparable companies selected for both CMMC and Hudbay:

Table 5: Comparable Companies Multiple Summary

Comparable Companies	P / NAV	P / 2023e CF
Avg. Multiple	0.8x	6.1x
Avg. Multiple (excluding high/low)	0.7x	6.1x
High	1.0x	9.5x
Low	0.5x	2.9x

Summary of Comparable Companies Analysis

CMMC

Based on the range of observed P/NAV multiples, Origin applied a range of 0.6x to 1.0x to CMMC’s NAV/PS per the CMMC NAV Analysis above and Consensus of CMMC NAV/PS as at April 11, 2023.

Additionally, based on the range of observed P/CF multiples on a 2023 forecast basis, Origin applied a range of 4.0x to 6.0x to CMMC’s 2023e operating cash flow per CMMC Share based on the Base Case and Consensus as at April 11, 2023.

The following chart summarizes the results applying the foregoing methodologies:

Table 6: CMMC Implied Share Price Summary

Metric	CMMC
P / NAV (Base Case)	$1.45 -$2.42
P / NAV (Consensus)	$1.73 - $2.88
P / 2023e CF (Base Case)	$2.19 - $3.28
P / 2023e CF (Consensus)	$2.35 - $3.53

Hudbay

Based on the range of observed P/NAV multiples, Origin applied a range of 0.6x to 1.0x to Hudbay’s NAV/PS per the Hudbay NAV Analysis above and Consensus of Hudbay NAV/PS as at April 11, 2023.

Additionally, based on the range of observed P/CF multiples on a 2023e forecast basis, Origin applied a range of 4.0x to 6.0x to Hudbay’s 2023e operating cash flow per Hudbay Share based on the Base Case and Consensus as at April 11, 2023.

The following chart summarizes the results applying the foregoing methodologies:

Table 7: Hudbay Implied Share Price Summary

Metric	HBM
P / NAV (Base Case)	$7.84 -$13.07
P / NAV (Consensus)	$6.01 -$10.02
P / 2023e CF (Base Case)	$12.38 -$18.57
P / 2023e CF (Consensus)	$12.59 -$18.88

Relative Contribution Analysis

Origin reviewed and considered the relative contribution of certain financial and physical/operational metrics to the pro-forma combined company, provided by each of CMMC and Hudbay, respectively. Origin then compared the resultant range of relative contributions against the pro forma ownership, per the Arrangement, of each of CMMC and Hudbay, respectively.

Table 8: Contribution Analysis Summary

Metric	CMMC	HBM
Equity Value	21.2%	78.8%
Consolidated NAV (Base Case)	13.5%	86.5%
2023e Cash Flow	15.1%	84.9%
2024e Cash Flow	15.1%	84.9%
Total Enterprise Value	19.1%	80.9%
2023e Production	18.7%	81.3%
2024e Production	17.9%	82.1%
Total Reserves	36.3%	63.7%
Total Resources	13.4%	86.6%

Summary of Relative Contribution Analysis

The Exchange Ratio is fixed and, as such, CMMC Shareholders are anticipated to own approximately 24% of the pro forma combined company (on a fully-diluted, in-the-money basis). CMMC’s relative financial and operating contributions to the pro forma combined company is less than their resultant ownership level in all metrics except one (Total Reserves).

Other Considerations

Although not part of our principal methodologies, Origin considered several other benchmarks, analyses, techniques and factors in arriving at the Opinion including, but not limited to:

•

Recent premiums paid on base and precious metals companies change of control transactions in the last twelve months, which range from 11% to 68% with an average of 30%, based on the 20-day VWAP prior to announcement. The Notional Offer Price represents a 35% premium to the 20-day VWAP of CMMC as of the close of markets on April 11, 2023;

•	The historical trading prices and relative share price performance of the (i) CMMC Shares on the TSX and (ii) the Hudbay Shares on both the TSX and NYSE, respectively;

•	The implied historical exchange ratios based upon the trading prices of CMMC Shares and Hudbay Shares during the 52-week period ending on and including April 11, 2023; and

•	The range of equity research analysts’ share price targets for each of CMMC Shares and Hudbay Shares, respectively, as of the close of markets on April 11, 2023.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, Origin is of the opinion that, as at the date hereof, the Consideration to be received by CMMC Shareholders pursuant to the Arrangement is fair, from a financial point of view, to CMMC Shareholders.

Yours very truly,

Origin Merchant Partners

APPENDIX I

CIBC FAIRNESS OPINION

(see attached)

CIBC World Markets Inc.

161 Bay St, 6th Floor

Toronto, ON, M5J 2S8

April 12, 2023

The Board of Directors

of Copper Mountain Mining Corporation

1700 – 700 West Pender Street

Vancouver, BC, V6C 1G8

To the Board of Directors:

CIBC World Markets Inc. (“CIBC”, “we”, “us” or “our”) understands that Copper Mountain Mining Corporation (“Copper Mountain” or the “Company”) and Hudbay Minerals Inc. (the “Purchaser” or “Hudbay”) intend to enter into an arrangement agreement (the “Arrangement Agreement”) pursuant to which, among other things, each outstanding common share of the Company (each a “Copper Mountain Share” and collectively, the “Copper Mountain Shares”) will be exchanged for 0.381 of a common share of Hudbay (each a “Hudbay Share” and collectively, the “Consideration”, and such transaction as a whole being defined herein as the “Proposed Transaction”).

We understand that pursuant to the Arrangement Agreement:

a)	the Purchaser will acquire each of the issued and outstanding Copper Mountain Shares in consideration for, in respect of each Copper Mountain Share, 0.381 of a Hudbay Share;

b)	the Proposed Transaction will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia);

c)	the completion of the Proposed Transaction will be conditional upon, among other things, approval by:

(i)

at least two-thirds of the votes cast by the shareholders of Copper Mountain (each a “Copper Mountain Shareholder” and collectively, the “Copper Mountain Shareholders”) who are present in person or represented by proxy at the special meeting of Copper Mountain Shareholders (the “Copper Mountain Special Meeting”);

(ii)

to the extent required by MI 61-101, a simple majority of the votes cast by the Copper Mountain Shareholders present in person or represented by proxy at the Copper Mountain Special Meeting voting as a single class, excluding, for this purpose, the votes required to be excluded by MI 61-101;

(iii)

a simple majority of the votes cast on the share issuance resolution by the Hudbay shareholders (collectively, the “Hudbay Shareholders”) present in person or by proxy at a special meeting of Hudbay Shareholders (the “Hudbay Special Meeting”), in accordance with the rules and policies of the Toronto Stock Exchange;

(iv)	the Supreme Court of British Columbia; and,

d)

the terms and conditions of the Proposed Transaction will be described in a joint management information circular and related documents of Copper Mountain and Hudbay (collectively, the “Circular”) that will be mailed to the Copper Mountain Shareholders and Hudbay Shareholders in connection with the Copper Mountain Special Meeting and the Hudbay Special Meeting.

Engagement of CIBC

By letter agreement dated September 14, 2022, (the “Engagement Agreement”), the Company retained CIBC to act as financial advisor to the Company and its board of directors (the “Board of Directors”) in connection with the Proposed Transaction. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver to the Board of Directors our written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by Copper Mountain Shareholders pursuant to the Arrangement Agreement.

CIBC will be paid a fee for rendering the Opinion and will be paid additional fees that are contingent, respectively, upon the announcement of the Proposed Transaction and the completion of the Proposed Transaction or any alternative transaction. The Company has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses and to indemnify CIBC in respect of certain liabilities that might arise out of our engagement.

Credentials of CIBC

CIBC is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i)	a draft of the Arrangement Agreement dated April 12, 2023;

ii)	a draft of the Plan of Arrangement dated April 12, 2023;

iii)	a draft of the form of support and voting agreement dated April 10, 2023 between Hudbay and the directors and officers of Copper Mountain;

iv)	a draft of the form of support and voting agreement dated April 10, 2023 between Copper Mountain and the directors and officers of Hudbay;

v)	a draft of the press release received on April 12, 2023;

vi)	the annual reports, including the comparative audited financial statements and management’s discussion and analysis, of the Company for the fiscal years ended 2019 -2022;

vii)

certain internal financial, operational, corporate and other information concerning the Company that was prepared or provided by the management of the Company, including internal operating and financial projections;

viii)	the annual reports, including the comparative audited financial statements and management’s discussion and analysis, of Hudbay for the fiscal years ended 2019 - 2022;

ix)

certain internal financial, operational, corporate and other information concerning Hudbay that was prepared or provided by the management of the Company, including internal operating and financial projections;

x)	trading statistics and select financial information of the Company, Hudbay and other selected public companies considered by us to be relevant;

xi)	financial information pertaining to selected precedent transactions in the base metals sector considered by us to be relevant;

xii)	various reports published by equity research analysts and industry sources regarding the Company and Hudbay, the base metals industry and other public companies, to the extent deemed relevant by us;

xiii)	a certificate addressed to us, dated as of the date hereof, from two senior officers of the Company, as to the completeness and accuracy of the Information (as defined below); and,

xiv)	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. We have also participated in discussions with Davies Ward Phillips & Vineberg LLP, legal counsel to the Company, as well as Citigroup Inc., financial advisor to Hudbay, concerning the Proposed Transaction, the Arrangement Agreement and related matters.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, the Purchaser or any of their respective affiliates and our Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Proposed Transaction.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Company’s audited financial statements and the reports of the auditors thereon.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning both Copper Mountain and Hudbay and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting reasonable assumptions, estimates and judgments of management of each of Copper Mountain and Hudbay, respectively, having regard to the business, plans, financial condition and prospects of each of Copper Mountain and Hudbay.

We have also assumed that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof and that the Proposed Transaction will be completed substantially in accordance with its terms and all applicable laws and that the Circular will disclose all material facts relating to the Proposed Transaction and will satisfy all applicable legal requirements.

The Company has represented to us, in a certificate of two senior officers of the Company dated the date hereof, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company referred to above under the heading “Scope of Review” (collectively, the “Information”), are complete and correct at the date the Information was provided to us and did not contain any untrue statement of a material fact in respect of the Company and its affiliates or the Proposed Transaction and did not omit to state a material fact in relation to the Company and its affiliates or the Proposed Transaction necessary to make the Information not misleading in light of the circumstances under which the Information was presented and that, since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company and its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

The Opinion is being provided to the Board of Directors for its exclusive use only in considering the Proposed Transaction and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CIBC. Our Opinion is not intended to be and does not constitute a recommendation to the Board of Directors as to whether they should approve the Arrangement Agreement nor as a recommendation to any Copper Mountain Shareholder as to how to vote or act at the Copper Mountain Special Meeting or as an opinion concerning the trading price or value of any securities of Hudbay following the announcement or completion of the Proposed Transaction.

CIBC believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration to be received by Copper Mountain Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to Copper Mountain Shareholders.

Yours very truly,

APPENDIX J

TD SECURITIES FAIRNESS OPINION

(see attached)

TD Securities

TD Securities Inc.

66 Wellington Street West

TD Bank Tower, 9th Floor

Toronto, Ontario M5K 1A2

April 12, 2023

The Board of Directors of Hudbay Minerals Inc.

25 York Street, Suite 800

Toronto, Ontario

M5J 2V5

To the Board of Directors of Hudbay Minerals Inc.:

TD Securities Inc. (“TD Securities”) understands that Hudbay Minerals Inc. (“Hudbay”) is considering entering into an arrangement agreement (the “Arrangement Agreement”) with Copper Mountain Mining Corporation (“CMMC”), pursuant to which Hudbay would acquire all of the issued and outstanding common shares of CMMC (the “CMMC Shares”) pursuant to an arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Pursuant to the terms of the Arrangement Agreement, the holders of CMMC Shares (the “CMMC Shareholders”) will be entitled to receive, in exchange for each CMMC Share, 0.381 common shares of Hudbay (the “Hudbay Shares” and in aggregate, the “Consideration”). The above description is summary in nature. The specific terms and conditions of the Arrangement are set out in the Arrangement Agreement and are to be more fully described in the notices of special meetings of shareholders and joint management information circular (the “Information Circular”) of Hudbay and CMMC which is to be sent to the holders of Hudbay Shares (the “Hudbay Shareholders”) and CMMC Shareholders in connection with the Arrangement.

ENGAGEMENT OF TD SECURITIES

TD Securities was formally engaged by Hudbay pursuant to an engagement agreement dated April 11, 2023 (the “Engagement Agreement”), to provide financial advisory services to Hudbay in connection with the Arrangement.

Pursuant to the Engagement Agreement, Hudbay has asked TD Securities to prepare and deliver to the Board of Directors of Hudbay an opinion (the “Opinion”) regarding the fairness, from a financial point of view, to Hudbay of the Consideration to be paid pursuant to the Arrangement by Hudbay. TD Securities has not prepared a valuation of Hudbay, CMMC or any of their respective securities or assets and the Opinion should not be construed as such.

The terms of the Engagement Agreement provide that TD Securities will receive a fee for its services, no portion of which is contingent upon the conclusions reached in the Opinion, the execution of the Arrangement Agreement or the closing of the Arrangement, and will be reimbursed for its reasonable out-of-pocket expenses. Furthermore, Hudbay has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, investigations, damages and liabilities which may arise directly or indirectly from services performed by TD Securities in connection with the Engagement Agreement.

On April 12, 2023, TD Securities orally delivered the Opinion to the Board of Directors of Hudbay based upon and subject to the scope of review, assumptions and limitations and other matters described herein and contemplated by the Engagement Agreement. This Opinion provides the same opinion, in writing, as was given orally by TD Securities on April 12, 2023. Subject to the terms of the Engagement Agreement, TD Securities consents to the inclusion of the Opinion, in its entirety, in the Information Circular, along with a summary thereof, in a form acceptable to TD Securities, and to the filing thereof by Hudbay with the applicable Canadian securities regulatory authorities.

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TD Securities

CREDENTIALS OF TD SECURITIES

TD Securities is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. TD Securities also has significant international operations. TD Securities has been a financial advisor in a large number of transactions involving public and private companies in various industry sectors and has extensive experience in preparing valuations and fairness opinions.

The Opinion represents the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

RELATIONSHIP WITH INTERESTED PARTIES

Neither TD Securities nor any of its affiliated entities is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Hudbay, CMMC or any of their respective associates or affiliates (collectively, the “Interested Parties”). Neither TD Securities nor any of its affiliates is an advisor to any of the Interested Parties with respect to the Arrangement other than to Hudbay pursuant to the Engagement Agreement.

During the 24 months preceding the date on which TD Securities was first contacted with respect to the engagement of TD Securities by Hudbay, TD Securities and its affiliates have provided ordinary course advisory and investment banking services to Hudbay and CMMC, including acting as (i) financial advisor to Hudbay on a previous merger & acquisition engagement that did not materialize; and (ii) participant in Hudbay’s US$450 million credit facilities. The Toronto-Dominion Bank (“TD Bank”), the parent company of TD Securities, directly or through one or more affiliates, may provide banking services and other financing services to Hudbay, CMMC and related entities in the normal course of business.

TD Securities and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party, and, from time to time, may have executed or may execute transactions on behalf of any Interested Party or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement, Hudbay, CMMC or any other Interested Party.

The fees paid to TD Securities in connection with the foregoing activities, together with the fees payable to TD Securities pursuant to the Engagement Agreement, are not financially material to TD Securities. No understandings or agreements exist between TD Securities and any Interested Party with respect to future financial advisory or investment banking business, other than those that may arise as a result of the Engagement Agreement. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Hudbay, CMMC or any other Interested Party. TD Bank may continue to provide in the future, in the ordinary course of business, banking services including loans to Hudbay, CMMC or any other Interested Party.

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TD Securities

SCOPE OF REVIEW

In connection with the Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1.	A draft of the Arrangement Agreement as of April 11, 2023;

2.	Audited financial statements and management’s discussion and analysis related thereto of CMMC and Hudbay for the fiscal years ended December 31, 2020, 2021 and 2022;

3.	Other securities regulatory filings of CMMC and Hudbay for the years ended December 31, 2020, 2021 and 2022;

4.	National Instrument 43-101 Technical Report: Copper Mountain Mine, Life-Of-Mine Plan and 65 kt/d Expansion Study Update, NI 43-101 Technical Report, British Columbia, Canada dated September 30, 2022;

5.	Shareholders’ Agreement between Mitsubishi Materials Corporation, CMMC, and Similco Mines Ltd. dated July 31, 2009;

6.	Due diligence and other reports relating to CMMC prepared by Hudbay management and advisors;

7.	Operating and financial models prepared by CMMC and Hudbay;

8.	Relevant documents from CMMC virtual data room;

9.	Discussions with management of Hudbay;

10.	Representations contained in a certificate dated April 12, 2023, from senior officers of Hudbay (the “Certificate”);

11.	Various research publications prepared by equity research analysts regarding Hudbay, CMMC and other selected public entities considered relevant;

12.	Public information relating to the business, operations, financial performance and trading history of Hudbay, CMMC and other selected public entities considered relevant;

13.	Public information with respect to certain other transactions of a comparable nature considered relevant; and

14.

Such other financial, legal and operating information and materials assembled by Hudbay and CMMC management and such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has not, to the best of its knowledge, been denied access by Hudbay to any information requested by TD Securities. TD Securities did not meet with the auditors of Hudbay or CMMC and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the financial statements of Hudbay and CMMC and any reports of the auditors thereon.

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TD Securities

PRIOR VALUATIONS

Senior officers of Hudbay, on behalf of Hudbay and not in their personal capacities, have represented to TD Securities that, among other things, to the best of their knowledge, information and belief after due inquiry, there have been no valuations or appraisals relating to Hudbay or any affiliate or any of its material assets or liabilities made in the preceding 24 months and in the possession or control of Hudbay other than those which have been provided to TD Securities or, in the case of valuations known to Hudbay which it does not have within its possession or control, notice of which has not been given to TD Securities.

ASSUMPTIONS AND LIMITATIONS

With Hudbay’s acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy, completeness and fair presentation in all material respects of all financial and other data and information (collectively, the “Information”) filed by Hudbay and CMMC with securities regulatory or similar authorities (including on the System for Electronic Document Analysis and Retrieval (“SEDAR”)), provided to it by or on behalf of Hudbay or CMMC or their respective representatives in respect of Hudbay or CMMC and/or their respective affiliates, or otherwise obtained by TD Securities, including the Certificate identified above. The Opinion is conditional upon such accuracy, completeness and fair presentation in all material respects of the Information. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information.

With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses were prepared using the assumptions identified therein which TD Securities has been advised by Hudbay are (or were at the time of preparation and continue to be) reasonable in the circumstances. TD Securities expresses no independent view as to the reasonableness of such budgets, forecasts, projections and estimates or the assumptions on which they are based.

Senior officers of Hudbay, in their capacities as officers and not in their personal capacities, have represented to TD Securities in the Certificate, among other things, that to the best of their knowledge, information and belief after due inquiry: (i) Hudbay has no knowledge of any material facts, public or otherwise, not specifically provided to TD Securities relating to Hudbay or CMMC which would reasonably be expected to affect materially the Opinion to be given by TD Securities; (ii) with the exception of forecasts, projections or estimates referred to in subparagraph (iv) below, the Information as filed under Hudbay’s profile on SEDAR and/or provided to TD Securities by or on behalf of Hudbay or its representatives in respect of Hudbay and its affiliates in connection with the Arrangement is or, in the case of historical Information was, at the date of preparation, true, complete and accurate in all material respects and did not and does not contain any untrue statement of a material fact and does not omit to state a material fact necessary to make the Information not misleading in the light of circumstances in which it was presented; (iii) to the extent that any of the Information identified in subparagraph (ii) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities or updated by more current information not provided to TD Securities by Hudbay and there has been no material change, financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Hudbay and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion; and (iv) any portions of the Information provided to TD Securities (or filed on SEDAR) which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Hudbay, are (or were at the time of preparation and continue to be) reasonable in the circumstances.

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TD Securities

In preparing the Opinion, TD Securities has made a number of assumptions, including that all final or executed versions of agreements and documents will conform in all material respects to the drafts provided to TD Securities, that all conditions precedent to the consummation of the Arrangement can and will be satisfied, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities, courts of law, or third parties required in respect of or in connection with the Arrangement will be obtained in a timely manner, in each case without adverse condition, qualification, modification or waiver, that all steps or procedures being followed to implement the Arrangement are valid and effective and comply in all material respects with all applicable laws and regulatory requirements, that all required documents have been or will be distributed to Hudbay Shareholders and CMMC Shareholders, as applicable, in accordance with applicable laws and regulatory requirements, and that the disclosure in such documents is or will be complete and accurate in all material respects and such disclosure complies or will comply in all material respects with the requirements of all applicable laws and regulatory requirements. In its analysis in connection with the preparation of the Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of TD Securities, Hudbay, CMMC and their respective subsidiaries and affiliates or any other party involved in the Arrangement. Among other things, TD Securities has assumed the accuracy, completeness and fair presentation of and has relied upon the financial statements forming part of the Information. The Opinion is conditional on all such assumptions being correct.

The Opinion has been provided for the exclusive use of the Board of Directors of Hudbay in connection with the Arrangement. The Opinion may not be used or relied upon by any other person or for any other purpose without the express prior written consent of TD Securities. The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to Hudbay, nor does it address the underlying business decision to implement the Arrangement or any other term or aspect of the Arrangement or the Arrangement Agreement or any other agreements entered into or amended in connection with the Arrangement. In considering fairness, from a financial point of view, TD Securities considered the Arrangement from the perspective of Hudbay generally and did not consider the specific circumstances of Hudbay Shareholders or any particular Hudbay Shareholder, including with regard to income tax considerations. TD Securities expresses no opinion with respect to future trading prices of securities of Hudbay or CMMC. TD Securities has not undertaken an independent evaluation, appraisal or physical inspection of any assets or liabilities of Hudbay, CMMC or their respective subsidiaries and affiliates and has not visited any of Hudbay’s or CMMC’s mines or projects in connection with the Opinion. The Opinion is rendered as of April 12, 2023, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Hudbay, CMMC and their respective subsidiaries and affiliates as they were reflected in the Information provided to TD Securities. Any changes therein may affect the Opinion and, although TD Securities reserves the right to change, withdraw or supplement the Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to change, withdraw or supplement the Opinion after such date. TD Securities is not an expert on, and did not provide advice to the Board of Directors of Hudbay regarding, legal, accounting, regulatory or tax matters. The Opinion may not be summarized, published, reproduced, disseminated, quoted from or referred to without the express written consent of TD Securities.

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TD Securities

The preparation of a fairness opinion, such as the Opinion, is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the Opinion. Accordingly, the Opinion should be read in its entirety.

CONCLUSION

Based upon and subject to the foregoing and such other matters that TD Securities considered relevant, TD Securities is of the opinion that, as of April 12, 2023, the Consideration to be paid pursuant to the Arrangement by Hudbay is fair, from a financial point of view, to Hudbay.

Yours very truly,

TD SECURITIES INC.

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APPENDIX K

INFORMATION CONCERNING HUDBAY

Notice to Reader

The following information provided by Hudbay is presented on a pre-Arrangement basis (except where otherwise indicated) and reflects the current business, financial and share capital position of Hudbay. This information has been provided by Hudbay and is the sole responsibility of Hudbay and should be read in conjunction with the documents incorporated by reference into this “Appendix K – Information Concerning Hudbay” and the information concerning Hudbay appearing elsewhere in this Circular. CMMC does not assume any responsibility for the accuracy or completeness of such information. See “Information Concerning CMMC”, “Appendix L – Information Concerning CMMC” and “Information Concerning Hudbay Following the Arrangement” for business, financial and share capital information related to CMMC both before and after giving effect to the Arrangement.

Forward-Looking Statements

Certain statements contained in this “Appendix K – Information Concerning Hudbay”, and in the documents incorporated by reference herein, constitute forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) within the meaning of applicable Securities Laws. Such forward-looking statements relate to future events or Hudbay’s future performance. See “Joint Management Information Circular – Cautionary Statement Regarding Forward-Looking Statements”. Readers should also carefully consider the matters and cautionary statements discussed under the heading “Risk Factors” in this Circular, under “Appendix K – Information Concerning Hudbay – Risk Factors” below and the Hudbay AIF.

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC. Copies of the Hudbay documents incorporated herein by reference may be obtained on request without charge by contacting Hudbay’s Corporate Secretary by telephone at (416) 362-8181 or by email at info@hudbay.com. In addition, copies of the Hudbay documents incorporated herein by reference may be obtained by accessing the disclosure documents available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Hudbay’s filings through SEDAR and EDGAR are not incorporated by reference in this Circular except as specifically set out herein.

The following documents of Hudbay are filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada and are specifically incorporated by reference into and form an integral part of this Circular:

(a)	annual information form for the year ended December 31, 2022, dated March 30, 2023 (the “Hudbay AIF”);

(b)	audited consolidated annual financial statements for the years ended December 31, 2022 and 2021 (the “Hudbay Annual Financial Statements”);

(c)	unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023 and 2022 (the “Hudbay Q1 Interim Financial Statements”);

(d)	management’s discussion and analysis for the year ended December 31, 2022 (the “Hudbay Annual MD&A”);

(e)	management’s discussion for the three months ended March 31, 2023 (the “Hudbay Q1 Interim MD&A”);

(f)	management information circular dated April 3, 2023 relating to the annual and special meeting of Hudbay Shareholders held on May 10, 2023; and

(g)	the material change report of Hudbay dated April 21, 2023 relating to execution of the Arrangement Agreement.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms, marketing materials and business acquisition reports, and any other document which indicates on the cover page thereof that it is incorporated by reference in this Circular, that is filed by Hudbay with Canadian securities regulators on SEDAR at www.sedar.com after the date of this Circular and before the Hudbay Meeting are deemed to be incorporated by reference into this Circular. All such documents will also be filed with or furnished to the SEC by Hudbay and will be available under Hudbay’s issuer profile on EDGAR at www.sec.gov.

Any statement contained in this Circular or in any other document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

Non-GAAP Measures

In certain documents incorporated by reference into this “Appendix K – Information Concerning Hudbay”, there are references to certain non-GAAP financial performance measures. These are not recognized measures under IFRS and may not be comparable to similar measures reported by other gold mining companies. Readers are cautioned not to consider these non-GAAP financial performance measures as an alternative to, or more meaningful than measures of financial performance as determined in accordance with IFRS. Readers are further cautioned not to place undue reliance on any one financial measure.

For more information, see the Hudbay AIF, the Hudbay Annual MD&A and the Hudbay Annual Financial Statements, each of which is incorporated herein by reference.

Overview

Hudbay was formed by the amalgamation of Pan American Resources Inc. and Marvas Developments Ltd. on January 16, 1996, pursuant to the Business Corporations Act (Ontario) and changed its name to Pan American Resources Inc. On March 12, 2002, Hudbay acquired ONTZINC Corporation, a private Ontario corporation, through a reverse takeover and changed its name to ONTZINC Corporation. On December 21, 2004, Hudbay acquired Hudson Bay Mining and Smelting Co., Limited (“HBMS”) and changed its name to HudBay Minerals Inc. In connection with the acquisition of HBMS, on December 21, 2004, Hudbay amended its articles to consolidate its common shares on a 30 to 1 basis. On October 25, 2005, Hudbay continued under the CBCA. On August 15, 2011, we completed a vertical short-form amalgamation under the CBCA with our subsidiary, HMI Nickel Inc. On January 1, 2017, we completed a vertical short-form amalgamation under the CBCA with two of our subsidiaries, HBMS and Hudson Bay Exploration and Development Company Limited, and changed our name from HudBay Minerals Inc. to Hudbay Minerals Inc.

Our registered office is located at 333 Bay Street, Suite 3400, Bay Adelaide Centre, Toronto, Ontario M5H 2S7 and our principal executive office is located at 25 York Street, Suite 800, Toronto, Ontario M5J 2V5.

Our common shares are listed on the TSX, NYSE and Bolsa de Valores de Lima under the symbol “HBM”.

Corporate Structure

The following chart shows Hudbay’s principal subsidiaries as at December 31, 2022, its jurisdiction of incorporation and the percentage of voting securities beneficially owned by Hudbay or over which Hudbay has control or direction.

Notes:

1.	Hudbay owns our Canadian mining operations, is the borrower under our Canadian Credit Facility, the issuer of our Senior Unsecured Notes and a guarantor of our Peru Facility.

2.

HudBay Peru Inc. owns 99.98% of HudBay Peru S.A.C. (“Hudbay Peru”). The remaining 0.02% is owned by 6502873 Canada Inc., our wholly-owned subsidiary. HudBay Peru Inc. is a guarantor of our Credit Facilities and our Senior Unsecured Notes.

3.	Hudbay Peru owns the Constancia mine, is the borrower under our Peru Facility and is a guarantor of our Canadian Credit Facility and our Senior Unsecured Notes.

4.	HudBay (BVI) Inc. (“Hudbay BVI”) is the party to the precious metals stream agreement in respect of the Constancia mine.

5.	HudBay Marketing & Sales Inc. markets and sells certain mineral products and is a guarantor of our Credit Facilities and our Senior Unsecured Notes.

6.	Hudbay Arizona Inc., through its subsidiaries, indirectly owns 100% of Copper World, Inc. (formerly known as Rosemont Copper Company) and Mason Resources (US) Inc. (“Mason US”).

7.	Copper World, Inc. (formerly known as Rosemont Copper Company) owns a 100% interest in the Copper World project.

8.	Mason US owns a 100% interest in the Mason project in Nevada as well as certain exploration properties in the surrounding area.

9.	HudBay Arizona (Barbados) SRL is the party to the precious metals stream agreement in respect of the Copper World project.

Description of Business

Hudbay is a diversified mining company with long-life assets in North and South America. Hudbay’s Constancia operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Hudbay’s Snow Lake operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay has an organic pipeline that includes the Copper World project in Arizona and the Mason project in Nevada (United States), and its growth strategy is focused on the exploration, development, operation, and optimization of properties already controlled, as well as other mineral assets it may acquire that fit its strategic criteria.

Hudbay has three material mineral projects:

1.	its 100% owned Constancia mine, an open pit copper mine in Peru, which achieved commercial production in the second quarter of 2015;

2.	its 100% owned Lalor mine, an underground gold, zinc and copper mine near Snow Lake, Manitoba, which achieved commercial production in the third quarter of 2014; and

3.	its 100% owned Copper World project, a copper development project in Pima County, Arizona.

In addition to its mining properties in northern Manitoba, Hudbay owns and operate a portfolio of processing facilities, including its Stall concentrator, which produces zinc and copper concentrates, and its recently refurbished New Britannia mill, which produces copper concentrate and gold/silver doré. Hudbay’s Flin Flon concentrator, which produced zinc and copper concentrates, closed in 2022 and is currently on care and maintenance. Hudbay also owns a number of properties in the Snow Lake region within trucking distance of the Stall and New Britannia mills that have the potential to provide additional feed for our Snow Lake operations.

In Peru, Hudbay owns and operates a processing facility at Constancia, which produces copper and molybdenum concentrates from Hudbay’s Constancia and Pampacancha deposits. Hudbay also owns a large, contiguous block of mineral rights within trucking distance of the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. Following the execution of a surface rights exploration agreement with the community of Uchucarcco in August 2022, Hudbay has commenced early exploration activities at the Maria Reyna and Caballito properties. Hudbay also owns a 100% interest in the Llaguen project, a greenfield project located close to existing infrastructure in Northern Peru for which initial mineral resource estimates were published in 2022.

Additionally, in Nevada, Hudbay owns a 100% interest in the Mason project, an early-stage copper project with a substantial mineral resource and a robust PEA.

The following map shows where Hudbay’s primary assets and certain exploration properties are located:

Recent Developments

On April 13, 2023, Hudbay and CMMC entered into the Arrangement Agreement pursuant to which Hudbay agreed to acquire all of the issued and outstanding CMMC Shares. The Arrangement will be effected by way of a court approved Plan of Arrangement under the BCBCA involving, among others, CMMC and the CMMC Shareholders, pursuant to the terms of the Arrangement Agreement, the Interim Order and the Final Order. Subject to receipt of the CMMC Shareholder Approval, the Hudbay Shareholder Approval, the Final Order and the satisfaction or waiver of certain other conditions, Hudbay will acquire all of the issued and outstanding CMMC Shares on the Effective Date.

If completed, the Arrangement will result in Hudbay acquiring all of the issued and outstanding CMMC Shares on the Effective Date, CMMC will become a wholly owned subsidiary of Hudbay and Hudbay will continue the operations of Hudbay and CMMC on a combined basis. Pursuant to the Plan of Arrangement, at the Effective Time, CMMC Shareholders (other than Dissenting Shareholders) will receive 0.381 of a Hudbay Share for each CMMC Share or CMMC CDI held at the Effective Time.

Former Hudbay Shareholders and Former CMMC Shareholders are expected to own approximately 76% and 24% of the Hudbay Shares in the Combined Company, respectively, immediately following completion of the Arrangement (on a non diluted basis), in each case based on the number of Hudbay Shares and CMMC Shares issued and outstanding as of April 12, 2023.

For a full description of the Arrangement and the Arrangement Agreement, see “The Arrangement” and “The Arrangement Agreement” in this Circular.

Description of Capital Structure

Common Shares

Hudbay is authorized to issue an unlimited number of Hudbay Shares, of which there were 262,053,610 issued and outstanding as of May 12, 2023 (being the final trading day prior to the date of this Circular).

Hudbay Shareholders are entitled to receive notice of any meetings of our shareholders, to attend and to cast one vote per Hudbay Share at all such meetings. Hudbay Shareholders do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Hudbay Shares entitled to vote in any election of directors may elect all directors standing for election. Hudbay Shareholders are entitled to receive, on a pro-rata basis, such dividends, if any, as and when declared by the Hudbay Board at its discretion from funds legally available therefor. Upon our liquidation, dissolution or winding up, Hudbay Shareholders are entitled to receive, on a pro-rata basis, our net assets after payment of debts and other liabilities, in each case, subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the Hudbay Shareholders with respect to dividends or liquidation. The Hudbay Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

Hudbay is authorized to issue an unlimited number of preference shares, none of which were issued and outstanding as of May 12, 2023 (being the final trading day prior to the date of this Circular).

Preference shares may from time to time be issued and the Hudbay Board may fix the designation, rights, privileges, restrictions and conditions attaching to any series of preference shares. Preference shares shall be entitled to preference over the common shares and over any other of our shares ranking junior to the preference shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of our liquidation, dissolution or winding up or any other return of capital or distribution of our assets among our shareholders for the purpose of winding up our affairs. Preference shares may be convertible into Hudbay Shares at such rate and upon such basis as the Hudbay Board in their discretion may determine. No holder of preference shares will be entitled to receive notice of, attend, be represented at or vote at any annual or special meeting, unless the meeting is convened to consider our winding up, amalgamation or the sale of all or substantially all of our assets, in which case each holder of preference shares will be entitled to one vote in respect of each preference share held. Holders of preference shares will not be entitled to vote or have rights of dissent in respect of any resolution to, among other things, amend our articles to increase or decrease the maximum number of authorized preference shares, increase or decrease the maximum number of any class of shares having rights or privileges equal or superior to the preference shares, exchange, reclassify or cancel preference shares, or create a new class of shares equal to or superior to the preference shares.

Senior Unsecured Notes

On September 23, 2020, Hudbay issued $600 million aggregate principal amount of 6.125% senior unsecured notes due 2029 (the “2029 Notes”). The proceeds of this offering were used to redeem $400 million of Hudbay’s outstanding 7.250% senior unsecured notes due 2023 (the “2023 Redeemed Notes”) and to pay any related premium, costs, and expenses for general corporate purposes. The 2029 Notes have extended maturity dates, significantly reduced interest costs and a more flexible covenant structure as compared to the 2023 Redeemed Notes.

On March 8, 2021 Hudbay issued $600 million aggregate principal amount of 4.50% senior unsecured notes due 2026 (the “2026 Notes”). The proceeds of this offering were used to redeem $600 million of our outstanding 7.625% senior unsecured notes due 2025 (the “2025 Redeemed Notes”). The 2026 Notes have extended maturity dates, significantly reduced interest costs and a more flexible covenant structure as compared to the 2025 Redeemed Notes.

The 2026 Notes and the 2029 Notes (together, the “Senior Unsecured Notes”) are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by substantially all of our existing and future subsidiaries other than our subsidiaries associated with the Rosemont and Mason projects and certain newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development. The Senior Unsecured Notes contain certain customary covenants and restrictions for a financing instrument of this type. Although there are no maintenance covenants with respect to Hudbay’s financial performance, there are transaction-based restrictive covenants that limit Hudbay’s ability to incur additional indebtedness and make restricted payments in certain circumstances.

On or after April 1, 2023 (in the case of the 2026 Notes), or April 1, 2024 (in the case of the 2029 Notes) Hudbay may redeem the Senior Unsecured Notes, at our option in whole or in part, at the redemption prices (expressed as percentages of the principal amount of such series of the Senior Unsecured Notes to be redeemed) set forth below, plus accrued and unpaid interest to the applicable date of redemption, if redeemed during the twelve-month period beginning on April 1 of each of the years indicated below:

2026 Notes		2029 Notes
Year	Percentage	Year	Percentage
2023	102.250%	2024	103.063%
2024	101.125%	2025	102.042%
2025 and thereafter	100.000%	2026	101.021%
		2027 and thereafter	100.000%

Consolidated Capitalization of Hudbay

Except as otherwise described herein, there have been no material changes in Hudbay’s share and debt capital, on a consolidated basis, since March 31, 2023, the date of Hudbay’s most recently filed consolidated financial statements. See the Hudbay Annual Financial Statements, the Hudbay Q1 Interim Financial Statements, the Hudbay Annual MD&A and the Hudbay Q1 Interim MD&A, which are incorporated by reference in this Circular, for additional information with respect to Hudbay’s consolidated capitalization.

Also see the table under the heading “Information Concerning Hudbay Following the Arrangement” in this

Circular for more information about Hudbay’s consolidated capitalization both before and after giving effect to the Arrangement.

Dividends

Since September 2013, Hudbay has paid a semi-annual dividend in March and September of C$0.01 per share. At all times, the declaration of dividends is subject to the discretion of the Hudbay Board.

Market For Securities

The Hudbay Shares are listed on the TSX and the NYSE under the symbol “HBM”. The volume of trading and the high and low trading price of our common shares on the TSX and NYSE during the periods indicated are set forth in the following table.

Trading of Common Shares on TSX				Trading of Common Shares on NYSE
Period	High (C$)	Low (C$)	Volume (common shares)	High ($)	Low ($)	Volume (common shares)
2022
January	10.47	8.67	21,870,183	8.39	6.79	23,614,451
February	10.68	9.03	22,072,794	8.44	7.04	25,425,371
March	11.17	9.26	30,176,067	8.75	7.23	32,822,056
April	10.28	7.65	26,287,251	8.23	5.98	27,429,455
May	8.34	6.48	27,669,811	6.52	4.96	33,408,775
June	7.82	5.05	24,626,442	6.20	3.91	30,668,801
July	5.50	4.07	22,657,830	4.24	3.08	35,344,726
August	6.49	4.40	25,491,339	5.02	3.41	35,294,902
September	6.15	5.04	23,109,697	4.74	3.70	22,999,758
October	6.22	5.00	30,239,496	4.57	3.62	30,108,787
November	7.69	5.24	35,945,697	5.74	3.88	41,295,890
December	7.92	6.72	24,805,182	5.88	4.92	45,016,990
2023
January	8.47	6.82	31,384,544	6.34	5.02	71,350,565
February	7.71	6.04	27,409,020	5.80	4.30	44,929,590
March	7.41	5.89	27,525,333	5.44	4.26	57,888,932
April	7.35	6.60	33,858,867	5.49	4.86	68,282,262
May 1-12	7.14	6.11	17,905,300	5.35	4.53	22,874,600

On May 12, 2023 (being the final trading day prior to the date of this Circular), the closing prices of the Hudbay Shares on the TSX and NYSE were C$6.30 and $4.66 per Hudbay Share, respectively.

Prior Sales

The following table summarizes the issuance of unlisted securities by Hudbay in the 12 months preceding the date of this Circular.

Date Issued	Type of Security	Amount Issued(1)	Exercise Price
July 15, 2022	Hudbay DSUs	87,337	N/A
August 11, 2022	Hudbay RSUs	6,371	N/A
August 11, 2022	Hudbay Options	3,275	C$5.89
September 23, 2022	Hudbay PSUs	2,866	N/A
September 23, 2022	Hudbay RSUs	3,959	N/A
September 23, 2022	Hudbay DSUs	2,295	N/A
October 15, 2022	Hudbay DSUs	70,982	N/A
January 15, 2023	Hudbay DSUs	47,729	N/A
February 28, 2023	Hudbay PSUs	580,275	N/A
February 28, 2023	Hudbay RSUs	873,371	N/A
February 28, 2023	Hudbay Options	801,661	C$6.75
March 24, 2023	Hudbay PSUs	1,777	N/A
March 24, 2023	Hudbay RSUs	2,834	N/A
March 24, 2023	Hudbay DSUs	2,140	N/A
April 15, 2023	Hudbay DSUs	52,318	N/A

Notes:

(1)

Where partial Hudbay DSUs, Hudbay RSUs or Hudbay PSUs have been issued on the dates listed in the table above, the “Amount Issued” for each such partial issuance of units has been rounded to the nearest whole number.

(2)

Hudbay DSUs are issued to members of the Hudbay Board from time to time as equity-based compensation. Hudbay DSUs are vested at the time of the applicable grant, but they are not paid out until after a director departs from the Hudbay Board, at which time they are paid out in cash equal to the number of Hudbay DSUs held multiplied by the price of the Hudbay Shares at the time the Hudbay DSUs are paid. When dividends are paid on Hudbay Shares, holders of Hudbay DSUs receive dividend equivalents, which entitle the holder to the number of additional Hudbay DSUs equal to the number of Hudbay DSUs held multiplied by the per share amount of the dividend, divided by the price of Hudbay Shares at the time the dividend is paid. (3) All Hudbay PSUs are notional units that are each redeemable for a Hudbay Share or a cash amount equal to the value of a Hudbay Share at the vesting date. Hudbay PSUs vest after three years and have performance-based conditions based on a mix of relative total shareholder return, as to 75% of the applicable grant, and return on invested capital, as to 25% of the applicable grant.

(4)	All Hudbay RSUs are notional units that are each redeemable for a Hudbay Share or a cash amount equal to the value of a Hudbay Share at the vesting date. Hudbay RSUs vest after three years.
(5)	All Hudbay Options vest in equal installments over three years and remain exercisable for seven years.

Interest of Informed Persons in Material Transactions

Except as otherwise disclosed in the Hudbay AIF, there were no material interests, direct or indirect, of Hudbay’s directors or executive officers, or any director or executive officer of a Subsidiary of Hudbay or any Person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Hudbay Shares, or any associate or affiliate of such Persons, in any transaction since the commencement of Hudbay’s last completed financial year or in any proposed transaction which has materially affected, or would materially affect, Hudbay or any of its Subsidiaries.

Material Contracts

Except as otherwise disclosed in this Circular and as discussed in the Hudbay AIF, during the 12 months prior to the date of this Circular, Hudbay has not entered into any contracts, nor are there any contracts still in effect, that are material to Hudbay or any of its Subsidiaries, other than contracts entered into in the ordinary course of business. See “Material Contracts” in the Hudbay AIF, which is incorporated by reference in this Circular.

Auditor, Transfer Agent and Registrar

Hudbay’s auditor is Deloitte LLP and its registrar and transfer agent is TSX Trust, located in Toronto, Ontario.

Risk Factors

An investment in the securities of Hudbay and the completion of the Arrangement are subject to certain risks. In addition to considering the other information in this Circular, including the risk factors relating to the Arrangement set forth under “Risk Factors” in this Circular, readers should carefully consider the risk factors described under the heading “Risk Factors” in the Hudbay AIF which is incorporated by reference in this Circular. If any of the identified risks were to materialize, Hudbay’s business, financial position, results and/or future operations may be materially affected. The risk factors identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Hudbay that may present additional risks in the future.

Interests of Experts

TD Securities is named as having prepared or certified a report, statement or opinion in this Circular, specifically its fairness opinion. See “The Arrangement – Hudbay Fairness Opinion”. Except for the fees to be paid to the financial advisors, to the knowledge of Hudbay, none of the foregoing financial advisors, their directors, officers, employees and partners, as applicable, or their respective associates or affiliates, beneficially owns, directly or indirectly, 1% or more of any outstanding securities of Hudbay or any associate or affiliate of Hudbay, has received or will receive any direct or indirect interests in the property of Hudbay or any of its associates or affiliates, or is expected to be elected, appointed or employed as a director, officer or employee of Hudbay or any associate or affiliate thereof.

The Hudbay Annual Financial Statements, incorporated by reference in this Circular, have been audited by Deloitte LLP, as set forth in their report thereon. Deloitte LLP is independent with respect to Hudbay within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB.

Additional Information

Additional information relating to Hudbay is available under Hudbay’s issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Financial information concerning Hudbay is provided in the Hudbay Annual Financial Statements, the Hudbay Q1 Interim Financial Statements, the Hudbay Annual MD&A and the Hudbay Q1 Interim MD&A, which can be accessed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The information contained on, or accessible through, any of these websites is not incorporated by reference into this Circular and is not, and should not be considered to be, a part of this Circular unless it is explicitly so incorporated. See “Documents Incorporated by Reference” above.

Hudbay Shareholders may contact Hudbay’s Corporate Secretary by telephone at (416) 362-8181 or by email at info@hudbay.com to request copies of Hudbay’s financial statements and management’s discussion and analysis. Copies of this Circular and the other Hudbay Meeting Materials may also be found under Hudbay’s issuer profiles on SEDAR and EDGAR.

APPENDIX L

INFORMATION CONCERNING CMMC

Notice to Reader

The following information provided by CMMC is presented on a pre-Arrangement basis (except where otherwise indicated) and reflects the current business, financial and share capital position of CMMC. This information has been provided by CMMC and is the sole responsibility of CMMC and should be read in conjunction with the documents incorporated by reference into this “Appendix L—Information Concerning CMMC” and the information concerning CMMC appearing elsewhere in this Circular. Hudbay does not assume any responsibility for the accuracy or completeness of such information. See “Information Concerning Hudbay”, “Appendix K – Information Concerning Hudbay” and “Information Concerning Hudbay Following the Arrangement” of this Circular for business, financial and share capital information related to Hudbay both before and after giving effect to the Arrangement.

In this Appendix L, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to “dollars”, “C$” or “$” are to Canadian dollars, references to “US$” are to United States dollars and references to “A$” are to Australian dollars.

Forward Looking Statements

Certain statements contained in this “Appendix L—Information Concerning CMMC”, and in the documents incorporated by reference herein, constitute forward looking statements within the meaning of applicable Securities Laws. Such forward looking statements relate to future events or CMMC’s future performance. See “Joint Management Information Circular – Cautionary Statement Regarding Forward-Looking Statements”. Readers should also carefully consider the matters and cautionary statements discussed under the heading “Risk Factors” in this Circular, under “Appendix L—Information Concerning CMMC –Risk Factors” below and under the heading “Risks and Uncertainties” in the CMMC AIF and CMMC Q1 Interim MD&A.

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada, other than Quebec. Copies of the CMMC documents incorporated herein by reference may be obtained on request without charge by contacting Tom Halton, Director, Investor Relations and Corporate Communications by telephone at 1 604-682-2992 or by email at Tom.Halton@CuMtn.com. In addition, copies of the CMMC documents incorporated herein by reference may be obtained by accessing the disclosure documents available on SEDAR under CMMC’s issuer profile at www.sedar.com. CMMC’s filings through SEDAR are not incorporated by reference in this Circular except as specifically set out herein.

The following documents of CMMC are filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada, other than Quebec, and are specifically incorporated by reference into and form an integral part of this Circular:

(a)	annual information form for the year ended December 31, 2022, dated March 27, 2023 (the “CMMC AIF”);

(b)	audited consolidated annual financial statements for the year ended December 31, 2022 and 2021 (the “CMMC Annual Financial Statements”);

(c)	unaudited consolidated interim financial statements for the three months ended March 31, 2023 and 2022 (the “CMMC Q1 Interim Financial Statements”);

(d)	management’s discussion and analysis for the year ended December 31, 2022 (the “CMMC Annual MD&A”);

(e)	management’s discussion and analysis for the three months ended March 31, 2023 (the “CMMC Q1 Interim MD&A”);

(f)	management information circular dated April 28, 2022 relating to the annual meeting of CMMC Shareholders held on June 9, 2022 (the “CMMC AGM Circular”); and

(g)	the material change report of CMMC dated April 21, 2023 relating to the execution of the Arrangement Agreement.

Any documents of the type required by National Instrument 44 101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms, marketing materials and business acquisition reports, and any other document which indicates on the cover page thereof that it is incorporated by reference in this Circular, that is filed by CMMC with Canadian securities regulators on SEDAR under CMMC’s issuer profile at www.sedar.com after the date of this Circular and before the CMMC Meeting are deemed to be incorporated by reference into this Circular.

Any statement contained in this Circular or in any other document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

Non-GAAP Measures

In certain documents incorporated by reference into this “Appendix L – Information Concerning CMMC”, there are references to certain non-GAAP financial performance measures. These are not recognized measures under IFRS and may not be comparable to similar measures reported by other mining companies. Readers are cautioned not to consider these non-GAAP financial performance measures as an alternative to, or more meaningful than, measures of financial performance as determined in accordance with IFRS. Readers are further cautioned not to place undue reliance on any one financial measure.

For more information, see the CMMC AIF, the CMMC Annual MD&A, the CMMC Annual Financial Statements, the CMMC Q1 Interim MD&A and the CMMC Q1 Interim Financial Statements, each of which is incorporated herein by reference.

Overview

CMMC is a Canadian copper metal mining company with operations in British Columbia, Canada. Its principal operating asset is the 75%-owned Copper Mountain Mine, an open pit copper mine in southern British Columbia, Canada. The Copper Mountain Mine also produces gold and silver as by-product metals. The remaining 25% of the Copper Mountain Mine is owned by a subsidiary of Mitsubishi Materials Corporation.

CMMC was incorporated pursuant to the provisions of the BCBCA on April 20, 2006.

The head office and registered and records office of CMMC is located at Suite 1700-700 West Pender Street, Vancouver, British Columbia, V6C 1G8 and Suite 2600-700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, respectively.

The CMMC Shares are listed on the TSX under the symbol “CMMC” and on the ASX under the symbol “C6C”.

Corporate Structure

The following is a diagram of the intercorporate relationships among CMMC and certain of its subsidiaries, including their respective jurisdiction of incorporation. Except as indicated in the diagram below, all of CMMC’s material subsidiaries are wholly-owned.

Recent Developments

On April 13, 2023, CMMC entered into the Arrangement Agreement with Hudbay pursuant to which the Parties agreed to undertake the Arrangement. The Arrangement is an acquisition by Hudbay of all of the issued and outstanding CMMC Shares (other than CMMC Shares held by Dissenting Shareholders, if any) in exchange for Hudbay Shares by way of a court-approved plan of arrangement under Part 9, Division 5 of the BCBCA. Under the Arrangement, each CMMC Shareholder (other than any Dissenting Shareholders) will receive 0.381 of a Hudbay Share for each CMMC Share or CMMC CDI held. If the Arrangement is completed, CMMC will become an indirect wholly-owned Subsidiary of Hudbay. For a full description of the Arrangement and the Arrangement Agreement, see “The Arrangement” and “The Arrangement Agreement” in this Circular.

Description of Capital Structure

CMMC’s authorized share capital consists of an unlimited number of CMMC Shares, without par value, of which 214,855,131 CMMC Shares were issued and outstanding as at May 12, 2023, the business day immediately prior to the date of this Circular. In addition, CMMC had 3,786,659 CMMC Shares reserved for issuance pursuant to outstanding CMMC Options, which were exercisable at a weighted average price of $0.87 per CMMC Share, as at May 12, 2023.

CMMC’s other share-based payments consist of CMMC PSUs and CMMC RSUs issued and issuable under the CMMC PSU Plan, the CMMC RSU Plan and the CMMC LTIP (as applicable) and prior plans, and CMMC DSUs issued and issuable under the CMMC DSU Plan. As at May 12, 2023, 2,754,375 CMMC PSUs were outstanding, 3,020,441 CMMC RSUs were outstanding and 935,645 CMMC DSUs were outstanding.

In 2021, CMMC completed an offering of senior secured bonds (the “CMMC Bonds”) in an aggregate principal amount of $250,000,000 issued by CMMC pursuant to the Nordic bonds agreement dated April 8, 2021 between CMMC and Nordic Trustee AS, as amended and restated by an amendment and restatement agreement dated December 8, 2022. The CMMC Bonds mature on April 9, 2026 and bear interest at an annual rate of 8.0%.

CMMC Shares

All of the CMMC Shares rank equally as to voting rights, participation in a distribution of CMMC’s assets on a liquidation, dissolution or winding-up and the entitlement to dividends. The holders of CMMC Shares are entitled to receive notice of, and to attend and vote at, all meetings of such holders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each CMMC Share carries with it the right to one vote.

In the event of CMMC’s liquidation, dissolution or winding-up or other distribution of CMMC’s assets, the holders of the CMMC Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after CMMC has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the CMMC Board.

Any alteration of the rights attached to the CMMC Shares must be approved by at least two-thirds of the CMMC Shares voted at a meeting of CMMC Shareholders.

CMMC Bonds

On April 9, 2021, CMMC completed an offering of CMMC Bonds. The CMMC Bonds mature on April 9, 2026 and bear interest at an annual rate of 8.0%, payable semi-annually on April 9 and October 9. Semi-annual principal installments in the amount of $5,000,000 are payable on each interest payment date.

The CMMC Bonds are secured by a general security agreement on the assets of CMMC. CMMC may redeem all or part of the principal amount of the outstanding CMMC Bonds at any time from October 2023, at redemption prices ranging from 104% to 100%, plus accrued and unpaid interest to the date of redemption. At December 31, 2022, the value of the prepayment options was nominal.

The CMMC Bonds require CMMC to maintain a minimum cash amount of: (a) $10,000,000, on an unconsolidated basis, subject to the Liquidity Covenant Step-up (as defined below); and (b) $10,000,000 at the Copper Mountain Mine. If, at the end of a quarter, the Leverage Ratio (defined as net debt to trailing twelve months adjusted EBITDA) exceeds 4.00 : 1.00, CMMC is required to, on an unconsolidated basis, maintain a minimum cash balance of an amount equal to (i) $25,000,000 less (ii) an amount equal to the amount deposited in the debt service account (the “Liquidity Covenant Step-up”).

In connection with the sale of the Eva Copper Project in December 2022, CMMC was required to offer to repurchase US$87,000,000 principal amount of the CMMC Bonds at an offer price of 103% of the nominal amount with accrued interest. In January 2023, CMMC repurchased US$87,000,000 principal amount of the CMMC Bonds for US$89,600,000 plus accrued interest of US$2,000,000, thereby reducing CMMC’s total nominal value of bonds outstanding to US$148,000,000.

Market for Securities

CMMC is a reporting issuer in each of the provinces and territories of Canada other than Quebec. The CMMC Shares are listed on the TSX under the symbol “CMMC” and on the ASX under the symbol “C6C”.

Price Range and Trading Volume of the CMMC Shares

The following table sets forth, for the periods indicated, the reported high, low and month-end closing trading prices and the aggregate volume of trading of the CMMC Shares on the TSX and the ASX.

Trading of CMMC Shares on the TSX
Price
Period	High	Low		Monthly Volume
May 1 to 12, 2023	$2.69		$2.31	9,702,198
April 2023	$2.78	C$	2.05	36,226,300
March 2023	$2.43		$1.71	28,696,600
February 2023	$2.35		$1.93	20,851,200
January 2023	$2.45		$1.64	27,586,000
December 2022	$1.94		$1.67	18,109,724
November 2022	$1.95		$1.43	50,052,682
October 2022	$2.17		$1.52	30,333,131
September 2022	$1.67		$1.26	19,922,756
August 2022	$1.78		$1.41	18,856,245
July 2022	$1.82		$1.23	29,647,728
June 2022	$3.00		$1.64	24,918,707
May 2022	$2.96		$2.02	33,488,448
April 2022	$3.92		$2.76	27,748,402

Trading of CMMC Shares on the ASX
Price
Period	High		Low		Monthly Volume
May 1 to 12, 2023	A$	2.91	A$	2.51	403,460
April 2023	A$	2.96	A$	2.23	1,517,990
March 2023	A$	2.58	A$	1.95	584,640
February 2023	A$	2.43	A$	2.08	645,851
January 2023	A$	2.67	A$	1.86	1,100,469
December 2022	A$	2.09	A$	1.90	746,200
November 2022	A$	2.20	A$	1.72	1,070,741
October 2022	A$	2.25	A$	1.72	785,289
September 2022	A$	1.90	A$	1.43	1,227,909
August 2022	A$	2.50	A$	1.61	1,929,752
July 2022	A$	2.62	A$	1.46	965,250
June 2022	A$	3.18	A$	2.00	356,109
May 2022	A$	3.22	A$	2.40	583,521
April 2022	A$	4.17	A$	3.07	413,904

On May 12, 2023 (being the final trading day prior to the date of this Circular), the closing prices of the CMMC Shares and CMMC CDIs on the TSX and ASX were $2.41 and A$2.56 per CMMC Share and CMMC CDI, respectively.

Dividend Record and History

CMMC has not paid any dividends since incorporation and does not anticipate declaring any dividends on the CMMC Shares in the foreseeable future. The payment of future cash dividends, if any, will be reviewed periodically by the CMMC Board and will depend upon, among other things, conditions then existing, including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions, and other factors.

Prior Sales

The following table summarizes the issuance of CMMC Options, CMMC PSUs, CMMC RSUs and CMMC DSUs by CMMC in the 12 months preceding the date of this Circular.

Date of Issue	Number of Securities	Price of Security	Type of Security
June 6, 2022	16,079	$2.76	RSUs
June 6, 2022	16,079	$2.76	PSUs
July 18, 2022	7,084	$1.53	RSUs
July 18, 2022	7,084	$1.53	PSUs
September 1, 2022	31,398	$1.60	RSUs
November 24, 2022	46,012	$1.63	RSUs

Date of Issue	Number of Securities	Price of Security	Type of Security
April 17, 2023	639,756	$2.64	RSUs
April 17, 2023	908,415	$2.64	PSUs
April 17, 2023	284,091	$2.64	DSUs
April 24, 2023	60,120	$2.67	RSUs
April 24, 2023	528,675	$2.67	PSUs

Statement of Executive Compensation

The following information is presented by the management of CMMC in accordance with Form 51-102F6 – Statement of Executive Compensation and sets forth, among other things, the compensation of each director and each “named executive officer” (being the President and Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers of CMMC other than the President and Chief Executive Officer and Chief Financial Officer) as of December 31, 2022. CMMC’s “named executive officers” for the year ended December 31, 2022 are Mr. Gilmour Clausen, President and Chief Executive Officer, Ms. Letitia Wong, Executive Vice President, Chief Financial Officer, Mr. Don Strickland, Executive Vice President, Chief Operating Officer, Mr. Brad Bolger, Senior Vice President, Finance, Mr. Lance Newman, Senior Vice President, Project Development, Mr. Patrick Redmond, Senior Vice President, Exploration and Geoscience, and Mr. Rodney Shier, former Chief Financial Officer (collectively, the “NEOs”).

Unless otherwise indicated, all information provided in this “Appendix L - Information Concerning CMMC – Statement of Executive Compensation” is provided as of December 31, 2022. For more information, see “The Arrangement – Arrangement Mechanics” and “Securities Law Matters – Interests of Certain Persons in the Arrangement” in this Circular and the CMMC AGM Circular, which is incorporated herein by reference.

Compensation Decision-Making Process

CMMC’s compensation program design and decision-making process involves the President and Chief Executive Officer and executive team members, the Compensation and People Committee of the CMMC Board (the “Compensation Committee”) and the CMMC Board, with the benefit of advice from the Compensation Committee’s independent compensation consultant. As outlined in the flowchart below, the Compensation Committee makes recommendations with respect to executive compensation to the CMMC Board. In doing so, the Compensation Committee seeks advice from an independent compensation consultant and solicits input from other directors and CMMC’s executive team.

President and Chief Executive Officer and Executive Team

•	Reviews and analyzes current compensation strategy.

•	Reviews input from the independent compensation consultant provided to them by the Compensation Committee.

•	Provides recommendations regarding compensation strategies and compensation, including a review by the President and Chief Executive Officer of performance and compensation of other executives.

•	Assists the Compensation Committee in discharging its duties by:

•	Reporting on compensation, succession planning and retention-related risks.

•	Proposing near-term corporate objectives and associated targets as part of CMMC’s short-term incentives and determining achievements relative to such objectives.

•	Proposing LTIP performance metrics and determining achievements relative to such metrics.

•	Proposing changes to administration of CMMC’s LTIP.

•	Compiling compensation data and drafting applicable compensation disclosure.

Independent Compensation Consultant

•	Provides the Compensation Committee with independent advice on compensation-related matters, including:

•	Compensation philosophy and strategy.

•	Development of a peer group of companies that reflects CMMC’s current size and stage of development.

•	Executive and independent director compensation levels relative to the peer group.

•	Industry practices regarding short-term and long-term incentive compensation programs.

•	Review of management-prepared materials and recommendations.

•	Compensation governance matters, including providing guidance on best practices in the governance of compensation and related trends in the mining industry.

Compensation Committee

•	Reviews, assesses and makes recommendations to the CMMC Board with respect to compensation-related matters, including:

•	Compensation philosophy, strategy, policies and programs to ensure continued alignment with CMMC’s strategic objectives, stakeholders and peer group.

•

The goals and objectives of the President and Chief Executive Officer and their compensation levels based on the Compensation Committee’s evaluation of their performance relative to such goals and objectives.

•	The compensation of other executives of CMMC based on recommendations made by the President and Chief Executive Officer.

•	The compensation of non-executive directors.

•	CMMC’s executive compensation disclosure.

•	Compensation governance matters and best practices.

•	Considers comparative data, benchmarking, advice of its independent compensation consultant and results from advisory “Say on Pay” votes.

•	Administers and interprets CMMC’s LTIP.

•	Assesses and provides oversight to the executive team regarding material risks relating to CMMC’s compensation programs.

CMMC Board

•	Reviews recommendations from the Compensation Committee.

•	Considers CMMC’s objectives and strategy, current market conditions, stakeholders, results from advisory “Say on Pay” votes, peer group and other relevant factors.

•	Approves compensation philosophy, strategy, policies and programs, incentive compensation plans, corporate objectives, executive compensation, non-executive director compensation and related matters.

Composition of the Compensation Committee

The Compensation Committee assumes responsibility for reviewing and monitoring the long-range compensation strategy for senior management of CMMC.

As of the date of this Circular, the Compensation Committee is comprised of Mr. William Washington (Chair), Ms. Michele Buchignani and Mr. Peter Sullivan. Mr. Bruce Aunger served as a member of the Compensation Committee in 2022 until his retirement from the CMMC Board on June 9, 2022, and was replaced at such time with Ms. Buchignani. All members of the Compensation Committee are, and during 2022 were, independent directors. Each of the members of the Compensation Committee has business and other experience which is relevant to his or her work on the Compensation Committee. By virtue of their differing professional backgrounds, business experience, knowledge of CMMC’s industry, knowledge of corporate governance practices and experience interacting with external consultants and advisors, the members of the Compensation Committee are able to make decisions on the suitability of CMMC’s compensation policies and practices.

Role of Executive Team

CMMC’s executive team implements the compensation structure approved by the Compensation Committee and the CMMC Board and makes recommendations for performance measures for individual and corporate objectives. The President and Chief Executive Officer provides the Compensation Committee with an assessment of achievement of those results as well as an assessment of the leadership attributes and skills displayed by each of the senior executives. Recommendations are also provided to the Compensation Committee for salary increases and STIP and LTIP awards for the executives. The Compensation Committee considers this advice as well as the advice provided by its independent compensation consultant when making compensation recommendations to the CMMC Board for approval.

Independent Compensation Consultant

Pursuant to its mandate, the Compensation Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, including an independent compensation consultant, at the expense of CMMC.

Starting in 2015, the Compensation Committee engaged Lane Caputo Compensation Inc. (“Lane Caputo”) to provide reviews of current market practices regarding executive and non-executive director compensation, assist the Compensation Committee in developing an appropriate compensation strategy based on CMMC’s philosophy, develop a comparator group of companies that reflects CMMC’s current size and stage of development, and provide advice and recommendations with respect to best practices in the governance of compensation. In the course of conducting its activities, Lane Caputo has attended meetings of the Compensation Committee and presented its findings for discussion by the Compensation Committee. The Chair of the Compensation Committee has also met separately with Lane Caputo on several occasions to provide further direction.

The Compensation Committee has considered the advice, guidance and recommendations provided by Lane Caputo as part of its deliberations on its recommendations to the CMMC Board.

The fees paid to Lane Caputo for services in 2022 and 2021 were as follows:

Fiscal Year Ended	Fees Related to Executive Compensation	All Other Fees
December 31, 2022	$67,045	—
December 31, 2021	$67,561	—

The Compensation Committee must pre-approve any retainers by Lane Caputo or other compensation consultants and provide notice of such retainer to the CMMC Board. There were no other consultants hired or contracted to assist the CMMC Board or the Compensation Committee in formulating executive compensation in 2022 or 2021. Lane Caputo has not provided any services to CMMC other than those described above.

Managing Compensation Risks

The Compensation Committee believes that the executive compensation program of CMMC should not raise its risk profile. Accordingly, CMMC’s compensation programs include safeguards designed to mitigate compensation risks. The following measures seek to impose appropriate limits to avoid excessive or inappropriate risk-taking or payments:

What CMMC Does

•

Oversight by an independent Compensation Committee. CMMC has strong governance practices and oversight of the compensation program by a Compensation Committee of independent directors that have the necessary skills, knowledge and expertise to execute its mandate.

•

Obtain independent advice. The Compensation Committee retains an independent advisor to provide an external perspective of marketplace changes and best practices related to executive compensation design, governance and compensation risk management.

•

Conduct annual compensation reviews. The Compensation Committee undertakes an annual review of CMMC’s compensation program to ensure competitiveness with a compensation peer group and continued alignment with trends in compensation practices and governance.

•

Benchmark to industry peers. CMMC benchmarks executive and director compensation levels against a group of mining industry peers of similar size and complexity to ensure compensation is fair and competitive with the market.

•

Target compensation at market median. CMMC’s compensation strategy targets fixed levels of executive compensation at the median of its peer group for target levels of performance with the ability to earn above-median pay for superior corporate, individual and share price performance.

•

Approach compensation in a balanced manner. CMMC’s executive compensation program consists of base salary, short-term incentive compensation and long-term incentive compensation, which discourage inappropriate risk taking; this balance helps to mitigate the risk of too much emphasis on short-term goals at the expense of long-term sustainable performance.

•	Tie compensation to business strategy. Targets for incentive programs are established each year and aligned with CMMC’s priorities and risk profile.

•

Pay for Performance. A significant portion (71%) of the 2022 total direct compensation of the President and Chief Executive Officer was at-risk (subject to short- and long-term performance conditions), while between 57% and 62% of the other NEOs’ pay was at-risk, highlighting the correlation between pay and performance.

•

Cap the value of incentive payouts. Payouts under the short-term incentive cannot exceed 175% of target, thereby mitigating the risk of excessive risk taking or unsustainable operational or financial performance to achieve windfall annual incentive awards and also ensuring preservation of CMMC’s capital.

•

Use informed judgement. The Compensation Committee and the CMMC Board retain the ability to exercise judgment and both positive and negative discretion over the STIP performance factors to ensure that STIP payments, and resulting total compensation, reflect total returns to CMMC Shareholders in the year.

•

Minimize dilution to shareholders. Despite the emphasis on at-risk compensation, dilution to CMMC Shareholders due to equity-based incentive programs is limited through the utilization of CMMC RSUs and CMMC PSUs, which can be less dilutive than stock options.

•

Align executive and shareholder interests. Executives and non-executive directors are required to own a minimum number of CMMC Shares (and CMMC RSUs and CMMC DSUs, as applicable) to align interests with those of CMMC Shareholders as a percentage of annual base salary (being three times for the President and Chief Executive Officer, two times for executive vice presidents, one time for senior vice president and vice presidents and three times for members of the CMMC Board).

•

Have a compensation clawback policy. The CMMC Board can recoup incentive payments made to CMMC’s executives where such incentives were awarded or earned based on results that were subsequently restated or in the case of material misconduct or substantial error pursuant to CMMC’s Policy for Recoupment of Variable Cash Compensation.

•	Restrict hedging. CMMC’s Insider Trading Policy prohibits the use of any strategy to hedge or offset a decrease in market value of the CMMC Shares.

•	Provide shareholders with a “Say on Pay”. CMMC conducts an advisory vote at each annual meeting.

What CMMC Does Not Do

•	Guarantee compensation increases. Executive employment does not guarantee increases in compensation.

•	Re-price. No re-pricing, backdating or exchanges of long-term incentive vehicles is allowed under the CMMC LTIP.

•

Pay upon change in control. Change of control provisions in employment agreements contain a double trigger whereby the defined change in control must occur (trigger one) and the executive must be dismissed, either formally or constructively (trigger two).

•	Make loans. CMMC does not grant loans to executives or non-executive directors.

•

Grant stock options to non-executive directors. Equity-based compensation is delivered to non-executive directors through CMMC DSUs and non-executive directors are not eligible to participate in the CMMC Option Plan. In 2021, CMMC made the decision to no longer issue CMMC Options to directors.

Compensation Philosophy

The compensation program for senior management of CMMC is designed to ensure that the level and form of compensation achieve certain objectives, including: (a) attracting and retaining talented, qualified and effective executives; (b) motivating the short and long-term performance of these executives; and (c) aligning senior management compensation with performance outcomes of CMMC Shareholders.

Benchmarking

In the Compensation Committee’s view, paying base salaries that are competitive in the markets in which CMMC operates is a first step to attracting and retaining talented, qualified and effective executives. The practice of benchmarking against peers, however, is not overly relied upon at the expense of an independent analysis, and compensation levels are determined within the context of CMMC as a whole and justified by corporate and individual performance.

To benchmark the competitiveness of the compensation program for CMMC’s senior management for 2022, the Compensation Committee, in consultation with Lane Caputo and CMMC’s executive team, considered the size and stage of development of the following 17 companies (the “Compensation Peer Group”) in the mining industry to determine an appropriate peer group of comparators:

•	Aeris Resources Limited

•	Argonaut Gold Inc.

•	Aura Minerals Inc.

•	Aurelia Metals Limited

•	Capstone Copper Corp.

•	Dundee Precious Metals Inc.
•	Endeavour Silver Corp.

•	Ero Copper Corp.

•	Nevada Copper Corp.

•	New Gold Inc.

•	Pantoro Limited

•	Red 5 Limited
•	Sandfire Resources Ltd.

•	Sierra Metals, Inc.

•	Taseko Mines Limited

•	Torex Gold Resources Inc.

•	Wesdome Gold Mines Ltd.

These mining companies were selected as peer companies on the basis that they were the direct competitors for the individuals required to execute CMMC’s strategic plan. Peer group constituents are reviewed at least annually to ensure their continued relevance. A compensation peer group was also used to benchmark CMMC’s director compensation practices for the year ended December 31, 2021.

Given CMMC’s philosophy and the skillsets required to execute CMMC’s business strategy, CMMC has adopted a compensation program whereby NEOs’ base salaries are targeted at the median of the Compensation Peer Group; however, CMMC may choose to pay above or below target levels to reflect each incumbent’s relative experience or performance versus the market or to reflect competitive market pressures for a given skill set.

Incentives have been established to maintain total cash compensation at the median of the Compensation Peer Group when performance is at target levels with sufficient leverage to achieve above-median levels of cash compensation for high levels of corporate and individual performance.

Long-term incentives are awarded to executives annually at levels at the median of the Compensation Peer Group and should be sufficient to, when combined with each executive’s other elements of compensation, allow total direct compensation to achieve above-median positioning if CMMC Share price performance warrants.

Elements of Compensation

In compensating its senior management, CMMC has employed a combination of base salary, cash incentive compensation and equity participation through its long-term incentive plans, which include CMMC RSUs and CMMC PSUs. CMMC last granted CMMC Options to executives in 2020.

The Compensation Committee develops key performance indicators to apply to short-term compensation and long-term compensation that provides incentives to management while recognizing the global commodities market relevant to CMMC.

The following table lists each element of CMMC’s executive compensation program:

Base Salary

Base salaries are fixed and therefore provide a level of certainty. They are also used as a measure to compare CMMC’s compensation programs to other competitors in the industry and to determine other compensation elements and benefits. Base salary is cash-based compensation.

STIP	The objective of the STIP is to reward executives for the achievement of annual corporate and individual goals. STIP is a cash-based reward with a target expressed as a percentage of base salary.

LTIP

The purpose of the CMMC LTIP is to attract, retain and award executives who are expected to significantly contribute to the success of CMMC, incentivize them to perform at a high level, align management’s interests with CMMC Shareholders’ interests through equity participation, and reward the achievement of creating long-term CMMC Shareholder value. The CMMC LTIP is an equity-based award (CMMC RSUs and CMMC PSUs) with a target expressed as a percentage of base salary.

Benefits	Benefit plans provide financial reassurance to NEOs in the event of illness, disability or death.

Base Salary

Base salary is a fixed component of compensation which is based primarily on the level of responsibility of the position, the qualifications and experience of the NEO, and market conditions. For senior executives, base salaries are reviewed annually, but tend to stay relatively constant, increasing only when the executive assumes a larger role or when there is a significant change in the executive officer’s responsibilities due to, among other things, a significant change in CMMC’s business, a shift in the market, or an incremental proficiency in the role.

Short-Term Incentive – Annual Cash Incentive Compensation

Cash incentives paid annually, if earned, form the basis for the STIP. Executives earn an annual award based on a STIP target amount (target percentage of base salary) and performance against corporate and individual performance factors. The ratio of these factors may be adjusted by the Compensation Committee depending on the level of corporate or individual focus. The table below sets out the STIP target amount as well as the ratio of corporate and individual performance factors for the NEOs for 2022:

	STIP Target	Objectives (as a % of STIP)
NEO	(% of Base Salary)	Corporate	Personal
Gilmour Clausen	100%	100%	0%
Letitia Wong	60%	75%	25%
Don Strickland	60%	75%	25%
Brad Bolger(1)	60%	70%	30%
Lance Newman	60%	70%	30%
Patrick Redmond	60%	70%	30%
Rodney Shier(2)	60%	70%	30%

(1)	Mr. Bolger’s STIP target was increased from 50% to 60% upon his appointment to Senior Vice President, Finance effective October 1, 2022.
(2)	Mr. Shier was terminated by CMMC effective August 23, 2022.

CMMC’s compensation philosophy seeks to align senior management compensation with performance outcomes and, as such, corporate objective targets are established for executives on an annual basis. Each year, the CMMC Board, with the input of management and on the recommendation of the Compensation Committee, adopts the corporate objectives that guide and motivate executives as they carry out CMMC’s business plan over the ensuing year. Performance is monitored throughout the year and, following year-end, the Compensation Committee assesses CMMC’s performance against each corporate objective and considers all relevant factors (both positive and negative) in determining the appropriate weighted score.

The following table sets out CMMC’s corporate objectives for 2022 and achievements in respect of these objectives, which resulted in a weighted score of 59% (118% in 2021):

2022 Performance Objectives	Weighting	Target	Results		Performance Score	Weighted Score
Production (Mlbs)	20.0%	85.2		52.9	0%	0%
Site Cash Costs (C$/lb (net))	20.0%	$2.48		$4.64	0%	0%
Adjusted EBITDA minus Sustaining Capital (C$M)	10.0%	$140	-$	25.9	0%	0%
Reserve Addition (Mlbs)	15.0%	246		972	175%	26%
Strategic(1)	15.0%	10		10.2	105%	16%
Corporate Social Responsibility
Health & Safety(2)	10.0%	17		18.5	75%	8%
Environmental & Community Relations(3)	10.0%	10		9.8	94%	9%
Total	100%					59%

(1)

Strategic indicators include maximizing asset value, including by advancing the Eva Copper Project and completing an updated pre-feasibility study for the Copper Mountain Mine, continuing to identify and advance value-add strategic developments which increase CMMC Shareholder value, and ensuring CMMC succession planning is in place for critical positions.

(2)	Health & Safety indicator is achieving a Total Injury Frequency rate of 14-20, with 17 (CMMC’s performance in 2021) representing target. A fatality results in a nil score.
(3)

Environmental and Community Relations includes community relations, First Nations, greenhouse gas reductions and environmental performance. Indicators include achieving certain corporate sustainability objectives, including publishing an inaugural ESG report and demonstrating continuous improvement on the Mining Association of Canada’s “Towards Sustainable Mining” protocols. A major environmental event results in a nil score.

The minimum STIP payout for each executive is zero times the target STIP (if threshold performance is not achieved) and the maximum STIP payment is 1.75 times the target STIP (if the performance target is achieved by at least a specified amount).

In 2022, to reduce employee retention risk associated with the change in the CMMC PSU vesting conditions under the CMMC LTIP compared to the CMMC PSU Plan described below, the CMMC Board approved a one-time special cash bonus to those employees of CMMC awarded CMMC PSUs in 2022 in accordance with the terms and conditions of the CMMC LTIP in an amount equal to 50% of each eligible employee’s CMMC PSU target for 2022, with such bonus to be paid on or about August 15, 2024; provided that such eligible employee is still actively employed by CMMC on July 31, 2024. Such bonus is not payable under a change of control or termination event.

Long-Term Incentive – Equity Participation

CMMC believes that encouraging its executives and employees to become CMMC Shareholders is the best way of aligning their interests with those of CMMC Shareholders. CMMC’s long-term incentive is provided through equity participation.

Given the evolving nature of CMMC’s business, the Compensation Committee continues to review and redesign the overall compensation plan for senior management. In 2021, CMMC made the decision to no longer issue CMMC Options as part of CMMC’s executive compensation program. In 2022, CMMC made the decision to replace the existing equity-based incentive plans with the CMMC LTIP and intends to continue to provide equity participation only through grants of CMMC RSUs and CMMC PSUs to executives (although CMMC Options have been retained under the CMMC LTIP to provide flexibility at a future time).

The Compensation Committee, working with its independent compensation consultant and CMMC’s executive team, reviews the target long-term equity incentive opportunity and the appropriate vehicle mix and performance measures annually. The Compensation Committee makes recommendations to the CMMC Board with respect to the amount (based on a percentage of base salary) and nature of the grants to be given to each participant. While previous grants may be taken into account when considering new grants, equity-based incentive awards are generally based on competitive market practice for equity participation in the Compensation Peer Group as determined by the Compensation Committee in consultation with its independent compensation consultant and CMMC’s executive team.

For 2022, the target eligibility for each NEO was as follows: (a) 150% of base salary for Mr. Clausen; (b) 100% of base salary for Ms. Wong; (c) 100% of base salary for Mr. Strickland; (d) 75% of base salary for Mr. Bolger (upon his appointment to Senior Vice President, Finance effective October 1, 2022; prior to this, Mr. Bolger’s LTIP target was 50% of base salary); (e) 75% of base salary for Mr. Newman; (f) 75% of base salary for Mr. Redmond; and (g) 100% of base salary for Mr. Shier.

The table below summarizes the key characteristics of CMMC RSUs:

	Description	Governing Plan	Vesting Conditions	Settlement
CMMC RSUs granted prior to 2022	Notional units linked to the value of CMMC Shares	CMMC RSU Plan	CMMC RSUs vest gradually over a three-year period (i.e., one-third of CMMC RSUs vest and are settled on an annual basis).	At the discretion of the CMMC Board, cash payment equal to the fair market value of the CMMC Shares as at the vesting date or the equivalent in fully paid CMMC Shares.

CMMC RSUs granted from and after 2022	Notional units linked to the value of CMMC Shares	CMMC LTIP

CMMC RSUs vest gradually over a three-year period (i.e., one-third of CMMC RSUs vest and are settled on an annual basis). CMMC RSUs awarded in 2022 will vest 1/3 on July 31, 2023, 1/3 on July 31, 2024, and 1/3 on July 31, 2025.

At the discretion of the CMMC Board, cash payment equal to the fair market value of the CMMC Shares as at the vesting date or the equivalent in fully paid CMMC Shares. Vested CMMC RSUs will be settled as soon as practicable after vesting.

The table below summarizes the key characteristics of CMMC PSUs:

	Description	Governing Plan	Vesting Conditions	Settlement
CMMC PSUs granted prior to 2022	Notional units linked to the value of CMMC Shares	CMMC PSU Plan

CMMC PSUs vest gradually over a three-year period (i.e., one-third of CMMC PSUs vest and are settled on an annual basis). Vesting is determined based on relative total shareholder return (“TSR”) performance against the TSR peer group.

An amount in cash equal to the number of CMMC Shares to which the participant is entitled multiplied by the market price of the CMMC Shares on the TSX on the day prior to the applicable vesting day.

CMMC PSUs granted from and after 2022	Notional units linked to the value of CMMC Shares	CMMC LTIP

CMMC PSUs cliff vest and are settled at the end of the three-year performance period. Vesting is subject to two performance metrics: 70% of each award vests subject to relative TSR performance against the TSR peer group; and 30% of each award vests subject to the achievement of CMMC’s ESG objective relating to reduction in carbon intensity.

At the discretion of the CMMC Board, cash payment equal to the fair market value of the CMMC Shares as at the vesting date or the equivalent in fully paid CMMC Shares.

TSR Performance is determined as follows:

TSR Performance	Percentage Ranking
Less than the 35th percentile	0
35th percentile	50%
50th percentile	100%
75th percentile	150%
90th percentile	200%

For 2022, the TSR peer group (the “TSR Peer Group”) consists of:

•	Amerigo Resources Ltd.

•	Antofagasta plc

•	Capstone Copper Corp.

•	Ero Copper Corp.

•	First Quantum Minerals Ltd.
•	Freeport-McMoRan Inc.

•	Grupo México, S.A.B. de C.V.

•	Hudbay

•	Imperial Metals Corp.
•	Lundin Mining Corp.

•	Nexa Resources S.A.

•	Southern Copper Corp.

•	Taseko Mines Limited

The TSR Peer Group is different than the Compensation Peer Group used for compensation benchmarking. In developing the Compensation Peer Group, asset size of the peer companies is critical in selecting the companies in the group, while the particular mineral extracted is less critical. For the TSR Peer Group, in order for PSUs to vest based on relative out-performance, it is critical that the TSR of the companies in the TSR Peer Group are subject to the same commodity price influences as CMMC; accordingly, all the companies in the TSR Peer Group are base metal mining companies.

For 2022, ESG performance is based on a reduction in carbon intensity for Scope #1 and Scope #2 greenhouse gas (“GHG”) emissions (measured on a tonnes of CO2 equivalent per tonne copper equivalent produced) for the period of January 1, 2024 to and including December 31, 2024:

Carbon Intensity	Performance Score
2.0	0%
1.9	50%
1.8	100%
1.7	150%
1.6	200%

Carbon intensity shall be determined based on annual copper, gold and silver production publicly reported by CMMC and annual GHG emissions and carbon intensity publicly reported by CMMC to the British Columbia government, which requires a third party independent audit.

For a summary of the treatment of the CMMC RSUs and the CMMC PSUs under the Arrangement, please refer to “The Arrangement – Arrangement Mechanics” in this Circular.

Performance Graph

The following graph compares the total cumulative return to a shareholder who invested $100 in CMMC Shares from January 1, 2018 through December 31, 2022 with the cumulative total shareholder return for the same period of the Standard & Poor’s (“S&P”)/TSX Composite Index, S&P/TSX Base Metals Index, and the S&P/TSX Global Mining Index.

Total Shareholder Return
$250
$200
$150
$100
$50
$0
2017
2018
2019
2020
2021
2022
S&P/TSX Composite Index
S&P/TSX Global Base Metals Index
S&P/TSX Global Mining Index
Copper Mountain

	2018	2019	2020	2021	2022
S&P/TSX Composite Index	$91	$112	$118	$148	$139
S&P/TSX Global Base Metals Index	$79	$88	$116	$154	$161
S&P/TSX Global Mining Index	$97	$124	$158	$169	$187
Copper Mountain	$47	$47	$118	$224	$112

For the five-year period ended December 31, 2022, the share price of the CMMC Shares increased 12%, while the S&P/TSX Composite Index, the S&P/TSX Base Metals Index and the S&P/TSX Global Mining Index increased 39%, 61% and 87%, respectively. During 2022, the CMMC Shares decreased by 50%, compared to a 6% decrease for the TSX Composite Index, a 5% increase for the TSX Base Metals Index, and a 10% increase for the TSX Global Mining Index. The CMMC Board does not believe that the underperformance or overperformance of the CMMC Shares is reflective of only management’s performance but is also reflective of base metal prices and market sentiment. Accordingly, the total compensation of the NEOs is not solely based upon how CMMC performs in comparison to the S&P/TSX Composite Index or other indices.

Summary Compensation Table

Set out below are particulars of compensation paid to the NEOs. The following table is a summary of compensation paid to the NEOs for the financial years ended December 31, 2022, 2021 and 2020:

					Non-Equity Incentive Plan Compensation ($)
Name and Position of Principal	Year	Salary ($)	Share-Based Awards (CMMC RSUs(8) and CMMC PSUs) ($)	Option-Based Awards (CMMC Options) ($)	Annual Incentive Plans (STIP)(9)	Long- Term Incentive Plans	Pension Value ($)(10)	All Other Compensation ($)(11)	Total Compensation ($)
Gilmour Clausen(1)	2022	880,360	1,218,750	Nil	259,706	Nil	20,655	Nil	2,379,471
President, Chief	2021	633,900	638,500	Nil	748,002	Nil	Nil	Nil	2,020,402
Executive Officer and Director	2020	663,950	442,634	221,317	982,646	Nil	Nil	Nil	2,310,546
Letitia Wong(2)	2022	382,875	435,500	Nil	160,734	Nil	19,144	Nil	998,253
Executive Vice	2021	350,000	350,000	Nil	237,720	Nil	17,500	Nil	955,220
President, Chief
Financial Officer	2020	320,833	210,000	105,000	250,992	Nil	16,042	Nil	897,034
Don Strickland(3)	2022	478,233	434,698	Nil	159,696	Nil	19,495	Nil	1,092,122
Executive Vice	2021	378,000	378,000	Nil	271,593	Nil	18,900	Nil	1,046,493
President, Chief
Operating Officer	2020	378,000	252,000	126,000	302,778	Nil	18,900	Nil	1,077,678
Brad Bolger(4)	2022	282,234	126,791	Nil	113,917	Nil	14,112	Nil	537,054
Senior Vice	2021	220,500	110,252	Nil	128,772	Nil	11,025	Nil	470,549
President, Finance	2020	210,000	70,000	35,000	137,340	Nil	10,500	Nil	462,840
Lance Newman(5)	2022	402,505	254,575	Nil	168,296	Nil	16,761	Nil	842,137
Senior Vice	2021	299,366	226,154	Nil	199,018	Nil	Nil	Nil	724,538
President, Project
Development	2020	307,409	153,705	76,852	237,565	Nil	Nil	Nil	775,531
Patrick Redmond(6)
Senior Vice	2022	360,500	270,374	Nil	167,200	Nil	18,025	Nil	816,099
President,	2021	58,333	Nil	Nil	49,410	Nil	2,917	Nil	100,660
Exploration and	2020	—	—	—	—	—	—	—	—
Geoscience
Rodney Shier(7)	2022	281,206	435,161	Nil	Nil	Nil	14,099	123,013	853,479
Chief Financial	2021	395,600	395,600	Nil	281,509	Nil	19,780	Nil	1,092,489
Officer	2020	368,000	245,334	122,667	308,237	Nil	18,400	Nil	1,062,637

(1)

On June 1, 2018, Mr. Clausen was appointed the new President & Chief Executive Officer with an annual salary of US$500,000, plus a special performance-based award after three years of service that would allow him to earn an additional two times base salary, provided he satisfied certain strategic objectives determined by the CMMC Board. Amounts disclosed are converted to Canadian dollars at year end exchange rates (December 2022 – 1.3544; December 2021 – 1.2678; and December 2020 – 1.3279).

(2)

Effective October 1, 2022. Ms. Wong was appointed Executive Vice President, Chief Financial Officer at an annual salary of $450,000. Ms. Wong was previously appointed Executive Vice President, Strategy & Corporate Development on November 1, 2020 at an annual salary of $350,000. Prior to that, she was Vice President, Corporate Development & Investor Relations.

(3)

On May 5, 2022, Mr. Strickland was appointed Executive Vice President, Chief Operating Officer at an annual salary of $500,000. Mr. Strickland was previously appointed Executive Vice President, Sustainability on July 1, 2021 at an annual salary of $378,000. Prior to that, he was Chief Operating Officer.

(4)

Effective October 1, 2022, Mr. Bolger was appointed Senior Vice President, Finance at an annual salary of $330,000. Mr. Bolger was previously interim Chief Financial Officer from and after August 23, 2022 to September 30, 2022 at an annual salary of $330,000. Prior to that, he was Vice President, Finance.

(5)

On May 5, 2022, Mr. Newman was appointed Senior Vice President, Project Development at an annual salary of US$310,000. Mr. Newman was previously appointed Vice President, Project Development on July 16, 2018 at an annual salary of US$220,000. Amounts disclosed are converted to Canadian dollars at year end exchange rates (December 2022 – 1.3544; December 2021 – 1.2678; and December 2020 – 1.3279).

(6)	On November 1, 2021, Mr. Redmond was appointed Senior Vice President, Exploration and Geoscience at an annual salary of $360,500.
(7)	Mr. Shier was terminated by CMMC effective August 23, 2022.
(8)

Amounts in this column represent the CMMC RSU value on the grant date. For Ms. Wong in 2022, amount shown includes a one-time LTIP grant of $75,000 (100% CMMC RSUs) to reflect her promotion to Executive Vice President, Chief Financial Officer.

(9)

CMMC deferred annual STIP cash incentive compensation for 2018 and 2019, which was paid in 2020. In 2022, Messrs. Clausen, Ms. Wong and Mr. Strickland agreed to a 50% reduction in the weighted score for the corporate objectives’ component of their STIP cash incentive compensation (in the case of each of Ms. Wong and Mr. Strickland, on a pro rata basis for their time in the role of Executive Vice President, Chief Financial Officer and Executive Vice President, Chief Operating Officer, respectively).

(10)	Amounts in this column represent employer matching contributions pursuant to CMMC’s Group Registered Retirement Savings Plan (RRSP).
(11)	For Mr. Shier, amount shown includes vacation pay earned and payable up to August 23, 2022.

Incentive Plan Awards – Outstanding Share-Based and Option-Based Awards

Outstanding Share-Based and Option-Based Awards

The following table sets out the outstanding CMMC Options and CMMC Share-based awards in the form of CMMC RSUs held by the NEOs as at December 31, 2022:

	Option-Based Awards(2)				Share-Based Awards (CMMC RSUs and CMMC PSUs)
Name(1)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in- the-Money Options ($)(2)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($)(2)
Gilmour Clausen	173,980	0.58	Feb-25-2025	196,597	745,536	1,274,867	413,163
	400,000	1.14	Aug-12-2023	228,000
Letitia Wong	186,052	1.02	Mar-22-2024	128,376	354,107	605,523	421,525
	330,168	0.58	Feb-25-2025	373,090
	55,816	1.02	Mar-22-2024	38,513
Don Strickland	198,100	0.58	Feb-25-2025	223,853	359,294	614,393	234,776
	59,064	1.02	Mar-22-2024	40,754
Brad Bolger	110,056	0.58	Feb-25-2025	124,363	102,784	174,761	65,348
	350,000	1.14	Aug-12-2023	199,500
Lance Newman	177,193	1.02	Mar-22-2024	122,263	215,186	367,968	348,984
	241,658	0.58	Feb-25-2025	273,074
Patrick Redmond	Nil	Nil	Nil	Nil	71,927	122,995	Nil

(1)	Mr. Shier was terminated by CMMC effective August 23, 2022, and therefore is not included in this table.
(2)	The closing market price of the CMMC Shares on December 30, 2022 (the last trading day on the TSX) was $1.71.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned in incentive plan awards held by the NEOs during the financial year ended December 31, 2022:

Name	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)(1)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)(1)
Gilmour Clausen	465,852	413,163	879,015
Letitia Wong	220,684	200,985	421,669
Don Strickland	264,821	236,486	501,307
Brad Bolger	72,299	65,346	137,645
Lance Newman	179,059	158,355	337,412

Name	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)(1)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)(1)
Patrick Redmond	Nil	Nil	Nil
Rodney Shier(1)	257,815	233,314	491,129

(1)	Mr. Shier was terminated by CMMC effective August 23, 2022.
(2)	The closing market price of the CMMC Shares on December 30, 2022 (the last trading day on the TSX) was $1.71.

Report on Director Compensation

The methodology used for determining the remuneration of the CMMC Board is similar to that used for the remuneration of NEOs, taking into consideration the size and stage of development of CMMC and to achieve the objectives of retaining and attracting skilled, experienced and dedicated directors. The Compensation Committee periodically reviews director compensation and recommends changes when warranted in the circumstances. In addition, the CMMC Board may award special remuneration to any director undertaking any special services on CMMC’s behalf other than services ordinarily required of a director.

In 2022, CMMC Board members were compensated for their services as directors through a combination of an annual retainer fee and annual equity-based compensation in the form of CMMC DSUs. Independent directors are not compensated based on performance. The compensation for directors who are not executives as of December 31, 2022 is as follows:

Function	Annual Retainer
Cash
Board Chair	$135,000
Board Member	$75,000
Committee Chairs
Audit Committee	$15,000
Compensation Committee	$12,500
Corporate Governance Committee	$10,000
Corporate Social Responsibility Committee	$10,000
Technical Committee	$5,500
CEO Succession Planning Committee	$5,000
Special Committee	$15,000
Committee Member
CEO Succession Planning Committee Member	$5,000
Special Committee Member	$10,000

DSUs
Board Chair	$150,000
Board Member	$100,000

CMMC requires non-executive directors to have an equity interest in CMMC equal to at least three times the annual director cash retainer. This requirement must be met within the later of: (a) five years of being appointed to the CMMC Board; or (b) April 25, 2024. This policy was adopted to better align the interests of the CMMC Board with the interests of CMMC Shareholders. CMMC Shares and CMMC DSUs granted under the CMMC DSU Plan are counted towards the ownership guidelines. A director’s holdings are valued based on the greater of the CMMC Share price or the cost base. While not in compliance with the guidelines, a director must retain 50% of any net CMMC Shares issued pursuant to the exercise of any CMMC Options. Violation of the guidelines may result in a director not receiving any long-term incentive compensation.

The table below summarizes the key characteristics of CMMC DSU awards under the CMMC DSU Plan:

Eligibility	Directors of CMMC who are not employees of CMMC or any of its affiliates.

Award	The number of CMMC DSUs awarded will be determined by dividing the grant amount by the closing price of the CMMC Shares on the TSX on the date preceding the grant date.

Vesting Conditions	Immediately upon issuance.

Dividends	In case of payment of dividends on CMMC Shares, participants in the CMMC DSU Plan will receive the value of the dividend in the form of additional CMMC DSUs.

Settlement

Upon the earliest date on which the participant is not a director of CMMC, or a director of an affiliate, a participant may elect a redemption date (at least ten business days following the date on which notice is received by CMMC, but no later than December 15 of the first calendar year commencing after the year in which the termination date occurred) upon which CMMC DSUs will be redeemed for a cash payment to the participant equal to the product of the number of CMMC DSUs multiplied by the closing price of the CMMC Shares on the TSX on the date preceding the applicable date.

In 2022, CMMC amended the CMMC DSU Plan in connection with CMMC’s efforts to respond to CMMC Shareholder concerns regarding its share-based compensation practices. The key change under such amendment is that all CMMC DSUs granted to directors can only be settled in cash, including the CMMC DSUs granted to directors under the CMMC DSU Plan prior to the CMMC Board’s approval of such amendment. Since the inception of the CMMC DSU Plan, CMMC has only settled CMMC DSUs in cash and no CMMC Shares have been issued by CMMC to settle CMMC DSUs.

For a summary of the treatment of the CMMC DSUs under the Arrangement, please refer to “The Arrangement – Arrangement Mechanics” in this Circular.

DSU Awards – Value Earned During the Year

The following table sets out the outstanding CMMC DSUs held by the directors, other than the NEOs, as at December 31, 2022:

	CMMC DSU Plan Based Awards(1)
	Number of Securities Underlying	Monetary Value of
	Unexercised CMMC DSUs	CMMC DSUs
Name	(#)	($)(2)
Michele Buchignani	163,182	279,041
Edward Dowling	137,943	235,883
M. Stephen Enders	26,603	45,491
Jeane Hull	27,548	47,107
Paula Rogers	58,149	99,435
Peter Sullivan	74,947	128,159
William Washington	163,182	279,041

(1)

The CMMC DSUs can only be redeemed when the director leaves the CMMC Board. Upon leaving the CMMC Board, the director is entitled to be paid cash consideration equal to the closing market price of the CMMC Shares on the TSX times the number of CMMC DSUs held.

(2)	The closing market price of the CMMC Shares on December 30, 2022 (the last trading day on the TSX) was $1.71.

Director Compensation Summary

The following table sets forth the details of compensation in the form of fees, CMMC Options and CMMC DSUs granted to the directors, other than the NEOs, during CMMC’s most recently completed financial year ended December 31, 2022:

		Option-Based	Share-Based	All Other
	Fees Earned	Awards	Awards	Compensation	Total
Name	($)	($)	($)	($)	($)
Bruce Aunger(1)	47,750	Nil	100,000	Nil	147,750
Michele Buchignani	108,250	Nil	100,000	Nil	208,250
Edward Dowling	155,000	Nil	150,000	Nil	305,000
M. Stephen Enders	90,500	Nil	100,000	Nil	190,500
Jeane Hull(2)	72,000	Nil	100,000	Nil	172,000
Paula Rogers	103,000	Nil	100,000	Nil	203,000
Peter Sullivan	91,500	Nil	100,000	Nil	191,500
William Washington	110,750	Nil	100,000	Nil	210,750

(1)	Mr. Aunger retired from the CMMC Board and did not stand for re-election at CMMC’s annual general meeting on June 9, 2022.
(2)	Ms. Hull joined the CMMC Board on April 15, 2022.

Legal Proceedings and Regulatory Actions

CMMC is not a party to, nor is any of its property the subject of, any material legal proceedings, and there are no material legal proceedings known by CMMC to be contemplated. CMMC has not (a) received any penalties or sanctions imposed against it by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2022, (b) received any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision, or (c) entered any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the financial year ended December 31, 2022.

Interest of Informed Persons in Material Transactions

Except as otherwise disclosed in this Circular and as discussed in the CMMC AIF, there were no material interests, direct or indirect, of CMMC’s directors or executive officers, or any director or executive officer of a Subsidiary of CMMC or any Person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding CMMC Shares, or any associate or affiliate of such Persons, in any transaction since the commencement of CMMC’s last completed financial year or in any proposed transaction which has materially affected, or would materially affect, CMMC or any of its Subsidiaries.

Material Contracts

Except as otherwise disclosed in this Circular and as discussed in the CMMC AIF, during the 12 months prior to the date of this Circular, CMMC has not entered into any contracts, nor are there any contracts still in effect, that are material to CMMC or any of its Subsidiaries, other than contracts entered into in the ordinary course of business. See “Material Contracts” in the CMMC AIF, which is incorporated by reference in this Circular.

Auditor, Transfer Agent and Registrar

CMMC’s auditor is PricewaterhouseCoopers LLP and its registrar and transfer agent is Computershare Investor Services Inc., located in Vancouver, British Columbia.

Risk Factors

An investment in the securities of CMMC and the completion of the Arrangement are subject to certain risks. In addition to considering the other information in this Circular, including the risk factors relating to the Arrangement set forth under “Risk Factors” in this Circular, readers should carefully consider the risk factors described under the heading “Risks and Uncertainties” in the CMMC AIF and CMMC Q1 Interim MD&A which is incorporated by reference in this Circular. If any of the identified risks were to materialize, CMMC’s business, financial position, results and/or future operations may be materially affected. The risk factors identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of CMMC that may present additional risks in the future.

Interests of Experts

Each of CIBC and Origin is named as having prepared or certified a report, statement or opinion in this Circular, specifically its fairness opinions. See “The Arrangement – CMMC Fairness Opinions”. Except for the fees to be paid to the financial advisors, to the knowledge of CMMC, none of the foregoing financial advisors, their directors, officers, employees and partners, as applicable, or their respective associates or affiliates, beneficially owns, directly or indirectly, 1% or more of any outstanding securities of CMMC or any associate or affiliate of CMMC, has received or will receive any direct or indirect interests in the property of CMMC or any of its associates or affiliates, or is expected to be elected, appointed or employed as a director, officer or employee of CMMC or any associate or affiliate thereof.

Technical information relating to the Copper Mountain Mine in this Circular and the documents incorporated by reference herein has been prepared under the supervision of, or reviewed by, Mr. Patrick Redmond, Ph.D., P.Geo., Senior Vice President, Exploration and Geoscience of CMMC, Mr. Alberto Chang, P.E., Vice President, Mining of CMMC, Mr. Richard Klue, FSAIMM, Vice President, Technical Services of CMMC and Mr. Scott Weston, M.Sc., P.Geo., of Hemmera Envirochem. Each of the foregoing Persons beneficially owns, directly or indirectly, less than 1% of CMMC’s outstanding securities and has no other direct or indirect interest in CMMC or any of its associates or affiliates.

The CMMC Annual Financial Statements, incorporated by reference in this Circular, have been audited by PricewaterhouseCoopers LLP, as set forth in their report thereon. PricewaterhouseCoopers LLP has advised CMMC that it is independent of CMMC within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct.

Additional Information

Additional information relating to CMMC is available under CMMC’s issuer profile on SEDAR at www.sedar.com. Financial information concerning CMMC is provided in the CMMC Annual Financial Statements, the CMMC Q1 Interim Financial Statements, the CMMC Annual MD&A and the CMMC Q1 Interim MD&A, which can be accessed on SEDAR under CMMC’s issuer profile at www.sedar.com. The information contained on, or accessible through, any of these websites is not incorporated by reference into this Circular and is not, and should not be considered to be, a part of this Circular unless it is explicitly so incorporated. See “Documents Incorporated by Reference” above.

Copies of the CMMC documents incorporated herein by reference may be obtained on request without charge by contacting Tom Halton, Director, Investor Relations and Corporate Communications by telephone at 1 604-682-2992 or by email at Tom.Halton@CuMtn.com. In addition, copies of the CMMC documents incorporated herein by reference may be obtained by accessing the disclosure documents available on SEDAR under CMMC’s issuer profile at www.sedar.com.

APPENDIX M

PART 8, DIVISION 2 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Pursuant to the Interim Order, CMMC Shareholders have the right to dissent in respect of the Arrangement in accordance with Part 8, Division 2 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order. Such right to dissent is described in the Circular. The full text of Part 8, Division 2 of the BCBCA is set forth below.

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)

in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)

in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)	in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles

(i)	to alter restrictions on the powers of the company or on the business the company is permitted to carry on,

(ii)	without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91, or

(iii)	without limiting subparagraph (i), in the case of a benefit company, to alter the company’s benefit provision;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(1.1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent under section 51.995 (5) in respect of a resolution to alter its notice of articles to include or to delete the benefit statement.

(2) A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)

any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240

(1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) or (1.1) must,

(a)

if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244

(1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245	(1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)

determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)	make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)

pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)

the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)

if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)

the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

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HUDBAY

CONTACT US

North American Toll-Free Phone

1.866.581.1571

Outside North America, Banks and Brokers

Call Collect: 416.623.2514

HudbayPOA.com

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COPPER MOUNTAIN MINING CORPORATION

CONTACT US

North American Toll-Free Phone

1.855.682.2031

Outside North America, Banks and Brokers

Call Collect: 416.623.4172

CopperMountainPOA.com

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E-mail: contactus@kingsdaleadvisors.com

Fax: 416.867.2271

Toll Free Facsimile: 1.866.545.5580

KINGSDALE Advisors

QUESTIONS? NEED HELP VOTING?
CONTACT US
North American Toll-Free Phone
1.855.682.2031
Outside North America, Banks and Brokers
Call Collect: 416.623.4172 CopperMountainPOA.com
E-mail: contactus@kingsdaleadvisors.com
Fax: 416.867.2271
Toll Free Facsimile: 1.866.545.5580